As confidentially submitted to the Securities and Exchange Commission on April 17, 2014

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

MOL Global, Inc.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Cayman Islands	7389	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Lots 07-03 & 08-03, Levels 7 & 8

Berjaya Times Square, No. 1, Jalan Imbi

55100 Kuala Lumpur, Malaysia

+603 2082-1251

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

[                ]

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Jonathan B. Stone, Esq. Skadden, Arps, Slate, Meagher & Flom LLP c/o 42/F, Edinburgh Tower, The Landmark 15 Queen’s Road Central Hong Kong +852 3740-4700	Rajeev P. Duggal, Esq. Skadden, Arps, Slate, Meagher & Flom LLP c/o 6 Battery Road Suite 23-02 Singapore 049909 +65 6434-2900	James C. Lin, Esq. Davis Polk & Wardwell LLP c/o 18/F, The Hong Kong Club Building 3A Chater Road Hong Kong +852 2533-3300

Approximate date of commencement of proposed sale to the public: as soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(2)(3)	Amount of registration fee
Ordinary Shares, par value $1.00 per share(1)	$	$

(1)	American depositary shares issuable upon deposit of ordinary shares registered hereby will be registered under a separate registration statement on Form F-6 (Registration No. 333- ). Each American depositary share represents ordinary shares.

(2)	Includes ordinary shares that are issuable upon the exercise of the underwriters’ over-allotment option. Also includes ordinary shares initially offered and sold outside the United States that may be resold from time to time in the United States either as part of their distribution or within 40 days after the later of the effective date of this registration statement and the date the shares are first bona fide offered to the public. These ordinary shares are not being registered for the purpose of sales outside the United States.

(3)	Estimated solely for the purpose of determining the amount of registration fee in accordance with Rule 457(o) under the Securities Act of 1933.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus Dated             , 2014

American Depositary Shares

MOL Global, Inc.

Representing             Ordinary Shares

This is an initial public offering of American depositary shares, or ADSs, of MOL Global, Inc., or the Issuer.

We are offering             ADSs. The selling shareholders identified in this prospectus are offering an additional             ADSs. Each ADS represents             of our ordinary shares, par value $1.00 per share. We will not receive any proceeds from the ADSs sold by the selling shareholders.

Prior to this offering, there has been no public market for the ADSs or the ordinary shares. It is currently estimated that the initial public offering price per ADS will be between $            and $            . We intend to apply to list the ADSs on the NASDAQ Global Market under the symbol “            .”

We are an “emerging growth company” under applicable U.S. federal securities laws and are eligible for reduced public company reporting requirements.

Investing in our ADS involves risks. See “Risk Factors” beginning on page 14 for factors you should consider before buying the ADSs.

Neither the United States Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per ADS	Total
Initial public offering price	$	$
Underwriting discount and commissions	$	$
Proceeds, before expenses, to the Issuer	$	$
Proceeds, before expenses, to the selling shareholders	$	$

To the extent the underwriters sell more than             ADSs, the underwriters have an option to purchase up to an additional             ADSs from us and up to an additional             ADSs from the selling shareholders at the initial public offering price less the underwriting discount and commissions.

The underwriters expect to deliver the ADSs against payment in U.S. dollars in New York, New York on             , 2014.

Citigroup	Credit Suisse (In alphabetical order)	Deutsche Bank Securities

Prospectus dated             , 2014

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the ADSs offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Neither we nor any of the underwriters has done anything that would permit this offering or possession or distribution of this prospectus or any filed free writing prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus or any filed free writing prospectus must inform themselves about, and observe any restrictions relating to, the offering of the ADSs and the distribution of this prospectus or any filed free writing prospectus outside of the United States.

Until             , 2014 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

We present our consolidated financial statements in Malaysian Ringgit. Solely for convenience and unless otherwise indicated, certain Malaysian Ringgit amounts have been translated into U.S. dollars at a rate of MYR3.2770 to U.S.$1.00, the noon buying rate in The City of New York for cable transfers of MYR as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2013. Such U.S. dollar amounts are not necessarily indicative of the amount of U.S. dollars that could actually have been purchased upon exchange of Malaysian Ringgit at the dates indicated and have been provided solely for the convenience of the reader.

i

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements appearing elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in our ADSs discussed under “Risk Factors,” before deciding whether to buy our ADSs.

Our Business

We are the largest alternative payment facilitator for online digital goods and services in Southeast Asia, according to Frost & Sullivan. We operate a payments platform that facilitates online and mobile commerce for consumers in emerging and other markets by providing a vast network of payment channels that accept payment using cash and online methods. Our physical distribution network comprises more than 920,000 physical locations in 13 countries across four continents where we maintain a local presence as of March 31, 2014 and physical locations in other countries where we have relationships with aggregators that distribute our products through channels with which they have relationships. We also have mobile and electronic distribution channels that accept major credit cards and online banking from 94 banks globally as of March 31, 2014. Our primary product is our MOLPoints micropayment system, which sells payment credits that can be used by consumers to purchase online game credits and other digital content, including Facebook Game Cards. We also operate MOLReloads, a distribution network that distributes prepaid mobile airtime and digital content; MOLPay, a payments solution for online merchants; and MMOG.asia, an online games portal. We plan to launch MOLWallet, an online and mobile payment processing and money transfer system in Malaysia in 2014. Our products provide various opportunities to acquire and retain customers and their payment credentials, which present cross-selling opportunities for our existing and future solutions. Our user base consists of both registered and unregistered users.

MOLPoints can be used to purchase credits that can be used in thousands of online games and other digital content, from over 450 content providers as of March 31, 2014. We operate in markets that are largely cash-based and offer consumers the opportunity to purchase MOLPoints in cash through our physical distribution network, which comprises chain operators such as 7-Eleven, individual retailers such as cybercafés, and aggregators such as e-pay. Our physical distribution network for MOLPoints includes our MOLReloads distribution network in Malaysia, the Philippines and Thailand. In addition, MOLPoints are available for purchase using credit cards, through online banking and at electronic kiosks in retail locations. We currently operate local websites for MOLPoints, or equivalent products for local markets, in 13 countries, namely Malaysia, Thailand, Turkey, the Philippines, Singapore, Indonesia, India, the United States, Australia, Brazil, Taiwan, Vietnam and New Zealand.

MOLReloads distributes electronic vouchers, or e-vouchers, for pre-paid mobile airtime and digital content including MOLPoints. Consumers can purchase prepaid mobile airtime for most major mobile service providers in Malaysia, the Philippines and Thailand through our MOLReloads distribution network, which comprises chain operators, including more than 1,500 7-Eleven convenience stores as of March 31, 2014, cybercafés and bookstores, and in the Philippines, individual distributors who distribute e-vouchers through mobile phones. In January 2014, we entered into an agreement with InComm, a provider of pre-paid products, services and transaction technologies, pursuant to which we plan to distribute point-of-sale activated, or POS-activated, pre-paid gift cards through our MOLReloads distribution network.

MOLPay is an integrated payments solution for online merchants, which offers cash, online banking and credit card payment processing options for their consumers. MOLPay is currently offered in Malaysia and Vietnam, and we expect to launch MOLPay in Indonesia in 2014. MOLPay has an agreement with MyClear, a subsidiary of BNM, to serve as a third party (non-bank) acquirer for e-commerce. In addition to online banking and credit card payment, MOLPay has agreements with various distribution partners for collecting payments at more than 22,000 additional physical cash payment points in Malaysia, Singapore and Indonesia, including at

7-Eleven and other convenience stores, cybercafés and petrol stations, which are in the process of being rolled out in 2014. We own 51% of MOLPay Sdn. Bhd., which operates MOLPay. As of March 31, 2014, consumers could use MOLPay to make purchases from 3,455 online merchants.

MOLWallet is our planned account-based online and mobile payment processing and money transfer system that is designed to effectively replace a physical wallet using a mobile phone. Account holders will be able to pay for digital and physical retail goods and services, pay third party bills, reload pre-paid accounts for mobile airtime and other mobile applications as well as perform peer-to-peer money transfers through a convenient, secure and intuitive online or mobile interface with multiple payment methods. MOLWallet uses technology that was developed by NganLuong Joint Stock Company, or NganLuong, an online payments solutions provider based in Vietnam that we acquired in 2013. We plan to launch MOLWallet in Malaysia in 2014.

MMOG.asia is an online games portal that operates licensed games in Southeast Asia, including through localized portals operated in local languages for Malaysia, Thailand and Indonesia. MMOG.asia accepts MOLPoints to purchase game credits for games that it operates. We acquired MyCNX, which operates MMOG.asia, in November 2012.

In recent years, we have evolved our product offering in response to consumers’ increasing use of mobile devices for online activities. In each country where we operate a local website for MOLPoints, we also operate a local mobile website, which facilitates access to our website for consumers using mobile devices. We have increasingly partnered with content providers to collect payments for mobile content through MOLPoints. We have mobile carrier billing partnerships with 23 telecommunications service providers operators in eight countries, which offer further exposure to mobile consumers who can pay for MOLPoints through the deduction of prepaid mobile airtime or, with respect to post-paid users, on their monthly statement. For MOLPay, we have a mobile enabled application program interface, or API, which facilitates payment for m-commerce transactions. Furthermore, MOLWallet, which we plan to launch in Malaysia in 2014, is our first product that is targeted primarily to mobile consumers, and MMOG.asia plans to launch ten mobile games in 2014 including mobile games for the Malaysia, Thailand and Indonesia markets.

We have experienced substantial growth in recent years. In 2011, 2012 and 2013, respectively, consumers conducted 7,561,340, 9,089,171 and 16,120,472 transactions on our MOLPoints platform, involving an aggregate value of MYR175.3 million, MYR371.8 million and MYR589.3 million. For 2011, 2012 and 2013 our revenue was MYR63.2 million, MYR95.6 million and MYR171.5 million, respectively.

Competitive Strengths

Our key competitive strengths include the following:

•	Extensive distribution network;

•	Broad content offering;

•	Active, paying user community;

•	Powerful network effects;

•	Scalable financial model;

•	Flexible technology platform; and

•	Proven execution.

Our Strategies

Our vision is to connect consumers in the emerging markets to the online and mobile economy. To this end, our business strategy includes the following:

•	Expand to new markets;

•	Broaden our product penetration across our markets;

•	Execute our mobile strategy;

•	Expand our online merchant network; and

•	Accelerate “real world” payments.

Our Challenges

Our ability to achieve our goal and execute our strategies is subject to risks and uncertainties. The following is a summary of some of the principal risks we face:

•	We face significant competition in the markets in which we operate, and we may fail to successfully compete against current or future competitors;

•	We depend on certain of our distribution partners;

•	We are dependent on global and regional digital content providers and telecommunications service providers;

•	We receive certain support from our major shareholder and companies controlled by our major shareholder, which may not continue following the offering;

•	The growth of our business is largely dependent on our distribution network;

•	Our growth prospects will suffer if we are unable to continue to grow our business for mobile platforms;

•	If customer confidence in our businesses or our brands deteriorates, our business, financial condition and results of operations could be adversely affected;

•

An increase in the use of credit cards, debit cards or bank transfers and a decline in the use of cash as a means of payment in the markets in which we operate, may result in lower growth or a decline in the use of our services;

•	Our payment system might be used for fraudulent, illegal or improper purposes such as money laundering, which could expose us to additional liability and harm our business; and

•	We are subject to extensive government regulation, including regulations with respect to electronic payment services and data privacy.

Please see “Risk Factors” and other information included in this prospectus for a discussion of these and other risks and uncertainties that we face.

Recent Developments

In April 2014, we agreed to purchase Easy2Pay, a mobile payment platform for merchants that facilitates payment by mobile phone subscribers through various gateways, including short message service (SMS) and multimedia message service (MMS), among others. We entered into a share purchase agreement with Magical Venture Corp. and Mr. Pongsak Thamprapasasadon pursuant to which we agreed to acquire 100% of the outstanding shares of three companies, namely, 3Sept Corporations Co. Ltd., a Thai company, e-Innovations Systems & Networks Thai Co. Ltd., a Thai company, and Sept 3 Technology Sdn. Bhd., a Malaysian company. Pursuant to the agreement, which is subject to customary closing conditions, we have agreed to purchase 60% of the outstanding shares of each of these companies in May 2014, a further 20% in November 2015 and the remaining 20% in May 2017. The purchase price for each tranche is based on the financial performance of the companies during a specified period prior to the relevant closing. The purchase price for the first tranche is expected to be approximately THB64 million.

Corporate History and Structure

MOL Global, Inc. was incorporated on February 20, 2014 by our shareholder, MOL Global Pte. Ltd., or MOL Global Singapore, a company incorporated under the laws of Singapore, which is controlled by our major shareholder, Tan Sri Dato’ Seri Vincent Tan, who will remain our major shareholder following this offering. All of our operations are conducted through MOL AccessPortal Sdn. Bhd., or MOL AccessPortal, a company incorporated under the laws of Malaysia.

Corporate Structure

The following diagram illustrates our corporate structure, including our beneficial interests in our principal operating subsidiaries, as of the date of this prospectus:(1)

(1)	The shareholding of MOL Global, Inc. is presented as if the reorganization, which is currently in progress, had been completed. The ownership interests in MOL Thailand, PaytoGo, Game Sultan and MyCNX are presented as if the reorganization, which is currently in progress, had been completed.

(2)	MOL Global Pte. Ltd. is 11.63% owned by our Chief Executive Officer, Ganesh Kumar Bangah and 88.37% owned by our major shareholder, Tan Sri Dato’ Seri Vincent Tan, and his affiliates.

The following diagram illustrates our corporate structure, including our beneficial interests in our principal operating subsidiaries, upon completion of this offering assuming no exercise of the over-allotment option:(1)

(1)	The ownership interests in MOL Thailand, PaytoGo, Game Sultan and MyCNX are presented as if the reorganization, which is currently in progress, had been completed.

(2)	MOL Global Pte. Ltd. is 11.63% owned by our Chief Executive Officer, Ganesh Kumar Bangah and 88.37% owned by our major shareholder, Tan Sri Dato’ Seri Vincent Tan, and his affiliates.

Corporate Information

Our principal executive offices are located at Lots 07-03 & 08-03, Levels 7 & 8, Berjaya Times Square, No. 1, Jalan Imbi, 55100 Kuala Lumpur, Malaysia. Our telephone number at this address is +(603) 2082-1251. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. In addition, we have local offices in Thailand, Northern Cyprus, Turkey, the Philippines, Singapore, Vietnam, Indonesia, the United States, Australia, Taiwan and Brazil.

Investors should submit any inquiries to the address and telephone number of our principal executive offices. Our main website is www.molglobal.net. The information contained on our website is not a part of this prospectus. Our agent for service of process in the United States is             .

Conventions that Apply to this Prospectus

Unless otherwise indicated or the context otherwise requires, references in this prospectus to:

•	“7-Eleven Malaysia” are to 7-Eleven Malaysia Sdn. Bhd., which owns and operates all 7-Eleven convenience stores in Malaysia;

•	“ADSs” are to our American depositary shares, each of which represents ordinary shares;

•	“BNM” are to Bank Negara Malaysia, the central bank of Malaysia;

•

“Game Sultan” are to our subsidiary, Sihirli Kule Bilgi Sistemleri Ltd., in which we own an equity interest of 70%, and which operates the micropayment system Game Sultan, a product that is substantially similar to MOLPoints and is included in references to “MOLPoints” throughout this prospectus;

•	“MDV” are to Malaysia Debt Ventures Berhad;

•	“MMOG.asia” are to our online games portal, which is operated by MyCNX;

•	“MOL,” “we,” “us,” “our company” and “our” are to MOL Global, Inc. and its subsidiaries;

•	“MOL Global Singapore” are to MOL Global Pte. Ltd.;

•	“MOLPay” are to our payments solution for online merchants, which is operated by our 51%-owned subsidiary, MOLPay Sdn. Bhd., and our NganLuong payments solution for online merchants in Vietnam;

•

“MOLPoints” are to our MOLPoints micropayments system, our Game Sultan micropayments system for the Turkish market and our EasyTOPUP micropayments system for the Thai market, and the payments credits issued through each of our micropayment systems;

•

“MOLReloads” are to our distribution network for pre-paid mobile airtime and digital content, including our LoadCentral distribution network in the Philippines, and the vouchers distributed through each such distribution network;

•	“MyCNX” are to our subsidiary, MyCNX Holdings (M) Sdn. Bhd., in which we own an equity interest of approximately 80%, which operates MMOG.asia;

•

“MYR,” “RM” and “Malaysian Ringgit” are to the legal currency of Malaysia; “U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States; “IDR” and “Rp.” are to the legal currency of Indonesia; and “THB” and “Baht” are to the legal currency of Thailand; and “S$” are to the legal currency of Singapore;

•	“Northern Cyprus” are to the Turkish Republic of Northern Cyprus, a self-declared state that comprises the northeastern portion of the island of Cyprus;

•	“ordinary shares” prior to the completion of this offering are to our ordinary shares, par value $1.00 per share;

•	“our major shareholder” are to Tan Sri Dato’ Seri Vincent Tan; and

•

“PaytoGo” are to our subsidiary, MOL Turkey Bilgi Sistemleri Yayincilik Gida ve Tekstil Sanayi Ticaret Anonim Sirketi, in which we own an equity interest of 70%, and which operates the payment service provider PaytoGo.

Certain of our subsidiaries are referred to in this prospectus using the conventions set forth in the table under “Corporate History and Structure—Corporate Structure.”

Unless the context indicates otherwise, all information in this prospectus assumes no exercise by the underwriters of their over-allotment option.

The Offering

Offering price	We currently estimate that the initial public offering price will be between $ and $ per ADS.

ADSs offered by us	ADSs (or ADSs if the underwriters exercise their over-allotment option in full).

ADSs offered by the selling shareholders	ADSs (or ADSs if the underwriters exercise their over-allotment option in full).

ADSs outstanding immediately after this offering	ADSs (or ADSs if the underwriters exercise their over-allotment option in full).

Ordinary shares outstanding immediately after this offering	ordinary shares (or ordinary shares if the underwriters exercise their over-allotment option in full).

The ADSs	Each ADS represents ordinary shares, par value $1.00 per share.

The depositary will hold ordinary shares underlying your ADSs. You will have rights as provided in the deposit agreement.

We do not expect to pay dividends in the foreseeable future. If, however, we declare dividends on our ordinary shares, the depositary will pay you the cash dividends and other distributions it receives on our ordinary shares after deducting its fees and expenses in accordance with the terms set forth in the deposit agreement.

You may turn in your ADSs to the depositary in exchange for ordinary shares. The depositary will charge you fees for any exchange.

We may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs, you agree to be bound by the deposit agreement as amended.

To better understand the terms of the ADSs, you should carefully read the “Description of American Depositary Shares” section of this prospectus. You should also read the deposit agreement, which is filed as an exhibit to the registration statement that includes this prospectus.

Over-allotment option	We and the selling shareholders have granted to the underwriters an option, exercisable within 30 days from the date of this prospectus, to purchase up to an aggregate of additional ADSs.

Use of proceeds	We expect that we will receive net proceeds of approximately $ million from this offering, assuming an initial public offering price of $ per ADS, which is the mid-point of the estimated initial public offering price range set forth on the front cover of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering to repay indebtedness, including advances from MOL Global Singapore, to increase our beneficial ownership in our subsidiaries and for general corporate purposes. See “Use of Proceeds” for more information.

We will not receive any of the proceeds from the sale of ADSs by the selling shareholders.

Lock-up	We, our directors, executive officers and all of our existing shareholders have agreed with the underwriters not to sell, transfer or dispose of any ADSs, ordinary shares or similar securities for a period of 180 days after the date of this prospectus. See “Shares Eligible for Future Sale” and “Underwriting.”

Reserved ADSs	At our request, the underwriters have reserved for sale, at the initial public offering price, up to an aggregate of ADSs offered in this offering to some of our directors, officers, employees, business associates and related persons through a directed share program.

Listing	We intend to apply to have the ADSs listed on the NASDAQ Global Market under the symbol “ .” Our ADSs and shares will not be listed on any other stock exchange or traded on any automated quotation system.

Payment and settlement	The underwriters expect to deliver the ADSs against payment therefor through the facilities of The Depository Trust Company on , 2014.

Depositary

Summary Consolidated Financial and Operating Data

The following summary consolidated statements of profit or loss data for the years ended December 31, 2011, 2012, and 2013, summary statements of financial position data as of December 31, 2011, 2012, and 2013 and summary consolidated statements of cash flows data for the years ended December 31, 2011, 2012, and 2013 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board. Our summary consolidated financial data also includes adjusted EBITDA, which is a non-IFRS measure that is not required by, or presented in accordance with, IFRS, but is included because we believe it is indicative of our operating performance and used by investors and analysts to evaluate companies in our industry. Our historical results are not necessarily indicative of results expected for future periods. You should read this Summary Consolidated Financial and Operating Data section together with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	For the year ended December 31,
	2011	2012	2013
	(MYR in millions)
Summary Consolidated Statements of Profit or Loss
Revenue	63.2	95.6	171.5
Direct cost and other ancillary expenses	(32.0)	(48.2)	(70.0)
Employee expenses	(10.2)	(16.5)	(31.0)
Depreciation and amortization expenses	(3.6)	(6.9)	(20.6)
Marketing, advertising and promotion expenses	(1.2)	(1.8)	(8.3)
Communication and travelling expenses	(2.4)	(3.0)	(5.7)
Office related expenses	(1.9)	(2.4)	(3.9)
Other operating expenses	(2.8)	(3.8)	(6.7)

Profit from operations	9.1	12.9	25.4
Other income	3.0	0.9	2.5
Non-operating expenses	—	(1.6)	(3.0)
Finance costs	(2.7)	(2.9)	(5.1)
Share of results of associates	1.0	(0.0)	(0.0)

Profit before tax	10.4	9.4	19.8
Income tax expense	(2.2)	(3.4)	(1.2)

Profit for the year	8.2	6.0	18.7

Profit for the year attributable to owners of the company:	8.2	4.7	12.0
Profit for the year attributable to non-controlling interests:	(0.1)	1.3	6.7

	For the year ended December 31,
	2011	2012	2013
	(MYR in millions)
Summary Consolidated Statements of Financial Position Data
Cash and cash equivalents	5.4	32.1	49.7
Total current assets	60.3	97.4	127.0
Intangible assets	21.1	62.4	138.9
Total assets	92.1	174.3	282.9
Total current liabilities	70.8	124.5	204.7
Total liabilities	71.1	134.5	217.9

	For the year ended December 31,
	2011	2012	2013
	(MYR in millions)
Summary Consolidated Statements of Cash Flows Data
Net cash (used in)/from operating activities	(3.3)	23.9	54.0
Net cash used in investing activities	(12.5)	(3.3)	(60.6)
Net cash from financing activities	18.0	6.3	27.3
Net increase in cash and cash equivalents	2.1	27.0	20.7
Cash and cash equivalents at beginning of year	3.2	5.4	32.1
Effect on exchange rate changes	0.1	(0.3)	(3.0)
Cash and cash equivalents at end of year	5.4	32.1	49.7

	As of and for the year ended December 31,
	2011	2012	2013
Summary Operating Data
Volume (MYR in millions)
MOLPoints(1)	175.3	371.8	589.3
MOLReloads(2)	923.6	1,063.5	1,214.0
MOLPay(3)	18.0	68.1	144.3
MMOG.asia(4)(5)	29.1	27.4	32.2

MOLPoints active paying users(6) (number)	395,185	714,498	1,245,627
MOLPoints transactions (number)	7,561,340	9,089,171	16,120,472
MOLPoints AVPPU(7) (MYR)	374.0	431.6	393.0

MOLReloads active retailers(8) (number)	40,076	32,239	37,204

MOLPay online merchants (number)	916	1,205	3,455
MMOG.asia active paying users(4)(8)(9) (number)	116,120	107,264	110,826
MMOG.asia AVPPU(4)(9)(10) (MYR)	250.5	255.0	290.9

Notes:

(1)	MOLPoints volume is the total retail value of content purchased through redemption of vouchers for games and other digital content provided by content providers using MOLPoints during the period. Volume comprises (i) volume from registered members, which is the total volume of content purchased through redemptions of MOLPoints in registered MOLPoints accounts during a period; and (ii) direct purchase volume, which is the total volume of content purchased through redemptions of MOLPoints vouchers, and vouchers provided by content providers, directly from content providers during a period.

(2)	MOLReloads volume is the total retail value of pre-paid mobile airtime distributed by MOLReloads during a period.

(3)	MOLPay volume is the total value of payments processed by MOLPay during a period.

(4)	We acquired approximately 80% equity interest in MyCNX, which operates MMOG.asia, in November 2012. The information presented for MMOG.asia as of and for the years ended December 31, 2011 and 2012 includes the period prior to the acquisition. The actual volume for MMOG.asia for the period after the acquisition in 2012 was MYR3.0 million.

(5)	MMOG.asia volume is the total retail value of content sold by MMOG.asia during a period.

(6)	MOLPoints active paying users is the number of unique MOLPoints accounts that have been used to purchase or redeem MOLPoints during the preceding twelve-month period.

(7)	MOLPoints average volume per paying user, or AVPPU, is equal to volume from registered members for a period divided by the number of active paying users as of the end of the period.

(8)	MOLReloads active retailers is the total of number of MOLReloads terminals in Malaysia and Thailand as of the end of the period, in each case which have sold at least one MOLReloads e-voucher during the preceding twelve months, and the number of individual distributors in the Philippines as of the end of the period, who have sold at least one MOLReloads e-voucher during the preceding month.

(9)	MMOG.asia active paying users is the number of unique MMOG.asia accounts that have been used to purchase game points on MMOG.asia during the preceding twelve-month period.

(10)	MMOG.asia average volume per paying user, or AVPPU, is equal to total volume for a period divided by the number of active paying users as of the end of the period.

Adjusted EBITDA

We present adjusted EBITDA, which is a non-IFRS financial measure. You should not consider adjusted EBITDA as a substitute for or superior to net profit prepared in accordance with IFRS. Furthermore, because adjusted EBITDA is not determined in accordance with IFRS, it is susceptible to varying calculations and may not be comparable to other similarly titled measures presented by other companies. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

We present adjusted EBITDA as a supplemental performance measure because we believe that it facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by the age and book depreciation of fixed assets (affecting relative depreciation and amortization expenses), changes in foreign exchange rates that impact financial assets and liabilities denominated in currencies other than our functional currency (affecting unrealized gain on foreign exchange and realized gain/(loss) on foreign exchange), variations in capital structures (affecting interest income and interest expenses) provision for impairment loss on trade and other receivables, share of results of operation of associates, effect of remeasurement of equity interest in associates as a result of the consolidation of our Thailand business such that it is deemed a subsidiary instead of an associate, and tax positions (affecting income tax expenses) (such as the impact on periods or companies of changes in effective tax rates). In addition, adjusted EBITDA excludes inventory and intangible assets written off and the non-cash impact of changes in the fair value of derivative, that, in each case, we do not believe reflect the underlying performance of our business.

Some limitations of adjusted EBITDA are that:

•	adjusted EBITDA does not reflect income tax payments that may represent a reduction in cash available to us;

•	adjusted EBITDA does not include other income, other expense and foreign exchange gains and losses; and

•	adjusted EBITDA excludes depreciation and amortization and although these are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future.

The following table reconciles adjusted EBITDA to profit for the year.

	For the year ended December 31,
	2011	2012	2013
	(MYR in millions)
Profit for the year	8.2	6.0	18.7
Plus:
Total depreciation and amortization	3.6	6.9	20.6
Impairment loss on trade and other receivables	0.2	—	0.5
Share of results of associates	(1.0)	0.0	0.0
Inventory written off	—	—	0.7
Intangible assets written off	—	—	0.1
Unrealized gain on foreign exchange	—	—	(0.4)
Realized (gain)/loss on foreign exchange	(0.8)	(0.7)	0.2
Effect of remeasurement of equity interest in associates	—	1.6	—
Derivative fair value adjustment	—	—	3.0
Interest income	(0.0)	(0.4)	(0.8)
Interest expense	2.7	2.9	5.1
Income tax expense	2.2	3.4	1.2
Adjusted EBITDA	15.1	19.7	48.9

RISK FACTORS

An investment in our ADSs involves significant risks. You should carefully consider all of the information in this prospectus, including the risks and uncertainties described below, before making an investment in our ADSs. Any of the following risks could have a material adverse effect on our business, financial condition and results of operations. In any such case, the market price of our ADSs could decline, and you may lose all or part of your investment.

Risks Related to Our Business

We face significant competition in the markets in which we operate, and we may fail to successfully compete against current or future competitors.

We face competition from other payments system operators as well as banks, telecommunications operators and other companies in each of our product lines and in each of the countries in which we operate. MOLPoints competes primarily with game operators, online retailers of digital content, global micropayment providers and aggregators, and local micropayment providers on the basis of its ability to attract and retain online game players and other consumers, which in turn depends on MOLPoints’ ability to attract content providers and distribution channels. MOLReloads competes primarily with online and offline sellers of mobile airtime and operators of payment terminal networks on the basis of transaction processing speed, convenience, coverage, network size, accessibility, availability, reliability, price and after-sales service. MOLPay competes primarily with retail banks, non-traditional payment services providers (such as retailers), electronic payment system operators as well as other companies that provide various forms of payment services, primarily on the basis of transaction processing speed, convenience, network size, accessibility, reliability and price. MOLWallet is expected to compete with online and mobile payment service providers and other e-wallet providers, primarily on the basis of transaction processing speed, convenience, network size, accessibility, reliability and price. Certain of the financial institutions we use for clearing and settlement services are also our competitors and provide payment processing services to online merchants. In addition, in recent years, many of our competitors have substantially expanded their online payment services capabilities.

MMOG.asia, our online games portal, competes with game operators and other providers of leisure activities, primarily on the basis of the quality and features of its online games, its operational infrastructure and expertise, the strength of its product management approach, and the services offered to enhance game players’ experience.

There are limited barriers to entry for new companies wishing to enter our industries. In addition, many of our competitors are larger than us and may have greater financial, management or operating resources than us, or have more experience in the geographic markets in which we compete with them. If we are unable to compete effectively in each of our product and geographic markets, our business, financial condition and results of operations will be adversely affected.

We depend on certain of our distribution partners.

We depend on our relationships with certain physical distribution partners, each of which has distributed our products that accounted for a substantial proportion of our revenues in recent years. For the years ended December 31, 2011, 2012 and 2013, we derived 55.8%, 37.5% and 23.8%, respectively, of our revenue from the distribution of products at 7-Eleven Malaysia’s convenience stores, which represented 75.0%, 63.6% and 51.4%, respectively, of our revenue for Malaysia. For the years ended December 31, 2012 and 2013, we derived 81.1% and 78.3%, respectively, of our revenue in Thailand from sales through Advance Mpay Co. Ltd., or Advance MPay.

We have a long term contract with 7-Eleven Malaysia for the placement of MOLReloads terminals, which expires in 2024. Pursuant to this contract, we are 7-Eleven Malaysia’s exclusive provider of mobile airtime and online game credits. We and 7-Eleven Malaysia are currently ultimately controlled by our major shareholder. We also have a payment service agreement with Advance MPay, pursuant to which Advance MPay distributes MOLPoints and MOLReloads in Thailand in exchange for a volume-based service fee. The agreement expires in

December 2014, subject to an automatic one-year extension if not earlier terminated. Either party may terminate the agreement at any time upon 30 days’ written notice.

There can be no assurance that our relationship with 7-Eleven Malaysia would not be adversely affected if our major shareholder was to cease to control us or 7-Eleven Malaysia or if our major shareholder was to cause us not to pursue our full rights under our agreement with 7-Eleven Malaysia. In addition, to the extent the customer base of 7-Eleven Malaysia or Advance MPay and its distribution channels decreases, or if the number of distribution channels in desirable locations in Malaysia or Thailand is reduced, or if the business strategy of 7-Eleven Malaysia or Advance MPay is otherwise modified, customer traffic could be adversely affected, and our sales volume could suffer.

While we believe that we have generally enjoyed good commercial relations with 7-Eleven Malaysia, Advance MPay and other important distribution partners, there can be no assurance that such companies will continue to observe the terms of existing agreements, or enter into or renew their contracts with us on terms as favorable as current terms. If we are unable to maintain our relationships with any of our key distribution partners, including 7-Eleven Malaysia and Advance MPay, or if any of the respective businesses of our distribution partners changes or suffers, our business, financial condition and results of operations may be materially and adversely affected.

We are dependent on global and regional digital content providers and telecommunications service providers.

As of March 31, 2014, MOLPoints can be used to purchase game credits and other digital content, including thousands of online games, provided by more than 450 content providers. We have relationships with global game operators such as Blizzard, global games platforms such as Facebook, and regional content providers such as Asiasoft and Garena, and we continually seek to enter into new relationships to broaden our content offering. We are dependent on the adoption of MOLPoints by new content providers, in particular major social media and gaming platforms, in order to grow our business and attract new customers. If we are unable to continue to add popular content providers to our platform, or if our existing relationships with content providers deteriorate, the attractiveness of MOLPoints to consumers may suffer. In addition to third party content, games operated by MMOG.asia, our games portal, also accept MOLPoints. For the years ended December 31, 2011, 2012 and 2013, we derived 7.6%, 5.0% and 2.8%, respectively, of our revenue from Boomz (DDT), a game that is operated by MMOG.asia, and there can be no assurance that the success of Boomz (DDT) will continue, or that our other games will be commercially successful. Any of the foregoing could have an adverse effect on our business, financial condition and results of operations.

In addition, we are dependent on, and our results of operations may be significantly affected by, our relationships with telecommunications service providers with respect to our MOLReloads business. For example, MOLReloads’ segment revenue decreased from 2011 to 2012, notwithstanding increased volume, primarily due to unfavorable changes to our revenue sharing arrangements with telecommunications service providers in Malaysia, which imposed reduced commissions for fulfillment agreements on our MOLReloads business in Malaysia. Furthermore, we enter into purchase or fulfillment arrangements based on the preferences or requirements of our counterparties, which affects our margins, capital outlay and inventory risk. If the telecommunications service providers with which we do business change the terms of their arrangements with us in a manner adverse to us, our business, financial condition and results of operations could be adversely effected.

We receive certain support from our major shareholder and companies controlled by our major shareholder, which may not continue following the offering.

We have received in the past and expect to continue to receive support from our major shareholder and companies controlled by our major shareholder, which may not continue following the offering. For example, our major shareholder has granted advances to us on an interest-free basis, in connection with certain of our acquisitions. These amounts are repayable on demand. Our major shareholder and related parties have also provided guarantees for certain bank loans and other arrangements that we have entered into. Furthermore, an entity controlled by our major shareholder provides corporate secretarial services to us free of charge. Our principal executive offices in Kuala Lumpur are rented at prevailing market rates from an entity controlled by our major shareholder. See “Related Party Transactions” for descriptions of certain of these arrangements. The loss of support from our major shareholder or the companies controlled by our major shareholder could have an adverse impact on our business. For example, going forward, as a publicly listed company, our major shareholder and related parties may no longer provide us with interest free loans or guarantees for financing, which could increase our costs and make it more difficult for us to obtain financing in the future. We may also need to replace such financing and guarantees provided by our major shareholder and related parties, which may not be available or may be on less favorable terms. In addition, our major shareholder has investments in businesses that operate in a wide variety of industries, some of which may compete with our operations or otherwise result in conflicts of interest. There can be no assurance that our major shareholder will not act, or cause us or other entities controlled by him to take action, in a manner that adversely impacts your interests as a holder of ADSs. Any of the foregoing could have an adverse effect on our business, financial condition and results of operations.

Material breaches in security of our information technology systems may subject us to liability.

The uninterrupted and secure operation of our information technology systems, the safekeeping of confidential customer and consumer information that is stored on such systems and the secure handling of consumer information that is processed on such systems are critical to the successful operations of our business. We collect and maintain databases of sensitive information about online merchants and consumers, including names, email addresses, credit card numbers and bank account numbers. We have observed a global increase in information technology security threats and more sophisticated and targeted computer crime, which pose a risk to the security of systems and networks and the confidentiality, availability and integrity of our data. Our visibility in the online payments industry may attract hackers to carry out attacks on our systems that could compromise the security of our data. The encryption software and the other technologies we use to provide security for storage, processing and transmission of confidential customer and other information may not be effective to protect against data security breaches by third parties. As of the date of this prospectus, we have not experienced any material information technology security breaches. An information breach in our systems and loss of confidential information such as credit card numbers stored on third-party servers with respect to MOLPay or other information could have a longer and more significant impact on our business operations than a hardware failure. The loss of confidential information could result in our online merchants and their customers or our users losing confidence in us and thus the loss of their business. The loss of confidential information could also subject us to liability as well as the imposition of fines and damages by credit card merchant acquirers or government bodies or, in cases of material breach, the prohibition from provision of processing transactions for card networks. In addition, any data security breach of our or our content providers’ or third-party processors’ systems could lead to fraudulent activity involving our products and services, reputational damage, private claims or regulatory actions against us and increased compliance costs. Any of the above events could have an adverse impact on our business, financial condition, results of operations and growth prospects.

We may experience breakdowns in our information technology systems or software defects, computer viruses and development delays that could damage customer relations and expose us to liability.

We depend heavily on the stable operation of our information technology systems including software, processing systems, data centers and telecommunications networks, as well as systems provided by third parties. In addition, our business depends on the performance and reliability of our servers and MOLReloads terminals. A system outage or data loss could have a material adverse effect on our business, financial condition and results of operations. Not only would we suffer damage to our reputation and potential loss of business in the event of a system outage or data loss, but we may also be liable to third parties. Defects in our software systems and errors or delays in our processing of electronic transactions could result in one or more of the following:

•	additional development costs;

•	diversion of technical and other resources from our other development efforts;

•	loss of credibility with current or potential customers;

•	harm to our reputation and brands;

•	exposure to liability claims; and

•	regulatory action or investigation.

In addition, we rely on technologies supplied to us by third parties that may also contain undetected errors, viruses or defects. To successfully operate our business, we must be able to protect our systems and software from disruption, including from events that may be beyond our control. Events that could cause disruptions include, but are not limited to, upgrading of our information technology systems, installation difficulties or delays, fire, natural disaster, unauthorized entry, power loss, telecommunications failure, software defects, computer viruses, terrorist acts and war. We perform the vast majority of disaster recovery operations ourselves, though we utilize select third parties for some aspects of recovery, particularly internationally. To the extent we outsource our disaster recovery, we are at risk of the relevant service provider’s unresponsiveness or failure to respond appropriately in the event of breakdowns in our systems. Furthermore, we may not have insurance policies, or our insurance policies may not be adequate, to compensate us for all losses or failures that may occur.

The growth of our business is largely dependent on our distribution network.

Our ability to successfully grow our business internationally will depend to a significant extent on us successfully developing and maintaining relationships with local distribution partners in the countries in which we operate. Our ability to enter into relationships with global game operators such as Blizzard, and global games platforms such as Facebook, is largely dependent on our ability to provide a distribution network in markets where such content providers have a more limited presence. At the same time, our ability to enter into relationships with regional content providers, such as Asiasoft and Garena, is largely dependent on the regional and local penetration of our distribution network. If we are unable to maintain and increase the penetration of our distribution network in existing markets, and develop distribution networks in new markets, our products and services may become less attractive to consumers and in turn, to both global and local content providers. We have in the past expanded our distribution network partly through acquisitions and partnerships in new markets. There can be no assurance that we will succeed in expanding our distribution network to new markets, nor that our earnings in such markets will offset the cost of acquisition. In cases where our strategy involves organically growing into a new market by establishing a presence in the market and signing up distribution partners directly, there can be no assurance that we will succeed in expanding our distribution network rapidly or at all. Any of the foregoing could adversely impact our business, financial condition and results of operations.

Our growth prospects will suffer if we are unable to continue to grow our business for mobile platforms.

Increased adoption of MOLPoints by mobile content providers, including mobile game operators, is an important component of our strategy as a result of the increasing use of smartphones. We cannot guarantee that we will be able to establish successful relationships with mobile content providers or that MOLPoints will appeal to mobile users. The uncertainties we face include but are not limited to:

•	we have relatively limited experience working with certain mobile game operators and other mobile content providers whose cooperation we may need in order to be successful;

•	mobile games operators may not succeed in introducing chargeable features that are sufficiently attractive to players to use MOLPoints to pay for such features; and

•	competition for use of payment methods on mobile platforms is intense and we may not be able to compete effectively.

If we are unable to successfully grow the use of MOLPoints in connection with mobile content, our growth prospects will be materially and adversely affected.

If customer confidence in our businesses or our brands deteriorates, our business, financial condition and results of operations could be adversely affected.

Our customers include our user community, in addition to content providers with respect to MOLPoints, telecommunications service providers with respect to MOLReloads and online merchants with respect to MOLPay. Our business is built on customers’ confidence in our business or brands, as well as our ability to provide fast, reliable payment services. The strength of our brands and reputation are of paramount importance to our business. A number of factors could adversely affect customer confidence in our brands, many of which are beyond our control, and could have an adverse impact on us. These factors include but are not limited to:

•	any significant interruption to our systems and operations;

•	any regulatory action or investigation against us;

•	measures taken to combat risks of fraud and breaches of privacy and security, such as freezing consumer funds;

•	customer complaints about our customer service and our ability to handle customer complaints effectively;

•	our ability to manage and train our customer service representatives properly;

•	any breach of our security system or any compromises of consumer data; and

•	any regulatory action or investigation against us.

Furthermore, negative publicity surrounding any assertion that we or any associated merchants are implicated in fraudulent transactions, irrespective of the accuracy of such publicity or its connection with our current operations or business, could harm our reputation. Any event that damages our brands and reputation among consumers as a reliable payment services provider could have a material adverse effect on our business, financial condition and results of operations.

An increase in the use of credit cards, debit cards or bank transfers and a decline in the use of cash as a means of payment in the markets in which we operate, may result in lower growth or a decline in the use of our services.

MOLPoints, MOLReloads, and MOLPay connect our user community with content providers, telecommunications service providers and online merchants, respectively, primarily in emerging markets. Many of our users do not readily have access to credit card, debit card or bank transfer services, or may be unwilling to use credit cards for electronic transactions over the internet, and require alternative methods for payment for online products and services. For example, the credit card penetration rate in 2013 was 16.7% in Malaysia, 7.8% in Thailand, 16.9% in Turkey, 5.0% in the Philippines, 1.5% in Vietnam and 2.6% in Indonesia, according to Frost & Sullivan. Our physical distribution network, which includes convenience stores, cybercafés, bookstores and other retail stores, provide access to e-commerce for such users by facilitating cash payments. In 2013, cash payments accounted for 55.3% of transactions conducted by our user community on our platform. A significant increase in the availability, acceptance and use of credit card, debit card or bank transfer services for online payments by consumers in the markets in which we operate could adversely affect the growth of our business, our financial condition and results of operations.

Material weaknesses and significant deficiencies in our internal control over financial reporting have been identified, and we have not yet assessed the effectiveness of our internal control over financial reporting as required by Section 404 of the Sarbanes-Oxley Act of 2002.

Our internal controls relating to financial reporting have not kept pace with the expansion of our business. Our financial reporting function and system of internal controls are less developed in certain respects than those of similar companies that operate in fewer or more developed markets and may not provide our management with as much or as accurate or timely information. The Public Company Accounting Oversight Board, or

PCAOB, has defined a material weakness as “a deficiency, or a combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim statements will not be prevented or detected on a timely basis.” A significant deficiency is defined as a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of our financial reporting.

In connection with the audit of our consolidated financial statements for the year ended December 31, 2011, 2012 and 2013, we and our independent registered public accounting firm identified two material weaknesses in internal controls. These material weaknesses related primarily to the lack of segregation of duties among information technology personnel and lack of access control and audit trails over the e-pins inventory database at our Turkish micropayment system operator, Game Sultan, and payment service provider, PaytoGo, which we acquired in 2013.

Significant deficiencies were also identified in the internal controls relating to various group companies, relating among other things, to the lack of an internal control department as well as documentation and IT system matters. As our business has grown rapidly in scope and complexity, our internal controls relating to these matters have not kept pace with the growth in our business.

We are not required to, nor was our independent registered public accounting firm engaged to, perform, an audit of our internal control over financial reporting. The audits of our independent registered public accounting firm included consideration of internal control over financial reporting, and the identified material weaknesses and significant deficiencies, as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of our internal control over financial reporting. The report of our independent registered public accounting firm on our annual consolidated financial statements included herein is unqualified.

We can give no assurance that our planned remediation will be properly implemented or will be sufficient to eliminate such material weaknesses and significant deficiencies or that additional material weaknesses or significant deficiencies in our internal control over financial reporting will not be identified in the future. Our failure to implement and maintain effective internal controls over financial reporting could result in errors in our financial statements that could result in a restatement of our financial statements, cause us to fail to meet our reporting obligations and cause investors to lose confidence in our reported financial information, which may result in volatility in and a decline in the market price of our ADSs.

Our independent registered public accounting firm did not undertake an audit of the effectiveness of our internal controls over financial reporting, whether of the type set forth in Section 404 of the Sarbanes-Oxley Act of 2002 or otherwise. Our independent registered public accounting firm will not be required to report on the effectiveness of our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002 until our annual report on Form 20-F following the date on which we cease to qualify as an “emerging growth company,” which may be up to five full fiscal years following the date of this offering. We have not yet commenced the process of assessing the effectiveness of our internal control over financial reporting. This process will require the investment of substantial time and resources, including by members of our senior management. As a result, this process may divert internal resources and take a significant amount of time and effort to complete. In addition, we cannot predict the outcome of this determination and whether we will need to implement remedial actions in order to implement effective control over financial reporting. If in subsequent years we are unable to assert that our internal control over financial reporting is effective, or if our auditors express an opinion that our internal control over financial reporting is ineffective, we could lose investor confidence in the accuracy and completeness of our financial reports, which could have a material adverse effect on the price of our common stock.

There is no assurance that we will be able to maintain the pace of recent growth in our business and develop, or sustain, profitable operations in new markets.

A significant proportion of our recent growth has been derived from our expansion to new markets, especially through acquisitions, as a critical element of our business strategy depends on our ability to profitably develop and grow our operations in several countries outside Malaysia, including Thailand, Turkey, the Philippines, Singapore, Indonesia, India, the United States, Australia, Brazil, Taiwan, Vietnam and New Zealand.

Our successive acquisitions and rapid expansion make comparisons with historical data difficult, as these acquisitions have contributed significantly to our revenue growth and expansion of our operations. For example, we acquired 70% of each of Game Sultan and PaytoGo in Turkey in 2013 and our revenue from Turkey was MYR23.2 million, or 13.5% of our total revenue in 2013. If we reduce the pace of our acquisitions, our future revenue growth and expansion may be affected.

Our growth strategy entails, among others, developing platform interfaces in local languages adapted for local practices and tastes, recruiting and retaining local management personnel, introducing product offerings that are localized and customized for users in those markets, complying with new and changing regulatory environments, developing and maintaining a substantial network of physical payment locations and contracting local merchants to offer our services to their customers. We have a limited operating history in most countries outside Malaysia where we operate and, in certain of these countries, we are not yet profitable. Furthermore, as we enter new markets in the future, we generally expect to operate at a loss for a period while we seek to develop our brands and relationships in that market. There is no assurance that we will be able to develop profitable operations in all the countries in which we are currently operating or which we may enter in the future. Our inability to develop profitable operations in such markets would have an adverse effect on our business, financial condition and results of operations.

If we fail to effectively manage our growth, our business and results of operations could be materially and adversely affected.

We have experienced rapid growth in recent years in the scope of our operations, which will continue to place significant demands on our management and our operational, financial and technological infrastructure. As we continue to grow, we must expend significant resources to identify, hire, integrate, develop and motivate a large number of qualified employees. If we fail to effectively manage our hiring needs and successfully integrate our new hires, our growth prospects could be adversely affected.

To effectively manage the growth of our business and operations, we will need to continue spending significant resources to improve our technology infrastructure, our operational, financial and management controls, and our reporting systems and procedures by, among other things:

•	setting up a network operations center to monitor and update our technology infrastructure to maintain high performance, enhance system availability and minimize down time;

•

implementing third party solutions to enhance information and communication systems with a view to ensuring that our employees and offices around the world are well-coordinated and can effectively communicate with each other;

•	enhancing our internal controls to ensure timely and accurate reporting of all of our operations by implementing the SAP Business One accounting system regionally;

•

documenting our information technology systems and our business processes, for example by adopting a product requirements definition, functional requirements definition, technical design definition, merchant integration guide and payment integration guide, among other policy documents;

•	implementing a business continuity plan and a disaster recovery plan for our servers outside Malaysia similar to that which we implemented for our main servers in Kuala Lumpur in 2013; and

•	expanding our information technology infrastructure into a third party cloud platform.

These enhancements and improvements will require significant capital expenditures and allocation of valuable management and employee resources. If we fail to implement these enhancements and improvements effectively, our ability to manage our expected growth and comply with the rules and regulations that are applicable to public reporting companies will be impaired. In addition, if our operating costs are higher than we expect or if we do not maintain adequate control of our costs and expenses, results of operations will be materially and adversely affected.

Our payment system might be used for fraudulent, illegal or improper purposes such as money laundering, which could expose us to additional liability and harm our business.

Despite measures we have taken and continue to take, our payment system remains susceptible to potentially illegal or improper uses. These may include the use of our payment services in connection with fraudulent sales of goods or services, software and other intellectual property piracy, money laundering, bank fraud and prohibited sales of restricted products. Criminals are using increasingly sophisticated methods to engage in illegal activities such as counterfeiting and fraud. It is possible that incidents of fraud could increase in the future. We could be subject to fraud claims if confidential information obtained from customers is used for unauthorized purchases with misappropriated bank card information or impersonation. In addition, we are subject to the risk of claims related to counterfeit MOLPoints or fraud committed by merchants where customers use MOLPoints, either of which could cause consumers and merchants to lose confidence in our products, damage our reputation and subject us to liability claims. We are also subject to the risk that users could use our system to engage in illegal or improper activities, which could damage our reputation.

Our risk management policies and procedures may not be fully effective to identify, monitor and manage these risks. We are not able to monitor in each case the sources for our counterparties’ funds or the ways in which they use them. Increases in chargebacks or other liability could have a material adverse effect on our business, financial condition and results of operations. Furthermore, an increase in fraudulent transactions or publicity regarding chargeback disputes could harm our reputation and reduce consumer confidence in our services.

As we expand our business internationally, we will face additional business, political, regulatory, operational, financial and economic risks, any of which could increase our costs and hinder such growth.

We expect to continue to devote significant resources to international expansion through acquisitions and organic growth, including the establishment of additional offices. Expanding our business internationally will require considerable management attention and resources and is subject to the particular challenges of supporting a rapidly growing business in an environment of multiple languages, cultures, customs, legal and regulatory systems, alternative dispute systems and commercial infrastructures. For example, we may become subject to risks that we have not faced before or increase the risks that we currently face, including risks associated with:

•	recruiting and retaining talented and capable management and employees in various countries;

•	challenges caused by distance, language and cultural differences;

•	contracting with content providers for games and other digital content that appeal to the tastes and preferences of users in international markets;

•	competition from local competitors with significant market share in those markets and with a better understanding of consumer preferences;

•	protecting and enforcing our intellectual property rights;

•	negotiating agreements that are sufficiently economically beneficial to us and protective of our rights;

•	the inability to extend proprietary rights in our brand, content or technology into new jurisdictions;

•	implementing our payment methods for virtual and other goods in a manner that complies with local laws and practices and protects us from fraud;

•

complying with applicable foreign laws and regulations, including privacy laws, consumer protection laws, anti-money laundering laws, and laws and regulations relating to content, currencies and payment systems;

•	currency exchange rate fluctuations;

•	protectionist laws and business practices that favor local businesses in some countries;

•	foreign tax consequences;

•	foreign exchange controls or tax restrictions that might restrict or prevent us from repatriating income earned in foreign countries;

•	political, economic and social instability; and

•	higher costs associated with doing business internationally.

Entering new international markets or expanding our operations in existing international markets will involve substantial cost and our ability to successfully gain market acceptance in any particular market is uncertain. There can be no assurance that we will be able to successfully grow our business internationally.

Our subsidiaries in Thailand are subject to restrictions on foreign ownership of their shares under Thai law.

Pursuant to the Thai Foreign Business Act B.E. 2542 (1999), or FBA, a “foreign entity” (as defined in the FBA) cannot conduct business in certain sectors in Thailand, including the industry that our subsidiaries in Thailand operate in, unless an appropriate license is obtained. As our subsidiaries in Thailand do not hold such license, they are subject to restrictions on foreign ownership of their shares in order to ensure that none of them are “foreign entities” under the FBA.

Under the FBA, it is also unlawful for a Thai national or entity to hold shares in a Thai company as a nominee for or on behalf of a foreigner in order to circumvent the foreign ownership restrictions. While there are no clear official guidelines or criteria stipulated under the FBA or by the Ministry of Commerce of Thailand in determining whether a Thai national or entity is holding shares in a Thai company as a nominee for or on behalf of a foreigner, certain factors are generally considered, including: (i) the intention of the parties, (ii) the source of funds used for the investment by the Thai shareholder, (iii) the direct voting rights of the Thai and foreign shareholders in the Thai company and (iv) the distribution of dividends by the Thai company to the Thai and foreign shareholders.

We believe that our subsidiaries in Thailand are not “foreign entities” under the FBA because with respect to each of our subsidiaries in Thailand, a majority of its share capital is held by Thai nationals or entities. We also believe that the share ownership structure of our subsidiaries in Thailand do not violate the legal prohibitions against nominee arrangements. However, there is a risk that the Ministry of Commerce of Thailand may reach a different conclusion, which could lead to an action being brought in the Thai court. If the court determines that a nominee arrangement exists with respect to any of our subsidiaries in Thailand, the court may order sanctions, which may include criminal sanctions, against us and the Thai shareholders of such subsidiary in Thailand, and such subsidiary may be ordered to cease operations in Thailand, which would have a material adverse effect on our business, financial condition and results of operations.

We may encounter problems relating to the businesses that we operate with other minority shareholders.

We operate a number of our businesses through subsidiaries that are not wholly owned by us. Among others, we only own a 49% interest in MOL Thailand, which conducts our operations in Thailand; 70% of each of Game Sultan and PaytoGo, which conduct our operations in Turkey; 50% of NganLuong, which conducts our operations in Vietnam; 54.2% of Rixty, which conducts our operations in the United States and Brazil; 65% of MOL Australia, which conducts our operations in Australia; 75% of MOL Taiwan, which conducts our operations in Taiwan; 51% of MOLPay Sdn. Bhd., which operates our e-commerce payments service, MOLPay;

and approximately 80% of MyCNX, which operates MMOG.asia. To the extent there are disagreements between us and the other holders of equity interests in our subsidiaries regarding the business and operations of these companies, we cannot assure you that we will be able to resolve them in a manner that will be in our best interests. In addition, our partners in our subsidiaries may be unable or unwilling to fulfill their obligations, whether of a financial nature or otherwise; have economic or business interests or goals that are inconsistent with ours; take actions contrary to our instructions or requests, or contrary to our policies and objectives; take actions that are not acceptable to regulatory authorities; or experience financial difficulties. Any of the foregoing could have a material adverse effect on our business, prospects, financial condition and results of operations.

We may be subject to additional tax liabilities, which could materially and adversely affect our business, financial condition and results of operations.

The application, interpretation and enforcement of sales and use tax, value-added tax (VAT), goods and services tax (GST), business tax, gross receipt tax, and other taxes and related regulations applicable to e-commerce businesses and consumers are complex and evolving. Primarily because many of the laws and regulations relating to taxation were established prior to the widespread adoption of the internet and e-commerce, it is not always clear how these laws apply to businesses such as ours. In addition, as governments seek to increase tax revenue, certain jurisdictions in which we operate have considered tax reform, including proposals to increase taxes on e-commerce businesses and consumers. Furthermore, companies in the payment processing industry, including us, may become subject to taxation in various tax jurisdictions, some of which may not have adopted uniform positions on this topic. Any change to tax regulations relating to our business or our customers, and any change to the application, interpretation or enforcement of such regulations, could adversely impact our revenues or the cost of our products to our customers. Our competitive position may be adversely impacted if our business or customers are taxed differently from our competitors, whether due to the jurisdictions in which we or our competitors are organized, located or operating, or for any other reason. It is also possible that we could be found liable to pay taxes with respect to previous tax periods during which we are found to have been liable to collect and pay taxes and failed to do so. Furthermore, any requirement for us to calculate, collect or pay taxes that are levied on our business or our customers, and any resulting communication, review, audit or inspection, could consume financial resources and divert management attention from our core operations. In addition, certain policies that we develop and apply to our operations, including but not limited to transfer pricing policies, can impact our tax position and there can be no assurance that such policies and our application of such policies will not be challenged by the regulators. Any of the foregoing could materially and adversely affect our business, financial condition and results of operations.

We benefit from certain tax exemptions that will expire.

Several of our Malaysian subsidiaries have been granted Multimedia Super Corridor Malaysia, or MSC Malaysia, status by the Minister of Finance of Malaysia and the Minister of International Trade and Industry of Malaysia, and enjoy certain incentives, including “pioneer status,” which entitles a company to a five-year exemption from Malaysian income tax on income derived from MSC Malaysia-related activities, which is renewable for a second five-year term provided certain conditions are met. There can be no assurance that we will continue to benefit from these incentives or that these incentives will not be revoked or modified in any way in the future. While several of our Malaysian subsidiaries have only recently been granted or are in the process of applying for this exemption, MyCNX’s second five-year exemption will expire in 2017, and MyCNX will thereafter be subject to Malaysian income tax.

Failure to continue to develop and expand our product and service offerings and their features, and to develop or incorporate the technologies that support them, could jeopardize our competitive position.

We participate in an industry characterized by rapidly changing technology and new products and services. For example, in recent years there has been an increasing emphasis on the delivery of games, music and other content on mobile devices, in addition to e-wallets and similar mobile electronic payment products and services. To remain competitive, we must continue to develop and expand our product and service offerings. We must also continue to enhance and improve the user interface, functionality and features of our websites. These efforts may require us to develop internally, or to license, increasingly complex technologies. In addition, our competitors may introduce new internet-related products, services and technologies, which will require us to update or modify our own technology to keep pace. Purchasing preferences for mobile airtime may change, which could reduce the demand for the airtime sold through our MOLReloads distribution network. In addition, a shift to post-paid mobile services in our key markets may negatively impact our MOLReloads business. Developing and integrating new products, services and technologies into our existing businesses could be expensive and time-consuming. Furthermore, we may not be able to license technology we require on commercially acceptable terms or at all. We may not succeed in incorporating new internet or mobile technologies, or, in order to do so, we may incur substantial expenses. If we fail to develop and introduce or acquire new content, features, services or technologies effectively and on a timely basis, we may cease to attract new consumers and merchants and may be unable to retain our existing consumers and merchants, any of which could adversely affect our business, financial condition and results of operations.

In addition, MMOG.asia expects to launch eight new online games in 2014, including its first game launch for the Indonesian market. MMOG.asia also plans to expand its mobile games offering with ten mobile games expected to be launched in 2014. If these new games or our entrance into new markets fail to gain market acceptance, our growth prospects could be materially and adversely affected.

We are subject to extensive government regulation, including regulations with respect to electronic payment services and data privacy.

Our business is impacted by laws and regulations that affect our industry, and their scope have increased significantly in recent years. We are subject to a variety of regulations aimed at preventing money laundering and financing criminal activity and terrorism, financial services regulations, electronic payment services regulations, consumer protection laws, currency control regulations, and privacy and data protection laws. Money laundering and the financing of terrorism are prohibited in Malaysia, which also has regulations requiring certain entities to report certain activities to BNM. MOL AccessPortal (as an issuer of e-money) and MOLPay Sdn. Bhd. (as a payment systems operator) are considered “reporting institutions” and are under an obligation to monitor and report suspicious transactions to BNM. They are also required to implement various measures such as know your customer procedures and ongoing customer due diligence to facilitate the prevention of money laundering and terrorism financing offences. In Malaysia, we are also subject to consumer protection laws which imply certain statutory guarantees as to the quality of services provided and prohibit misleading and deceptive trade practices and the imposition of unfair contract terms.

Furthermore, these laws and regulations vary significantly from country to country and are often evolving, unclear or inconsistent with other applicable laws. For example, in Malaysia we are subject to the Malaysian Financial Services Act of 2013 as a non-bank e-money issuer and provider of merchant acquiring services, which in turn makes us subject to a number of other regulations. In particular, MOL AccessPortal’s business as an e-money issuer is dependent on it maintaining its approval from BNM (which BNM has the right to reassess at any time). In Turkey, PaytoGo’s operations will subject us to the Payment Services and Electronic Money Institutions Law enacted on June 27, 2013 which remains subject to pending secondary legislation. As a result, PaytoGo will be required to obtain clearances from the Turkish Central Bank and Banking Regulations Supervisory Agency.

MOL AccessPortal distributes MOLPoints in several markets outside of Malaysia. We obtain licenses in jurisdictions where we believe they are required based on the nature of our business activity and the legal and regulatory requirements in such jurisdictions. It is possible, however, that the authorities in certain jurisdictions may take the position that we are required to obtain licenses or otherwise comply with laws and regulations which we believe are not required or applicable. As a result, we may be required to change the manner or business activity that we conduct in such markets, obtain licenses or otherwise comply with regulations. We may also be subject to penalties and sanctions for previously operating without a license. See “Regulation.”

In certain jurisdictions, governments have not yet issued relevant regulations or implementation guidelines to relevant regulations, but are expected to issue new regulations or implementation guidelines in the near future.

The implementation of new regulations or guidelines could require us to change the way we conduct our business, incur new expenses or retain legal counsel or additional staff to ensure compliance with such regulations. Any of the foregoing could have a material and adverse effect on our results of operations and growth prospects. As we further expand internationally, the geographical scope and complexity of the regulation frameworks to which we are subject will increase.

In addition, we receive, store and process personal information and other data. The regulatory framework for privacy issues worldwide is currently in a state of flux and is likely to remain so for the foreseeable future. Practices regarding the collection, use, storage, transmission and security of personal information by companies operating over the internet and mobile platforms have recently come under increased public scrutiny. Various government and consumer agencies have called for new regulation and changes in industry practices. It is possible that obligations imposed under applicable laws may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or our practices. Any failure or perceived failure by us to comply with our privacy policies, our privacy-related obligations to our users or other third parties, or our privacy-related legal obligations, or any compromise of security that results in the unauthorized release or transfer of information or other data, may result in governmental enforcement actions, litigation or public statements against us by consumer advocacy groups or others and could cause our users to lose trust in us, which could have an adverse effect on our business. Furthermore, if third parties with whom we work, such as individual users, distribution partners, content providers and online merchants, violate applicable laws or our policies, such violations may put information at risk and could have an adverse effect on our reputation and business.

We will need to obtain government approvals to implement our growth strategy.

Implementing our growth strategy may require approvals from governmental entities in Malaysia and other jurisdictions where we have operations. For example, as a result of regulatory restrictions in Malaysia and other countries relating to online payments, we are required to limit the balance of MOLPoints in a registered account. The applicable regulatory limit for accounts based in Malaysia, which is the lowest regulatory limit among countries where we operate, is MYR500. We apply this limit to accounts based in Malaysia and an equivalent limit to all other accounts. For accounts based in a country where we maintain a local presence other than Malaysia, the balance is not permitted to exceed the local currency equivalent of MYR500. For accounts based in countries where we do not maintain a local presence, transactions are denominated in U.S. dollars and the balance is not permitted to exceed the U.S. dollar equivalent of MYR500. For accounts based outside Malaysia, we adjust the balance limit whenever the exchange rate between the applicable currency and Malaysian Ringgit fluctuates by at least 5% since the most recent adjustment. In 2013, we applied to BNM to increase the regulatory limit for accounts based in Malaysia to MYR1,500 and our application is currently pending. We believe that increasing this limit could help us grow our business by allowing consumers to purchase a wider range of products. In addition, as we launch our MOLWallet business, we will need to obtain approval from the relevant central banking authority in each country in which we intend to operate our MOLWallet business. Certain rights that we have to increase our shareholding in our international subsidiaries may be subject to regulatory approvals. For example, we have the contractual right to acquire the remaining 30% interest in each of Game Sultan and PaytoGo that we do not currently own. If we were to exercise this right our acquisition may be subject to the approval of the Turkish competition authority, depending on, among other things, the combined revenues in Turkey of our companies, Game Sultan and PaytoGo. There can be no assurance that such approvals would be forthcoming. We cannot assure you that we will be able to obtain approval from the relevant authority within the time anticipated or at all or from other governmental entities from which we seek approval to expand our business in the future. If we are unable to obtain such approvals in a timely manner or at all, our growth prospects could be materially and adversely affected.

Failure to attract and retain qualified personnel could jeopardize our competitive position.

Our business functions at the intersection of rapidly changing technological, social, economic and regulatory developments that require a wide ranging set of expertise and intellectual capital. In order for us to compete and grow successfully, we must attract, recruit, retain and develop the necessary personnel who can provide the needed expertise across the entire spectrum of our intellectual capital needs. This is particularly true with respect to qualified and experienced software engineers and IT staff, who are highly sought after and are not in sufficient supply in Malaysia and in most other markets in which we operate. The market for such personnel is highly competitive, and we may not succeed in recruiting additional personnel or may fail to replace current personnel who depart with qualified or effective successors. It may also be difficult for us to obtain necessary qualified personnel with local experience to support our international growth, which may jeopardize our ongoing and planned expansion. For this reason, we are reliant on certain managers who have joined us through our acquisitions, including but not limited to certain managers of MOL Thailand and MyCNX. Our efforts to retain and develop personnel may result in significant additional expenses, which could adversely affect our profitability. Failure to retain or attract key personnel could have a material adverse effect on our business, financial condition and results of operations.

In addition, we place substantial reliance on the industry experience and knowledge of our senior management team as well as the senior management teams at our subsidiaries in our key operating countries and their relationships with other industry participants. Finding suitable replacements for our current senior management could be difficult as competition for such talent is intense. For example, Mr. Ganesh Kumar Bangah, our co-founder and Chief Executive Officer, is particularly important to our future success. In addition, historically, once we acquire a new subsidiary, we tend to retain the key personnel at such subsidiary, including, in a number of cases, the founder, and these personnel are especially important for our businesses in the relevant countries. We do not carry key person insurance on any member of our senior management team. The loss of one or more members of our senior management team could hinder our ability to effectively manage our business, adversely affect our international operations and harm our ability to implement our growth strategies.

Potential acquisitions may disrupt our ability to manage our business effectively, including our ability to successfully integrate acquired businesses into our existing operations.

We have in the past and expect to continue to engage in acquisitions and other inorganic growth opportunities, especially as we expand into new markets. Acquisitions and the subsequent integration of new companies or businesses require significant attention from our management, in particular to ensure that the acquisition does not disrupt any existing collaborations, or affect our users’, distribution channels’ and merchants’ opinions and perceptions of our services and customer support. As part of our strategy of expansion, we have in the past, and may, from time to time, acquire businesses or interests in businesses, including non-controlling interests, form joint ventures or create strategic alliances. For example, in 2013 we acquired 70% of each of Game Sultan, which operates a micropayment system for the Turkish market, and PaytoGo, which operates a payment service provider for the Turkish market, and AyoPay, an Indonesian payment service provider that specializes in online distribution of game credits. We also acquired 50% of NganLuong, which now serves as our primary distribution network in Vietnam. We expect to continue to evaluate potential strategic acquisitions of businesses or products with the intention to expand our user and revenue base, widen our geographic coverage and increase our product range. Whether we realize the anticipated benefits from these transactions depends, to a significant extent, on the integration of the target businesses into our group, the performance and development of the underlying services or technologies, our correct assessment of assumed liabilities and the management of the relevant operations. We may not be able to successfully integrate any newly acquired businesses or products and the integration may divert our management’s focus from our core business and result in disruption to our normal business operations. We may spend time and resources on such acquisitions that do not ultimately increase our profitability or that cause loss of, or harm to, relationships with employees, customers and users as a result of the integration of new businesses. The diversion of our management’s attention and any difficulties encountered in integration could have a material adverse effect on our ability to manage our business.

We may require additional capital to meet our financial obligations and support business growth, including through acquisitions, and this capital might not be available on acceptable terms or at all.

We intend to continue to make significant investments, including potential acquisitions, to support our business growth and may require additional funds to respond to business challenges, including the need to develop new products or services, improve our operating infrastructure or acquire complementary businesses, personnel and technologies. Accordingly, we may need to engage in equity or debt financings to secure additional funds. If we raise additional funds through future issuances of equity or securities convertible into, or exchangeable for, equity securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our common stock. Any debt financing that we secure in the future could involve restrictive covenants relating to our capital-raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital (including by restricting the ability of our company, or our subsidiaries, to distribute dividends to our shareholders and our company, respectively) and to pursue business opportunities, including potential acquisitions. We may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly impaired, and our business may be materially and adversely affected.

We had negative working capital positions in the past and may be unable to generate sufficient revenue from operations to pay our operating expenses or execute our business plans.

We had a negative working capital position as at each of December 31, 2011, 2012 and 2013. Working capital is defined as current assets minus current liabilities. Our working capital ratio, which is defined as current assets divided by current liabilities, as at December 31, 2011, 2012 and 2013 was 85.2%, 78.2% and 62.0%, respectively. Borrowings under our credit facility from MDV are required to be classified as current liabilities because the facility is a revolving facility. Amounts due to other related parties are classified as current liabilities as of the relevant balance sheet dates because there are no stated repayment terms. We plan to repay a portion of the outstanding amount under our credit facility with MDV and our amounts due to our shareholder, MOL Global Singapore using a portion of the proceeds of this offering. See “Use of Proceeds.”

We believe that we have adequate working capital for our present requirements and that our net cash generated from operating activities, together with cash and cash equivalents and funds from financing sources, will provide sufficient funds to satisfy our working capital requirements for the next 12 months. However, if our future cash from operating activities is lower than expected or we fail to obtain additional financing in the future, this would impede our ability to make continued investments, which could adversely affect our results of operations and financial condition.

Our business depends on the volume of MOLPoints used to purchase digital content, primarily game credits, which in turn is dependent on the popularity of the underlying games.

MOLPoints can be used to purchase digital content, including game credits for online games such as those licensed and operated by our games portal, MMOG.asia. For a game to remain popular, game operators must constantly enhance, expand or upgrade the games with new features that players find attractive. Game operators, including MMOG.asia, may not be able to successfully enhance, expand or upgrade current games. Any decrease in the popularity of MMOG.asia’s licensed games and any other games that accept MOLPoints, any breach of game-related security or prolonged server interruption, or any other adverse developments relating to such games, could materially and adversely affect our sales volume and results of operations. In addition, paying players purchase virtual goods in games because of the perceived value of these goods, which is dependent on the relative ease of securing equivalent goods via non-paid means within the game. The perceived value of these virtual goods can be impacted by an increase in the availability of free or discounted game credits or by various actions that content providers take in the games including offering discounts for virtual goods, giving away virtual goods in promotions or providing easier non-paid means to secure these goods. Our content providers’ management or mismanagement of virtual economies could affect players’ interest in virtual goods and demand for MOLPoints. Any of the foregoing could adversely affect our business, financial condition and results of operations.

As a result of our rapid growth, we need to implement enhanced compliance processes, procedures and controls with respect to the rules and regulations that apply to our business.

Our business has grown rapidly in recent years and we need to realign our compliance function with the size of our business. In light of the fact that we are a regulated business that processes large volumes of payments and information, we need to implement enhanced processes, procedures and controls in order to provide reasonable assurance that we are operating in compliance with applicable regulatory requirements. In particular, applicable anti-money laundering laws and laws and regulations aimed at preventing terrorist financing contain numerous requirements with respect to the identification of clients, and documentation and reporting of transactions subject to mandatory control and other suspicious transactions to the relevant authorities.

While our administrative systems have developed rapidly, during our earlier history, our practices relating to intellectual property, data privacy and security, and legal compliance may not have been as robust as they are now, and there may be unasserted claims arising from this period that we are not able to anticipate. In addition, our business, including our ability to operate and expand internationally, could be adversely affected if laws or regulations are adopted, interpreted, or implemented in a manner that is inconsistent with our current business practices and that require changes to these practices, the design of our websites, features or our privacy policy. In particular, the success of our business has been, and we expect will continue to be, driven by our ability to responsibly use the data that our users share with us. Therefore, our business could be harmed by any significant change to applicable laws, regulations or industry practices regarding the use or disclosure of data our users choose to share with us, or regarding the manner in which the express or implied consent of users for such use and disclosure is obtained. Such changes may require us to modify our services and features, possibly in a material manner, which could have an adverse effect on our business and results of operations. In the area of information security and data protection, many jurisdictions have passed laws requiring notification to players when there is a security breach for personal data, or requiring the adoption of minimum information security standards that are often vaguely defined and difficult to practically implement. The costs of compliance with these laws may increase in the future as a result of changes in interpretation. Furthermore, any failure on our part to comply with these laws may subject us to significant liabilities.

Following the offering, we will be subject to the U.S. Foreign Corrupt Practices Act, or the FCPA, which prohibits U.S. companies and their intermediaries from bribing foreign officials for the purpose of obtaining or keeping business or otherwise obtaining favorable treatment, and other laws concerning our international operations. Similar legislation in other jurisdictions contains similar prohibitions, although varying in both scope and jurisdiction. We do not have a fully developed FCPA compliance program and will need to implement such a program, including measures that require our merchants to comply with the FCPA.

We have neither an established operating history nor proven management experience in establishing and maintaining, over the long term, the required compliance processes, procedures and controls. Our business involves handling large and growing payment volumes and consumer funds, and our success is dependent on public confidence in our ability to do so as well as our compliance with applicable regulatory requirements. Any failure to manage consumer funds or to comply with applicable regulatory requirements could result in the imposition of fines, harm our reputation and significantly diminish use of our products.

Our business is exposed to counterparty and credit risks.

Under the terms of our service contracts with merchants, we are deemed to have received funds for the purposes of triggering our contractual obligation to transfer funds to a merchant at the time a consumer pays for its purchase using MOLPoints. Where a consumer has paid for the transaction using MOLPoints, even if we have not received any funds from the relevant sale of MOLPoints from the relevant distribution channel, we will be under a contractual obligation to transfer money to the merchant. Furthermore, when an online merchant uses

MOLPay to process payment, MOLPay Sdn. Bhd. is technically the “acquirer” for regulatory purposes, which may subject us to liability.

In addition, we are subject to the credit risk of merchants being unable to satisfy obligations for which we also may be liable. For example, we may be liable for transactions that are disputed by customers and charged back to the merchant. If we have already paid the merchant but are unable to collect this charged back amount from the merchant, due to the merchant’s insolvency, bankruptcy or other reasons, we may bear the loss for the amount of the refund paid to the consumer. Any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

Our agreements with third parties may be legally unenforceable if they are found to infringe applicable competition laws.

Our agreements with third parties, or certain provisions of such agreements, may be found to be unenforceable if they are found to infringe the competition laws of jurisdictions in which we operate. For example, we have entered into agreements in Malaysia and Turkey with third parties, including distribution partners, content providers and telecommunications service providers, that, among other things, include or may in the future include provisions that grant exclusivity privileges to, impose territorial restrictions on, and/or involve resale price maintenance by, one or more parties.

Under the Malaysian Competition Act of 2010, or the MCA, such provisions may be considered to be anti-competitive if they are found to significantly prevent, restrict or distort competition in any market for goods or services. For purposes of the MCA, an anti-competitive agreement will not be deemed significant if (i) the parties to the agreement are competitors and their combined market share is less than 20% of the relevant market; or (ii) the parties to the agreement are not competitors and their individual market share in any relevant market is not more than 25%. The MCA also prohibits enterprises from engaging in any conduct which amounts to an abuse of a dominant position in any market for goods or services. Generally, for purposes of the MCA, market share above 60% would be indicative (but not conclusive evidence) that an enterprise is dominant. If we are seen to be in a dominant position in the market, the provisions on exclusivity, territorial restrictions and/or resale price maintenance could potentially be seen to be an abuse of such dominant position. Some of our businesses may be regulated by the Malaysian Communications and Multimedia Act of 1998, or the CMA, in which case the competition-related provisions under the CMA (instead of the MCA) will apply to such businesses. The CMA prohibits a licensee from engaging in any conduct which has the purpose of substantially lessening competition in a communications market, or entering into any understanding, agreement or arrangement which provides for (i) rate fixing; (ii) market sharing (iii) boycotting of a supplier of apparatus; or (iv) boycotting of another competitor. Under Turkish competition rules, where there is an agreement involving an exclusive supply obligation, if the market shares of the parties to the agreement are below 40% in their own market of activity, then a safe harbour, or block exemption, is available, but otherwise a facts and circumstances analysis must be undertaken in order to determine whether an exemption must be sought from the Turkish Competition Board, or TCB. The TCB is the only decision making authority that can grant such exemptions. Similar rules apply for agreements involving territorial restrictions and non-compete obligations. Violation of such Turkish competition rules can result in fines of up to 10% of annual gross revenues.

However, because limited guidance, decisions and guidelines are available with respect to determination of the relevant market or the market shares for the industries in which we operate, it is unclear whether our agreements with third parties will be found to infringe applicable competition laws. If any such agreement is found to infringe such laws, the authorities may (i) require that the infringement be ceased immediately; (ii) specify steps which are required to be taken by the infringing enterprise(s) to bring the infringement to an end; (iii) impose financial penalties which could, for example, be 10% of the worldwide turnover of the relevant enterprise over the period during which an infringement occurred; or (iv) take any number of other actions, including imposing sanctions and penalties, as they deem appropriate.

There can be no assurance that our agreements will not be found to be unenforceable or to infringe relevant laws and regulations. Any such finding may have a material adverse effect on our business, prospects, financial condition and results of operations.

Our business is highly dependent on relationships with mobile carriers and banks and we derive a portion of our revenue from aggregators and intermediaries.

Our top five mobile carriers account for nearly all of MOLReloads’ revenue. If our relationship with any of these mobile carriers was impaired, or if our revenue sharing arrangements were to become less favorable to us, our business would be adversely impacted. For example, in response to increased volume in 2012, telecommunications service providers in Malaysia imposed reduced discounts and commissions on our MOLReloads business. There can be no assurance that our revenue sharing arrangements will not be revised in manner that is unfavorable to us in Malaysia or any other market where we operate. In addition, in Malaysia, Alliance Bank Malaysia Berhad, or Alliance Bank, processes nearly all credit card payments that are made through MOLPay. If our relationship with Alliance Bank was impaired, or if our fee arrangements with Alliance Bank were to become less favorable to us, our business would be adversely impacted. Furthermore, we work with aggregators and intermediaries to enter into mobile carrier billing arrangements and online banking relationships, and to acquire mobile airtime for distribution through MOLReloads. In such cases, we do not have a direct relationship with the mobile carrier or the bank. If any of these aggregators or intermediaries was to choose not to work with us, or if our revenue sharing arrangements with them were to become less favorable to us, our business would be adversely impacted. Any of the foregoing would have an adverse effect on our financial condition and results of operations.

We may use open-source software in a manner that could be harmful to our business.

We use open-source software in connection with our technology and services. The original developers of the open-source code provide no warranties on such code. Moreover, some open-source software licenses require users like us who distribute open-source software as part of their software to publicly disclose all or part of the source code to such software and/or make available any derivative works of the open-source code on terms unfavorable to us or at no cost. The use of such open-source code may ultimately require us to replace certain code used in our products, pay a royalty to use some open-source code or discontinue certain products. Any of the above requirements could be harmful to our business, financial condition and results of operations.

We may not be able to successfully protect our intellectual property and may be subject to infringement claims.

We rely on a combination of contractual rights, copyright, trademark and trade secret laws to establish and protect our proprietary technology. We also maintain patents for certain of our technologies. We customarily require our employees and independent contractors to execute confidentiality agreements or otherwise to agree to keep our proprietary information confidential when their relationship with us begins. Typically, our employment contracts also include clauses requiring our employees to assign to us all of the inventions and intellectual property rights they develop in the course of their employment and to agree not to disclose our confidential information. Nevertheless, others, including our competitors, may independently develop similar technology, duplicate our services or design around our intellectual property. Furthermore, contractual arrangements may not prevent unauthorized disclosure of our confidential information or ensure an adequate remedy in the event of any unauthorized disclosure of our confidential information. Because of the limited protection and enforcement of intellectual property rights in certain jurisdictions in which we operate, as well as in certain jurisdictions in which we have started expanding our operations, our intellectual property rights may not be as protected as they may be in more developed markets such as the United States. We may have to litigate to enforce or determine the scope or enforceability of our intellectual property rights (including trade secrets and know-how), which could be expensive, could cause a diversion of resources and may not prove successful. The loss of intellectual property protection could harm our business and ability to compete and could result in costly redesign efforts, discontinuance of certain service offerings or other competitive harm.

We may also be subject to costly litigation in the event our services or technology are claimed to infringe, misappropriate or otherwise violate a third party’s intellectual property or proprietary rights. Such claims could include patent infringement, copyright infringement, trademark infringement, trade secret misappropriation or breach of licenses. In addition, while we seek to obtain copyright registration certificates for the critical software we develop, our rights to software obtained as works for hire might be potentially challenged by the employees and former employees or developers of such software. We may not be able to successfully defend against such claims, which may result in a limitation on our ability to use the intellectual property subject to these claims and also might require us to redesign affected services, enter into costly settlement or license agreements, pay costly damage awards, or face a temporary or permanent injunction prohibiting us from marketing or selling certain of our services. In such circumstances, if we cannot or do not license the infringed technology on reasonable terms or substitute similar technology from another source, our revenue and earnings could be adversely impacted. Additionally, in recent years, non-practicing entities have been acquiring patents, making claims of patent infringement and attempting to extract settlements from companies in our industry. Even if we believe that such claims are without merit and successfully defend these claims, defending against such claims is time-consuming and expensive and could result in the diversion of the time and attention of our management and employees.

We do not have, and may be unable to obtain, sufficient insurance to insure against certain business risks.

The insurance industry in certain jurisdictions where we operate is not yet fully developed, and many forms of insurance protection common in more developed countries are not yet fully available or are not available on comparable or commercially acceptable terms. We do not currently maintain insurance coverage for business interruption or loss of key management personnel as we have been unable to obtain these on commercially acceptable terms. We do not hold insurance policies to cover for any losses resulting from counterparty and credit risks and fraudulent transactions, nor for losses from cyber-attacks, software failures and data loss. Other than user funds which are required under law to be held in a separate trust account, we also do not generally maintain separate funds or otherwise set aside reserves for most types of business-related risks. Accordingly, our lack of insurance coverage or reserves with respect to business-related risks may expose us to substantial losses, which could materially adversely affect our business, financial condition and results of operations.

The successful operation of our business depends upon the performance and reliability of the internet infrastructure and telecommunications networks in the countries where we operate.

Our business depends on the performance and reliability of the internet infrastructure in the countries where we operate. We may not have access to alternative networks in the event of disruptions or failures of, or other problems with, the relevant internet infrastructure. In addition, the internet infrastructure, especially in the emerging markets where we operate, may not support the demands associated with continued growth in internet usage.

We also rely on major telecommunication operators in the countries where we operate to provide us with data communications capacity primarily through local telecommunications lines and internet data centers to host our servers. We may not have access to alternative services in the event of disruptions or failures of, or other problems with, the fixed telecommunications networks of these telecommunications operators, or if such operators otherwise fail to provide such services. Any unscheduled service interruption could disrupt our operations, damage our reputation and result in a decrease in our revenues. For example, in Vietnam in December 2013, piping used by our internet service provider experienced an outage and as a result our business in Vietnam was adversely affected for a two-week period. Furthermore, we have no control over the costs of the services provided by the telecommunications operators we use. If the prices that we pay for telecommunications and internet services rise significantly, our gross margins could be significantly reduced. In addition, if internet access fees or other charges to internet users increase, our user traffic may decrease, which in turn may cause our revenues to decline.

Fluctuations in foreign currency exchange rates will affect our financial results, which we report in Malaysian Ringgit.

As we have continued to expand our international operations, we have become more exposed to the effects of fluctuations in currency exchange rates. In addition to our operations in Malaysia from which we earn revenue denominated in Malaysian Ringgit, we also earn revenue denominated in Baht, Turkish Lira, Philippine Pesos and U.S. dollars, among other currencies. In 2013, 53.7% of our revenue was earned in currencies other than

Malaysian Ringgit. We incur expenses for employee compensation and other operating expenses in the local currencies in the jurisdictions in which we operate. Fluctuations in the exchange rates between the Malaysian Ringgit and those other currencies could result in the Malaysian Ringgit equivalent of such expenses being higher and/or the Malaysian Ringgit equivalent of such foreign currency-denominated revenue being lower than would be the case if exchange rates were stable. We do not generally enter into hedging contracts to limit our exposure to fluctuations in the value of the Malaysian Ringgit, or any other currency. Furthermore, the substantial majority of our revenue is denominated in emerging markets currencies, including Malaysian Ringgit. In recent months, foreign currency exchange rates for emerging markets currencies have experienced substantial volatility. For example, in 2013 the exchange rate of U.S. dollars and Malaysian Ringgit varied from a high of 3.3330 to a low of 2.9620. Because fluctuations in the value of Malaysian Ringgit and other emerging markets currencies are not necessarily correlated, there can be no assurance that our results of operations will not be adversely affected by such volatility.

Our major shareholder will have the ability to significantly influence the outcome of shareholder actions in our company.

Upon completion of this offering, assuming the underwriters do not exercise their over-allotment option, our controlling shareholder and his family members will directly and indirectly hold         % of our ordinary shares and voting power. Our major shareholder has advised us that he does not anticipate further disposing of his voting control in us in the near future. Our major shareholder’s voting power gives him the ability to significantly influence actions that require shareholder approval under Cayman Islands law, our memorandum and articles of association and NASDAQ requirements, including the election and removal of a majority of our board of directors, significant mergers and acquisitions and other business combinations, changes to our memorandum and articles of association, the number of shares available for issuance under share incentive plans, and the issuance of significant amounts of our ordinary shares in private placements.

Our major shareholder’s voting control may cause transactions to occur that might not be beneficial to you as a holder of ADSs, and may prevent transactions that would be beneficial to you. For example, our major shareholder’s voting control may prevent a transaction involving a change of control of us, including transactions in which you as a holder of our ADSs might otherwise receive a premium for your securities over the then-current market price. In addition, our major shareholder is not prohibited from selling a controlling interest in us to a third party and may do so without your approval and without providing for a purchase of your ADSs.

We are subject to economic risk and business cycles of our merchants and the overall level of consumer spending.

Our business depends heavily on the overall level of consumer spending, particularly in our primary markets in Southeast Asia and other emerging markets. We are exposed to general economic conditions that affect consumer confidence, consumer spending, consumer discretionary income or changes in consumer purchasing habits. A reduction in the amount of consumer spending could result in a decrease in our revenue and profits. If our merchants make fewer sales of their products and services using our services or consumers spend less money per transaction, we will have fewer transactions to process at lower amounts, resulting in lower revenue. A weakening in the economies in which we operate could have a negative impact on our merchants, as well as consumers who purchase products and services using our payment processing systems, which could, in turn, negatively impact our business, financial condition and results of operations. In addition, a weakening in such economies could force some of our merchants to close or go bankrupt or insolvent, or could cause our merchants to reduce the number of their locations or hours of operation, resulting in future transaction declines. We also have a certain amount of fixed costs, including salaries and rent, which could limit our ability to adjust costs and respond quickly to changes in our business and the economies in which we operate. Changes in economic conditions could adversely impact our future revenues and profits and cause a material adverse effect on our business, financial condition and results of operations.

Our results of operations may fluctuate or otherwise be materially and adversely affected due to seasonal variations.

Our sales have historically been higher during festive periods, positively impacting our results for the first and fourth quarters. During festive periods, including Chinese New Year, which generally occurs in January or February, and the holiday season in December, our business tends to benefit from consumers’ increased leisure time. In contrast, the second and third quarters of each year tend to contribute a smaller portion of our annual revenue due to a reduction in leisure time among consumers. For this reason, our results of operations may not be comparable from quarter to quarter.

We rely on various financial institutions to provide clearing and settlement services in connection with our online payment services.

We rely on various financial institutions to provide clearing and settlement services in connection with our online payment services. If such financial institutions stop providing clearing and settlement services or start imposing excessive processing fees, we would need to find other financial institutions to provide these services. In addition, some of these financial institutions have divisions that provide payment options to consumers that could compete with our services. If we are unable to find a replacement financial institution to provide clearing and settlement services on commercially reasonable terms or at all, we may no longer be able to provide our online payment services to certain customers, which could negatively impact our business, financial condition and results of operations. For example, in Malaysia, Alliance Bank processes nearly all credit card payments that are made through MOLPay. If our relationship with Alliance Bank was impaired, or if our fee arrangements with Alliance Bank were to become less favorable to us, our business would be adversely impacted.

From time to time, credit card merchant acquirers and banks increase the organization and processing fees (known as interchange fees or debit network fees) that they charge. We may not be able to pass on all of the increases in interchange fees or debit network fees along to our online merchants, if at all. It is possible that competitive pressures may result in our absorbing a portion of such increases in the future, which would increase our operating costs and reduce our profit margin. Furthermore, we rely on Visa and MasterCard to process most of our credit card transactions and we may be subject to penalties if we do not comply with their rules and procedures, or applicable laws and regulations. Any of the foregoing could adversely affect our reputation, business, financial condition and results of operations.

If we cannot pass increases from payment networks including interchange, assessment, transaction and other fees, and distribution costs, along to online merchants, our operating margins will be reduced.

We pay interchange and other fees set by payment networks to card-issuing financial institutions and payment networks for each transaction we process. From time to time, payment networks increase such fees. At their sole discretion, our financial institution sponsors have the right to pass any increases in interchange and other fees on to us and they have consistently done so in the past. We are generally permitted under the contracts into which we enter, and in the past we have been able to, pass these fee increases along to our online merchants through corresponding increases in our processing fees. However, if we are unable to pass on these and other fees, and distribution costs, in the future, it could have a material adverse effect on our business, financial condition and results of operations.

Any natural or other disasters, including outbreaks of health epidemics, and other extraordinary events could severely disrupt our business operations.

Our operations are vulnerable to interruption and damage from natural and other types of disasters, including earthquakes, fire, floods, environmental accidents, power loss, communication failures and similar events. If any natural disaster or other extraordinary events were to occur in the area where we operate, our ability to operate our business could be seriously impaired. Our business could be materially and adversely affected by any outbreak of H7N9 bird flu, H1N1 swine influenza, avian influenza, severe acute respiratory syndrome, or SARS, or another epidemic. Any prolonged occurrence of swine influenza, avian influenza, SARS or other adverse public health developments in Southeast Asia could severely disrupt our business operations and adversely affect our results of operations.

Risks Related to Doing Business in Malaysia and Other Countries Where We Operate

Developments in the social, political, regulatory and economic environment in Malaysia may have a material adverse impact on us.

Our business, prospects, financial condition and results of operations may be adversely affected by social, political, regulatory and economic developments in Malaysia. Such political and economic uncertainties include, but are not limited to, the risks of war, terrorism, nationalism, nullification of contract, changes in interest rates, imposition of capital controls and methods of taxation.

Negative developments in Malaysia’s socio-political environment may adversely affect our business, financial condition, results of operations and prospects. The Malaysian economy registered growth of 4.7% in 2013, according to the Department of Statistics Malaysia. Although the overall Malaysian economic environment (in which we predominantly operate) appears to be positive, there can be no assurance that this will continue to prevail in the future.

Economic, market and political developments in the countries where we operate could have a material and adverse effect on our business.

The economic, market and political conditions in other countries, particularly emerging market conditions in Southeast Asia, Turkey and Brazil, could have an influence on our business. Any widespread global financial instability or a significant loss of investor confidence in emerging market economies may materially and adversely affect our business, financial condition, results of operations, prospects or reputation.

Examples of such external factors or conditions that are outside our control include, but are not limited to the following:

•	general economic, political and social conditions in Southeast Asian countries and other key foreign markets;

•	consumer spending patterns in our key markets;

•	currency and interest rate fluctuations;

•	international events and circumstances such as wars, terrorist attacks, natural disasters and political instability; and

•	changes in legal regimes and governmental regulations, such as licensing and approvals, taxation, duties and tariffs, in key markets and abroad.

The global financial markets experienced significant disruptions in 2008 and the United States, Europe and other economies went into recession. The recovery from the lows of 2008 and 2009 was uneven and the global economy has continued to face new challenges. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies that have been adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States. For example, in 2013, the Federal Reserve Bank in the United States announced the tapering of its bond-buying program which led to a high degree of volatility in equity markets and substantial devaluations in the currencies of many emerging economies, including markets where we operate. There have also been concerns over unrest in the Middle East and Africa and over the possibility of international hostilities over Ukraine, which have resulted in volatility in oil prices and other markets. Recently there have been concerns over instability in Thailand due to significant anti-government protests which have been ongoing since 2013. There have also been a number of major anti-government protests in Turkey in late 2013 and early 2014. Economic conditions in the countries where we operate are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in emerging markets.

The Malaysian Ringgit is subject to exchange rate fluctuations.

BNM has, in the past, intervened in the foreign exchange market to stabilize the Malaysian Ringgit, and instituted a fixed exchange rate of MYR3.80 to $1.00 on September 2, 1998. Subsequently, on July 21, 2005, BNM adopted a managed float system which benchmarked the Malaysian Ringgit to a currency basket to ensure that the Malaysian Ringgit remains close to its fair value. As of March 31, 2014, the closing exchange rate was MYR3.2630 to $1.00. However, there can be no assurance that BNM will, or would be able to, intervene in the foreign exchange market in the future or that any such intervention or fixed exchange rate would be effective in achieving BNM’s objectives. Fluctuations in the Malaysian Ringgit’s value against other currencies will create foreign currency translation gains or losses and may have an adverse effect on our business, financial condition and results of operations.

We are subject to communication and multimedia regulations.

Our business depends on the performance and availability of our online platforms and services which are governed in Malaysia by various multimedia and communication regulations, guidelines, ministerial directions and other standards arising from the CMA, and the Malaysian Communications and Multimedia Commission. MOL AccessPortal has registered for, and obtained, an applications service provider, or ASP, class license to provide messaging services. The ASP class license requires annual renewal and the application is currently an administrative one but there can be no assurance that this will remain the case. We cannot guarantee that other services provided by MOL AccessPortal, or our other Malaysian companies, that are currently exempt from licensing requirements or which do not currently require licensing may require licensing in the future. The implementation of new regulations or guidelines could require us to change the way we conduct our online business or the licenses that we require, incur new expenses or retain legal counsel or additional staff to ensure compliance with such regulations. Any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

We are subject to foreign exchange control policies in Malaysia and other countries where we operate.

The ability of our subsidiaries to pay dividends or make other payments to us may be restricted by the foreign exchange control policies in the countries where we operate.

For example, there are foreign exchange policies in Malaysia which support the monitoring of capital flows into and out of the country in order to preserve its financial and economic stability. The foreign exchange policies are administered by the Foreign Exchange Administration, an arm of BNM. The foreign exchange policies monitor and regulate both residents and non-residents. Under the current Foreign Exchange Administration rules issued by BNM, non-residents are free to repatriate any amount of funds from Malaysia in foreign currency other than the currency of Israel at any time (subject to limited exceptions), including capital, divestment proceeds, profits, dividends, rental, fees and interest arising from investment in Malaysia, subject to any withholding tax. In the event BNM or any other country where we operate introduces any restrictions in the future, we may be affected in our ability to repatriate dividends or other payments from our subsidiaries in Malaysia or in such other countries. Since we are a holding company and rely principally on dividends and other payments from our subsidiaries for our cash requirements, any restrictions on such dividends or other payments could materially and adversely affect our liquidity, financial condition and results of operations.

The exchange control law in Thailand provides that the outward remittance from Thailand of dividends or the proceeds of sale (including capital gain) from the transfer of shares after payment of the applicable Thai taxes, if any, may be made without the requirement to file a specified form to the relevant financial institution if the amount is less than $50,000 or the equivalent amount in relevant currency per remittance, provided that required documents and evidence of the particular transaction have been duly submitted to the relevant financial institution. Because the Bank of Thailand has a policy to not allow any person to bring Baht out of Thailand, with certain exemptions, dividends paid to a non-resident must be converted into foreign currency prior to the outward remittance from Thailand. If the amount is at least $50,000 or its equivalent in the relevant currency, a specified form must be submitted to the relevant financial institution together with required documents or evidence of the particular transaction.

Turkey does not have foreign exchange control restrictions. Pursuant to Decree N.32 on Protection of Turkish Currency, importation of foreign currency to Turkey is free and residents in Turkey are allowed to accept payment in foreign currency from non-residents for the transactions that they conduct in Turkey in favor of such non-residents. Residents in Turkey and non-residents may freely transfer foreign currency abroad provided that they use banks as intermediaries and relevant reporting requirements are complied with. The Turkish Ministry of Finance is authorized to determine other establishments that are allowed to transfer foreign currency abroad. Our presence in Northern Cyprus, which is not an internationally recognized state, may place us at a disadvantage in transferring funds out of the country and where Turkey is used as intermediary, additional taxes may be levied.

Furthermore, dividends from certain subsidiaries, including our subsidiaries in Thailand, Turkey and the Philippines, may be subject to local withholding tax.

Risks Related to this Offering and Our ADSs

An active trading market for our shares or our ADSs may not develop and the trading price for our ADSs may fluctuate significantly.

We have applied to list our ADSs on the NASDAQ. Prior to the completion of this offering, there has been no public market for our ADSs or our ordinary shares underlying the ADSs, and we cannot assure you that a liquid public market for our ADSs will develop. If an active public market for our ADSs does not develop following the completion of this offering, the market price and liquidity of our ADSs may be materially and adversely affected. Even if an active public market for our ordinary shares or ADSs develops, we cannot assure you that it will continue. The initial public offering price for our ADSs will be determined by negotiation between us and the underwriters based upon several factors, and we can provide no assurance that the trading price of our ADSs after this offering will not decline below the initial public offering price. As a result, investors in our securities may experience a significant decrease in the value of their ADSs.

The trading prices of our ADSs are likely to be volatile, which could result in substantial losses to investors.

The trading prices of our ADSs are likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of other similarly situated companies that have listed their securities in the United States in recent years. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of these companies’ securities after their offerings, including companies in the internet, online payment and online and mobile gaming industries, may affect the attitudes of investors toward such companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting or other practices at other Malaysian or Southeast Asian companies may also negatively affect the attitudes of investors towards Malaysian or Southeast Asian companies in general, including us, regardless of whether we have engaged in such practices. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, such as the large decline in share prices in the United States and other jurisdictions in late 2008, early 2009, the third quarter of 2011 and the second quarter of 2012, which may have a material adverse effect on the market price of our ADSs.

In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for factors specific to our own operations, including the following:

•	variations in our revenue, earnings and cash flow;

•	announcements of new investments, acquisitions, strategic partnerships, or joint ventures;

•	announcements of new services and expansions by us or our competitors;

•	changes in financial estimates by securities analysts;

•	changes in the number of our users;

•	fluctuations in our operating metrics;

•	failure on our part to realize monetization opportunities as expected;

•	additions or departures of key personnel;

•	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;

•	detrimental negative publicity about us, our competitors or our industry;

•	regulatory developments affecting us or our industry; and

•	potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which our ADSs will trade.

In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company’s securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

We intend to grant employee share options and other share-based awards in the future. We will recognize any share-based compensation expenses in our consolidated statements of profit or loss and other comprehensive income in accordance with IFRS. Any additional grant of employee share options and other share-based awards in the future may have a material adverse effect on our results of operation.

We intend to adopt an employee stock option plan in 2014, or the 2014 plan, for the purpose of granting share-based compensation awards to our employees, directors and consultants to incentivize their performance and align their interests with ours. Under the 2014 plan, we expect to be permitted to issue options to purchase up to ordinary shares. As of the date of this prospectus, options to purchase              ordinary shares are issued and outstanding, options to purchase              ordinary shares have been exercised for which we will issue              ordinary shares to the option holders after the expiration of the 180-day lock-up period, and              ordinary shares have been issued upon exercised vested options under the 2014 plan. As a result of these grants and potential future grants, we expect to continue to incur significant share-based compensation expenses in the future. The amount of these expenses is based on the fair value of the share-based awards. We account for compensation costs for all share options using a fair-value based method and recognize expenses in our consolidated statements of profit or loss and other comprehensive income in accordance with IFRS. The expenses associated with share-based compensation will decrease our profitability, perhaps materially, and the additional securities issued under share-based compensation plans will dilute the ownership interests of our shareholders, including holders of our ADSs. However, if we limit the scope of our share-based compensation plan, we may not be able to attract or retain key personnel who expect to be compensated by options.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 for so long as we are an emerging growth company. We will remain an emerging growth company until the earliest of (a) the last day of our fiscal year during which we have total annual gross revenues of at least $1.0 billion; (b) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (c) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•	the rules under the Exchange Act requiring the filing with the Securities and Exchange Commission, or the SEC, of quarterly reports on Form 10-Q or current reports on Form 8-K;

•	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

•

the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•	the selective disclosure rules by issuers of material non-public information under Regulation FD.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of the NASDAQ. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely as compared to that required to be filed with the SEC by United States domestic issuers.

As a Cayman Islands company listed on the NASDAQ, we are subject to the NASDAQ corporate governance listing standards. However, NASDAQ rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NASDAQ corporate governance listing standards. Under the NASDAQ corporate governance listing standards, listed companies are generally required to have a majority of independent directors, in addition to a nominating/corporate governance committee and a compensation committee, each of which is composed entirely of independent directors. However, corporate governance requirements in the Cayman Islands do not require us to have a majority of independent directors, a nominating/corporate governance committee nor a compensation committee. Immediately following the offering we will not have a majority of independent directors and our nominating/corporate governance committee and our compensation committee will include a majority of independent directors but will not be entirely independent. As a result, you may not be afforded the same protections or information, which would be made available to you, were you investing in a United States domestic issuer.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our ADSs, the market price for our ADSs and trading volume could decline.

The trading market for our ADSs will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade our ADSs, the market price for our ADSs would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our ADSs to decline.

The sale or availability for sale, or perceived sale or availability for sale, of substantial amounts of our ADSs could adversely affect their market price.

Sales of substantial amounts of our ADSs in the public market after the completion of this offering, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our ability to raise capital through equity offerings in the future. There will be             ADSs (equivalent to ordinary shares) outstanding immediately after this offering, or             ADSs (equivalent to             ordinary shares) if the underwriters exercise their options to purchase additional ADSs in full. The ADSs sold in this offering will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended, or the Securities Act, and shares held by our existing shareholders may also be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lock-up agreements. In connection with this offering, we and our officers, directors and the selling shareholders have agreed not to sell any shares or ADSs for 180 days after the date of this prospectus without the prior written consent of the underwriters. However, the underwriters may release the securities subject to lock-up agreements from the lock-up restrictions at any time, subject to applicable regulations of the Financial Industry Regulatory Authority, Inc. In addition, ordinary shares subject to our outstanding options as of the closing of this offering will become eligible for sale in the public market to the extent permitted by the provisions of various vesting agreements, the lock-up agreements and Rule 144 and Rule 701 under the Securities Act. We may also issue additional options in the future which may be exercised for additional ordinary shares. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs. See “Underwriting” and “Shares Eligible for Future Sale” for a more detailed description of the restrictions on selling our securities after this offering.

Because the initial public offering price is substantially higher than the pro forma net tangible book value per share, you will experience immediate and substantial dilution.

If you invest in our ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Without taking into account any other changes in such net tangible book value after December 31, 2013, other than to give effect to our issuance and sale of              ADSs in this offering, at an assumed initial public offering price of $             per ADS, the mid-point of the estimated public offering price range set forth on the cover page of this prospectus, and after deduction of underwriting discounts and commissions and estimated offering expenses payable by us (assuming the over-allotment option is not exercised), new investors in ADSs in this offering would be diluted by $            , or        %. This number is determined by subtracting net tangible book value per ordinary share, after giving effect to the additional proceeds we will receive from this offering, from the assumed initial public offering price of $             per ordinary share, which is the mid-point of the price range set forth on the cover page of this prospectus adjusted to reflect the ADS-to-ordinary share ratio, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. See “Dilution” for a more complete description of how the value of your investment in our ADSs will be diluted upon the completion of this offering.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are registered under Cayman Islands law.

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law (2013 Revision) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our existing articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. Currently, we do not plan to rely on home country practice with respect to any corporate governance matter. However, if we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Law of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Share Capital—Differences in Corporate Law.”

Judgments obtained against us by our shareholders may not be enforceable in our home jurisdiction.

We are a Cayman Islands company and a substantial majority of our assets are located outside of the United States. A significant percentage of our current operations are conducted in Malaysia and other Southeast Asian countries. In addition, a significant majority of our current directors and officers are nationals and residents of countries other than the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the United States federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands, Malaysia and other jurisdictions where we operate may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

There are uncertainties as to whether Cayman Islands courts would:

•	recognize or enforce against us, judgments of courts of the United States based on certain civil liability provisions of U.S. securities laws; and

•	impose liabilities against us, in original actions brought in the Cayman Islands, based on certain civil liability provisions of U.S. securities laws that are penal in nature.

There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will in certain circumstances recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. For more information regarding the relevant laws of the Cayman Islands and Malaysia, see “Enforceability of Civil Liabilities.”

We have not determined a specific use for a portion of the net proceeds from this offering, and we may use these proceeds in ways with which you may not agree and such use may not produce income or increase our ADS price.

We have not determined a specific use for a portion of the net proceeds of this offering, and our management will have considerable discretion in deciding how to apply these proceeds. You will not have the opportunity to assess whether the proceeds are being used appropriately before you make your investment decision. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. We cannot assure you that the net proceeds will be used in a manner that would improve our results of operations or increase our ADS price, or that these net proceeds will be placed only in investments that generate income or appreciate in value.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to vote your ordinary shares.

As a holder of our ADSs, you will only be able to exercise the voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Under the deposit agreement, you must vote by giving voting instructions to the depositary. Upon receipt of your voting instructions, the depositary will vote the underlying ordinary shares in accordance with these instructions. You will not be able to directly exercise your right to vote with respect to the underlying shares unless you withdraw the shares. Under our amended and restated memorandum and articles of association which is currently in effect, the minimum notice period required for convening a general meeting is 7 days. When a general meeting is convened, you may not receive sufficient advance notice to withdraw the shares underlying your ADSs to allow you to vote with respect to any specific matter. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its merchants are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to vote and you may have no legal remedy if the shares underlying your ADSs are not voted as you requested.

The depositary for our ADSs will give us a discretionary proxy to vote our ordinary shares underlying your ADSs if you do not vote at shareholders’ meetings, except in limited circumstances, which could adversely affect your interests.

Under the deposit agreement for the ADSs, if you do not vote, the depositary will give us a discretionary proxy to vote our ordinary shares underlying your ADSs at shareholders’ meetings unless:

•	we have failed to timely provide the depositary with notice of meeting and related voting materials;

•	we have instructed the depositary that we do not wish a discretionary proxy to be given;

•	we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;

•	a matter to be voted on at the meeting would have a material adverse impact on shareholders; or

•	the voting at the meeting is to be made on a show of hands.

The effect of this discretionary proxy is that if you do not vote at shareholders’ meetings, you cannot prevent our ordinary shares underlying your ADSs from being voted, except under the circumstances described above. This may make it more difficult for shareholders to influence the management of our company. Holders of our ordinary shares are not subject to this discretionary proxy.

Because we do not expect to pay dividends in the foreseeable future after this offering, you must rely on price appreciation of our ADSs for return on your investment.

We do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiary, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value after this offering or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

You may not receive dividends or other distributions on our ordinary shares and you may not receive any value for them, if it is illegal or impractical to make them available to you.

To the extent that we decide to pay a dividend or make other distributions in the future, the depositary of our ADSs has agreed to pay to you such cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities underlying our ADSs, after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act but that are not properly registered or distributed under an applicable exemption from registration. The depositary may also determine that it is not feasible to distribute certain property through the mail. Additionally, the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may determine not to distribute such property. We have no obligation to register under U.S. securities laws any ADSs, ordinary shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. This means that you may not receive distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to you. These restrictions may cause a material decline in the value of our ADSs.

You may not be able to participate in rights offerings and may experience dilution of your holdings.

We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs, or are registered under the Securities Act. The depositary may, but is not required to, attempt to sell these undistributed rights to third parties, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays in the United States. The depositary may refuse to deliver, transfer or register the transfers of our ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary think that it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason in accordance with the terms of the deposit agreement. As a result, you may be unable to transfer your ADSs when you wish to.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an emerging growth company.

Upon completion of this offering, we will become a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the Securities and Exchange Commission, or the SEC, and NASDAQ, impose various requirements on the corporate governance practices of public companies. As a company with less than $1.0 billion in revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting.

We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. For example, as a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

We may be classified as a passive foreign investment company for United States federal income tax purposes, which could result in adverse United States federal income tax consequences to United States investors in the ADSs or ordinary shares.

Our status as a passive foreign investment company, or PFIC, for any taxable year will depend on the composition of our income and assets and upon the value of our assets, which may be determined based, in part, on the market value of our ADSs and the nature of our assets and income over time. Based on our current and expected income and asset composition and projections as to the value of our assets, which are based on the expected price of the ADSs pursuant to this offering, we do not expect to be a PFIC for the current taxable year or in the foreseeable future. While we do not anticipate becoming a PFIC, fluctuations in the market price of our ADSs (which may be volatile) may cause us to become a PFIC for the current or subsequent taxable years. Because of the uncertainties in the application of the relevant rules and because PFIC status is a factual determination made annually after the close of each taxable year on the basis of the composition of our income and the value of our active versus passive assets for that year, there can be no assurance that we will not be a PFIC for the current or any future taxable year. The overall level of our passive assets will be affected by how, and how quickly, we spend our liquid assets and the cash raised in this offering. Under circumstances where gross income from activities that produce passive income significantly increase relative to our gross income from activities that produce non-passive income or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.

If we were to be or become a PFIC, a U.S. Holder (as defined in “Taxation—United States Federal Income Tax Considerations—General”) may incur significantly increased United States income tax on gain recognized on the sale or other disposition of the ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules. Further, if we are a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares. You are urged to consult your tax advisor concerning the United States federal income tax consequences of acquiring, holding, and disposing of ADSs or ordinary shares if we are or become classified as a PFIC. For more information see “Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Considerations” and “—Passive Foreign Investment Company Rules.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that reflect our current expectations and views of future events. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” Known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

In some cases, you can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

•	our anticipated growth strategies;

•	our future business development, results of operations and financial conditions;

•	expected changes in our revenues and certain cost or expense items;

•	our ability to attract customers and further enhance our brand recognition; and

•	trends and competition in the industries in which we operate; and general economic and business conditions in the regions where we provide our solutions and services.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. Our actual results could be materially different from our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in “Prospectus Summary—Our Challenges,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business,” “Regulation” and other sections in this prospectus. You should thoroughly read this prospectus and the documents that we refer to with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements.

This prospectus contains certain data and information that we obtained from various government and private publications. Statistical data in these publications also include projections based on a number of assumptions. Our industries may not grow at the rate projected by market data, or at all. Failure of this market to grow at the projected rate may have a material and adverse effect on our business and the market price of our ADSs. In addition, the rapidly changing nature of the industries in which we operate results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our market. Furthermore, if any one or more of the assumptions underlying the market data is later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we refer to in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately $            , or approximately $            if the underwriters exercise their over-allotment option in full, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us. These estimates are based upon an assumed initial public offering price of $            per ADS, the midpoint of the price range shown on the front cover page of this prospectus. A $1.00 increase (or decrease) in the assumed initial public offering price of $            per ADS would increase (or decrease) the net proceeds to us from this offering by $            , assuming the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us.

The primary purposes of this offering are to create a public market for our shares for the benefit of all shareholders, retain talented employees by providing them with equity incentives, and obtain additional capital. We plan to use the net proceeds of this offering as follows:

•

approximately $30 million to repay (i) an aggregate of approximately MYR29.3 million of interest-free advances from MOL Global Singapore, which were advanced in connection with our acquisitions of Game Sultan, PaytoGo, NganLuong, Rixty, Uniwiz and Zest; and (ii) a portion of the MYR68 million outstanding as of December 31, 2013 under our revolving credit facility from MDV, which was incurred in connection with the expansion of our business in Malaysia, incurs interest at the rate of 7.25% per annum and is due in December 2015;

•

approximately $25 million to increase our beneficial ownership in our subsidiaries, MOL Thailand, Game Sultan, PaytoGo and MyCNX, as described under “Corporate History and Structure—Corporate Restructuring”; and

•	the balance for general corporate purposes, including funding potential acquisitions of complementary businesses and funding our ongoing working capital requirements.

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus. See “Risk Factors—Risks Related to this Offering and Our ADSs.” You must rely on the judgment of our management as to the use of the net proceeds from this offering, and such use may not produce income or increase our ADS price.

Pending any use described above, we plan to invest the net proceeds in short-term, interest-bearing, debt instruments or demand deposits.

We will not receive any of the proceeds from the sale of ADSs by the selling shareholders.

DIVIDEND POLICY

Our board of directors has complete discretion on whether to distribute dividends. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

We do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future after this offering.

We are an exempted company incorporated in the Cayman Islands with limited liability. We are a holding company and all of our operations are conducted through MOL AccessPortal, a company incorporated under the laws of Malaysia. We rely principally on dividends from our subsidiaries in Malaysia and other countries for our cash requirements, including any payment of dividends to our shareholders. Local regulations and contractual restrictions may restrict the ability of our subsidiaries to pay dividends to us.

The principal legislation governing the distribution of dividends of a Malaysian company is the Malaysian Companies Act 1965, or the CA. Under the CA, a Malaysian company is only permitted to pay dividends out of:

•	profits, if any, determined in accordance with Malaysian accounting standards and regulations; or

•	the share premium account, if any, if such dividends are satisfied by the issue of shares to members of the company.

If we pay any dividends, we will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Description of American Depositary Shares.” Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2013:

•	on an actual basis; and

•

on a pro-forma as adjusted basis to reflect the sale of              ordinary shares in the form of ADSs by us in this offering at an assumed initial public offering price of $             per ADS, the mid-point of the price range shown on the front cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of December 31, 2013
	Actual		As adjusted
	MYR (in millions)	$ (in millions)	MYR (in millions)	$ (in millions)
Total borrowings, including current portion(1)(2)	73.0	22.3
Equity:
Share capital, $1.00 par value: 1,000,000,000 ordinary shares authorized, ordinary shares issued and outstanding, actual; shares authorized, shares issued and outstanding, as adjusted	9.8	3.0
Non-distributable reserves	0.5	0.2
Retained earnings	24.1	7.3
Non-controlling interests	30.6	9.3

Total equity	65.1	19.7

Total capitalization(3)	138.1	42.0

(1)	Total borrowings included term loans and finance lease payables.

(2)	All of our borrowings as of December 31, 2013, were guaranteed by related parties and secured.

(3)	Total capitalization included total borrowings and total equity.

A $1.00 increase (decrease) in the assumed initial public offering price of $             per share, which is the midpoint of the range listed on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash, cash equivalents and short-term investments, additional paid-in capital, total equity and total capitalization by approximately $            , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase (decrease) of one million shares in the number of shares offered by us would increase (decrease) each of additional paid-in capital, total equity and total capitalization by approximately $            , assuming that the assumed initial offering price remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. The adjusted information discussed above is illustrative only and will adjust based on the actual initial offering price and other terms of this offering determined at pricing.

DILUTION

If you invest in our ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the net tangible book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.

Our net tangible book value as of March 31, 2013 was approximately MYR             ($            ) or MYR             ($            ) per ordinary share as of that date. Net tangible book value as of a date represents the amount of our total consolidated tangible assets, less the amount of our total consolidated liabilities, divided by the total number of ordinary shares outstanding as of such date. Dilution is determined by subtracting net tangible book value per ordinary share, after giving effect to the additional proceeds we will receive from this offering, from the assumed initial public offering price of $             per ordinary share, which is the mid-point of the price range set forth on the cover page of this prospectus adjusted to reflect the ADS-to-ordinary share ratio, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Without taking into account any other changes in such net tangible book value after December 31, 2013, other than to give effect to our issuance and sale of              ADSs in this offering, at an assumed initial public offering price of $             per ADS, the mid-point of the estimated public offering price range set forth in the cover page of this prospectus, and after deduction of underwriting discounts and commissions and estimated offering expenses payable by us (assuming the over-allotment option is not exercised), new investors in ADSs in this offering would be diluted by $            , or     %.

A $1.00 change in the assumed public offering price of $             per ADS would, in the case of an increase, increase and, in the case of a decrease, decrease our net tangible book value after giving effect to the offering by $             million, the net tangible book value per ordinary share and per ADS after giving effect to this offering by $             per ordinary share and per ADS and the dilution in net tangible book value per ordinary share and per ADS to new investors in this offering by $             per ordinary share and per ADS, assuming no change to the number of ADSs offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

EXCHANGE RATE INFORMATION

A substantial portion of our operations are conducted in Malaysia, a significant amount of our revenues are denominated in MYR and our consolidated financial statements are presented in MYR. This prospectus contains translations of MYR amounts into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise noted, all translations from MYR to U.S. dollars and from U.S. dollars to MYR in this prospectus were made at a rate of MYR3.2770 to $1.00, the noon buying rate in The City of New York for cable transfers of MYR as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2013. We make no representation that any MYR or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or MYR, as the case may be, at any particular rate, at the rates stated below, or at all. The Malaysian government imposes control over its foreign currency reserves in part through direct regulation of the conversion of MYR into foreign exchange and through restrictions on foreign trade. On April 11, 2013, the noon buying rate was MYR3.2350 to $1.00.

The following table sets forth, for the periods indicated, information concerning exchange rates between the Malaysian Ringgit and the U.S. dollar based on the noon buying rate in New York City as certified for customs purposes by the Federal Reserve Bank of New York. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this prospectus or will use in the preparation of our periodic reports or any other information to be provided to you.

	Noon Buying Rate
Period	Period End	Average(1)	Low	High
	(MYR per U.S. Dollar)
2008	3.4500	3.3324	3.1345	3.6380
2009	3.4220	3.5196	3.3560	3.7260
2010	3.0820	3.2129	3.0820	3.4420
2011	3.1690	3.0558	2.9370	3.2090
2012	3.0570	3.0751	2.9940	3.1980
2013	3.2770	3.1686	2.9620	3.3330
October	3.1550	3.1734	3.1335	3.2320
November	3.2230	3.1961	3.1700	3.2290
December	3.2770	3.2491	3.2025	3.2960
2014
January	3.3450	3.3028	3.2600	3.3450
February	3.2760	3.3068	3.2680	3.3450
March	3.2630	3.2801	3.2565	3.3070
April (through April 11, 2014)	3.2350	3.2537	3.2220	3.2810

Source: Federal Reserve Bank of New York

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated in the Cayman Islands in order to take advantage of certain benefits associated with being a Cayman Islands exempted company, such as:

•	political and economic stability;

•	an effective judicial system;

•	a favorable tax system;

•	the absence of exchange control or currency restrictions; and

•	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include:

•	the Cayman Islands has a less developed body of securities laws as compared to the United States and provides significantly less protection to investors; and

•	Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Our constituent documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

A majority of our operations are conducted in Malaysia, and a majority of our assets are located in Malaysia. A majority of our directors and executive officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed                     , located at                      as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

We have been informed by our counsel as to the laws of the Cayman Islands, Maples and Calder, that the United States and the Cayman Islands do not have a treaty providing for reciprocal recognition and enforcement of judgments of U.S. courts in civil and commercial matters and that a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon the U.S. federal securities laws, would not be automatically enforceable in the Cayman Islands. We have also been advised by Maples and Calder that a final and conclusive judgment obtained in U.S. federal or state courts under which a sum of money is payable as compensatory damages (i.e., not being a sum claimed by a revenue authority for taxes or other charges of a similar nature by a governmental authority, or in respect of a fine or penalty or multiple or punitive damages) may be the subject of an action on a debt in the Supreme Court of the Cayman Islands under the common law doctrine of obligation. This type of action should be successful upon proof that the sum of money is due and payable, without having to prove the facts supporting the underlying judgment, as long as:

•	the court that gave the judgment was competent to hear the action in accordance with private international law principles as applied by the courts in the Cayman Islands; and

•

the judgment was not contrary to public policy in the Cayman Islands, was not obtained by fraud or in proceedings contrary to the natural justice of the Cayman Islands, and was not based on an error in Cayman Islands law.

A Cayman Islands court may impose civil liability on us or our directors or officers in a suit brought in the Supreme Court of the Cayman Islands against us or these persons with respect to a violation of U.S. federal securities laws, provided that the facts surrounding any violation constitute or give rise to a cause of action under Cayman Islands law.

Wong and Partners, our counsel as to Malaysian law, has advised us that the United States and Malaysia do not have a treaty providing for reciprocal recognition and enforcement of judgments of United States courts and such judgments would not be automatically enforceable in Malaysia.

Therefore, a litigant who obtains a final and conclusive judgment in the United States for monetary compensation will need to bring a common law action in a Malaysian court to enforce the judgment as an action on a debt. To bring such an action, it must first be determined whether the Malaysian court has jurisdiction to determine the dispute and hand down the judgment. The factors that will be taken into consideration when determining jurisdiction are where the cause of action arose, where the relevant facts occurred and where the defendant(s) resides or has his / her place of business.

Assuming that the Malaysian court has jurisdiction, this type of action should generally be successful without having to re-litigate the merits of the case unless it is established that:

•	the court that gave the judgment had no jurisdiction to hear the action; or

•	the judgment was contrary to public policy in Malaysia, was obtained by fraud or in proceedings contrary to the natural justice of Malaysia.

There is therefore uncertainty as to whether Malaysian courts will recognize and enforce all or any judgments of United States courts against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

There is also uncertainty as to whether Malaysian courts will entertain original actions brought against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

CORPORATE HISTORY AND STRUCTURE

MOL Global, Inc. was incorporated on February 20, 2014 by our shareholder, MOL Global Singapore, which is controlled by our major shareholder, Tan Sri Dato’ Seri Vincent Tan, who will remain our major shareholder following this offering. All of our operations are conducted through MOL AccessPortal, a company incorporated under the laws of Malaysia.

Significant milestones in our development include the following:

2000

•	MOL AccessPortal was incorporated in Malaysia under the name of Superior World Sdn. Bhd.

•	Entities controlled by Tan Sri Dato’ Seri Vincent Tan invested in MOL AccessPortal acquiring a 60% interest.

2001

•	MOLPoints was launched in Malaysia.

2002

•	We obtained approval from BNM to operate our MOLPoints micropayments system.

•	MOL AccessPortal was converted into a public company, and adopted the name MOL AccessPortal Bhd.

2003

•	MOL AccessPortal was listed on the MESDAQ Market of the Malaysian Stock Exchange.

2008

•	MOL AccessPortal Bhd. was privatized and delisted from the MESDAQ Market of the Malaysian Stock Exchange.

•	We established MOL AccessPortal Pte. Ltd. and launched MOLPoints in Singapore.

•	We rolled out MOLReloads at 7-Eleven convenience stores in Malaysia.

2009

•

We established MOL AccessPortal Co., Ltd., or MOL Thailand, which acquired Funloader, an online gaming distribution platform in Thailand, in exchange for a 45.45% interest in MOL Thailand being issued to Pactolus Co. Ltd. and we launched MOLPoints in Thailand.

2010

•	We formed a partnership with Facebook, pursuant to which Facebook began to accept MOLPoints as payment for Facebook credits.

•	We launched MOLReloads in Thailand.

2011

•	We acquired 100% of Uniwiz Trade Sales, Inc., or Uniwiz, which operates LoadCentral, a pre paid payment platform in the Philippines, and launched MOLPoints in the Philippines.

•	We launched MOLPoints in Indonesia.

•

We subscribed for additional shares of MOL Thailand to increase our equity interest to 49% and MOL Thailand applied the proceeds to acquire 100% of Zest Interactive Co. Ltd., or Zest, a distributor of online games and games accessories.

•	We established MOLPay Sdn. Bhd., which acquired NBePay, an e-commerce payment service, from Netbuilder (M) Sdn. Bhd. in exchange for a 49% interest in MOLPay Sdn. Bhd.

2012

•

Malaysian Electronic Clearing Corporation Sdn. Bhd., or MyClear, a wholly-owned subsidiary of BNM, appointed MOLPay Sdn. Bhd. as a third party (non-bank) acquirer for MyClear’s Financial Process Exchange, or FPX, and Direct Debit services.

•

We acquired 65% of Ocash Pty Ltd, a payment service provider specialized in online game credits in Australia and New Zealand, which we renamed MOL AccessPortal Pty Ltd. and launched MOLPoints in Australia and New Zealand.

•	We acquired 54.2% of Rixty, Inc., or Rixty, an online payment solution provider based in the United States that has a presence in Brazil, and launched MOLPoints in the United States and Brazil.

•

We acquired approximately 80% of MyCNX Holdings (M) Sdn. Bhd., which operates MMOG.asia, our online games portal which, at the time of the acquisition, operated localized games portals for Malaysia and Thailand.

2013

•

We acquired 70% of MOL Turkey Bilgi Sistemleri Yayincilik Gida ve Tekstil Sanayi Ticaret Anonim Sirketi, or PaytoGo, a mobile payment service provider, and 70% of Sihirli Kule Bilgi Sistemleri Ltd., or Game Sultan, a micropayment system, each of which serves the Turkish markets.

•	We acquired AyoPay, an Indonesian payment service provider that specializes in online distribution of game credits.

•	We acquired 50% of Nganluong Joint Stock Company, or NganLuong, which provides online payment services and launched MOLPoints in Vietnam.

•	We launched our localized portal for MMOG.asia in Indonesia.

2014

•	His Royal Highness Sultan Ibrahim of the State of Johor acquired a 15% interest in MOL AccessPortal from MOL Global Singapore for $120 million.

•	We signed an agreement with InComm APAC Pte. Ltd., or InComm, to roll out point-of-sale-activated, or POS-activated, cards in Malaysia.

Corporate Restructuring and Other Transactions

In anticipation of the offering, MOL Global Singapore incorporated the Issuer under the laws of the Cayman Islands on February 20, 2014. The Issuer is a holding company with no operations. All of our operations are conducted through MOL AccessPortal, a company incorporated under the laws of Malaysia. We intend to undertake a corporate restructuring and certain other transactions, prior to completion of the offering:

•

His Royal Highness Sultan Ibrahim of the State of Johor intends to contribute all of the ordinary shares of MOL AccessPortal to the Issuer, in exchange for              ordinary shares of the Issuer, representing a         % interest in the Issuer on a post-restructuring basis.

•

MOL Global Singapore intends to distribute              ordinary shares of the Issuer, representing an approximate         % interest in the Issuer on a post-restructuring basis, to its existing shareholders as a dividend in specie.

•

We intend to increase our 49% interest in MOL Thailand to an effective         % interest by acquiring an indirect         % interest in MOL Thailand, in exchange for              ordinary shares of the Issuer, representing a         % interest in the Issuer on a post-restructuring basis, and $            .

•

We intend to acquire the remaining equity interest of approximately 20% in MyCNX that we do not already own in exchange for              ordinary shares of the Issuer, representing an approximate         % interest in the Issuer on a post-restructuring basis, and $            .

•

We intend to issue              ordinary shares of the Issuer, representing an approximate         % interest in the Issuer on a post-restructuring basis, to Javelin Venture Partners in consideration of the cancellation of a convertible promissory note jointly issued to Javelin by MOL Global Singapore and MOL AccessPortal in October 2012.

•

MOL Investments Pte. Ltd. intends to grant conditional call options over              ordinary shares of the Issuer, representing a         % interest in the Issuer on a post-restructuring basis, which call options shall only be exercisable post-listing, to certain employees, officers and/or directors of our company or our shareholders and/or affiliates, which will entitle these individuals to purchase ordinary shares of the Issuer from MOL Investments Pte. Ltd. at a fixed price.

•	We intend to acquire an additional 30% interest in each of Game Sultan and PaytoGo, in each case increasing our stake to 100%, in exchange for $ .

Corporate Structure

The following diagram illustrates our corporate structure, including our beneficial interests in our principal operating subsidiaries, as of the date of this prospectus:(1)

(1)	The shareholding of MOL Global, Inc. is presented as if the reorganization, which is currently in progress, had been completed. The ownership interests in MOL Thailand, PaytoGo, Game Sultan and MyCNX are presented as if the reorganization, which is currently in progress, had been completed.

(2)	MOL Global Pte. Ltd. is 11.63% owned by our Chief Executive Officer, Ganesh Kumar Bangah and 88.37% owned by our major shareholder, Tan Sri Dato’ Seri Vincent Tan, and his affiliates.

The following diagram illustrates our corporate structure, including our beneficial interests in our principal operating subsidiaries, upon completion of this offering assuming no exercise of the over-allotment option:(1)

(1)	The ownership interests in MOL Thailand, PaytoGo, Game Sultan and MyCNX are presented as if the reorganization, which is currently in progress, had been completed.

(2)	MOL Global Pte. Ltd. is 11.63% owned by our Chief Executive Officer, Ganesh Kumar Bangah and 88.37% owned by our major shareholder, Tan Sri Dato’ Seri Vincent Tan, and his affiliates.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

The following selected consolidated statements of profit or loss data for the years ended December 31, 2011, 2012, and 2013, selected consolidated statements of financial position data as of December 31, 2011, 2012, and 2013 and selected consolidated statements of cash flow data for the years ended December 31, 2011, 2012, and 2013 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board. Our selected consolidated financial data also includes adjusted EBITDA, which is a non-IFRS measure that is not required by, or presented in accordance with, IFRS, but is included because we believe it is indicative of our operating performance and used by investors and analysts to evaluate companies in our industry. Our historical results are not necessarily indicative of results expected for future periods. You should read this Selected Consolidated Financial and Operating Data section together with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	For the year ended December 31,
	2011	2012	2013
	(MYR in millions)
Selected Consolidated Statements of Profit or Loss
Revenue	63.2	95.6	171.5
Direct cost and other ancillary expenses	(32.0)	(48.2)	(70.0)
Employee benefits expenses	(10.2)	(16.5)	(31.0)
Depreciation and amortization expenses	(3.6)	(6.9)	(20.6)
Marketing, advertising and promotion expenses	(1.2)	(1.8)	(8.3)
Communication and travelling expenses	(2.4)	(3.0)	(5.7)
Office related expenses	(1.9)	(2.4)	(3.9)
Other operating expenses	(2.8)	(3.8)	(6.7)

Profit from operations	9.1	12.9	25.4
Other income	3.0	0.9	2.5
Non-operating expenses	—	(1.6)	(3.0)
Finance costs	(2.7)	(2.9)	(5.1)
Share of results of associates	1.0	(0.0)	(0.0)

Profit before tax	10.4	9.4	19.8
Income tax expense	(2.2)	(3.4)	(1.2)

Profit for the year	8.2	6.0	18.7
Profit for the year attributable to owners of the company:	8.2	4.7	12.0
Profit for the year attributable to non-controlling interests:	(0.1)	1.3	6.7

	For the year ended December 31,
	2011	2012	2013
	(MYR in millions)
Selected Consolidated Statements of Financial Position Data
Cash and cash equivalents	5.4	32.1	49.7
Total current assets	60.3	97.4	127.0
Intangible assets	21.1	62.4	138.9
Total assets	92.1	174.3	282.9
Total current liabilities	70.8	124.5	204.7
Total liabilities	71.1	134.5	217.9

	For the year ended December 31,
	2011	2012	2013
	(MYR in millions)
Selected Consolidated Statements of Cash Flows Data
Net cash (used in)/from operating activities	(3.3)	23.9	54.0
Net cash used in investing activities	(12.5)	(3.3)	(60.6)
Net cash from financing activities	18.0	6.3	27.3
Net increase in cash and cash equivalents	2.1	27.0	20.7
Cash and cash equivalents at beginning of year	3.2	5.4	32.1
Effect on exchange rate changes	0.1	(0.3)	(3.0)
Cash and cash equivalents at end of year	5.4	32.1	49.7

	As of and for the year ended December 31,
	2011	2012	2013
Selected Operating Data
Volume (MYR in millions)
MOLPoints(1)	175.3	371.8	589.3
MOLReloads(2)	923.6	1,063.5	1,214.0
MOLPay(3)	18.0	68.1	144.3
MMOG.asia(4)(5)	29.1	27.4	32.2

MOLPoints active paying users(6) (number)	395,185	714,498	1,245,627
MOLPoints transactions (number)	7,561,340	9,089,171	16,120,472
MOLPoints AVPPU(7) (MYR)	374.0	431.6	393.0

MOLReloads active retailers(8) (number)	40,076	32,239	37,204
MOLPay online merchants (number)	916	1,205	3,455
MMOG.asia active paying users(4)(8)(9) (number)	116,120	107,264	110,826
MMOG.asia AVPPU(4)(9)(10) (MYR)	250.5	255.0	290.9

Notes:

(1)	MOL Points volume is the total retail value of content purchased through redemption of vouchers for games and other digital content provided by content providers using MOL Points during the period. Volume comprises (i) volume from registered members, which is the total volume of content purchased through redemptions of MOLPoints in registered MOLPoints accounts during a period; and (ii) direct purchase volume, which is the total volume of content purchased through redemptions of MOLPoints vouchers, and vouchers provided by content providers, directly from content providers during a period.

(2)	MOLReloads volume is the total retail value of pre-paid mobile airtime distributed by MOLReloads during a period.

(3)	MOLPay volume is the total value of payments processed by MOLPay during a period.

(4)	We acquired approximately 80% equity interest in MyCNX, which operates MMOG.asia, in November 2012. The information presented for MMOG.asia as of and for the year ended December 31, 2011 and 2012 includes the period prior to the acquisition. The actual volume for MMOG.asia for the period after the acquisition in 2012 was MYR3.0 million.

(5)	MMOG.asia volume is the total retail value of content sold by MMOG.asia during a period.

(6)	MOLPoints active paying users is the number of unique MOLPoints accounts that have been used to purchase or redeem MOLPoints during the preceding twelve month-period.

(7)	MOLPoints average volume per paying user, or AVPPU, is equal to volume from registered members for a period divided by the number of active paying users as of the end of the period.

(8)	MOLReloads active retailers is the total of number of MOLReloads terminals in Malaysia and Thailand as of the end of the period, in each case which have sold at least one MOLReloads e-voucher during the preceding twelve months, and the number of individual distributors in the Philippines as of the end of the period, who have sold at least one MOLReloads e-voucher during the preceding month.

(9)	MMOG.asia active paying users is the number of unique MMOG.asia accounts that have been used to purchase game points on MMOG.asia during the preceding twelve-month period.

(10)	MMOG.asia average volume per paying user, or AVPPU, is equal to total volume for a period divided by the number of active paying users as of the end of the period.

Adjusted EBITDA

We present adjusted EBITDA, which is a non-IFRS financial measure. You should not consider adjusted EBITDA as a substitute for or superior to net profit prepared in accordance with IFRS. Furthermore, because adjusted EBITDA is not determined in accordance with IFRS, it is susceptible to varying calculations and may not be comparable to other similarly titled measures presented by other companies. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

We present adjusted EBITDA as a supplemental performance measure because we believe that it facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by the age and book depreciation of fixed assets (affecting relative depreciation and amortization expenses), changes in foreign exchange rates that impact financial assets and liabilities denominated in currencies other than our functional currency (affecting unrealized gain on foreign exchange and realized gain/(loss) on foreign exchange), variations in capital structures (affecting interest income and interest expenses) provision for impairment loss on trade and other receivables, share of results of operation of associates, effect of remeasurement of equity interest in associates) as a result of the consolidation of our Thailand business such that it is deemed a subsidiary instead of an associate, and tax positions (affecting income tax expenses) (such as the impact on periods or companies of changes in effective tax rates). In addition, adjusted EBITDA excludes inventory and intangible assets written off and the non-cash impact of changes in the fair value of derivative, that, in each case, we do not believe reflect the underlying performance of our business.

Some limitations of adjusted EBITDA are:

•	adjusted EBITDA does not reflect income tax payments that may represent a reduction in cash available to us;

•	adjusted EBITDA does not include other income, other expense and foreign exchange gains and losses; and

•	adjusted EBITDA excludes depreciation and amortization and although these are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future.

The following table reconciles adjusted EBITDA to profit for the year.

	For the year ended December 31,
	2011	2012	2013
	(MYR in millions)
Profit for the year	8.2	6.0	18.7
Plus:
Total depreciation and amortization	3.6	6.9	20.6
Impairment loss on trade and other receivables	0.2	—	0.5
Share of results of associates	(1.0)	0.0	0.0
Inventory written off	—	—	0.7
Intangible assets written off	—	—	0.1
Unrealized gain on foreign exchange	—	—	(0.4)
Realized (gain)/loss on foreign exchange	(0.8)	(0.7)	0.2
Effect of remeasurement of equity interest in associates	—	1.6	—
Derivative fair value adjustment	—	—	3.0
Interest income	(0.0)	(0.4)	(0.8)
Interest expense	2.7	2.9	5.1
Income tax expense	2.2	3.4	1.2
Adjusted EBITDA	15.1	19.7	48.9

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled “Selected Consolidated Financial Data” and our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

We are the largest alternative payment facilitator for online digital goods and services in Southeast Asia, according to Frost & Sullivan. We operate a payments platform that facilitates online and mobile commerce for consumers in emerging and other markets by providing a vast network of payment channels that accept payment using cash and online methods. Our physical distribution network comprises more than 920,000 physical locations in 13 countries across four continents where we maintain a local presence as of March 31, 2014 and physical locations in other countries where we have relationships with aggregators that distribute our products through channels with which they have relationships. We also have mobile and electronic distribution channels that accept major credit cards and online banking from 94 banks globally as of March 31, 2014. Our primary product is our MOLPoints micropayment system, which sells payment credits that can be used by consumers to purchase online game credits and other digital content, including Facebook Game Cards. We also operate MOLReloads, a distribution network that distributes prepaid mobile airtime and digital content; MOLPay, a payments solution for online merchants; and MMOG.asia, an online games portal. We plan to launch MOLWallet, an online and mobile payment processing and money transfer system in Malaysia in 2014. Our products provide various opportunities to acquire and retain customers and their payment credentials, which present cross-selling opportunities for our existing and future solutions. Our user base consists of both registered and unregistered users.

MOLPoints can be used to purchase credits that can be used in thousands of online games and other digital content, from over 450 content providers as of March 31, 2014. We operate in markets that are largely cash-based and offer consumers the opportunity to purchase MOLPoints in cash through our physical distribution network, which comprises chain operators such as 7-Eleven, individual retailers such as cybercafés, and aggregators such as e-pay. Our physical distribution network for MOLPoints includes our MOLReloads distribution network in Malaysia, the Philippines and Thailand. In addition, MOLPoints are available for purchase using credit cards, through online banking and at electronic kiosks in retail locations. We currently operate local websites for MOLPoints, or equivalent products for local markets, in 13 countries, namely Malaysia, Thailand, Turkey, the Philippines, Singapore, Indonesia, India, the United States, Australia, Brazil, Taiwan, Vietnam and New Zealand.

MOLReloads distributes electronic vouchers, or e-vouchers, for pre-paid mobile airtime and digital content including MOLPoints. Consumers can purchase prepaid mobile airtime for most major mobile service providers in Malaysia, the Philippines and Thailand through our MOLReloads distribution network, which comprises chain operators, including more than 1,500 7-Eleven convenience stores as of March 31, 2014, cybercafés and bookstores, and in the Philippines, individual distributors who distribute e-vouchers through mobile phones. In January 2014, we entered into an agreement with InComm, a provider of pre-paid products, services and transaction technologies, pursuant to which we plan to distribute point-of-sale activated, or POS-activated, pre-paid gift cards through our MOLReloads distribution network.

MOLPay is an integrated payments solution for online merchants, which offers cash, online banking and credit card payment processing options for their consumers. MOLPay is currently offered in Malaysia and Vietnam, and we expect to launch MOLPay in Indonesia in 2014. MOLPay has an agreement with MyClear, a subsidiary of BNM, to serve as a third party (non-bank) acquirer for e-commerce. In addition to online banking and credit card payment, MOLPay has agreements with various distribution partners for collecting payments at more than 22,000 additional physical cash payment points in Malaysia, Singapore and Indonesia, including at 7-Eleven and other convenience stores, cybercafés and petrol stations, which are in the process of being rolled out in 2014. We own 51% of MOLPay Sdn. Bhd., which operates MOLPay. As of March 31, 2014, consumers could use MOLPay to make purchases from 3,455 online merchants.

MOLWallet is our planned account-based online and mobile payment processing and money transfer system that is designed to effectively replace a physical wallet using a mobile phone. Account holders will be able to pay for digital and physical retail goods and services, pay third party bills, reload pre-paid accounts for mobile airtime and other mobile applications as well as perform peer-to-peer money transfers through a convenient, secure and intuitive online or mobile interface with multiple payment methods. MOLWallet uses technology that was developed by NganLuong Joint Stock Company, or NganLuong, an online payments solutions provider based in Vietnam that we acquired in 2013. We plan to launch MOLWallet in Malaysia in 2014.

MMOG.asia is an online games portal that operates licensed games in Southeast Asia, including through localized portals operated in local languages for Malaysia, Thailand and Indonesia. MMOG.asia accepts MOLPoints to purchase game credits for games that it operates. We acquired MyCNX, which operates MMOG.asia, in November 2012.

Segments

For management purposes, our business is organized into five segments, as follows:

•	MOLPoints, which includes revenue derived from the sale of online MOLPoints vouchers;

•	MOLReloads, which includes revenue derived from the electronic distribution of pre-paid airtime and PINs through our MOLReloads distribution network;

•	MOLPay, which includes revenue derived from the provision of an online payment solution that online merchants use to collect payments from consumers;

•	MMOG.asia, which includes revenue derived from the sale of game pins or game points to consumers who play games on MMOG.asia; and

•

Others, which primarily includes income derived from the sale of internet media products, including promotional services that we provide to games publishers and the sale of electronic related services, including the provision of technology outsourcing services to BLoyalty Sdn. Bhd., a company that is controlled by our major shareholder, Tan Sri Dato’ Seri Vincent Tan.

Key Measures of Operating Performance

Our management monitors the financial and operating performance of MOLPoints, MOLReloads, MOLPay and MMOG.asia on the basis of the measures described below.

MOLPoints

The following table sets forth our key operating measures for MOLPoints as of and for the years ended December 31, 2011, 2012 and 2013.

	As of and for the year ended December 31,
	2011	2012	2013
Registered Members (number)
Malaysia	885,514	1,193,669	1,458,520
Southeast Asia (other than Malaysia)(1)	391,073	986,655	1,383,215
Turkey	—	—	526,121
Rest of the world	199,325	611,450	1,076,030
Total registered members	1,475,912	2,791,774	4,443,886

Active paying users (number)	395,185	714,498	1,245,627

	As of and for the year ended December 31,
	2011	2012	2013
Volume (MYR in millions)
Volume from registered members	147.8	308.3	489.6
Direct purchase volume	27.5	63.4	99.8
Total volume	175.3	371.8	589.3
Malaysia	136.0	187.7	214.5
Southeast Asia (other than Malaysia)(1)	34.5	178.6	265.4
Turkey	—	—	86.6
Rest of the world	4.8	5.5	22.8
Total volume	175.3	371.8	589.3

Transactions (number)
Transactions by registered members	7,319,815	8,639,866	14,940,481
Transactions through direct purchase	241,525	449,305	1,179,991
Total transactions	7,561,340	9,089,171	16,120,472

AVPPU (MYR)	374.0	431.6	393.0

Note:

(1)	Includes Thailand, the Philippines, Singapore, Indonesia, and Vietnam.

Registered members.    MOLPoints registered members is the number of MOLPoints accounts that have been registered as of the end of a period.

Active paying users.    Active paying users is the number of unique MOLPoints accounts that have been used to purchase or redeem MOLPoints during the preceding twelve month period.

Volume.    MOLPoints volume is the total retail value of content purchased through redemption of vouchers for games and other digital content provided by content providers using MOLPoints during the period. Volume comprises (i) volume from registered members, which is the total volume of content purchased through redemptions of MOLPoints in registered MOLPoints accounts during a period; and (ii) direct purchase volume, which is the total volume of content purchased through redemptions of MOLPoints vouchers and vouchers provided by content providers, directly from content providers during a period.

Transactions.    Transactions is the number of unique purchases of MOLPoints, in any volume, during a period.

AVPPU.    Average volume per paying user, or AVPPU, is equal to volume from registered members for a period divided by the number of active paying users as of the end of the period.

MOLReloads

The following table sets forth our key operating measures for MOLReloads for the years ended December 31, 2011, 2012 and 2013.

	As of and for the year ended December 31,
	2011	2012	2013
Active retailers (number)
Malaysia	1,689	1,787	1,930
Philippines	38,387	30,452	35,151
Thailand	—	—	123
Total active retailers	40,076	32,239	37,204

Volume (MYR in millions)
Malaysia	852.8	991.8	1,123.5
Philippines	70.7	71.8	88.3
Thailand	—	—	2.2
Total volume	923.6	1,063.5	1,214.0

Active retailers.    Active retailers is the total of the number of MOLReloads terminals in Malaysia and Thailand as of the end of the period, in each case which have sold at least one MOLReloads e-voucher during the preceding twelve months, and the number of individual distributors in the Philippines as of the end of the period, which have sold at least one MOLReloads e-voucher during the preceding month. MOLReloads’ active retailers in the Philippines decreased 20.7% to 30,452 as of December 31, 2012 from 38,387 as of December 31, 2011 primarily because a group of retailers left the MOLReloads distribution network in 2012 to launch a competing distribution network. Some of these retailers subsequently returned to our network in 2013.

Volume.    MOLReloads volume is the total retail value of pre-paid mobile airtime distributed by MOLReloads during a period.

MOLPay

The following table sets forth our key operating measures for MOLPay for the years ended December 31, 2011, 2012 and 2013.

	As of and for the year ended December 31,
	2011	2012	2013
Online merchants (number)
Malaysia	916	1,205	1,109
Vietnam	—	—	2,346
Total online merchants	916	1,205	3,455

Volume (MYR in millions)
Malaysia	18.0	68.1	65.0
Vietnam	—	—	79.2
Total volume	18.0	68.1	144.3

Online merchants.    Online merchants refers to the number of online merchants in Malaysia and Vietnam that accepted MOLPay as a payment option as of the end of the period.

Volume.    MOLPay volume refers to the total payments processed by MOLPay during the year.

MMOG.asia

The following table sets forth our key operating measures for MMOG.asia for the years ended December 31, 2011, 2012 and 2013.

	As of and for the year ended December 31,
	2011(1)	2012(1)	2013
Active paying users (number)	116,120	107,264	110,826
AVPPU (MYR)	250.5	255.0	290.9
Volume (MYR in millions)	29.1	27.4	32.2

Note:

(1)	We acquired our equity interest of approximately 80% in MyCNX, which operates MMOG.asia, in November 2012. The information presented as of and for the year ended December 31, 2011 is based on MMOG.asia’s operations prior to the acquisition. The information presented for as of and for the year ended December 31, 2012 is based on a full year of MMOG.asia’s operations, including the period prior to the acquisition.

Active paying users.     MMOG.asia active paying users is the number of unique MMOG.asia accounts that have been used to purchase game points on MMOG.asia during the preceding twelve month period.

AVPPU.     Average volume per paying user, or AVPPU, is equal to total volume for a period divided by the number of active paying users as of the end of the period.

Volume.     MMOG.asia volume is the total retail value of content sold by MMOG.asia during a period.

Factors Affecting our Results of Operations

The significant factors that affect our results of operations include the following.

Developments within the online and mobile digital content industry

Our segment revenue from each of MOLPoints and MMOG.asia is affected by the overall demand for game credits in the markets in which we operate, which is in turn affected by developments within the online and mobile gaming industry. The following are certain key factors which affect the online and mobile gaming industry:

•

Launch of new games and release of enhancements.     As of March 31, 2014, MOLPoints can be used to purchase game credits and other digital content, including thousands of online games, provided by more than 450 content providers, and MMOG.asia operates 18 licensed online games. The volume of MOLPoints that we sell is significantly affected by the number of new games launched by content providers, the popularity of new and existing games and our ability to develop and maintain relationships with content providers. Similarly, MMOG.asia’s success is significantly affected by the number of games launched on MMOG.asia and their popularity.

•

Game monetization.     The vast majority of MOLPoints are redeemed by consumers to purchase virtual goods within online games, while MMOG.asia earns revenue from the sale of in-game items and virtual goods to game players. In addition, most of MMOG.asia’s games accept MOLPoints to purchase game credits. The extent to which players choose to pay for virtual goods in games is driven by the ability of our content provider partners, including MMOG.asia, to create content and virtual goods that enhance the game-play experience.

•

Marketing expenditure.     Although we acquire most of our users through unpaid channels and through our game merchants websites, we also utilize advertising and user acquisition and retention programs, such as promotions and gaming contests, to grow and retain our user base. The amount, cost and effectiveness of such activities are factors that affect our operating results.

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The adoption of mobile games.     In recent years there has been an increasing shift to mobile gaming whereby users play online games using mobile devices. Our results of operations will be significantly affected by the extent to which mobile game players purchase online game credits and our ability to adapt to the mobile gaming environment. In particular, the relative success of mobile games launched by our content provider partners, including MMOG.asia, and our ability to monetize mobile games and their users, including through mobile carrier billing arrangements, will significantly affect our results of operations.

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Global games and global games platforms.     In recent years, global games have accounted for an increasing share of the online games market, largely due to the availability of increased internet bandwidth and global games platforms. Relative to our MOLPoints business as a whole, our revenue sharing arrangements for global games (other than global games operated on global platforms) tend to be more favorable but our revenue sharing arrangements for games operated on global platforms tend to be less favorable. The increasing adoption of global games and global games platforms may significantly affect our results of operations.

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New forms of digital content.     Digital content other than games is expected to account for an increasing share of the overall market for digital content. In particular, the rise of mobile chat applications has led to an increase in the use of emoticons. For example, LINE uses our payment services on a non-exclusive basis to monetize its chat services in Thailand. LINE is an application for instant messaging on smartphones and personal computers, which allows users to exchange text messages, graphics, video and audio media, make free VoIP calls and hold free audio and video conferences. The adoption of these and other similar forms of digital content, and the adoption of our payment services in connection with the marketing of such digital content may significantly affect our result of operations.

Developments in the payments industry

Our segment revenue from each of MOLPoints, MOLReloads and MOLPay is affected by developments in the payments industry. The factors below are certain key factors which affect the payments industry:

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The relative use of cash and electronic payment systems in the markets in which we operate.     Changes in the number of transactions using cash as a means of payment is an important variable affecting our revenues. Many of our users do not readily have access to credit card, debit card or bank transfer services, and require alternative methods for payment for online products and services. For example, the credit card penetration rate in 2013 was 16.7% in Malaysia, 7.8% in Thailand, 16.9% in Turkey, 5.0% in the Philippines, 1.5% in Vietnam and 2.6% in Indonesia, according to Frost & Sullivan. Our physical distribution network, which includes convenience stores, cybercafés, bookstores and other retail stores, provide access to e-commerce for such users by facilitating cash payments. In 2011, 2012 and 2013, cash payments accounted for 64.5%, 65.2% and 55.3% of transactions conducted by our user community on our platform. If the use of cash as a means of payment declines in our key markets, we would be exposed to greater competition from competitors that primarily provide electronic payment solutions and our profit margin would be adversely affected by the fees we are required to pay to financial institutions in connection with electronic payments, each of which would adversely affect our results of operations.

•

Adoption of alternative payment structures.     The volume of online transactions has grown considerably and continues to grow, while limited credit card penetration in emerging markets has resulted in proliferation of alternative methods of payment. According to Frost and Sullivan, cash based payments account for a majority of payments for e-commerce transactions in a number of our markets. We believe that growth in online transactions and alternative payment methods will be an important driver to increase the number of potential content providers and merchants for which we can offer payment services and the potential number of users of MOLPoints, MOLPay and MOLWallet, the latter of which we plan to launch in Malaysia in 2014. We expect payment volumes from online transactions and alternative payment methods to increase significantly in the coming years.

•

The fees we pay to financial institutions in connection with our payment processing operations.     We rely on banks or other payment processors to process transactions, and we pay fees for this service. From time to time, payment card networks have increased, and may increase in the future, the interchange fees and assessments that they charge for each transaction using one of their cards. We may not be able to pass on all of the increases in interchange fees or debit network fees along to our online merchants, if at all. The extent to which we are able to pass any increases in fees on to customers could impact our profit margins.

Our distribution network and merchant network and arrangements with content providers and mobile airtime providers

Our results of operations are affected by our ability to continue to build out our distribution and merchant networks and our arrangements with digital content providers and telecommunications service providers. Our physical distribution network includes more than 920,000 physical locations in 13 countries where we maintain a local presence, and other locations in countries where we do not maintain a local presence but have indirect relationships with physical distribution locations. Currently, we provide payment services for customers of more than 450 content providers through MOLPoints, 23 telecommunications service providers through MOLReloads, and more than 3,400 online merchants through MOLPay. We are working aggressively to grow our merchant base in Malaysia while extending organically into Singapore and Indonesia. We have expanded into various other countries by acquiring an existing distribution network rather than developing one organically. Our distribution network is a key factor that affects our ability to reach consumers and attract content providers, telecommunications service providers and online merchants to our platform.

Our agreements with digital content providers and telecommunications service providers are either on a purchase basis, which means that we purchase digital content and mobile airtime at a discount for resale, or a fulfillment basis, which means that we sell digital content or mobile airtime on behalf of the digital content or telecommunications service provider in exchange for a commission or service fee based on the value of digital content or mobile airtime purchased by consumers using MOLPoints, among other factors. MOLPoints’ revenue sharing arrangements with content providers typically provide for MOLPoints’ share to be 20% of volume, but this share can vary depending on local market practice, the content provider, and the content. MOLReloads’ discounts and commissions from telecommunications service providers are typically between 5% and 11% of volume for purchase agreements and less than 1% of volume for fulfillment agreements. Our telecommunications service providers may from time to time change our revenue sharing arrangements for MOLReloads. For example, in 2012 certain telecommunications service providers in Malaysia reduced our revenue share as a result of increases in volume, which had the effect of reducing our revenues even though volume had increased. Our distribution network and distribution costs are significant factors affecting our results of operations.

Expansion into new markets and ability to increase product penetration in existing markets

Since we commenced operations in Malaysia in 2000, we have successfully entered and grown in seven new countries through acquisitions. As part of our strategy of expansion, we have in the past, and may, from time to time, acquire businesses or interests in businesses, including non-controlling interests, form joint ventures or create strategic alliances. For example, since 2009 we have expanded into Thailand, Australia, New Zealand, the United States, Brazil, Turkey and Vietnam through acquisitions. We also launched MOLPay through an acquisition and we acquired MMOG.asia. We expect to continue to evaluate potential strategic acquisitions of businesses or products with the potential of expanding our user and revenue base, widening our geographic coverage and increasing our product range. We have grown organically in other markets by establishing a local subsidiary in such market to develop relationships with local distribution channels. In addition, our ability to leverage our existing distribution network to expand our product offering across our current markets and replicate our success in Malaysia across other countries where we operate will affect our growth and results of operations. We expect that our growth prospects will continue to be significantly affected by our ability to expand our business in new and existing markets.

Consumer spending patterns and seasonality

Our business depends heavily on the overall level of consumer spending, particularly in our primary markets in Southeast Asia and other emerging markets. We are exposed to general economic conditions that affect consumer confidence, consumer spending, consumer discretionary income or changes in consumer purchasing habits. During periods of economic growth, overall consumer spending tends to increase along with rises in wealth, and during economic downturns, consumer spending tends to correspondingly decline. Furthermore, our sales have historically been higher during festive periods, positively impacting our results for the first and fourth quarters. During festive periods, including Chinese New Year, which generally occurs in January or February, and the holiday season in December, our business tends to benefit from consumers’ increased leisure time. In contrast, the second and third quarters of each year tend to contribute a smaller portion of our annual revenue due to a reduction in leisure time among consumers. These fluctuations can have a significant impact on our results of operations.

Selected Statements of Operations Items

Revenue

We earn revenue from sales of goods in each of our segments. The following table sets forth our revenue derived from each segment for the years ended December 31, 2011, 2012 and 2013.

	For the year ended December 31,
	2011	2012	2013
	(MYR in millions)
Segment revenue
MOLPoints	30.7	58.2	102.5
MOLReloads	31.4	30.9	34.5
MOLPay	0.6	2.3	9.4
MMOG.asia(1)	—	3.6	23.7
Other	0.5	0.5	1.3
Total revenue	63.2	95.6	171.5

Note:

(1)	We acquired our equity interest of approximately 80% in MyCNX, which operates MMOG.asia, in November 2012.

MOLPoints earns revenue from sales of MOLPoints vouchers, and vouchers provided by content providers, through our physical, electronic and mobile distribution channels. The amount that we recognize as revenue depends on our revenue sharing arrangements with digital content providers, pursuant to which our share is typically 20% of volume but can vary depending on local market practice, the content provider and the content. For example, based on local market practice, we have relatively favorable revenue sharing arrangements in Turkey and relatively unfavorable revenue sharing arrangements in the Philippines and Indonesia compared to the other countries where we operate. Purchased MOLPoints can be deposited in a registered MOLPoints account or redeemed directly for digital content from a content provider. Vouchers provided by content providers can be redeemed directly for digital content from the relevant content provider. In each case, we recognize revenue from the sale of MOLPoints vouchers at the time the MOLPoints vouchers are redeemed for digital content. Revenue from MOLPoints vouchers that have been sold but not yet redeemed for digital content is deferred.

MOLReloads earns revenue from sales of e-vouchers for pre-paid mobile airtime through our MOLReloads distribution network, which comprises retail store terminals in Malaysia and Thailand and individual distributors in the Philippines. Revenue from the sale of mobile airtime is recognized at the time of sale to the consumer. The amount that we recognize as revenue depends on our revenue sharing arrangements with mobile airtime providers, which are either on a purchase basis, which means that we purchase airtime upfront for resale, or a fulfillment basis, which means that we sell airtime on behalf of the telecommunications service provider. Under purchase agreements, we purchase mobile airtime at a discount to the price at which we distribute the airtime through our MOLReloads distribution network, which discount is typically between 5% and 11%. Under fulfillment agreements, we charge a commission, which is typically less than 1% of the value of airtime sold through our MOLReloads distribution network. In 2011, 2012 and 2013, approximately 56.8%, 60.4% and 62.5% of MOLReloads’ volume was distributed pursuant to fulfillment agreements, with the remainder on a purchase basis. We enter into purchase or fulfillment arrangements based on the preferences or requirements of our counterparties. In general, fulfillment arrangements have a lower margin but do not require a capital outlay or result in inventory risks to us.

MOLPay earns revenue from merchant fees, which are fees charged to online merchants upon their registration for MOLPay, and commissions for payments processed by MOLPay. Commissions are recognized at the time of sale. Merchant fees are recognized at the time we enter into agreements with merchants.

MMOG.asia earns revenue from sales of virtual goods to players on our online games portal. Revenue is recognized when game PINs are used to purchase virtual goods within a game.

Other fees, which primarily include revenue derived from the sale of internet media products, including promotional services that we provide to games publishers mainly through MOL Singapore, and the sale of electronic related services, including the provision of technology outsourcing services to BLoyalty Sdn. Bhd., a company that is controlled by our major shareholder, are recognized on an accrual basis.

We currently own a 49% interest in MOL Thailand; 70% of each of Game Sultan and PaytoGo, 50% of NganLuong, 54.2% of Rixty, 65% of MOL Australia and 75% of MOL Taiwan, 51% of MOLPay Sdn. Bhd. and approximately 80% of MyCNX, and fully consolidate their financial statements with ours.

Direct Costs and Other Ancillary Expenses

Direct costs primarily comprise distribution costs that we pay to our distribution partners in connection with MOLPoints’ distribution of digital content and MOLReloads’ distribution of mobile airtime. For the years ended December 31, 2011, 2012 and 2013, MOLPoints’ direct costs, which primarily comprise fees paid to distribution partners, were equal to 8.5%, 7.4% and 7.9%, respectively, of MOLPoints volume, and MOLReloads’ direct costs, which primarily comprise fees paid to distribution partners, were equal to 1.8%, 1.8% and 1.3%, respectively, of MOLReloads volume. Direct costs for MOLPay primarily include amounts paid to banks related to payment processing. Ancillary expenses primarily include information technology infrastructure and consulting costs relating to MMOG.asia.

The following table sets forth our direct costs and other ancillary expenses for our MOLPoints, MOLReloads, MOLPay, MMOG.asia and Others segments for the years ended December 31, 2011, 2012 and 2013.

	For the year ended December 31,
	2011	2012	2013
	(MYR in millions)
Segment direct cost and other ancillary expenses
MOLPoints	14.9	27.5	46.6
MOLReloads	16.7	18.8	16.3
MOLPay	0.3	1.5	5.7
MMOG.asia(1)	—	0.2	1.2
Other	0.0	0.2	0.2
Total direct costs and other ancillary expenses	32.0	48.2	70.0

Note:

(1)	We acquired our equity interest of approximately 80% in MyCNX, which operates MMOG.asia, in November 2012.

Segment gross profit

Segment gross profit represents segment revenue minus direct costs and other ancillary expenses. We monitor the operating results of our business segments separately for the purpose of making decisions about resource allocation and performance assessment. Segment gross profit is one of the key measures we use to assess the performance of our operating segments.

Employee expenses

Employee expenses primarily comprise wages, bonuses and salaries and other personnel-related expenses, which includes statutory retirement contribution schemes, social security payments, and staff welfare such as medical benefits among others, to the extent such costs are not capitalized as development expenditures.

The following table sets forth our employee expenses with respect to each segment for the years ended December 31, 2011, 2012 and 2013.

	For the year ended December 31,
	2011	2012	2013
	(MYR in millions)
Segment employee expenses
MOLPoints	4.5	10.7	19.9
MOLReloads	4.7	3.3	4.5
MOLPay	0.3	1.1	2.3
MMOG.asia(1)	—	0.6	2.9
Other	0.0	0.0	0.3
Unallocated	0.6	0.6	1.0

Total employee expense	10.2	16.5	31.0

Note:

(1)	We acquired our equity interest of approximately 80% in MyCNX, which operates MMOG.asia, in November 2012.

Depreciation and amortization

Property, plant and equipment are depreciated on a straight line basis at an annual rate between 5% and 33%, depending on the nature of the asset. Goodwill related to the domain name MOL.com and goodwill on consolidation of acquired subsidiaries are tested annually for impairment. Other intangible assets, including our software and copyrights, electronic payment system, exclusive license and distribution rights, other intellectual property and trademark, are amortized on a straight line basis at an annual rate between 20% and 33% depending on the nature of the asset. Development expenditure for web applications, software products and programs, which primarily comprises employee benefits expenses for information technology personnel and creative personnel, is amortized on a straight line basis over the shorter of five years and the period of the expected benefits.

The following table sets forth our depreciation and amortization expenses with respect to each segment for the years ended December 31, 2011, 2012 and 2013.

	For the year ended December 31,
	2011	2012	2013
	(MYR in millions)
Segment depreciation and amortization expenses
MOLPoints	1.9	3.4	9.8
MOLReloads	1.7	1.7	1.1
MOLPay	0.0	0.6	0.7
MMOG.asia(1)	—	1.3	8.9
Other	0.0	0.0	0.0

Total depreciation and amortization expenses	3.6	6.9	20.6

Note:

(1)	We acquired our equity interest of approximately 80% in MyCNX, which operates MMOG.asia, in November 2012.

Marketing, advertising and promotion expenses

Marketing, advertising and promotion expenses primarily comprise expenses incurred to promote digital content that is available for purchase using MOLPoints and online games operated by MMOG.asia. Our MOLPoints operations in Turkey account for a substantial portion of our marketing, advertising and promotion expenses.

Communication and travelling expenses

Travel and communication expenses comprise expenses incurred by us in connection with corporate travel and communication.

Office related expenses

Office related expenses primarily comprise printing and stationery expenses, office rental expenses and utilities. Our office related expenses tend to be relatively higher in Turkey as compared with other countries where we have substantial operations due to higher office rental expenses in Turkey.

Other operating expenses

Other operating expenses primarily comprise contract and other professional costs, bank charges and other miscellaneous costs.

Segment Operating Expenses

Segment operating expenses primarily comprise communication and travelling expenses, marketing, advertising and promotion expenses, office related expenses and other operating expenses. The following table sets forth our segment operating expenses with respect to each segment for the years ended December 31, 2011, 2012 and 2013.

	For the year ended December 31,
	2011	2012	2013
	(MYR in millions)
Segment operating expenses
MOLPoints	4.5	7.6	15.5
MOLReloads	3.6	2.8	3.0
MOLPay	0.1	0.5	1.2
MMOG.asia(1)	—	0.2	4.1
Other	0.2	0.0	0.7

Total operating expenses	8.4	11.0	24.5

Note:

(1)	We acquired our equity interest of approximately 80% in MyCNX, which operates MMOG.asia, in November 2012.

Other income

Other income comprises interest in connection with bank deposits, rental income from investment property and other miscellaneous items including advertising and management fees in connection with our operations in Turkey.

Non-operating expenses

Non-operating expenses comprise certain losses, including a loss of MYR1.6 million that we recognized in 2012 in connection with the remeasurement of our equity interest in MOL Thailand as a result of MOL Thailand being treated as a subsidiary rather than an associate commencing in 2012 and a derivative fair value adjustment loss of MYR3.0 million that we recognized in 2013 in connection with the revaluation of a put option that we granted to the minority shareholders of Game Sultan and PaytoGo in February 2013. See “—Off-Balance Sheet Commitments and Arrangements, Derivative Financial Liability and Contingent Liabilities.”

Finance costs

Finance costs comprise interest on revolving credit, term loans and hire-purchase and finance lease facilities.

Income tax expense

Income tax expense represents the sum of the tax currently payable and deferred tax. The tax currently payable is based on taxable profit for the year. Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit. The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and when we intend to settle its current tax assets and liabilities on a net basis.

Several of our subsidiaries, including MyCNX, have been granted Multimedia Super Corridor Malaysia, or MSC Malaysia, status by the Minister of Finance Malaysia and the Minister of International Trade and Industry Malaysia, and enjoy certain incentives, including “pioneer status,” which entitles a company to a five-year exemption from Malaysian income tax on income derived from MSC Malaysia-related activities, which is renewable for a second five-year term provided certain conditions are met. The second five-year exemption granted to MyCNX will expire in 2017 and MyCNX will thereafter be subject to Malaysian income tax. Our other subsidiaries that have pioneer status have only recently been granted this exemption, while certain other subsidiaries are in the process of applying for the exemption.

Results of Operations

The following table sets forth our consolidated statements of profit or loss for the years ended December 31, 2011, 2012 and 2013. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the year ended December 31,
	2011	2012	2013
	(MYR in millions)
Revenue	63.2	95.6	171.5
Direct cost and other ancillary expenses	(32.0)	(48.2)	(70.0)
Employee expenses	(10.2)	(16.5)	(31.0)
Depreciation and amortization expenses	(3.6)	(6.9)	(20.6)
Marketing, advertising and promotion expenses	(1.2)	(1.8)	(8.3)
Communication and travelling expenses	(2.4)	(3.0)	(5.7)
Office related expenses	(1.9)	(2.4)	(3.9)
Other operating expenses	(2.8)	(3.8)	(6.7)

Profit from operations	9.1	12.9	25.4
Other income	3.0	0.9	2.5
Non-operating expenses	—	(1.6)	(3.0)
Finance costs	(2.7)	(2.9)	(5.1)
Share of results of associates	1.0	(0.0)	(0.0)

Profit before tax	10.4	9.4	19.8
Income tax expense	(2.2)	(3.4)	(1.2)

Profit for the year	8.2	6.0	18.7

Profit for the year attributable to owners of the company:	8.2	4.7	12.0
Profit for the year attributable to non-controlling interests:	(0.1)	1.3	6.7

Earnings per share (Basic/Diluted (sen))(1)	13.97	8.01	20.39

(1)	Sen is a unit of the Malaysian currency. One hundred sen equal one Malaysian Ringgit.

Year ended December 31, 2013 compared to year ended December 31, 2012

Revenue.    Revenue increased 79.5% to MYR171.5 million for 2013 from MYR95.6 million for 2012 primarily due to increased segment revenue from MOLPoints and MMOG.asia.

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MOLPoints’ segment revenue increased 76.1% to MYR102.5 million for 2013 from MYR58.2 million for 2012 primarily due to increased volume. MOLPoints’ volume increased 58.5% to MYR589.3 million in 2013 from MYR371.8 million in 2012, which primarily resulted from a 14.3% increase in volume for Malaysia to 214.5 million for 2013 from 187.7 million for 2012, and Thailand, where volume also increased. Volume increased in these countries primarily as a result of new partnerships with content providers and an increase in the number of online games for which MOLPoints can be used. MOLPoints’ segment revenue also increased due to our commencement of operations in Turkey following our acquisition of 70% of each of Game Sultan and PaytoGo in February 2013. MOLPoints’ operations in Turkey contributed volume and revenue of MYR86.6 million and MYR23.2 million, respectively, in 2013. MOLPoints’ business in Turkey generally benefits from more favorable revenue sharing arrangements than those in other countries where we operate, which enhanced the favorable impact of our commencement of operations in Turkey. MOLPoints’ active paying users increased 74.3% to 1,245,627 in 2013 from 714,498 in 2012.

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MOLReloads’ segment revenue increased 11.6% to MYR34.5 million for 2013 from MYR30.9 million for 2012 primarily due to increased volume. MOLReloads’ volume increased 14.1% to MYR1,214.0 million for 2013 from MYR1,063.5 million for 2012 due to a 13.3% increase in volume for Malaysia primarily due to increased promotional activities by telecommunications companies, a 23.0% increase in volume for the Philippines primarily due to an increase in the number of active retailers and higher volume per retailer, and MOLReloads’ commencement of operations in Thailand, which contributed volume of MYR2.2 million in 2013. MOLReloads’ active retailers increased 15.4% to 37,204 as of December 31, 2013 from 32,239 as of December 31, 2012 primarily because some of the retailers, who had left the MOLReloads distribution network in 2012 to launch a competing distribution network, returned to MOLReloads in 2013.

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MOLPay’s segment revenue increased 307.4% to MYR9.4 million for 2013 from MYR2.3 million for 2012 primarily due to increased volume resulting in higher commissions which we recognize as revenue. MOLPay’s volume increased 111.8% from 2012 to 2013 primarily due to our acquisition of 50% of NganLuong, which operates MOLPay in Vietnam, in March 2013. MOLPay’s operations in Vietnam contributed volume and revenue of MYR79.2 million and MYR2.3 million in 2013 and had 2,346 online merchant partners as of December 31, 2013. MOLPay’s volume in Malaysia decreased 4.5% from 2012 to 2013, and MOLPay’s base of online merchant partners decreased 8.0% year-over-year in Malaysia, in each case due to the requirement of Visa and Mastercard that, with effect from January 2013, each of MOLPay’s online merchants must be validated, which delayed MOLPay’s ability to serve existing merchants and acquire new merchants.

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MMOG.asia’s segment revenue increased 561.7% to MYR23.7 million in 2013 from MYR3.6 million in 2012, when our results included only a partial year of operations of MMOG.asia following our acquisition in November 2012 of an equity interest of approximately 80% in MyCNX, which operates MMOG.asia. MMOG.asia’s active paying users increased 3.3% to 110,826 as of December 31, 2013 from 107,264 as of December 31, 2012 and MMOG.asia’s AVPPU increased 14.1% to MYR291 for 2013 from MYR255 for 2012 (based on its full year 2012 revenues, including the period prior to the acquisition).

Direct costs and other ancillary expenses.    Direct costs and other ancillary expenses increased 45.2% to MYR70.0 million for 2013 from MYR48.2 million for 2012 primarily due to increased volume in our MOLPoints, MOLReloads and Others segments.

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MOLPoints’ segment direct costs and other ancillary expenses increased 69.4% to MYR46.6 million for 2013 from MYR27.5 million for 2012 primarily due to increased volume resulting in increased distribution costs.

•

MOLReloads’ segment direct costs and other ancillary expenses decreased 13.1% to MYR16.3 million for 2013 from MYR18.8 million for 2012 because increased distribution costs resulting from increased volume and an increased proportion of sales under purchase agreements, which have higher distribution costs than fulfillment agreements, was more than offset by cost savings that resulted from our commencement of in-house maintenance and operation of MOLReloads terminals, which had been outsourced prior to January 2013.

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MOLPay’s segment direct costs and other ancillary expenses increased 279.8% to MYR5.7 million for 2013 from MYR1.5 million for 2012 primarily due to our acquisition of a 50% interest in NganLuong and the expansion of our MOLPay business in Malaysia, partially offset by savings that resulted from the appointment of MOLPay Sdn. Bhd. as a third party acquirer by Malaysian Electronic Clearing Corporation Sdn. Bhd., or MyClear, as a result of which MOLPay is no longer required to partner with, and pay fees to, other acquiring banks for certain types of online banking transactions.

•

MMOG.asia’s segment direct costs and other ancillary expenses increased 513.9% to MYR1.2 million for 2013 from MYR0.2 million for 2012, when our results included only a partial year of operations of MMOG.asia following our acquisition of MyCNX, which operates MMOG.asia in November 2012.

Segment gross profit (derived from the segment information note to our consolidated financial statements).    As a result of the foregoing, aggregate gross profit for our segments increased 114.4% to MYR101.5 million for 2013 from MYR47.4 million for 2012, primarily due to increases in segment gross profit from MOLPoints and MMOG.asia. Our aggregate gross profit margin increased to 59.2% for 2013 from 49.5% for 2012 primarily due to favorable revenue sharing resulting from a greater proportion of our revenue being derived from MOLPoints and MMOG.asia in 2013 than 2012 and our commencement of operations in Turkey, where our MOLPoints’ business generally benefits from more favorable revenue sharing arrangements than those in other countries where we operate MOLPoints. Our revenue sharing arrangements for MOLPoints are generally more favorable compared with our revenue sharing arrangements for MOLReloads.

•

MOLPoints’ segment gross profit increased 82.2% to MYR55.9 million for 2013 from MYR30.7 million for 2012 due to increased volume. Segment gross profit margin increased to 54.5% for 2013 from 52.7% for 2012 primarily due to our commencement of operations in Turkey, where our MOLPoints’ business generally benefits from more favorable revenue sharing arrangements than those in other countries where we operate MOLPoints.

•

MOLReloads’ segment gross profit increased 49.8% to MYR18.2 million for 2013 from MYR12.2 million for 2012 due to increased volume. Segment gross profit margin increased to 52.8% for 2013 from 39.3% for 2012 primarily due to cost savings that resulted from our commencement of in-house maintenance and operation of MOLReloads terminals, which were outsourced prior to January 2013.

•

MOLPay’s segment gross profit increased 359.0% to MYR3.7 million for 2013 from MYR0.8 million for 2012 due to increased volume primarily resulting from our acquisition of a 50% equity interest in NganLuong. Segment gross profit margin increased to 39.3% for 2013 from 34.9% for 2012 primarily due to our acquisition of a 50% interest in NganLuong in Vietnam, which has higher gross margins than our MOLPay business in Malaysia.

•

MMOG.asia’s segment gross profit increased 564.4% to MYR22.5 million for 2013 from MYR3.4 million for 2012, when our results included only a partial year of operations of MMOG.asia following our acquisition of MyCNX, which operates MMOG.asia, in November 2012. Segment gross profit margin was stable at 94.9% for 2013 and 94.5% for 2012.

Employee expenses.    Employee expenses increased 88.1% to MYR31.0 million for 2013 from MYR16.5 million for 2012 primarily due to a full year of operations of MMOG.asia being recognized for 2013 compared to a partial year for 2012, acquisitions in Turkey and Vietnam, annual increases in employee expenses per employee and increased headcount, particularly with respect to MOLPoints. The number of our employees increased 18.5% to 416 as of December 31, 2013 from 351 as of December 31, 2012.

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MOLPoints’ segment employee expenses increased 86.0% to MYR19.9 million for 2013 from MYR10.7 million for 2012 primarily due to increased headcount resulting from acquisitions. Our MOLPoints operations in Turkey and Northern Cyprus, which commenced in February 2013, had 37 employees as of December 31, 2013 and accounted for employee expenses of MYR3.5 million in 2013. MOLPoints’ employee expenses for 2013 also increased due to our acquisition of Rixty in October 2012. Our employee expenses for 2013 includes a full year of results from our operations in the United States and Brazil.

•

MOLReloads’ segment employee expenses increased 34.2% to MYR4.5 million for 2013 from MYR3.3 million for 2012 primarily due to increased headcount in connection with our commencement of in-house maintenance and operation of MOLReloads terminals, which were outsourced prior to January 2013.

•

MOLPay’s segment employee expenses increased 103.5% to MYR2.3 million for 2013 from MYR1.1 million for 2012 primarily due to our commencement of operations in Vietnam following our acquisition of 50% of NganLuong.

•

MMOG.asia’s segment employee expenses increased 356.3% to MYR2.9 million in 2013 from MYR0.6 million in 2012, when our results included only a partial year of operations of MMOG.asia following our acquisition of MMOG.asia in November 2012.

Depreciation and amortization expenses.    Depreciation and amortization expenses increased 196.9% to MYR20.6 million for 2013 from MYR6.9 million for 2012 primarily due to a 190.8% increase in MOLPoints’ segment depreciation and amortization to MYR9.8 million for 2013 from MYR3.4 million for 2012 primarily resulting from increased intangible assets in 2013 in connection with exclusive licenses and distribution rights for online games as a result of our acquisitions of 70% of each of Game Sultan and PaytoGo, and a 598.8% increase in MMOG.asia’s segment depreciation and amortization expenses to MYR8.9 million for 2013 from MYR1.3 million for 2012 primarily due to a full year of depreciation and amortization of MMOG.asia’s exclusive licenses and distribution rights and computer equipment and software.

Marketing, advertising and promotion expenses.    Marketing, advertising and promotion expenses increased 352.9% to MYR8.3 million for 2013 from MYR1.8 million for 2012 primarily due to expansion of our business, including with respect to our acquisitions of 70% of each of Game Sultan and PaytoGo, which operate in Turkey where we have relatively higher marketing expenses than in other countries where we operate, and our acquisition of MMOG.asia, which incurs substantial marketing expenses to market its games.

Communication and travelling expenses.    Communication and travelling expenses increased 91.4% to MYR5.7 million for 2013 from MYR3.0 million for 2012 primarily due to expansion to new countries.

Office related expenses.    Office-related expenses increased 61.5% to MYR3.9 million for 2013 from MYR2.4 million for 2012 primarily due to expansion of our business resulting in increased office space.

Other operating expenses.    Other operating expenses increased 74.3% to MYR6.7 million for 2013 from MYR3.8 million for 2012 primarily due to expansion of our business, including with respect to our acquisitions of Game Sultan, PaytoGo and MMOG.asia.

Profit from operations.    As a result of the foregoing, profit from operations increased 96.6% to MYR25.4 million for 2013 from MYR12.9 million for 2012.

•	MOLPoints’ segment profit from operations increased 18.3% to MYR10.7 million for 2013 from MYR9.1 million for 2012.

•	MOLReloads’ segment profit from operations increased 119.3% to MYR9.6 million for 2013 from MYR4.4 million for 2012.

•	MOLPay’s segment loss from operations decreased 63.9% to MYR0.5 million for 2013 from MYR1.4 million for 2012.

•	MMOG.asia’s segment profit from operations increased 408.1% to MYR6.5 million for 2013 from MYR1.3 million for 2012.

Other income.    Other income increased 166.5% to MYR2.5 million for 2013 from MYR0.9 million for 2012 primarily due to increased interest income and domain name income, including MYR0.5 million of interest income in connection with bank deposits that we maintain in Vietnam in connection with NganLuong, in which we acquired a 50% interest in March 2013; advertising and management fees in connection with our operations in Turkey; and rental income relating to a property owned by MyCNX.

Non-operating expenses.    Non-operating expenses were MYR3.0 million for 2013 in connection with a derivative fair value adjustment due to the revaluation of put options that we have granted with respect to the 30% minority interests in each of Game Sultan and PaytoGo, which, in each case, are exercisable in 2014 and 2015. Pursuant to the terms of our agreements with the minority shareholders of Game Sultan and PaytoGo, the amount that we would be required to pay upon the exercise of these put options increased as a result of the favorable performance of Game Sultan and PaytoGo since we granted the put options in February 2013. Non-operating expenses were MYR1.6 million for 2012 in connection with the remeasurement of our equity interest in MOL Thailand as a result of MOL Thailand being treated as a subsidiary rather than an associate commencing in 2012.

Finance costs.    Finance costs increased 75.3% to MYR5.1 million for 2013 from MYR2.9 million for 2012 primarily due to a 332.0% increase in MOLReloads’ borrowings to MYR4.9 million for 2013 from MYR1.1 million for 2012 resulting from increased borrowings under our revolving credit facility from MDV, to MYR68.0 million as of December 31, 2013 from MYR50.2 million as of December 31, 2012 in connection with our MOLPoints and MOLReloads businesses.

Profit before tax.    As a result of the foregoing, profit before tax increased 110.7% to MYR19.8 million for 2013 from MYR9.4 million for 2012.

Income tax expense.    Income tax expense decreased 66.3% to MYR1.2 million for 2013 from MYR3.4 million for 2012 primarily due to increased depreciation and amortization expense resulting from increased amortization of intangible assets, which resulted in the reversal of deferred tax liabilities that arose upon the capitalization of intangible assets in prior periods, including upon our acquisitions of 70% of each of Game Sultan and PaytoGo.

Profit for the year.    As a result of the foregoing, profit for the year increased 212.0% to MYR18.7 million for 2013 from MYR6.0 million for 2012.

Year ended December 31, 2012 compared to year ended December 31, 2011

Revenue.    Revenue increased 51.2% to MYR95.6 million for 2012 from MYR63.2 million for 2011 primarily due to increased segment revenue from MOLPoints.

•

MOLPoints’ segment revenue increased 89.6% to MYR58.2 million for 2012 from MYR30.7 million for 2011 primarily due to increased volume resulting in increased commissions and discounts which we recognize as revenue. MOLPoints’ volume increased 112.0% to MYR371.8 million in 2012 from MYR175.3 million for 2011, which primarily resulted from a 38.0% increase in volume for Malaysia from 2011 to 2012, and our consolidation of MOL Thailand, following the increase in our ownership interest in MOL Thailand from 36.3% to 49.0% in November 2011. Volume increased in Malaysia primarily as a result of new partnerships with content providers and an expanded range of online games available through MOLPoints. MOLPoints’ active paying users increased 80.8% to 714,498 in 2012 from 395,185 in 2011.

•

MOLReloads’ segment revenue decreased 1.5% to MYR30.9 million for 2012 from MYR31.4 million for 2011, notwithstanding increased volume, primarily due to unfavorable changes to our revenue sharing arrangements with telecommunications service providers in Malaysia, which reduced commissions for fulfillment agreements on our MOLReloads business in Malaysia. MOLReloads’ volume increased 15.2% to MYR1,063.5 million for 2012 from MYR923.6 million for 2011 due to a 16.3% increase in volume for Malaysia resulting from organic growth.

•

MOLPay’s segment revenue increased 265.2% to MYR2.3 million for 2012 from MYR0.6 million for 2011 primarily due to increased volume resulting in increased commissions which we recognize as revenue. MOLPay’s volume increased 277.8% to MYR68.1 million for 2012 from MYR18.0 million for 2011 and MOLPay’s base of online merchant partners increased 31.6% to 1,205 as of December 31, 2012 from 916 as of December 31, 2013.

•

MMOG.asia’s segment revenue was MYR3.6 million in 2012, which was a partial year of operations following our acquisition of an equity interest of approximately 80% in MyCNX, which operates, MMOG.asia, in November 2012. MMOG.asia had 107,264 active paying users as of December 31, 2012 and MMOG.asia’s AVPPU was MYR255 for 2012, based on full year 2012 revenues, including the period prior to the acquisition.

Direct costs and other ancillary expenses.    Direct costs and other ancillary expenses increased 50.9% to MYR48.2 million for 2012 from MYR32.0 million for 2011 primarily due to increased volume in each segment.

•	MOLPoints’ segment direct costs increased 85.0% to MYR27.5 million for 2012 from MYR14.9 million for 2011 primarily due to increased volume resulting in increased distribution costs.

•	MOLReloads’ segment direct costs increased 12.1% to MYR18.8 million for 2012 from MYR16.7 million for 2011 primarily due to increase volume resulting in increased distribution costs.

•

MOLPay’s segment direct costs and other ancillary expenses increased 380.8% to MYR1.5 million for 2012 from MYR0.3 million for 2011 primarily due to increased volume and changes in the mix of MOLPay’s payment channels.

•

MMOG.asia’s segment direct costs and other ancillary expenses were MYR0.2 million for 2012, which was a partial year of operations following our acquisition of MyCNX, which operates MMOG.asia, in November 2012.

Segment gross profit (derived from the segment information note to our consolidated financial statements).   As a result of the foregoing, aggregate gross profit for our segments increased 51.5% to MYR47.4 million for 2012 from MYR31.3 million for 2011 primarily due to increased segment gross profit for MOLPoints. Our aggregate gross profit margin increased slightly to 49.5% for 2012 from 49.5% for 2011 due to MOLPoints’ increased segment gross profit margin.

•

MOLPoints’ segment gross profit increased 93.9% to MYR30.7 million for 2012 from MYR15.8 million for 2011 due to increased volume. Segment gross profit margin was stable at 52.7% for 2012 and 51.6% for 2011.

•

MOLReloads’ segment gross profit decreased 17.1% to MYR12.2 million for 2012 from MYR14.7 million for 2011 due to reduced segment revenue and increased segment direct costs and ancillary expenses due to higher volumes. Segment gross profit margin decreased to 39.3% for 2012 from 46.7% for 2011 primarily due to unfavorable changes to our revenue sharing arrangements with telecommunications service providers in Malaysia, which imposed reduced discounts and commissions on our MOLReloads business in Malaysia.

•

MOLPay’s segment gross profit increased 152.0% to MYR0.8 million for 2012 from MYR0.3 million for 2011 due to increased volume. Segment gross profit margin decreased to 34.9% for 2012 from 50.5% for 2011 primarily due to changes to the commissions we charged large scale merchants.

•

MMOG.asia’s segment gross profit was MYR3.4 million for 2012, which was a partial year of operations following our acquisition of MyCNX, which operates MMOG.asia, in November 2012. Segment gross profit margin was 94.5%.

Employee expenses.    Employee expenses increased 62.2% to MYR16.5 million for 2012 from MYR10.2 million for 2011 primarily due to annual increases in employee expenses per employee and increased headcount. The number of our employees increased 42.1% to 351 as of December 31, 2012 from 247 as of December 31, 2011. MOLPoints’ segment employee expenses increased 135.5% to MYR10.7 million for 2012 from MYR4.5 million for 2011 primarily due to increased headcount resulting from acquisitions, including the consolidation of MOL Thailand resulting from our increased ownership in MOL Thailand to 49%, which had 47 employees as of December 31, 2012 and accounted for employee expenses of MYR3.9 million in 2012.

Depreciation and amortization expenses.    Depreciation and amortization expenses increased 92.2% to MYR6.9 million for 2012 from MYR3.6 million for 2011. MOLPoints’ segment depreciation and amortization expenses increased 80.6% to MYR3.4 million for 2012 from MYR1.9 million for 2011 primarily due to our investment in computer equipment and software for our Malaysia operations and our consolidation of MOL Thailand, which resulted in increased property plant and equipment. MMOG.asia’s segment depreciation and amortization expenses were MYR1.3 million for 2012, which was the first year in which consolidated MMOG.asia’s results in our results of operations following our acquisition of MMOG.asia in November 2012.

Marketing, advertising and promotion expenses.    Marketing, advertising and promotion expenses increased 48.9% to MYR1.8 million for 2012 from MYR1.2 million for 2011 primarily due to expansion of our business, including with respect to our consolidation of MOL Thailand.

Communication and travelling expenses.    Communication and travelling expenses increased 22.3% to MYR3.0 million for 2012 from MYR2.4 million for 2011 primarily due to expansion of our business, including with respect to our acquisition of Rixty, which operates in the United States and Brazil.

Office related expenses.    Office related expenses increased 23.0% to MYR2.4 million for 2012 from MYR1.9 million for 2011 primarily due to expansion of our business, including with respect to our consolidation of MOL Thailand and our acquisition of Rixty.

Other operating expenses.    Other operating expenses increased 37.8% to MYR3.8 million for 2012 from MYR2.8 million for 2011 primarily due to expansion of our business, including with respect to our consolidation of MOL Thailand and our acquisition of Rixty.

Profit from operations.    As a result of the foregoing, profit from operations increased 41.8% to MYR12.9 million for 2012 from MYR9.1 million for 2011.

•	MOLPoints’ segment profit from operations increased 82.9% to MYR9.1 million for 2012 from MYR5.0 million for 2011.

•	MOLReloads’ segment profit from operations decreased 5.2% to MYR4.4 million for 2012 from MYR4.6 million for 2011.

•

MOLPay’s segment loss from operations increased 3,123.1% to MYR1.4 million for 2012 from less than MYR0.1 million for 2011 due to increased costs, including staff costs, incurred in preparation for the expansion of our MOLPay business.

•

MMOG.asia’s segment profit from operations was MYR1.3 million in 2012, which was the first year in which consolidated MMOG.asia’s results in our results of operations following our acquisition of MMOG.asia in November 2012.

Other income.    Other income decreased 68.6% to MYR0.9 million for 2012 from MYR3.0 million for 2011 primarily due to a one-time gain in 2011 of MYR2.3 million in connection with the disposal of our 25% equity interest in Cyberport Holdings Sdn. Bhd., a projects company that had substantial accrued losses which we reversed upon the disposal of our interest to an entity controlled by our major shareholder, in addition to increased interest income resulting from higher cash balances.

Non-operating expenses.    Non-operating expenses were MYR1.6 million for 2012 in connection with the remeasurement of our equity interest in MOL Thailand as a result of MOL Thailand being treated as a subsidiary rather than an associate commencing in 2012. Non-operating expenses were nil in 2011.

Finance costs.    Finance costs increased 6.1% to MYR2.9 million for 2012 from MYR2.7 million for 2011 primarily due to increased borrowings.

Profit before tax.    As a result of the foregoing, profit before tax decreased 9.6% to MYR9.4 million for 2012 from MYR10.4 million for 2011.

Income tax expense.    Income tax expense decreased 52.9% to MYR3.4 million for 2012 from MYR2.2 million for 2011 primarily due to increased taxable income as a result of our consolidation of MOL Thailand.

Profit for the year.    As a result of the foregoing, profit for the year decreased 26.7% to MYR6.0 million for 2012 from MYR8.2 million for 2011.

Liquidity and Capital Resources

Our principal sources of liquidity have been cash generated from shareholders’ equity, operating activities and borrowings, including interest-free advances from related parties. Our cash and cash equivalents consist of cash on hand and deposits placed with banks, a portion of which are restricted trust deposits that we are required to maintain in order to remain in compliance with Guidelines on Electronic Money issued by BNM.

Working Capital

As of December 31, 2011, 2012 and 2013, our current liabilities exceeded our current assets by MYR10.5 million, MYR27.1 million and MYR77.7 million, respectively. As of December 31, 2011, 2012 and 2013, borrowings comprised MYR40.2 million, MYR51.7 million and MYR69.6 million, respectively, and amounts due to other related parties comprised MYR1.2 million, MYR17.9 million and MYR30.7 million, respectively. Borrowings pursuant to our credit facility from MDV are required to be classified as current liabilities because the facility is payable on demand. Amounts due to our shareholder MOL Global Singapore, which were advanced to us in connection with our acquisitions of Game Sultan, PaytoGo, NganLuong, Rixty, Uniwiz and Zest, were required to be classified as current liabilities because there were no stated repayments terms as of the relevant balance sheet dates. We plan to repay a portion of our MYR68 million revolving credit facility from MDV, and approximately MYR29.3 million of interest-free advances due to MOL Global Singapore, an entity controlled by our major shareholder, using a portion of the proceeds of this offering.

We believe that we have adequate working capital for our present requirements and that our net cash generated from operating activities, together with cash and cash equivalents and funds from financing sources, will provide sufficient funds to satisfy our working capital requirements for the next 12 months.

Capital Expenditures

Our capital expenditures primarily relate to the acquisition of computer equipment and software for our platform, and the acquisition and development of web applications, software products and programs. Our capital expenditures for 2011, 2012 and 2013 were MYR3.2 million, MYR8.9 million and MYR16.5 million, respectively.

Cash Flow

The following table sets forth our cash flows for the years ended December 31, 2011, 2012 and 2013.

	For the year ended December 31,
	2011	2012	2013
	(MYR in millions)
Net cash (used in)/from operating activities	(3.3)	23.9	54.0
Net cash used in investing activities	(12.5)	(3.3)	(60.6)
Net cash from financing activities	18.0	6.3	27.3
Net increase in cash and cash equivalents	2.1	27.0	20.7
Cash and cash equivalents at beginning of year	3.2	5.4	32.1
Effect on exchange rate changes	0.1	(0.3)	(3.0)
Cash and cash equivalents at end of year	5.4	32.1	49.7

Cash Flows (Used in)/From Operating Activities

Our operating activities primarily comprise our sales of MOLPoints payment credits, MOLReloads e-vouchers for mobile airtime and MOLPay payment processing services and our operation of our games portal, MMOG.asia and certain non-core business operations.

Net cash provided by operating activities for the year ended December 31, 2013 was MYR54.0 million primarily comprising profit before tax of MYR19.8 million adjusted for non-cash transactions including depreciation and amortization expenses of MYR20.6 million including amortization of exclusive licenses and distribution rights for online games including in connection with Game Sultan, PaytoGo, and MMOG.asia, a derivative fair value adjustment of MYR3.0 million relating to the revaluation as of December 31, 2013 of put options that we granted with respect to the 30% minority interests in each of Game Sultan and PaytoGo; and an increase of MYR11.6 million in trade payables, other payables and accrued expenses resulting from the expansion of our business; partially offset by an increase of MYR1.7 million in trade receivables, other receivables, deposits and pre-paid expenses primarily due to the expansion of our business, interest paid of MYR5.1 million primarily in connection with our borrowings under our revolving credit facility with MDV and income tax paid of MYR4.5 million.

Net cash provided by operating activities for the year ended December 31, 2012 was MYR23.9 million primarily comprising profit before tax of MYR9.4 million adjusted for non-cash transactions including depreciation and amortization expenses of MYR6.9 million, including amortization of intangible assets due to our consolidation of MOL Thailand and amortization of exclusive licenses and distribution rights for online games, including with respect to MMOG.asia, amortization of development expenditure relating to software that we developed for our business and to depreciation of computer equipment and software, and to the effect of remeasurement of equity interest in associates of MYR1.6 million in connection with our recognition of MOL Thailand as a subsidiary rather than an associate commencing in 2012; an increase of MYR4.7 million in trade receivables, other receivables, deposits and prepaid expenses primarily due to the expansion of our business and an increase of MYR7.1 million in trade payables, other payables and accrued expenses primarily due to the expansion of our business; partially offset by an increase of MYR3.7 million in inventories resulting from the expansion of our business, interest paid of MYR2.9 million primarily in connection with our borrowings under our revolving credit facility with MDV and income tax paid of MYR4.5 million.

Net cash used in operating activities for the year ended December 31, 2011 was MYR3.3 million primarily comprising profit before tax of MYR10.4 million adjusted for non-cash transactions including depreciation and amortization expenses of MYR3.6 million primarily relating to amortization of software that we developed for our business and the depreciation of computer equipment and software; a decrease of MYR6.1 million in inventories as a result of a greater proportion of our business involving fulfillment arrangements, which do not require us to purchase inventory, rather than purchase arrangements; partially offset by an increase of MYR5.7 million in trade receivables, other receivables, deposits and prepaid expenses due to the expansion of our business, a decrease of MYR16.3 million in trade payables, other payables and accrued expenses due to payables in relation to advances made by our shareholder MOL Global Singapore on our behalf in 2010 that we repaid in 2011 and interest paid of MYR2.7 million primarily in connection with our borrowings under our revolving credit facility with MDV.

Cash Flows Used In Investing Activities

Our investing activities primarily relate to purchases and disposals of property, plant and equipment comprising buildings, computer equipment and software, furniture, fittings and office equipment, renovation and motor vehicles; purchases and disposals of intangible assets comprising goodwill, which includes the domain name of MOL.com and goodwill on consolidation of acquired subsidiaries; and other intangible assets, which consist of our electronic payment system, our exclusive license and distribution rights of online games and reloads, and intellectual property, including computer software that is not an integral part of the related hardware; and development expenditure incurred for web applications, software products and programs.

Net cash used in investing activities for the year ended December 31, 2013 was MYR60.6 million primarily comprising a MYR2.3 million increase in restricted fixed deposits, MYR3.3 million for purchases of property, plant and equipment in connection with computer equipment and software, MYR9.1 million for purchases of intangible assets in connection with rights to online games, MYR2.5 million for development expenditure, and MYR44.4 million for acquisition of subsidiaries relating to our acquisitions of Game Sultan, PaytoGo and NganLuong.

Net cash used in investing activities for the year ended December 31, 2012 was MYR3.3 million primarily comprising a MYR1.8 million increase in restricted fixed deposits, MYR2.7 million for purchases of property, plant and equipment in connection with purchases of computer hardware and software, MYR1.3 million for purchases of intangible assets in connection with electronic payment system, MYR2.6 million for development expenditure, and MYR4.6 million for acquisition of subsidiaries relating to our acquisitions of MyCNX (which operates MMOG.asia), MOL Australia and Rixty.

Net cash used in investing activities for the year ended December 31, 2011 was MYR12.5 million primarily comprising MYR1.1 million for purchases of property, plant and equipment in connection with purchases of computer hardware and software, MYR1.8 million for development expenditure, MYR2.7 million for acquisitions of associates relating to our initial investment in MOL Thailand (which subsequently became our subsidiary in 2012), and MYR6.6 million for acquisition of subsidiaries relating to our acquisitions of our Uniwiz, which operates MOLPoints in the Philippines, and NBePay, an e-commerce payment service in Malaysia that we re-launched as MOLPay.

Cash Flows from Financing Activities

Our financing activities prior to this offering have primarily consisted of hire-purchase arrangements, borrowings and dividends paid.

Net cash from financing activities for the year ended December 31, 2013 was MYR27.3 million primarily comprising MYR17.3 million of proceeds from borrowings under our revolving credit facility from MDV in connection with our MOLPoints and MOLReloads businesses in Malaysia and MYR15.3 million of amounts due to other related parties, which primarily represented the net amount received from MOL Global Singapore to fund our acquisition of Game Sultan, PaytoGo and NganLuong, partially offset by dividends paid of MYR4.1 million.

Net cash from financing activities for the year ended December 31, 2012 was MYR6.3 million primarily comprising MYR7.3 million of proceeds from borrowings under our revolving credit facility from MDV in connection with our MOLPoints and MOLReloads businesses in Malaysia and MYR0.4 million of amounts due to other related parties, which primarily represented interest free advances from entities controlled by our major shareholder to finance our acquisition of Rixty, partially offset by dividends paid of MYR0.4 million.

Net cash from financing activities for the year ended December 31, 2011 was MYR18.0 million primarily comprising MYR2.4 million of proceeds from borrowings under our revolving credit facility from MDV in connection with our MOLPoints and MOLReloads businesses in Malaysia and MYR16.0 million of amounts due to other related parties, which primarily represented interest-free advances from entities controlled by our major shareholder to finance our acquisitions of Uniwiz, which operates LoadCentral in the Philippines, and Zest, which sells and distributes online game products for the Thai market.

Borrowings

As of December 31, 2013, our total borrowings, including current borrowing and non-current borrowings, were MYR73.0 million.

Our subsidiary, Zest, obtained two loans from United Overseas Bank (Thai) Public Company Limited in Thailand, or UOB, in connection with its acquisition of office space. Zest obtained a THB4.5 million loan from UOB to purchase two office units in a building. The loan is secured by a mortgage over the two office units and incurs interest at a floating rate equal to the Thailand minimum lending rate, or MLR, minus 0.5% per annum. The repayment term is on a monthly basis commencing in January 2007 and the loan expires in January 2017. As of December 31, 2013, THB0.7 million was outstanding under this loan. Zest also obtained a THB4.2 million loan from UOB to purchase an additional office unit in the same building. The loan is secured by a mortgage over the office unit and incurs interest at a floating rate based on MLR per annum. The repayment term is on a monthly basis commencing in April 2012 and the loan expires in April 2021. As of December 31, 2013, THB3.5 million was outstanding under this loan. These loans are guaranteed by some of the shareholders and directors of MOL Thailand.

Our subsidiary, MyCNX, obtained a MYR1.8 million 20-year term loan from OCBC Bank (Malaysia) Berhad in Malaysia to obtain financing to purchase a commercial building for its offices. The loan is secured by a mortgage over the building. The term loan incurs interest at a floating rate equal to the Base Lending Rate minus 2.1% per annum. The loan expires in 2032 and is repayable in 240 monthly installments from May 2012 through April 2032. This loan is subject to covenants which place certain restrictions on our activities, including the payment of dividends and encumbrance of assets. As of December 31, 2013, the principal amount outstanding under the term loan was MYR1.7 million. This loan is guaranteed by, among others, Cyberventures Sdn. Bhd., an entity controlled by our major shareholder, Tan Sri Dato’ Seri Vincent Tan.

We have a MYR68 million revolving credit facility from MDV, which bears interest at 7.25% per annum. The facility is secured by, among other things, a charge over our all present and future assets and undertakings. This loan is subject to covenants which place certain restrictions on our activities, including the payment of dividends and encumbrance of assets. As of December 31, 2013, MYR68 million was outstanding under this facility. This loan is guaranteed by our major shareholder, Tan Sri Dato’ Seri Vincent Tan, as well as entities under his control, and our CEO Ganesh Kumar Bangah. We intend to repay a portion of this facility, which expires in December 2015, using a portion of the proceeds of this offering.

In addition, we have certain outstanding advances from related parties which are non-interest bearing and payable on demand. These amounts are described below:

•

In 2011, we advanced to our shareholder, MOL Global Singapore, a total of MYR34.3 million for working capital purposes and MOL Global Singapore subsequently repaid us MYR41.6 million. MOL Global Singapore owed us MYR12.0 million as of December 31, 2011.

•

In 2012, we advanced to MOL Global Singapore MYR9.1 million and MOL Global Singapore paid us MYR33.3 million, partially in respect of amounts advanced in 2011 and 2012. In 2012, MOL Global Singapore also advanced to us MYR4.6 million in order to finance the acquisition of Rixty by us. We owed MOL Global Singapore MYR16.8 million as of December 31, 2012.

•

In 2013, we advanced to MOL Global Singapore MYR2.0 million for working capital purposes, MOL Global Singapore advanced to us MYR43.5 million in order to finance the acquisition of PaytoGo, Game Sultan, AyoPay and NganLuong by us, and we repaid MOL Global Singapore MYR5.0 million. In 2013, we repaid MOL Global Singapore an additional MYR36.0 million by assigning trade and non-trade payables due to us from related parties to MOL Global Singapore, which was offset in part by MOL Global Singapore assuming trade and non-trade payables of MYR12.0 million due by us, resulting in MYR29.3 million owed by us to MOL Global Singapore as of December 31, 2013.

We intend to repay these amounts using a portion of the proceeds of this offering.

Tabular Disclosure on Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2013.

	Due as of December 31,
	Total	2014	From 2015 To 2017	To From 2018 To 2019	After 2019
	(MYR in millions)
Borrowings	70.1	0.2	68.1	0.4	1.4
Advances from related parties	29.3	29.3	—	—	—
Future minimum lease payments for leased properties	4.8	2.5	2.3	—	—
Hire-purchase and finance lease payables	2.8	1.4	1.4	—	—

Total	107.0	33.4	71.8	0.4	1.4

Borrowings include our current and non-current borrowings from third parties. Advances from related parties primarily relate to advances from entities controlled by our major shareholder to finance our acquisitions. Our operating lease obligations primarily relate to properties that we rent for office space. Hire-purchase and finance lease payables primarily relate to computer equipment and vehicle hire-purchase.

Off-Balance Sheet Commitments and Arrangements, Derivative Financial Liability and Contingent Liabilities

We do not have any off-balance sheet financing arrangements.

We have derivative financial liability with respect to the put options that we had granted to the minority shareholders of our 70%-owned subsidiaries, Game Sultan and PaytoGo, when we acquired our 70% interests in each of Game Sultan and PaytoGo on February 19, 2013. This is a contingent liability pursuant to which the minority shareholders of Game Sultan and PaytoGo have the contractual right to require us to purchase a 15% equity interest in Game Sultan and PaytoGo at any time from April 1, 2014 through June 30, 2014 and a further 15% equity interest in each of Game Sultan and PaytoGo at any time from November 1, 2015 through January 31, 2016. On February 19, 2013, when the put options were granted, it was valued as a MYR23.1 million derivative financial liability, which we recognized on our statement of financial position. As of December 31, 2013 the put option was revalued at MYR26.2 million and we recognized a loss of MYR3.0 million in our results of operations for 2013.

Inflation

Inflation has not materially impacted our results of operations in recent years. According to the BNM 2013 Annual Report, Malaysia’s consumer price index increased 3.2%, 1.6% and 2.1% in 2011, 2012 and 2013, respectively.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Our exposure to changes in interest rates relates primarily to our deposits with banks and interest-bearing debt obligations. We do not use derivative financial instruments to hedge our risk but regularly review our debt portfolio to enable us to source low interest funding. Our deposits are placed at fixed rates and management seeks to obtain the best rate available in the market.

Sensitivity analysis for interest rate risk

As of December 31, 2011, 2012 and 2013, respectively, if interest rates had been 50 basis points lower, with all other variables held constant, our post-tax profit for the financial year would have been nil, MYR0.1 million and MYR0.1 million higher, and if interest rates had been 50 basis points higher, with all other variables held constant, our post-tax profit for the financial year would have been nil, MYR0.1 million and MYR0.1 million lower. This is primarily due to the resulting effect on our finance costs for floating rate borrowings. The assumed movement in basis points for interest rate sensitivity analysis is based on a prudent estimate of the current market environment.

Foreign Exchange Risk

Foreign exchange risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. As we have continued to expand our international operations, we have become more exposed to the effects of fluctuations in currency exchange rates. In addition to our operations in Malaysia from which we earn revenue denominated in Malaysian Ringgit, we also earn revenue denominated in Thai Baht, Turkish Lira, Philippine Pesos and U.S. dollars, among other currencies. In 2013, 53.7% of our revenue was earned in currencies other than Malaysian Ringgit. We incur expenses for employee salaries and other operating expenses in the local currencies in the jurisdictions in which we operate, with the largest portion being incurred in Malaysia as our head office is based there. Fluctuations in the exchange rates between the Malaysian Ringgit and those other currencies could result in the Malaysian Ringgit equivalent of such expenses being higher and/or the Malaysian Ringgit equivalent of such foreign currency-denominated revenue being lower than would be the case if exchange rates were stable. We do not generally enter into hedging contracts to limit our exposure to fluctuations in the value of the Malaysian Ringgit, or any other currency. Furthermore, the substantial majority of our revenue is denominated in emerging markets currencies, including the Malaysian Ringgit. In recent months, foreign currency exchange rates for emerging markets currencies have experienced substantial volatility. For example, in 2013 the exchange rates between U.S. dollars and Malaysian Ringgit varied from a high of 3.3330 to a low of 2.9620. Although fluctuations in the value of the Malaysian Ringgit and other emerging markets currencies are not necessarily correlated, there can be no assurance that our results of operations will not be adversely affected by such volatility.

The carrying amounts of our foreign currency-denominated monetary assets and monetary liabilities at the end of the reporting periods are as follows:

Assets

	2011	2012	2013
	(MYR in millions)
Malaysian Ringgit	29.5	20.4	23.7
U.S. Dollar	1.3	17.4	7.1
Singapore Dollar	5.1	1.8	3.4
Indonesian Rupiah	—	2.5	4.6
Philippines Peso	5.2	7.1	8.6
Thai Baht	—	20.6	21.7
Australian Dollar	—	0.1	0.6
Euro Dollar	0.0	0.1	0.1
Indian Rupee	—	0.5	—
Turkish Lira	—	—	15.1
Vietnamese Dong	—	—	13.2
New Taiwan Dollar	—	—	0.5

	41.1	70.5	98.5

Liabilities

	2011	2012	2013
	(MYR in millions)
Malaysian Ringgit	55.4	68.8	129.2
U.S. Dollar	0.1	9.8	13.1
Singapore Dollar	0.2	17.4	0.2
Indonesian Rupiah	—	1.4	2.9
Philippines Peso	10.0	7.2	7.3
Thai Baht	—	15.8	15.1
Australian Dollar	—	0.0	0.0
Euro Dollar	0.8	0.5	—
Indian Rupee	—	—	0.0
Turkish Lira	—	—	28.2
Vietnamese Dong	—	—	4.2
New Taiwan Dollar	—	—	0.1
British Pound Sterling	—	—	0.0

	66.3	120.8	200.2

Foreign exchange rate sensitivity

When reporting foreign currency risk internally to key management personnel, the sensitivity rate used is 5%. If the Malaysian Ringgit strengthened or weakened by 5% against each of the foreign currencies with all other variables held constant, our post-tax profit for the financial year would have increased or decreased by MYR31,666, MYR0.1 million and MYR0.2 million for 2011, 2012 and 2013, respectively, and our post-tax profit for the financial year would have increased or decreased by MYR31,666, MYR0.1 million and MYR0.2 million for 2011, 2012 and 2013, respectively.

Liquidity Risk

Liquidity risk is the risk that we will encounter difficulty in meeting financial obligations due to shortage of funds. Our exposure to liquidity risk arises from mismatches of the maturities of financial assets and liabilities. Our objective is to maintain a balance between continuity of funding and flexibility through the use of bank loans and hire-purchase agreements. Our holding of cash and short-term deposits, together with committed funding facilities and net cash flow from operations, are expected to be sufficient to cover our cash flow needs. As of December 31, 2011, 2012 and 2013, our current liabilities exceeded our current assets. See “—Liquidity and Capital Resources.”

Maturity profile of financial liabilities

The table below summarizes the maturity profile of our financial liabilities as at the reporting date. The table was prepared based on the undiscounted cash flows on financial liabilities on the basis of the earliest date at which we can be required to pay. The table includes both interest and principal cash flows.

	Weighted average effective interest rate	On demand or within 1 year	Within 2 to 5 years	After 5 years	Total
	(MYR in millions, except percentages)
2013
Non-interest bearing	—	127.2	—	—	127.2
Variable interest rate instruments	7.6%-7.9%	0.2	0.6	1.4	2.3
Fixed interest rate instruments	2.6%-7.3%	74.4	1.5	—	75.9

		201.8	2.1	1.4	205.3

2012
Non-interest bearing	—	65.3	—	—	65.3
Variable interest rate instruments	7.6%-7.9%	0.6	0.7	1.5	2.8
Fixed interest rate instruments	2.6%-7.3%	54.8	1.7	—	56.5

		120.7	2.4	1.5	124.6

2011
Non-interest bearing	—	26.0	—	—	26.0
Fixed interest rate instruments	4.0%-7.0%	43.1	0.2	—	43.3

		69.0	0.2	—	69.2

Critical Accounting Policies and Significant Estimates

Business Combinations

Acquisition of subsidiaries and businesses are accounted for using the acquisition method. The consideration for each acquisition is measured as the aggregate of the fair values (at the date of exchange) of assets given, liabilities incurred or assumed, and equity instruments issued by us in exchange for control of the acquiree. Acquisition-related costs are recognized in profit or loss as incurred.

Where a business combination is achieved in stages, our previously held interests in the acquired entity are re-measured to fair value at the acquisition date (i.e. the date we attain control) and the resulting gain or loss, if any, is recognized in profit or loss. Amounts arising from interests in the acquired entity prior to the acquisition date that have previously been recognized in other comprehensive income are reclassified to profit or loss, where such treatment would be appropriate if that interest were disposed of.

The acquired entity’s identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under IFRS 3 (revised) are recognized at their fair value at the acquisition date, except that:

•

deferred tax assets or liabilities and liabilities or assets related to employee benefit arrangements are recognized and measured in accordance with IAS 12 Income Taxes and IAS 19 Employee Benefits respectively;

•	liabilities or equity instruments related to the replacement by us of an acquired entity’s share-based payment awards are measured in accordance with IFRS 2 Share-based Payment; and

•	assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations are measured in accordance with IFRS.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, we report provisional amounts for the items for which the accounting is incomplete. Those provisional amounts are adjusted during the measurement period (see below), or additional assets or liabilities are recognized, to reflect new information obtained about facts and circumstances that existed as of the acquisition date that, if known, would have affected the amounts recognized as of that date. The measurement period is the period from the date of acquisition to the date we obtain complete information about facts and circumstances that existed as of the acquisition date, subject to a maximum of one year.

Revenue Recognition

Revenue is recognized when it is probable that the economic benefits associated with the transaction will flow to us and the revenue can be measured reliably. Revenue is measured at the fair value of consideration received or receivable.

MOLPoints

We earn revenue through the sale of MOLPoints. Revenue from MOLPoints is recognized upon utilization of the points for the online purchase of goods. Revenue is deferred for MOLPoints that have been sold to consumers but where goods have not yet been delivered at the reporting date. MOLPoints that have been sold but not activated yet are recognized as advances from consumers. MOLPoints which have been sold but not activated after 5 years will expire and are then recognized as revenue in the year of expiration.

MOLReloads

We earn revenue from the sale of prepaid mobile airtime which is recognized upon transfer of the significant risks and rewards of ownership of goods to the consumer which occurs upon the transfer of mobile airtime credits from a dealer, subdealer or retailer account to the consumer’s account.

MOLPay

Revenue is based on commission and merchant fees. Commission fees are recognized when the merchants’ transaction is completed. Merchant fees are recognized when a contract has been signed for the registration of a merchant in our payment system and the fee set forth in the contract becomes payable.

MMOG.asia

We provide web game services through our gaming portal MMOG Asia and generate revenue from selling virtual goods online, which are used by customers within online games. A fixed percentage of royalty and technical fees based on total game point utilization is paid to respective game developers on a monthly basis.

The revenue from the sale of virtual goods is deferred over the estimated consumption period of in-game virtual goods, which is typically within a short period of time after purchase of in-game credits. Purchases of virtual goods are not refundable after they have been consumed. For games which have not attained popularity and are discontinued, advance notice is given to players one month before discontinuation and top-up of game points related to the games is disallowed before discontinuation. To date, we have never been required to pay cash refunds to game players or game developers as a result of the discontinuation of a game, or for any other reason.

Other fees

Other fees are recognized on an accrual basis in accordance with the substance of the relevant agreement, provided that it is probable that the economic benefits will flow to us and the amount of revenue can be measured reliably.

We determine whether we are acting as a principal or an agent by considering who is the primary obligor of the arrangements and on whether we have discretion in setting prices to our customers. We have concluded that we are acting as an agent in all our revenue arrangements.

Income tax expense

Income tax expense represents the sum of the tax currently payable and deferred tax.

Current tax

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit before tax as reported in the consolidated statements profit or loss and other comprehensive income because of items of income or expense that are taxable or deductible in other years and items that are never taxable or deductible. Our liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the end of the reporting period.

Deferred tax

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences, unused tax losses and unused tax credits to the extent that it is probable that taxable profits will be available against which those deductible temporary differences, unused tax losses and unused tax credits can be utilized. Such deferred tax assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries and associate, except where we are able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which we expect, at the end of the reporting period, to recover or settle the carrying amount of our assets and liabilities.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and when we intend to settle its current tax assets and liabilities on a net basis.

Current and Deferred Tax for the Period

Current and deferred tax are recognized as an expense or income in profit or loss, except when they relate to items that are recognized outside profit or loss (whether in other comprehensive income or directly in equity), in which case the tax is also recognized outside profit or loss. Where current tax or deferred tax arises from the initial accounting for a business combination, the tax effect is included in the accounting for the business combination.

Development Expenditure

Development expenditure relates to costs incurred for the development of web applications, software products and programs. These costs are capitalized as development assets to the extent that such expenditure meet the following criteria:

•	the product or process is clearly defined and costs are separately identified and measured reliably;

•	the technical feasibility of the product is demonstrated;

•	the product or process will be sold or used in-house;

•	the assets will generate future economic benefits (e.g. a potential market exists for the product or its usefulness in case of internal use is demonstrated); and

•	adequate technical, financial and other resources required for completion of the project are available.

Capitalized development expenditure is stated at cost less accumulated amortization and impairment losses. Amortization is provided upon commencement of the commercial use of the web application and software products to which they relate on a straight-line basis over the period of their expected benefits, but not exceeding five years.

Other Intangible Assets

Intangible assets, including computer software that are not an integral part of the related hardware, are stated at cost less accumulated amortization and impairment losses. The recognition and measurement of impairment losses is in accordance with the impairment of non-financial assets excluding goodwill policy. Intangible assets are recognized only if it is probable that the future economic benefits that are attributable to such assets will flow to us and the costs of such assets can be measured reliably.

Amortization is provided for on a straight-line basis to write off the cost of intangible assets with a finite useful life to their residual value over the period of their expected benefits, at the following annual rates:

Software and copyright	33%
Electronic payment system	33%
Exclusive license and distribution rights of online games and reloads	20%-33%
Intellectual property	33%
Trademark	33%

Impairment of Non-financial Assets Excluding Goodwill

At the end of each reporting period, we review the carrying amounts of our non-financial assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, we estimate the recoverable amount of the cash-generating unit to which the asset belongs. When a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

Intangible assets with indefinite useful lives and intangible assets not yet available for use are tested for impairment at least annually, and whenever there is an indication that the asset may be impaired. Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss, unless the relevant asset is carried at a revalued amount, in which case the reversal of the impairment loss is treated as a revaluation increase.

Critical accounting judgments and key sources of estimation uncertainty

In the application of our accounting policies, we are required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an on-going basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods. The key assumptions concerning the future and other key sources of estimation uncertainty at the end of the reporting period that have a significant risk of causing a material adjustment to the carrying amount of our assets and liabilities within the next financial year include impairment assessment of development expenditure and goodwill and fair value measurements and valuation processes.

Development expenditure, comprising amounts capitalized for projects that have not yet been launched, were MYR2.0 million, MYR2.7 million and MYR2.7 million as of December 31, 2011, 2012 and 2013, respectively. In assessing indicators for impairment, we have considered the cash-generating ability of the related projects, likelihood of commercial launch and the risk of technology obsolescence. When value in use calculations are undertaken, management must estimate the expected future cash flows from the project or cash generating unit and choose a suitable discount rate in order to calculate the present value of those cash flows. The preparation of the future cash flows involves significant judgment and estimations. While we believe that the assumptions used are appropriate and reasonable, significant changes in the assumptions may materially affect the assessment of recoverable amounts and may lead to future impairment charges.

We assess whether there are any indicators of impairment of goodwill at each reporting date. Goodwill is tested for impairment annually and at other times when such indicators exist. When value in use calculations are undertaken, the management estimates the expected future cash flows from the asset or cash-generating unit, or CGU, and chooses a suitable discount rate in order to calculate the present value of those cash flows. While we believe that the assumptions are appropriate and reasonable, significant changes in the assumptions may materially affect the assessment or recoverable amounts and may lead to future impairment changes. The carrying amount of goodwill as of December 31, 2011, 2012 and 2013 was MYR6.8 million, MYR23.9 million and MYR79.7 million, respectively.

Some of our assets and liabilities are measured at fair value for financial reporting purposes. We determine the appropriateness of valuation techniques used and inputs for fair value measurements.

In estimating the fair value of an asset or liability, we use market-observable data to the extent that it is available. Where such data is not available, we engage third party qualified valuers to perform the valuation. Our management works closely with the qualified external valuers to establish the appropriate valuation techniques and inputs to the model used for fair value measurements. Our management reports to our board of directors, at least on a quarterly basis, the cause of fluctuations in the fair value of the assets and liabilities impacting the financial statements.

Internal Control over Financial Reporting

Our internal controls relating to financial reporting have not kept pace with the expansion of our business. Our financial reporting function and system of internal controls are less developed in certain respects than those of similar companies that operate in fewer or more developed markets and may not provide our management with as much or as accurate or timely information. The Public Company Accounting Oversight Board, or PCAOB, has defined a material weakness as “a deficiency, or a combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim statements will not be prevented or detected on a timely basis.” A significant deficiency is defined as a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of our financial reporting.

In connection with the audit of our consolidated financial statements for the year ended December 31, 2011, 2012 and 2013, we and our independent registered public accounting firm identified two material weaknesses in internal controls. These material weaknesses related primarily to the lack of segregation of duties among information technology personnel and lack of access control and audit trails over the e-pins inventory database at our Turkish micropayment system, Game Sultan, and payment service provider, PaytoGo, which we acquired in 2013.

To remedy the material weaknesses identified at our Turkey subsidiaries, we plan to adopt several measures to improve our internal control over financial reporting. Initially, we plan to have our IT manager put in place a transaction log to maintain audit trails for our e-pins inventory database. In addition, we plan to replace our current back-end system with a new system supported from our head office, which we expect to be ready before the end of the second quarter of 2014. Once this new system is in place, we expect that our management will be able to maintain administrative ID control centrally, which will restrict access to the appropriate and relevant personnel. During the IT migration to the new back-end system, we plan to dedicate additional manpower to ensure the transition is performed appropriately. In addition, our management plans to perform an internal audit of our financial and IT systems every six months. We are currently conducting a feasibility study in order to assess whether our IT controls have any additional deficiencies.

Significant deficiencies were also identified in the internal controls relating to various group companies, relating to, among other things, the lack of an internal audit and compliance department, recommended adoption of anti-bribery and impairment policies and transfer pricing matters. As our business has grown rapidly in scope and complexity, our internal controls relating to these matters have not kept pace with the growth in our business.

To remedy the significant deficiencies identified in certain subsidiaries, we plan to implement a stronger internal control system and to establish and enforce the monitoring of internal controls for critical areas involving operations, IT systems and financial reporting across all subsidiaries. We plan to:

•	engage an external consulting firm to assist us in assessing Sarbanes-Oxley compliance readiness and improving overall internal controls;

•

set up a corporate compliance department within the next twelve months that reports directly to our board of directors and will be responsible for strengthening our corporate governance, monitoring the effectiveness of our internal control over financial reporting, examining segregation of duties within our group on a regular basis, evaluating areas for improvement in our IT systems such as system interfaces used for operations and reporting modules to the main accounting system, and recommending necessary control improvements;

•	strengthen the capacity of our finance department to enable us to resolve reporting issues such as timely reconciliation and review of reports; and

•	establish controls to ensure that proper documentation is in place in the preparation of journal entries and in the overall review of our financial reporting.

We will continue to implement measures to remediate our internal control deficiencies in order to meet the deadline imposed by Section 404 of the Sarbanes Oxley Act. We expect that we may incur significant costs in the implementation of such measures. However, the implementation of these measures may not fully address the deficiencies in our internal control over financial reporting. See “Risk factors—Material weaknesses and significant deficiencies in our internal control over financial reporting have been identified, and we have not yet assessed the effectiveness of our internal control over financial reporting as required by Section 404 of the Sarbanes-Oxley Act of 2002.”

As a company with less than $1.0 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, in the assessment of the emerging growth company’s internal control over financial reporting.

Recent Accounting Pronouncements

The following table sets forth certain information with respect to new and revised standards under IFRS, which have been issued but are not yet effective and which we have not adopted early.

IFRS Standard	Application	Effectiveness
IFRS 9	Financial Instruments (IFRS 9 issued by IASB in November 2009)	Effective date to be determined.

IFRS 9	Financial Instruments (IFRS 9 issued by IASB in October 2010)	Effective date to be determined.

IFRS 9	Financial Instruments (Hedge Accounting and amendments to IFRS 9, IFRS 7 and IFRS 139)	Effective date to be determined.

Amendments to IFRS 10, IFRS 12 and IAS 27	Investment Entities	Effective for annual periods beginning on or after January 1, 2014, with earlier application permitted.

Amendments to IAS 19	Employee Benefits (Amendments relating to Defined Benefit Plans: Employee Contributions)	Effective for annual periods beginning on or after July 1, 2014, with earlier application permitted.

Amendments to IAS 32	Financial Instruments: Presentation (Amendments relating to Offsetting Financial Assets and Financial Liabilities)	Effective for annual periods beginning on or after January 1, 2014, with earlier application permitted.

Amendments to IAS 36	Impairment of Assets (Amendments relating to Recoverable Amounts Disclosures for Non-Financial Assets)	Effective for annual periods beginning on or after January 1, 2014, with earlier application permitted.

Amendments to IAS 39	Financial Instruments: Recognition and Measurement (Amendments relating to Novation of Derivatives and Continuation of Hedge Accounting)	Effective for annual periods beginning on or after January 1, 2014, with earlier application permitted.

IFRIC 21	Levies	Effective for annual periods beginning on or after January 1, 2014, with earlier application permitted.

Amendments to IFRSs contained in the document entitled Annual Improvements to IFRSs 2010—2012 Cycle		Effective for annual periods beginning on or after July 1, 2014, with earlier application permitted.

Amendments to IFRSs contained in the document entitled Annual Improvements to IFRSs 2011—2013 Cycle		Effective for annual periods beginning on or after July 1, 2014, with earlier application permitted.

We anticipate that the abovementioned standards, amendments and International Financial Reporting Interpretations Committee, or IFRIC, will be adopted in our annual consolidated financial statements when they become effective and that the adoption of these standards and amendments will not materially impact our consolidated financial statements in the period of initial application, except as described below.

Amendments to IFRS 7 and IAS 32: Offsetting Financial Assets and Financial Liabilities and the Related Disclosures

The amendments to IAS 32 clarify existing application issues relating to the offset of financial assets and financial liabilities requirements. Specifically the amendments clarify the meaning of “currently has a legally enforceable right of set-off” and “simultaneous realization and settlement.”

The amendments to IFRS 7 introduce new disclosure requirements relating to right of offset and related arrangements for financial instruments under an enforceable master netting agreements or similar arrangements. Both IAS 32 and IFRS 7 require retrospective application upon adoption.

To date, we have not entered into any such agreements or similar arrangements. However, we anticipate that the application of these amendments to IAS 32 and IFRS 7 may result in more disclosure being made with regard to offsetting financial assets and financial liabilities in the future.

IFRS 9 and Amendments relating to Mandatory Effective Date of IFRS 9 and Transition Disclosures

IFRS 9 issued by IASB in November 2009 introduces new requirements for the classification and measurement of financial assets. IFRS 9 issued by IASB in October 2010 includes the requirements for the classification and measurement of financial liabilities and for derecognition. We will be required to comply with the amendments to IFRS 9 for annual periods beginning on the effective date which is to be determined. Earlier compliance is permitted. Periods prior to the date of an entity’s compliance are not required to be restated. The IASB amended IFRS 7 concurrently with the issuance of the amendments to IFRS, introducing new disclosure requirements that are either permitted or required on the basis of an entity’s date of adoption and whether an entity chooses to restate prior periods.

The key requirements of IFRS 9 are as follows:

•

All recognized financial assets that are within the scope of IFRS 39 Financial Instruments: Recognition and Measurement are required to be subsequently measured at their amortized cost or fair value. Specifically, debt investments that are held within a business model whose objective of which is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding, are generally measured at their amortized cost at the end of subsequent accounting periods. All other debt investments and equity investments are measured at their fair values at the end of subsequent accounting periods. In addition, under IFRS 9, entities may make an irrevocable election to present subsequent changes in the fair value of equity instrument that is not held for trading) in other comprehensive income, with only dividend income generally recognized in profit or loss.

•

With regard to the measurement of financial liabilities designated as at fair value through profit or loss, IFRS 9 requires that the amount of change in the fair value of the financial liability that is attributable to changes in the credit risk of that liability, is presented in other comprehensive income, unless the recognition of the effects of changes in the liability’s credit risk in other comprehensive income would create or enlarge an accounting mismatch in profit or loss. Changes in fair value attributable to a financial liability’s credit risk are not subsequently reclassified to profit or loss. Previously, under IAS 39, the entire amount of the change in the fair value of the financial liability designated as at fair value through profit or loss was presented in profit or loss.

We anticipate that the application of IFRS 9 in the future may have significant impact on amounts reported in respect of our financial assets and financial liabilities. However, it is not practicable to provide a reasonable estimate of the effect of IFRS 9 until a detailed review has been completed.

IFRS 9 Financial Instruments: Hedge Accounting and Amendments to IFRS 9, IFRS 7 and IAS 39

This Standard introduces a new general hedge accounting model. The new general hedge accounting model will allow reporters to reflect risk management activities in the financial statements more closely as it provides more opportunities to apply hedge accounting. However, entities that apply IFRS 9 will have an accounting policy choice under the standard as to whether to apply the hedge accounting model in IAS 39 or IFRS 9. This accounting policy choice will be revisited when macro hedging project is near to its finalization.

The principal changes introduced as compared to the general hedge accounting model under IAS 39 are as follows:

•	the qualifying criteria for hedge accounting is now based on a more principles-based approach;

•	increased eligibility of hedging instruments;

•	increased eligibility of hedged items;

•	accounting for the time value component of options and forward contracts with less volatility in profit or loss; and

•	modification and discontinuation of hedging relationships.

In addition to the new chapter on hedge accounting, two other important changes were made to IFRS 9:

•

Reporting of changes in fair value of an entity’s own debts: IFRS 9 as issued by IASB in October 2010 requires an entity to present fair value changes due to own credit on liabilities designated as at fair value through profit or loss to be presented in other comprehensive income rather than in profit or loss. This requirement can only be applied when IFRS 9 is adopted. The amendment now allows entities to elect to adopt the aforementioned requirement early without applying the other requirements in IFRS 9 (i.e. an entity can continue to apply IAS 39 and yet, be able to adopt this new presentation requirement).

•

Removal of the mandatory effective date of IFRS 9: The IASB has decided to remove the mandatory effective date (January 1, 2015) from IFRS 9. The new date shall be determined when the impairment phase is closer to completion.

We are currently assessing the impact of adoption of IFRS 9 and have not made any accounting policy decision. Thus, the impact of adopting the new IFRS 9 on our financial statements cannot be determined now until the process is complete.

BUSINESS

Overview

We are the largest alternative payment facilitator for online digital goods and services in Southeast Asia, according to Frost & Sullivan. We operate a payments platform that facilitates online and mobile commerce for consumers in emerging and other markets by providing a vast network of payment channels that accept payment using cash and online methods. Our physical distribution network comprises more than 920,000 physical locations in 13 countries across four continents where we maintain a local presence as of March 31, 2014 and physical locations in other countries where we have relationships with aggregators that distribute our products through channels with which they have relationships. We also have mobile and electronic distribution channels that accept major credit cards and online banking from 94 banks globally as of March 31, 2014. Our primary product is our MOLPoints micropayment system, which sells payment credits that can be used by consumers to purchase online game credits and other digital content, including Facebook Game Cards. We also operate MOLReloads, a distribution network that distributes prepaid mobile airtime and digital content; MOLPay, a payments solution for online merchants; and MMOG.asia, an online games portal. We plan to launch MOLWallet, an online and mobile payment processing and money transfer system in Malaysia in 2014. Our products provide various opportunities to acquire and retain customers and their payment credentials, which present cross-selling opportunities for our existing and future solutions. Our user base consists of both registered and unregistered users.

MOLPoints can be used to purchase credits that can be used in thousands of online games and other digital content, from over 450 content providers as of March 31, 2014. We operate in markets that are largely cash-based and offer consumers the opportunity to purchase MOLPoints in cash through our physical distribution network, which comprises chain operators such as 7-Eleven, individual retailers such as cybercafés, and aggregators such as e-pay. Our physical distribution network for MOLPoints includes our MOLReloads distribution network in Malaysia, the Philippines and Thailand. In addition, MOLPoints are available for purchase using credit cards, through online banking and at electronic kiosks in retail locations. We currently operate local websites for MOLPoints, or equivalent products for local markets, in 13 countries, namely Malaysia, Thailand, Turkey, the Philippines, Singapore, Indonesia, India, the United States, Australia, Brazil, Taiwan, Vietnam and New Zealand.

MOLReloads distributes electronic vouchers, or e-vouchers, for pre-paid mobile airtime and digital content including MOLPoints. Consumers can purchase prepaid mobile airtime for most major mobile service providers in Malaysia, the Philippines and Thailand through our MOLReloads distribution network, which comprises chain operators, including more than 1,500 7-Eleven convenience stores as of March 31, 2014, cybercafés and bookstores, and in the Philippines, individual distributors who distribute e-vouchers through mobile phones. In January 2014, we entered into an agreement with InComm, a provider of pre-paid products, services and transaction technologies, pursuant to which we plan to distribute point-of-sale activated, or POS-activated, pre-paid gift cards through our MOLReloads distribution network.

MOLPay is an integrated payments solution for online merchants, which offers cash, online banking and credit card payment processing options for their consumers. MOLPay is currently offered in Malaysia and Vietnam, and we expect to launch MOLPay in Indonesia in 2014. MOLPay has an agreement with MyClear, a subsidiary of BNM, to serve as a third party (non-bank) acquirer for e-commerce. In addition to online banking and credit card payment, MOLPay has agreements with various distribution partners for collecting payments at more than 22,000 additional physical cash payment points in Malaysia, Singapore and Indonesia, including at 7-Eleven and other convenience stores, cybercafés and petrol stations, which are in the process of being rolled out in 2014. We own 51% of MOLPay Sdn. Bhd., which operates MOLPay. As of March 31, 2014, consumers could use MOLPay to make purchases from 3,455 online merchants.

MOLWallet is our planned account-based online and mobile payment processing and money transfer system that is designed to effectively replace a physical wallet using a mobile phone. Account holders will be able to pay for digital and physical retail goods and services, pay third party bills, reload pre-paid accounts for mobile airtime and other mobile applications as well as perform peer-to-peer money transfers through a convenient, secure and intuitive online or mobile interface with multiple payment methods. MOLWallet uses technology that was developed by NganLuong Joint Stock Company, or NganLuong, an online payments solutions provider based in Vietnam that we acquired in 2013. We plan to launch MOLWallet in Malaysia in 2014.

MMOG.asia is an online games portal that operates licensed games in Southeast Asia, including through localized portals operated in local languages for Malaysia, Thailand and Indonesia. MMOG.asia accepts MOLPoints to purchase game credits for games that it operates. We acquired MyCNX, which operates MMOG.asia, in November 2012.

In recent years, we have evolved our product offering in response to consumers’ increasing use of mobile devices for online activities. In each country where we operate a local website for MOLPoints, we also operate a local mobile website, which facilitates access to our website for consumers using mobile devices. We have increasingly partnered with content providers to collect payments for mobile content through MOLPoints. We have mobile carrier billing partnerships with 23 telecommunications service providers operators in eight countries, which offer further exposure to mobile consumers who can pay for MOLPoints through the deduction of prepaid mobile airtime or, with respect to post-paid users, on their monthly statement. For MOLPay, we have a mobile enabled application program interface, or API, which facilitates payment for m-commerce transactions. Furthermore, MOLWallet, which we plan to launch in Malaysia in 2014, is our first product that is targeted primarily to mobile consumers, and MMOG.asia plans to launch ten mobile games in 2014 including mobile games for the Malaysia, Thailand and Indonesia markets.

We have experienced substantial growth in recent years. In 2011, 2012 and 2013, respectively, consumers conducted 7,561,340, 9,089,171 and 16,120,472 transactions on our MOLPoints platform, involving an aggregate value of MYR175.3 million, MYR371.8 million and MYR589.3 million. For 2011, 2012 and 2013 our revenue was MYR63.2 million, MYR95.6 million and MYR171.5 million, respectively.

Our Platform

Our platform connects consumers in emerging markets and other markets with digital content providers, telecommunications service providers and online merchants by providing a vast network of distribution channels that accept cash and online payment methods. Our business is based on three pillars: (i) our distribution network, (ii) the digital content offered by our content providers partners and (iii) our user community. As of March 31, 2014, we offer our users online game credits and other digital content from more than 450 content providers through MOLPoints; prepaid mobile airtime from most major service providers in Malaysia, Thailand and the Philippines through MOLReloads; and access to e-commerce from more than 3,400 online merchants through MOLPay. Our distribution network comprises physical locations that accept cash among other forms of payment, in addition to our mobile and electronic distribution channels, which accept credit cards and online banking. Our platform enables us to broaden our offerings to our users with relative ease. Our user community comprised 4.4 million MOLPoints registered members as of December 31, 2013, in addition to non-registered users who purchase our products directly.

The following diagram illustrates the key components of our platform.

Our Strengths

We are the largest alternative payment facilitator for online digital goods and services in Southeast Asia, according to Frost & Sullivan. Our focus on providing better ways for our user community in Southeast Asia and beyond to transact online and using mobile devices has helped us develop the following competitive strengths:

Extensive distribution network

Our services are convenient for consumers because they can purchase our products through our broad distribution network, including physical locations, our website and mobile carrier billing. Our physical distribution network includes more than 920,000 physical locations in 13 countries where we maintain a local presence. In addition, we also sell our products in many other countries through our website. While many of our channels are independent and small local merchants, we also have distribution partnerships with national chains such as 7-Eleven, banks and online service providers to provide broad access for consumers and additional scalability.

Broad content offering

MOLPoints are attractive for our users because they can be used to purchase game credits and other digital content from over 450 content providers, including global companies, such as Blizzard and Facebook, and local companies, such as Asiasoft and Garena. Collectively, they provide thousands of online games, in addition to the 18 game titles we operate directly through MMOG.asia, in each case as of March 31, 2014. MOLPay, our latest product offering, is already accepted by more than 3,400 online merchants as of December 31, 2013.

Active, paying user community

MOLPoints had over 4.4 million registered members as of December 31, 2013, of which approximately 1.2 million were active paying users. MOLPoints also serves consumers who are not registered users but purchase MOLPoints directly through an online game’s website. We also had over 700,000 Facebook fans as of December 31, 2013. In addition, MMOG.asia had more than 110,000 active paying users as of December 31, 2013. During the year ended December 31, 2013, 28.0% of MOLPoints’ registered users purchased an average of MYR393.0 worth of MOLPoints.

Powerful network effects

As we expand our distribution network and extend the range of content that can be purchased using MOLPoints, we believe our platform becomes more compelling for users. As we grow our user base, we expect to attract more content and merchants. As we grow our global content, we become more attractive to local distribution channels, which further helps us in acquiring more such channels. For example, we were able to forge a partnership with Alfamart convenience store, a nationwide chain operator in Indonesia due to our global content offering. As we grow our distribution channels, we become more relevant for global companies who do not have a localized distribution platform in emerging markets. Hence, our channels, content and user community interplay with each other to provide a network effect. In 2013, our users made 16.1 million separate transactions, representing an 77.4% increase from 9.1 million transactions in 2012. Also, in 2013, our users spent MYR589.3 million using our MOLPoints platform, representing a 58.5% increase from MYR371.8 million in 2012. These network effects drive growth and make us a natural partner for global companies seeking to monetize in emerging markets.

Scalable financial model

Our business model provides strong operating leverage. The strength of our content partners and the portable nature of digital content serve to reduce our user acquisition costs as we expand internationally. We believe that potential distribution channels in new markets are attracted to the content offered by our partners, which facilitates our cultivation of a local distribution network when we enter new markets organically. In cases where we have expanded to new markets by acquiring an existing distribution network, the content offered by our partners, which includes regional and global content, has facilitated rapid revenue increases that offset the cost of acquisition. In 2011, 2012 and 2013, based on marketing expenses of MYR1.2, MYR1.8 and MYR8.3 million, respectively, and 0.8, 1.3 and 1.7 million new MOLPoints registered members during those same years, we spent an average of MYR1.5, MYR1.4, and MYR5.0, respectively, per new registered member. In addition, our business uses capital efficiently. For the period from 2011 through 2013, our average annual capital expenditures were only 8.0% of revenue, resulting in steady cash flow.

Flexible technology platform

Our proven and accessible platform for micro-transactions makes us a natural partner for global content providers seeking to monetize online activity in emerging markets. Our platform makes it possible for 61% of the population in Southeast Asia which do not have a credit card or bank account as of December 31, 2013, according to Frost & Sullivan, to buy physical or virtual goods and services online and through mobile devices. Website and mobile application developers can easily embed our payment tools into their products. Our acquisitions have allowed us to incorporate technologies that we have then leveraged across our platform. For example, MOLWallet uses technology that was developed by NguanLuong, an online payments solutions provider based in Vietnam in which we acquired a 50% interest in 2013.

Proven execution

We maintain a local presence in 13 countries across four continents. We have a successful track record of expanding into new countries organically and through acquisition. Since 2009, we have made ten acquisitions in seven countries. We have developed the ability to plug our technology platform into existing country-specific user communities and base of distribution partners, while retaining local operational autonomy. Further, we have a proven approach for selecting appropriate markets for entry and acquisition targets that fit our corporate culture. We continue to augment our senior leadership team with local talent from each acquisition. Four of our top nine executives originated from our acquisitions. As a result, we have a multicultural management team that provides us with immense local expertise. Our executives have an average of 12 years of experience in their respective industries, and have on average seven to eight years of experience at MOL and companies acquired by MOL.

Our Strategies

Our vision is to connect consumers in the emerging markets to the online and mobile economy. To this end, we seek to expand upon our market leadership in Southeast Asia and become the online and mobile payment network of choice for the emerging world. In addition to growing our customer base, our business strategy includes the following:

Expand to new markets

We continue to aggressively search for new opportunities where we can execute our strategy in emerging markets, including the Middle East and North Africa, Latin America, and Eastern Europe. Since we commenced operations in Malaysia in 2000, we have successfully entered and grown in seven new countries through acquisitions. Our investment in Game Sultan, which currently serves the Turkish market, is intended as a beachhead for expansion into the Middle East and North Africa, and our investment in Rixty, which currently serves the United States and Brazil markets, is intended to facilitate further expansion in South America. For each of our acquisitions, we have identified an appropriate market for our products and a local business that fits well with our culture, and have integrated our platform and products into its existing user base. We have grown organically in other markets by establishing a local subsidiary in such markets to develop relationships with local distribution channels. We believe our relationships with content providers make us an attractive partner for distribution channels, and also reduce the cost of content acquisitions as we enter new markets.

Broaden our product penetration across our markets

Malaysia is currently the only country where we offer all of our products. We currently have a local presence in 13 countries where we offer MOLPoints locally, while we offer MOLReloads and MMOG.asia in only three countries each and MOLPay in only two countries. We aim to leverage our existing distribution network to deepen our product offering across our current markets and replicate our success in Malaysia in all countries where we operate.

The following table illustrates our products in each country where they are offered.

# of Countries	Countries in Operations	Future Growth

13	Malaysia, Thailand, Turkey, Philippines, Singapore, Indonesia, India, USA, Brazil, Taiwan, Vietnam, New Zealand, Australia	New Markets

3(1)	Malaysia, Thailand, Philippines

2(1)	Malaysia, Vietnam	Remainder of existing markets and potential new markets

3(2)	Malaysia, Thailand, Indonesia

Notes:

(1)	We plan to launch MOLReloads in Singapore and MOLPay in Indonesia in 2014.

(2)	MMOG.asia operates localized platforms in five languages for the Malaysia, Thailand and Indonesian markets and is used by game players throughout Southeast Asia.

Execute our mobile strategy

With a network of more than 450 content providers that accept MOLPoints, we are among the largest payment system operators for digital content in Southeast Asia. We seek to extend this lead and enhance our users’ mobile experience by expanding the breadth of mobile content that can be purchased with MOLPoints. To this end, we seek to forge partnerships with Apple and Google to integrate MOLPoints into the iTunes and Google Play applications ecosystems. We also intend to build on our partnerships with mobile carriers across different geographic regions to implement carrier billing for MOLPoints in order to provide additional payment options to our users.

Expand our online merchant network

We seek to expand our e-commerce footprint and grow the volume of transactions on our payment platforms by increasing our merchant base, launching more cash-based payment channels and rolling out our products and services in new markets. Currently, we provide payment services to customers for over 3,400 online merchants. We are working aggressively to expand our merchant base in Malaysia while extending organically into Singapore and Indonesia. To enhance our attractiveness to merchants, we are strengthening our distribution network, by activating more than 22,000 physical cash payment points in Malaysia, Singapore and Indonesia, which are in the process of being rolled out in 2014. Similarly, new products such as MOLWallet, which we plan to launch in Malaysia in 2014, are intended to make us a more attractive partner for online merchants. We also continue to evaluate new geographies and acquisition opportunities to extend our network of online merchants, a core focus of which is mobile commerce.

Accelerate “real world” payments

Our strategy to address payments made in the “real” or non-virtual world serves both our users, many of whom lack access to traditional banking services, as well as our distribution partners, which may gain access to new customers by adopting our payment products. MOLReloads is an established provider of real world payment services, primarily with respect to prepaid mobile airtime, and we intend to expand its product offerings. For example, we have signed an agreement with Touch’n Go, the leading operator of “near field communication” payment services in Malaysia to provide reload services for their prepaid payment service and are in the process of rolling-out bill payment services through the MOLReload distribution network. In addition, pursuant to our recent partnership with InComm, we plan to sell POS-activated gift cards to consumers through this distribution network as well. We also plan to launch MOLWallet in Malaysia in 2014 to facilitate payment for non-virtual products using mobile devices that can be topped up at our physical distribution locations. As our company develops its reputation as a trusted real world payment services provider, we intend to expand our non-virtual payments services to service smaller merchants and retailers. Our planned MOLCube product is a mobile point of sale terminal intended to be used by small retailers, to which banks may be reluctant to provide credit card payment terminals.

Our Products

Our primary product is our MOLPoints micropayment system, which sells payment credits that can be used to purchase online game credits and other digital content. We also operate MOLReloads, a distribution network for pre-paid mobile airtime and digital content, including MOLPoints; MOLPay, a payments solution which enables online merchants to collect payment from e-commerce buyers; and MMOG.asia, which operates licensed games. We plan to launch MOLWallet, an online and mobile payment processing and money transfer system, in Malaysia in 2014. We believe our products are highly synergistic and help to accelerate growth across our entire business.

In recent years, we have evolved our product offering in response to consumers’ increasing use of mobile devices for online activities. We have a mobile website for MOLPoints, which facilitates access to our website for consumers using mobile devices. We have increasingly partnered with merchants to collect payments for mobile content through MOLPoints. We have mobile carrier billing partnerships with 23 telecommunications service providers in eight countries, which offer further exposure to mobile consumers who can pay for MOLPoints through the deduction of pre-paid mobile airtime or, with respect to post-paid users, on their monthly statement. For MOLPay, we have a mobile-enabled application program interface, or API, which facilitates payment for m-commerce transactions. Furthermore, MOLWallet, which we plan to launch in Malaysia in 2014, is our first product that is targeted primarily to mobile consumers, and MMOG.asia plans to launch ten mobile games in 2014 including mobile games for the Malaysia, Thailand and Indonesia markets.

MOLPoints

Our MOLPoints micropayment system serves as a bridge connecting consumers with content providers, which enables consumers to purchase digital content, including online game credits. Rather than purchasing game credits for use only with a single game or game operator, consumers can purchase and store MOLPoints for use with thousands of games operated by more than 450 content providers as of March 31, 2014. MOLPoints can also be used to purchase other digital content such as Facebook Game Cards, digital music including on Spotify, and virus protection software. We are continually adding content providers and digital content to our platform. In 2011, 2012 and 2013, MOLPoints’ segment revenue, which includes sales of digital content through our MOLReloads distribution network, was MYR30.7 million, MYR58.2 million and MYR102.5 million, respectively, representing 48.6%, 60.9% and 59.8%, respectively, of our total revenue.

The following table sets forth certain data with respect to MOLPoints as of the specified dates and for the specified periods.

	As of and for the year ended December 31,
	2011	2012	2013
Registered Members(1)	1,475,912	2,791,774	4,443,886

Active paying users(2)	395,185	714,498	1,245,627

Volume(3) (MYR in millions)
Volume from registered members(4)	147.8	308.3	489.6
Direct purchase volume(5)	27.5	63.4	99.8
Total volume	175.3	371.8	589.3
Malaysia	136.0	187.7	214.5
Southeast Asia (other than Malaysia)	34.5	178.6	265.4
Turkey(6)	—	—	86.6
Rest of the world	4.8	5.5	22.8
Total volume	175.3	371.8	589.3

Transactions(7)
Transactions by registered members	7,319,815	8,639,866	14,940,481
Transactions through direct purchase	241,525	449,305	1,179,991
Total transactions	7,561,340	9,089,171	16,120,472

AVPPU(8) (MYR)	374.0	431.6	393.0

Notes:

(1)	Registered members refers to the number of MOLPoints accounts that have been registered as of the end of a period.

(2)	MOLPoints active paying users is the number of unique MOLPoints accounts that have been used to purchase or redeem MOLPoints during the preceding twelve month period.

(3)	MOLPoints volume is the total retail value of content purchased through redemption of vouchers for games and other digital content provided by content providers using MOLPoints during the period.

(4)	Volume from registered members refer to the total volume of content purchased through redemptions of MOLPoints in registered MOLPoints accounts during a period.

(5)	Direct purchase volume refers to the total volume of content purchased through redemptions of MOLPoints, or vouchers provided by content providers, during a period without creating a registered MOLPoints account.

(6)	Prior to our acquisitions of 70% of each of Game Sultan and PaytoGo in 2013, we did not have operations in Turkey.

(7)	Transactions refers to the number of unique purchases of MOLPoints, in any volume, during a period.

(8)	MOLPoints average volume per paying user, or AVPPU, is equal to volume from registered members for a period divided by the number of active paying users as of the end of the period.

Because we operate in markets that are still largely cash-based, we distinguish ourselves by offering consumers a network of more than 920,000 physical distribution locations, most of which accept cash payment for MOLPoints, including chain operators such as 7-Eleven convenience stores, individual retailers such as cybercafés, and aggregators such as e-pay. With relatively low penetration rates of credit cards and online banking in most markets where we operate, physical distribution partners are important means of distribution of MOLPoints. For example, the credit card penetration rate in 2013 was 16.7% in Malaysia, 7.8% in Thailand, 16.9% in Turkey, 5.0% in the Philippines, 1.5% in Vietnam and 2.6% in Indonesia, according to Frost & Sullivan. Our physical distribution partners also offer a convenient and accepted payment method for consumers who may be reluctant to use their credit cards online due to security concerns. MOLPoints are also available for purchase using credit cards, through online banking and at electronic kiosks. While the majority of MOLPoints have historically been distributed through physical channels, we expect increasing contribution from electronic and mobile distribution channels as our target markets mature.

MOLPoints was initially launched in Malaysia in 2001 and has grown substantially, particularly through our ongoing relationship with 7-Eleven Malaysia, which is ultimately controlled by our major shareholder. As of March 31, 2014, MOLPoints could be purchased through our MOLReloads distribution network at more than 1,500 7-Eleven convenience stores across Malaysia. We currently operate localized MOLPoints websites, and mobile websites, for Malaysia, Thailand, Turkey, the Philippines, Singapore, Indonesia, India, the United States, Australia, Brazil, Taiwan, Vietnam and New Zealand. In countries where we do not operate a local website, MOLPoints can be purchased from our global website at www.mol.com/global. Certain content, such as game credits for localized online games, is available for purchase using only MOLPoints issued in the country or countries where such content is offered. Other content, such as Facebook Game Cards, can be purchased using MOLPoints issued in any country where we operate, or through our global website.

How MOLPoints Works

When a consumer purchases MOLPoints through any of our distribution channels, the consumer can choose to have the MOLPoints credited directly to a registered MOLPoints account or a MOLPoints voucher can be issued to the consumer. A MOLPoints voucher can be credited to a registered MOLPoints account or redeemed for content directly at a content provider’s website. While the substantial majority of MOLPoints vouchers are distributed as e-vouchers, certain of our physical distribution partners in Malaysia and Singapore distribute MOLPoints vouchers in the form of physical cards.

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Registered MOLPoints Accounts.    A user becomes our registered member by creating a registered MOLPoints account for free and quickly on our website using a valid email address. MOLPoints can be credited to a registered MOLPoints account either by entering the relevant account details at the point of purchase or by entering a MOLPoints voucher into the MOLPoints account on our website. All MOLPoints associated with a given MOLPoints voucher must be credited to a single account. Consumers can pay with MOLPoints from their account when purchasing game credits or other content on our website. For example, if a consumer purchases online game credits using MOLPoints on our website, we either issue a game voucher that consumer can redeem for game credits at the game’s website or if the merchant is integrated with our website, the MOLPoints can be deducted from the user’s MOLPoints account and credited automatically at the relevant game site. As of December 31, 2013, we had 4,443,886 registered members, of which 1,458,520 were consumers in Malaysia.

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Direct Purchase.    We also offer a direct purchase feature that is available for approximately half of the games for which game credits are available for purchase using MOLPoints. Direct purchase enables consumers to redeem a MOLPoints voucher for content directly from a content provider at its website. For example, a consumer may purchase online game credits using a MOLPoints voucher at the game’s website, with no need to first redeem a MOLPoints voucher to purchase a game voucher at our website. Our integrated application programming interface, or API, enables the content provider to verify the authenticity of the MOLPoints voucher during the purchase process.

The permitted use and distribution format of MOLPoints may differ from one country to another, depending on the regulatory restrictions that may apply to the local operations. Similarly, the contractual arrangements between us and content providers may differ from one country to another.

MOLPoints are unique to each country where we accept local currency, namely Malaysia, Thailand, the Philippines, Singapore, Indonesia, India, the United States, Australia, Brazil, Taiwan, Vietnam and New Zealand. Similarly, our 70%-owned subsidiary, Game Sultan, accepts Turkish Lira for G-Cash, a product that is substantially similar to MOLPoints and is included in references to “MOLPoints” throughout this prospectus. MOLPoints are fungible with MOLPoints issued in the same country but are not fungible with MOLPoints issued in other countries. MOLPoints purchased through www.mol.com/global are not fungible with any other MOLPoints from any country where we maintain a local presence. Certain content that can be purchased with MOLPoints, such as digital music and Facebook Game Cards, is available to consumers in multiple countries. Because consumers in different countries may pay for such content using MOLPoints that are not fungible, we use foreign currency exchange rates to determine the cost of such content in MOLPoints issued in each country where we maintain a local presence and in MOLPoints issued by us. Such foreign currency exchange rates are adjusted on a weekly basis.

As a result of regulatory restrictions in Malaysia relating to online payments, we are required to limit the balance of MOLPoints in a registered account to MYR500. For accounts based in a country where we accept local currency other than Malaysia, the balance is not permitted to exceed the local currency equivalent of MYR500. For accounts based in all other countries, transactions are denominated in U.S. dollars and the balance is not permitted to exceed the U.S. dollar equivalent of MYR500. For all accounts based outside Malaysia, we adjust the balance limit whenever the exchange rate between the applicable currency and Malaysian Ringgit fluctuates by at least 5% since the most recent adjustment. With a view to potentially increasing the balance limit for all MOLPoints accounts globally, in 2013, we applied to BNM to increase the regulatory limit for accounts based in Malaysia to MYR1,500, and our application is currently pending.

The volume of MOLPoints sold has increased substantially in recent years to MYR589.3 million in 2013 from MYR371.8 million in 2012 and MYR175.3 million in 2011, representing a compound annual growth rate of 83.3%.

Content Providers

MOLPoints can be used to purchase digital content, including thousands of online games, from over 450 content providers as of March 31, 2014. Our content providers primarily comprise global game operators, such as Blizzard, global games platforms, such as Facebook, and regional content providers, such as Asiasoft in Southeast Asia and Garena Southeast Asia and Taiwan. We also offer MOLPoints for Facebook, an application that enables users to perform MOLPoints transactions, such as topping-up their Facebook balance and game credits, without logging off from Facebook. In addition, MOLPoints can be used to purchase game credits for all games operated on our games portal, MMOG.asia, and other digital content such as digital music and virus protection software.

We continually seek to add new digital content and content providers to MOLPoints, with an increasing emphasis on mobile content including mobile games and music. Prior to 2006, our content providers were primarily local online game operators in Malaysia and Singapore. In 2007, operators of massive multi-player online role-playing games, or MMORPGs, based in China, Taiwan and Korea began to access Southeast Asian markets, primarily in Singapore and Malaysia, where players tend to be comfortable playing games in English and Simplified Chinese. Beginning in 2008, the number of players based in Southeast Asia playing online games published in the United States increased substantially, prompting game operators in the United States to work with us to monetize this gaming activity. In 2010, driven by the increasing popularity of online games and social games, and the desire to increase revenue from players without access to credit cards, Facebook began to accept MOLPoints as payment for game credits. More recently, well-known global game and platform operators, including Blizzard, have adopted MOLPoints for players in Southeast Asia.

In 2013, MOLPoints’ fastest growing segment was mobile content, with many online game operators also publishing their games on smartphone platforms. Mobile content available to MOLPoints users also includes content from music distributors, such as Spotify and instant messaging providers, such as LINE.

MOLPoints are utilized primarily by consumers to purchase online game credits, which generally operate under the “free-to-play” model. Under the free-to-play model, game operators allow players to play a game for free but players are required to use game credits in order to purchase in-game virtual items and virtual currency. Historically, game operators had self-published games for local distribution and would generally sell game credits directly to players. In recent years however, games have increasingly been distributed on a much broader, regional or global scale, often through distribution platforms such as Facebook, smartphone application stores, and operating system such as Apple iOS and Android. By offering consumers the ability to purchase game credits for multiple games in multiple markets, MOLPoints are well-suited to games that are platform-based and distributed regionally or globally.

We believe game operators benefit from adopting MOLPoints because MOLPoints allow game operators to reach active and paying game players who make in-game purchases regularly. This is particularly important with respect to mobile game operators, which can suffer from a lack of visibility in app stores. We also work with online game developers to market their games through our distribution network, including by posting game posters at local cybercafés and other retail stores, organizing game tournaments and running joint promotions with our distribution partners. We have supported marketing and promotional campaigns, both online and offline, for our global partners, including Facebook, Blizzard and Wargaming, among others. We manage GST/VAT and local regulations on behalf of merchants, and we offer real time sales support to our merchants through our MOL Merchant Administration Portal, which allows merchants access to reports that show individual sales transaction records, including the order identification number, the date, time, status and currency of each transaction. Merchants are able to select reports based on a specified range of dates with the ability to sort reports.

Our agreements with content providers are either on a purchase basis, which means that we purchase digital content at a discount for resale, or a fulfillment basis, which means that we sell digital content on behalf of the content provider in exchange for a commission or service fee based on the value of content purchased by consumers using MOLPoints, among other factors. In each case, discounts and commissions from content providers are typically 20% of volume but can vary depending on local market practice, the content provider, and the content. In 2011, 2012 and 2013, approximately 67.6%, 77.2% and 75.0% of the content purchased by consumers using MOLPoints was distributed pursuant to purchase agreements, with the remainder on a fulfillment basis. Our agreements with content providers are typically for a term of one year with automatic renewal and may be terminated by either party on 30 days’ written notice. We and our content providers generally invoice each other monthly and require payment within 15 days following the date of the invoice. MMOG.asia accounted for 15.6%, 8.1% and 4.6% of total fees earned from MOLPoints in 2011, 2012 and 2013, respectively, and accounted for a greater proportion of the total fees earned from MOLPoints in 2011 and 2012 than any other content provider. In 2013, Garena accounted for 4.8% of the total fees earned from MOLPoints, which was more than any other content provider.

Distribution Network

MOLPoints payment credits are sold at more than 920,000 physical locations in 13 countries across four continents where we maintain a local presence and physical locations in other countries where we have relationships with aggregators who distribute our products through channels with which they have direct relationships. MOLPoints payment credits are also available for purchase electronically over the internet, through mobile devices and at electronic kiosks, using credit cards or online banking.

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Physical.    We operate in markets where many consumers primarily use cash for their online purchases, often because they lack access to credit cards and online banking. In order to meet this demand, we offer MOLPoints for sale through our vast network of chain operators such as 7-Eleven convenience stores, individual retailers such as cybercafés, aggregators such as e-pay and consumer-operated kiosks. MOLPoints is the only micropayment system for online game credits that is offered by 7-Eleven

Malaysia, which is the largest nationwide retail chain operating 24 hours a day, 7 days per week in Malaysia. 7-Eleven Malaysia is ultimately controlled by our major shareholder. In 2011, 2012 and 2013, respectively, 54.1%, 28.2% and 18.1% of the total value of MOLPoints distributed was distributed by 7-Eleven Malaysia convenience stores and no other physical distribution partner or chain of physical distribution partners accounted for the distribution of more than 5% of the total value of MOLPoints distributed in any of these years. We also earn revenue from sales of MOLPoints at 7-Eleven convenience stores in Singapore and Thailand. In Singapore we have distribution agreements with 7-Eleven convenience stores, while in Thailand we have a distribution agreement with Advance MPay, a mobile service provider that distributes MOLPoints through 7-Eleven convenience stores. Typically, our agreements with physical distribution partners are for a term of one year and may be terminated by either party upon 30 days’ prior written notice. We pay a commission to the physical distribution partners based on the value of MOLPoints sold. Typically, we invoice physical distribution partners weekly and are paid within 14 days following the date of the invoice. In 2011, 2012 and 2013, respectively, 71.6%, 80.5% and 64.4% of the total value of MOLPoints distributed was distributed by our physical distribution partners.

In Malaysia, the Philippines and Thailand, our physical distribution network for MOLPoints also includes our proprietary MOLReloads distribution network, which serves to reduce our costs in connection with such distribution. For a discussion of distribution of digital content, including MOLPoints, through our MOLReloads distribution network, see “—MOLReloads—MOLReloads Distribution Network.”

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Electronic.    Consumers can purchase MOLPoints electronically using credit cards or online banking from 94 banks. We operate local websites for each of Malaysia, Thailand, Turkey, the Philippines, Singapore, Indonesia, India, the United States, Australia, Brazil, Taiwan, Vietnam and New Zealand. To purchase MOLPoints through online banking, a consumer logs on to our website and selects the bank to be used for payment and the payment is deducted from the user’s bank account. The bank then credits the amount of the payment, net of a commission that is retained by the bank, to our bank account. To purchase MOLPoints using a credit card, a consumer logs on to our website and selects a payment channel, such as MOLPay, Paypal or Moneybooker, among others. The payment channel processes the payment and credits the amount of the payment net of the payment processor’s commission, to our bank account. For purchases of MOLPoints through a registered account, the consumer’s new balance of MOLPoints is reflected immediately upon payment. In 2011, 2012 and 2013, respectively, 28.4%, 19.5% and 35.6% of the total value of MOLPoints distributed was distributed through electronic distribution channels.

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Mobile.    We also have mobile carrier billing arrangements with SingTel in Singapore and Turkcell, Avea and Vodafone in Turkey whereby telecommunications service providers sell MOLPoints to consumers who are billed on their monthly mobile phone statement. In Singapore, SingTel GXCredits allows SingTel pre-paid and post-paid mobile users to purchase MOLPoints by short-message-services, or SMS, and pay for their MOLPoints through the deduction of pre-paid credit or on their monthly statement. These telecommunications service providers collect payment on our behalf and retain a commission that is reflected in the amount they are required to remit to us. The proportion of MOLPoints distributed through our mobile distribution channels has grown steadily but does not represent a material portion of our total distribution of MOLPoints in 2011, 2012 or 2013.

Outside of the 13 countries where we operate local websites, MOLPoints are primarily sold through aggregators, which are distributors that use a variety of third party distribution channels and charge us a commission for their distribution. Such sales accounted for less than 1% of our total sales of MOLPoints in each of 2011, 2012 and 2013.

In several countries where we have acquired distribution platforms, MOLPoints are distributed through the existing platform that we have acquired. These include LoadCentral in the Philippines, Ayopay in Indonesia, Game Sultan in Turkey, NganLuong in Vietnam and Rixty in the United States and Brazil.

MOLReloads

MOLReloads distributes electronic vouchers, or e-vouchers, for pre-paid mobile airtime and digital content including MOLPoints. Consumers can purchase pre-paid mobile airtime for most major mobile service providers in Malaysia, the Philippines and Thailand through our MOLReloads distribution network, which comprises chain operators, including more than 1,500 7-Eleven convenience stores as of March 31, 2014, cybercafés and bookstores, and, in the Philippines, individual distributors who distribute e-vouchers through their mobile phones. In February 2014, we entered into an agreement with InComm, a leading provider of pre-paid products, services and transaction technologies, for the distribution of point-of-sale activated, or POS-activated, pre-paid gift cards through our MOLReloads distribution network. While the agreement covers territories of Malaysia, Singapore, Indonesia, the Philippines, Thailand and Vietnam, we initially plan to sell POS-activated pre-paid gift cards in Malaysia, Thailand and Singapore, which will represent MOLReloads’ entry into the Singapore market. Sales of digital content, including MOLPoints, through our MOLReloads distribution network are accounted for under MOLPoints. In 2011, 2012 and 2013, MOLReloads’ segment revenue, which comprises sales of mobile airtime through our MOLReloads distribution network, was MYR31.4 million, MYR30.9 million and MYR34.5 million, respectively, representing 49.7%, 32.4% and 20.1%, respectively, of our total revenue.

The following table sets forth certain data with respect to MOLReloads as of the specified dates and for the specified periods.

	As of and for the year ended December 31,
	2011	2012	2013
Active retailers(1)
Malaysia	1,689	1,787	1,930
Philippines	38,387	30,452	35,151
Thailand	—	—	123
Total active retailers	40,076	32,239	37,204
Volume(2) (MYR in millions)
Malaysia	852.8	991.8	1,123.5
Philippines	70.7	71.8	88.3
Thailand	—	—	2.2
Total volume	923.6	1,063.5	1,214.0

Notes:

(1)	Active retailers refers to the total of number of MOLReloads terminals in Malaysia and Thailand as of the end of the period, in each case which have sold at least one MOLReloads e-voucher during the preceding twelve months, and the number of individual distributors in the Philippines as of the end of the period, which have sold at least one MOLReloads e-voucher during the preceding month.

(2)	Volume refers to the total retail value of pre-paid mobile airtime distributed by MOLReloads during a period.

How MOLReloads Works

MOLReloads distributes e-vouchers through a distribution network comprising terminals located in retail stores operated by chain operators such as 7-Eleven, and at cybercafés and bookstores, and in the Philippines, individual distributors’ smartphones. E-vouchers issued by our MOLReloads terminals and web-based interface are printed on paper, while e-vouchers purchased from individual distributors using smartphones are in the form of an SMS sent by the distributor to the consumer. For mobile airtime e-vouchers, the consumer tops up their mobile airtime by inputting the mobile airtime e-voucher into their mobile phone upon which mobile airtime data and usage are uploaded to the mobile prepaid service operator’s system. For digital content e-vouchers, the consumer enters the digital content e-voucher directly at the merchant’s website to purchase content. MOLReloads maintains sales information and data for reconciliation and invoicing purposes and is supported by a web-based management tool that provides real-time sales analysis. We earn revenue by either purchasing e-vouchers at a discount for resale through our MOLReloads distribution network or charging a commission for e-vouchers sold through our MOLReloads distribution network, depending on our agreement with the applicable telecommunications service provider or content provider. Generally, for e-vouchers that we purchase for resale, we invoice the distributor weekly, and for e-vouchers that we sell on behalf of telecommunications service providers, we invoice the distributor monthly.

Telecommunications Service Providers

The substantial majority of the e-vouchers that we sell through our MOLReloads distribution network are issued by telecommunications service providers. We sell prepaid mobile airtime for 23 telecommunications service providers as of March 31, 2014, including, among others, all major mobile prepaid service providers in Malaysia, including Digi, Maxis and Celcom; the Philippines, including Globe, Sun Cellular and Smart; and Thailand, including Advance MPay, DTAC and TRUE. Our agreements with telecommunications service providers are either on a purchase basis, which means that we purchase airtime upfront for resale, or a fulfillment basis, which means that we sell airtime on behalf of the telecommunications service provider. Under purchase agreements, we purchase mobile airtime at a discount for resale through our MOLReloads distribution network. Under fulfillment agreements, we charge a commission based on the value of airtime sold through our MOLReloads distribution network. Our agreements with mobile prepaid service providers are typically for a term of one year and may be terminated by either party on 30 days’ written notice. In 2011, 2012 and 2013, approximately 56.8%, 60.4% and 62.5% of MOLReloads’ volume was distributed pursuant to fulfillment agreements, with the remainder on a purchase basis. Our top five mobile carriers account for nearly all of MOLReloads’ revenue.

MOLReloads Distribution Network

Our MOLReloads distribution network includes more than 1,700 terminals located in retail stores operated by chain operators in Malaysia and Thailand and mobile distribution by more than 80,000 individual distributors in the Philippines, including 35,151 active retailers at the end of 2013. We believe MOLReloads can attract customers to our distributors and offer our distributors the opportunity to enhance their revenue by selling our products with minimal investment and without maintaining physical inventory. Pre-paid mobile airtime distributed by 7-Eleven Malaysia accounted 67.9%, 71.9% and 72.5% of MOLReloads’ segment revenue in 2011, 2012 and 2013, respectively. No other distributor or chain of distributors accounted for more than 8% of MOLReloads’ segment revenue in 2011, 2012 or 2013. For the years ended December 31, 2011, 2012 and 2013, MOLReloads’ direct costs and other ancillary expenses, which primarily comprise fees paid to distribution partners, were MYR16.7 million, MYR18.8 million and MYR16.3 million, respectively, which is equal to 1.8%, 1.8% and 1.3%, respectively, of MOLReloads volume in the respective years.

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Retail Store Terminals.    MOLReloads e-vouchers are distributed through terminals located in more than 1,600 retail stores in Malaysia and 170 retail stores in Thailand as of March 31, 2014. MOLReloads terminals are owned by us and pre-installed with our own proprietary software. We enter into agreements with retail stores, pursuant to which we locate MOLReloads terminals at the retail store, which operates the terminal, and we pay a commission to the retail store based on the value of MOLReloads sales by retail stores. Sales at 7-Eleven Malaysia accounted for the majority of the total value of mobile airtime sold through our MOLReloads distribution network in each of 2011, 2012 or 2013. In November 2009, we entered into an exclusive agreement with 7-Eleven Malaysia for MOLReloads, which expires in 2024, pursuant to which we invoice 7-Eleven Malaysia weekly and we are entitled to payment within seven days of the date of the invoice. Our agreements with other retail stores for MOLReloads are typically for a one year term subject to termination upon 30 days’ written notice. Pursuant to these agreements, we typically invoice the retail store monthly and we are typically paid within 15 days of the date of the invoice. In 2011, 2012 and 2013, we derived 67.9%, 71.9% and 72.5% of MOLReloads’ segment revenue from distribution through retail store terminals.

Mobile distribution.    MOLReloads e-vouchers are distributed through mobile phones operated by more than 80,000 individual distributors in the Philippines as of December 31, 2013, many of which distribute MOLReloads e-vouchers through their own networks of sub-resellers. These distributors distribute e-vouchers by SMS using proprietary software that we developed for feature phones and smartphones and we pay a commission to the distributor. Pursuant to our agreements with these individual distributors, the distributor is required to make specified minimum purchases of mobile airtime, which we sell to the distributor at a discount for distribution to consumers. Our agreements with individual distributors are typically for a one year term subject to termination upon 30 days’ written notice. In 2011, 2012 and 2013, we derived 32.1%, 28.1% and 27.1% of MOLReloads’ segment revenue from mobile distribution.

MOLPay

MOLPay is an integrated payments solution for online merchants, which offers cash, online banking and credit card payment processing options for their consumers. MOLPay is currently offered in Malaysia and Vietnam, and we expect to launch MOLPay in Indonesia in 2014. MOLPay has an agreement with MyClear, a subsidiary of BNM, to serve as a third party (non-bank) acquirer for e-commerce. We own 51% of MOLPay Sdn. Bhd., which operates MOLPay. We have operated MOLPay since 2011. In 2011, 2012 and 2013, MOLPay’s segment revenue was MYR0.6 million, MYR2.3 million and MYR9.4 million, respectively, representing less than 1.0%, 2.4% and 5.5%, respectively, of our total revenue.

The following table sets forth certain data with respect to MOLPay as of the specified dates and for the specified periods.

	As of and for the year ended December 31,
	2011	2012	2013
Online merchants(1)
Malaysia	916	1,205	1,109
Vietnam	—	—	2,346
Total merchants	916	1,205	3,455

Volume(2) (MYR in millions)
Malaysia	18.0	68.1	65.0
Vietnam	—	—	79.2
Total volume	18.0	68.1	144.3

Notes:

(1)	Online merchants refers to the number of online merchants in Malaysia and Vietnam that accepted MOLPay as a payment option as of the end of the period.

(2)	Volume refers to the total value of payments processed by MOLPoints during a period.

How MOLPay Works

When making a purchase on an online merchant website that uses MOLPay, consumers can select MOLPay as the mode of payment. Upon selecting MOLPay, a consumer may select any one of a number of online and physical modes of payment.

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Electronic Payment.    Credit card payments currently comprise the majority of payments through MOLPay. MOLPay also provides for payments by online banking and was connected to the online banking platforms of more than 94 banks as of March 31, 2014. Electronic payment can be made online through HTML using computers and mobile devices. When a consumer chooses to pay electronically, online or using a mobile device, MOLPay authenticates the transaction with the relevant financial institution, which reverts to MOLPay in real time with the payment result. MOLPay informs the e-commerce merchant of the result, and the financial institution settles payment to MOLPay. MOLPay then remits the purchase price, net of MOLPay’s commission, to the merchant.

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Physical Payment.    MOLPay offers more than 250 physical payment points in Malaysia as of March 31, 2014, including a retail electronics chain and a network of electronic kiosks that accept cash. We also have agreements with various distribution partners, including 7-Eleven and other convenience stores, cybercafés and bookstores, for more than 22,000 additional physical payment points in Malaysia, Singapore and Indonesia, which are in the process of being activated. MOLPay’s physical payment network is intended to make e-commerce available to consumers without access to a credit card or online banking. When a consumer chooses to pay at a physical payment point, the online merchant initiates a payment request to MOLPay, which generates a MOLPay Transaction Identification Number. The consumer brings the MOLPay Transaction Identification Number to any of MOLPay’s physical payment points for cash payment. Upon payment, the physical payment point notifies MOLPay that the MOLPay Transaction Identification Number has been paid and MOLPay notifies the online merchant. MOLPay settles payments in batches with physical payment points. MOLPay then remits the purchase price, net of MOLPay’s commission, to the online merchant.

Online Merchants

As of March 31, 2014, MOLPay was accepted by more than 1,100 online merchants in Malaysia and more than 2,300 online merchants in Vietnam. MOLPay enables consumers to pay online merchants quickly and easily without sharing sensitive financial information with the online merchant. MOLPay enters into agreements with online merchants which are typically for a one year term and may be terminated by either party upon 30 days’ written notice. We earn revenue by charging a commission based on the purchase price, which is deducted from the amount that we remit to the online merchant. We settle payment with online merchants on a weekly basis in batches that includes payments from all applicable payment channels. Commissions earned from payments processed for MOLPoints accounted for nil, nil and 6.5% of MOLPay’s segment revenue in 2011, 2012 and 2013, respectively. No single merchant or chain of merchants accounted for more than 10% of MOLPay’s segment revenue in 2011, 2012 or 2013.

MOLWallet

MOLWallet is an account-based online and mobile payment processing and money transfer system that is intended to replace a physical wallet and represents our first product that is primarily targeted at mobile consumers. We plan to launch MOLWallet in Malaysia in 2014. MOLWallet accountholders can pay for digital and physical retail goods and services, pay third party bills and reload pre-paid accounts for mobile airtime and other products and perform peer-to-peer money transfers through a convenient, secure and intuitive online or mobile interface with multiple payment methods. Deposits into an accountholder’s MOLWallet can be made from cash, bank accounts, credit and debit cards and money transfers through the existing technology and distribution networks of MOLReloads and MOLPay. Payments for goods and services using MOLWallet can be initiated from a MOLWallet interface, whereby a consumer selects a merchant from our platform for payment, or a merchant interface, whereby a consumer selects MOLWallet as the mode of payment for a purchase. We plan to earn revenue by charging a commission for purchases, peer-to-peer transfers and cash withdrawals made using MOLWallet. We expect to operate MOLWallet in Malaysia upon receipt of the approval of BNM.

We plan to offer downloadable MOLWallet applications for the most popular mobile and digital platforms and devices powered by Android and iOS operating systems. These efforts are a vital part of our overall marketing strategy to foster adoption of MOLWallet among consumers and merchants.

MMOG.asia

MMOG.asia is an online games portal that we acquired and have operated since 2012. MMOG.asia operates across Southeast Asia in five languages and offers localized platforms for the Malaysian, Thai and Indonesian markets. While each of MMOG.asia’s games is free to play, MMOG.asia sells in-game items and virtual goods to game players and each of MMOG.asia’s games accepts MOLPoints and MMOG.asia’s online currency, MCoins, to purchase game credits. Our operation of MOLPoints provides knowledge of the online gaming market that we apply in selecting games to operate on MMOG.asia. MMOG.asia also benefits from our MOLPoints platform to expand its business. In 2012 and 2013, MMOG.asia’s segment revenue was MYR3.6 million and MYR23.7 million, respectively, representing 3.8% and 13.8%, respectively, of our total revenue.

The following table sets forth certain information with respect to MMOG.asia as of the dates specified and for the periods specified.

	As of and for the year ended December 31,
	2011(1)	2012(1)	2013
Active paying users(2)	116,120	107,264	110,826
AVPPU(3) (MYR)	250.5	255.0	290.9
Volume (MYR in millions)(4)	29.1	27.4	32.2

Notes:

(1)	We acquired our equity interest of approximately 80% in MyCNX, which operates MMOG.asia, in November 2012, prior to which we did not recognize any revenue from MMOG.asia. The information presented as of and for the year ended December 31, 2011 is based on MMOG.asia’s operations prior to the acquisition. The information presented as of and for the year ended December 31, 2012 is based on a full year of MMOG.asia’s operations, including the period prior to the acquisition.

(2)	Active paying users refers to the number of unique users who have purchased game points on MMOG.asia during a period.

(3)	AVPPU refers to average volume per paying user, which is equal to total volume for a period divided by the number of active paying users for the period.

(4)	MMOG.asia volume is the total retail value of content sold by MMOG.asia during a period. The actual volume for MMOG.asia for the period after the acquisition in 2012 was MYR3.0 million.

MMOG.asia Games

As of March 31, 2014, MMOG.asia operates 18 massive multi-player online games, or MMOGs. These include Boomz (DDT), which was launched in 2009 and DivoSaga (Wartune), which was launched in 2011. MMOG.asia continually identifies new games for distribution on its portal. We seek to launch three to six new online games every year. MMOG.asia expects to launch eight new online games in 2014, including its first client game launches for the Indonesian market. MMOG.asia also plans to expand its offering in the mobile games market with ten mobile games expected to be launched in 2014.

MMOG.asia’s licensed games are offered free-to-play and generate revenue from the sale of in-game virtual goods to game players. Virtual goods include avatars, weapons, equipment and other items used to enhance players’ status in a game. Virtual goods are packaged or bundled along with virtual currency on a promotional basis with a view to stimulating spending by players. While MMOG.asia has, to date, offered only online games, we plan to launch our first client game in 2014. A client game differs from an online game in the sense that a client game runs on software that is installed on the game player’s computer.

We license online games from game developers, which deliver the game titles for publication on the MMOG.asia portal. Most games published by MMOG.asia are localized for one or more of the Malaysian, Indonesian and Thai markets, for example through translation to local languages and adaptation of game elements to local cultures, while certain other games are targeted to a single market. MMOG.asia offers games in languages including Chinese, English, Bahasa Indonesia, Bahasa Malaysia and Thai. To identify games for investment, we rely on our industry experience to evaluate the market potential of targeted products based on market demand, the level of support that game developers are willing to commit, and the reputation of the game developer. One of MMOG.asia’s most successful products has been Boomz (DDT), which accounted for 91.1%, 74.9% and 49.1% of MMOG.asia’s segment revenue in 2011, 2012 and 2013, respectively.

The cost of licensing games from game developers generally consists of an upfront licensing fee, which we typically pay in installments, and royalties between 20% and 25% of our revenues from operating the games. Under the license agreements, we have the exclusive right to operate the games in specified markets. Generally, the license agreements have a term of three to five years. Licensors typically license updates and expansion patches to us, for which we may be required to pay depending on the terms of the license agreement. Our license agreements typically require the licensor to provide us with a pre-specified level of technical support, and any additional technical support required by us may be subject to payment.

MMOG.asia Player Base

As of March 31, 2014, MMOG.asia operates 18 games, including multiple games in multiple languages in the same series, and had more than 110,000 active paying users as of December 31 2013. We seek to strengthen our game players’ loyalty by, among other things, closely monitoring players’ feedback, preferences and demands, introducing new game patch updates, providing a high level of customer service in a timely manner and also rewarding players through reward campaigns and events which run periodically. A game patch is an update in an existing game which introduces new avatars, game features, maps, weapons or other in-game items.

Geographic Presence

Following our initial launch in Malaysia in 2000, we have expanded into new markets both organically and through ten acquisitions in seven different countries since 2009. Our products are available globally and we currently maintain a local presence in each of Malaysia, Thailand, Turkey, the Philippines, Singapore, Indonesia, India, the United States, Australia, Brazil, Taiwan, Vietnam and New Zealand. For each country where we maintain a local presence, we have a local office (other than India and New Zealand) and a website with localized content including game credits for localized games, and we accept local currency and have arrangements with local banks for online payments. We also maintain individual country pages on Facebook for Malaysia, Singapore, Indonesia, the Philippines, Thailand, Vietnam and Australia to promote sales of localized products in each of those markets. By utilizing localized platforms, we allow users to transact in local currency and are able to provide related information in local language in order to provide a better customer experience. We typically establish a local presence when we believe we have started to gain significant traction among local users.

We operate MOLPoints locally in Malaysia, Thailand, Turkey, the Philippines, Singapore, Indonesia, India, the United States, Australia, Brazil, Taiwan, Vietnam and New Zealand, and globally through our global website, www.mol.com/global. MOLReloads is offered in Malaysia, the Philippines and Thailand. MOLPay is offered in Malaysia and Vietnam. We plan to launch MOLWallet in Malaysia in 2014. We operate local platforms in local languages for MMOG.asia in Malaysia, Thailand and Indonesia.

Malaysia

Malaysia is our primary market and all of our products are offered there. We have operated MOLPoints and MOLReloads in Malaysia since 2001; MOLPay since our acquisition of NBePay, an e-commerce payments service provider that we relaunched as MOLPay, in 2011; and our localized platform for MMOG.asia since our acquisition of MyCNX in 2012. As of March 31, 2014, we had more than 17,000 physical distribution locations for MOLPoints in Malaysia. We have been approved by BNM to operate our MOLPoints micropayments system since 2002.

Thailand

We have operated MOLPoints in Thailand since our acquisition of Funloader in 2009, MOLReloads since 2010 and our localized platform for MMOG.asia since our acquisition of MyCNX in 2012. In Thailand, we also operate EasyTOPUP, a product that is similar to MOLPoints and treated as part of MOLPoints for purposes of this prospectus. As of March 31, 2014, we had more than 116,000 physical distribution locations in Thailand. We currently own a 49% equity interest in MOL Thailand, which operates our platform in Thailand. We intend to increase our 49% interest in MOL Thailand to an effective         % interest by acquiring an indirect         % interest in MOL Thailand. See “Corporate History and Structure—Corporate Restructuring.”

Turkey

We have operated MOLPoints for the Turkish market, which is branded as Game Sultan, since our acquisition of a 70%-interest in Game Sultan, a Northern Cyprus company, in 2013. As of March 31, 2014, we had more than 24,000 physical distribution locations in 81 cities in Turkey, which we believe comprise the majority of cybercafés in Turkey. We have also operated PaytoGo, our mobile payment service provider for the Turkish market, since our acquisition of a 70% interest in PaytoGo in 2013.

Philippines

We have operated MOLPoints and MOLReloads in the Philippines since 2010. In 2011, we acquired 100% of Uniwiz, which operates LoadCentral, a network of individual distributors who distribute e-vouchers through smartphones, which serves as our primary distribution network for MOLReloads and MOLPoints in the Philippines. As of March 31, 2014, we have more than 95,000 physical distribution locations and individual distributors in the Philippines.

Singapore

We have operated MOLPoints in Singapore since 2008. As of March 31, 2014, we had more than 2,500 physical distribution locations for MOLPoints in Singapore.

Vietnam

We operated MOLPoints in Vietnam since 2013, when we acquired 50% of NganLuong, which serves as our primary distribution channel for MOLPoints in Vietnam. As of March 31, 2014, we had more than 700,000 physical distribution locations in Vietnam. MOLWallet, which we plan to launch in Malaysia in 2014, is based on e-wallet technology developed by NganLuong.

Indonesia

We have operated MOLPoints in Indonesia since 2012 and our localized MMOG.asia platform since 2013. In 2013 we acquired 100% of Ayopay, a payment service provider that specialized in online game credits in Indonesia and now serves as our primary distribution channel for MOLPoints in Indonesia. As of March 31, 2014, we had more than 67,000 physical distribution locations in Indonesia.

India

We have operated MOLPoints in India since 2009. While we operate a local website and accept Indian Rupees for MOLPoints in India, we do not maintain a physical distribution network in India. Our Indian operations are conducted from our offices in Malaysia.

Brazil and the United States

We have operated MOLPoints in the United States and Brazil since 2013. We acquired 54.2% of Rixty in 2012 and Rixty now serves as our primary distribution network for MOLPoints in the United States and Brazil. As of March 31, 2014, we had more than 302,000 physical distribution locations for MOLPoints in Brazil and more than 52,000 physical distribution locations for MOLPoints in the United States. While we have a representative office in Brazil, our Brazil operations are conducted from our office in the United States.

MOL AccessPortal entered into a Stockholders Agreement in 2012 with the minority shareholders of Rixty, who collectively own the 45.8% of Rixty not owned by MOL AccessPortal, pursuant to which such shareholders have a put option to sell their shares to MOL AccessPortal, and MOL AccessPortal has a call option to purchase their shares, in either case at the fair market value of such shares upon the occurrence of certain conditions. The conditions for the exercise of the put option by the minority shareholders include this offering taking place and Rixty attaining positive cash flow. Rixty does not currently have positive cash flow. In the event such minority shareholders become entitled and decide to exercise their put option, or if MOL AccessPortal exercises its call option under the Stockholders Agreement, we would be required to fund and consummate the acquisition of such shares.

Australia and New Zealand

We have operated MOLPoints in Australia and New Zealand since 2012, when we acquired 65% of Ocash Pty Ltd., which serves as our primary distribution network in these markets. As of March 31, 2014, we had more than 21,000 physical distribution locations for MOLPoints in Australia and more than 1,000 physical distribution locations for MOLPoints in New Zealand. Our operations in New Zealand are conducted from our office in Australia, and we do not have a local subsidiary or office in New Zealand.

Taiwan

We have operated MOLPoints in Taiwan since 2013. As of March 31, 2014, we had more than 2,200 physical distribution locations in Taiwan.

Sales and Marketing

We have a dedicated team of sales and marketing personnel who seeks to expand our network of game operators, online merchants and distribution channels, attract and retain consumers and promote our products. As of March 31, 2014, we had a total of 79 sales personnel. Depending on our sales and marketing strategy for each country in which we operate, we use advertising in the online and print media, various websites that we operate, our user database that we contact through mass e-mails, chat applications, and cybercafé advertising platforms. We also actively engage in promotional campaigns together with our merchants, such as gaming competitions and other events and promotions, which we believe have proven to be effective.

Brand Awareness

We believe the MOL brand is well-known within the gaming industry in Malaysia and Thailand, while Game Sultan and PaytoGo are well-known brands in the gaming industry in Turkey. We seek to develop consumer awareness of our MOL brand throughout the world. We believe that maintaining a social media presence is important to sustaining brand awareness in our industry. We had over 700,000 Facebook fans as of December 31, 2013. We also maintain individual country pages on Facebook for Malaysia, Thailand, the Philippines, Singapore, Vietnam and Australia, to engage our users with local content. We consider social media to be a key avenue for customer service and feedback. We use social media to share and update new products, games, content and services with our customers, in addition to obtaining important feedback from our customer base that may reduce the time required to discover and address any problems with our products and services. We have a dedicated social media manager who oversees our social activities on Facebook.

Consumer Loyalty and Support

Our MOLPoints micropayment system offers the MOLPoints Rewards Program to foster consumer loyalty and build our customer data base. For every purchase of MOLPoints, consumers are credited with rewards points. Consumers may log in to their registered MOL account at our portal to select from a variety of products and services for redemption, including various denominations of MOLPoints, depending on their balance of rewards points. Similarly, MOLPay offers the BCard loyalty program, through which consumer can accumulate rewards points for redemption. In addition, we operate an in-house consumer call center that can be accessed by phone or internet 24 hours per day, 7 days per week. Our call center primarily assists consumers seeking to purchase MOLPoints.

Our Technology Platform

We strive to continually improve our technology to enhance customer experience and to increase efficiency, scalability and security. A substantial portion of our development efforts are focused on creating specialized software that enhances our internet-based customer functionality and have developed intuitive user interfaces, customer tools and transaction processing, database and network applications that help enable our users to reliably and securely complete transactions on our sites.

With a view to managing our incremental technology costs, payment processing services provided by each of MOLPoints and MOLReloads rely on the same technological infrastructure, which is scalable and customizable. Our payment processing platform consists of a database, a processing system and interfaces for consumers, MOLPoints content providers and MOLReloads telecommunications service providers and distribution partners. The interfaces are connected to the processing system through secure protocols, namely secure sockets layer (SSL), and transmission control protocol / internet protocol (TCP/IP). In order to reduce the risk of a virus spreading through our entire network, our terminals are not connected to each other. Our MOLReloads terminals are manufactured by Ingenico using a unique compact design that is designed to reduce technical complexity and potential operating defects. Our MOLReloads terminals are built with up-to-date Payment Card Industry Point-of-Sale PIN Transaction Security Standard (PCI PTS) security with a view to assuring reliable and secure operation. The software used in our terminal server is a proprietary application that we developed in-house. We update the software on our MOLReloads terminals remotely approximately semi-annually. MOLPoints and MOLReloads have adopted Microsoft’s approved best practices for the continuing development of the relevant backend transaction systems.

Our integrated application programming interface (API), enables the content providers, telecommunications service providers and online merchants, respectively, to verify the authenticity of e-vouchers issued by MOLPoints, MOLReloads and MOLPay. MOLPay uses a platform for global credit card payment processing, domestic alternate payment processing, in-house fraud management and consolidating settlement data processing, which, in each case, is compliant with the Payment Card Industry Data Security Standard, or PCI DSS, a widely accepted security standard set by the PCI Security Standard Council, a body formed in 2006 by five major credit card issuers. MOLWallet, which we plan to launch in Malaysia in 2014, was jointly developed by MOLPay’s technical team and NganLuong’s e-wallet team.

Our MMOG.asia portal and game servers rely heavily on VMWare Virtualization Technology and all game servers are installed as virtual servers in ESX Hosts provided by VMWare. VMWare’s cloud computing virtualization operating system, vSphere, provides full redundancy features and optimized CPU, memory and storage resources for our game servers. Firewalls are installed to provide security to the network and prevent hacking and network attacks from the internet. MMOG.asia integrates wallet systems and direct purchase as a payment method in the MMOG.asia portal and in its games, whereby players are able to top-up to the wallet or even purchase game credits directly using MOLPoints or Mcoins, which is a virtual currency used in MMOG.asia’s games and game portal.

Fraud Prevention

MOLPoints has developed a multi-faceted fraud prevention process. Transactions are subject to limits on the total amount and frequency of transactions by a user, which limits are set by our finance team on a country-by-country basis. We also operate a non-intrusive online fraud detection solution, which relies on geolocation and proxy detection to assess whether an internet protocol address may be suspicious, in addition to a mutual collaboration network that disseminates information about fraudulent computer and accounts to protect businesses from online fraud and abuse.

MOLPay’s online payments channels incorporate an in-house fraud management system pursuant to which more than 30 payment parameters are analyzed and distilled into a score for each transaction. Online merchants have the ability to configure the parameters to suit their risk acceptance level. MOLPay has historically had a relatively low incidence of fraud incidents and its fraud rate in 2013 was under 0.03% (based on the aggregate value of chargebacks as a percentage of the aggregate value of payments processed by MOLPay), which we believe is significantly lower than the global average for the online payment industry as a whole. With MOLPay’s Secure 1-Click Payment feature, credit card details are tokenized and stored during the consumer’s first transaction. Consumers’ credentials are stored in a secure vault that is compliant with the widely-accepted PCI DSS.

MOLWallet, which we plan to launch in Malaysia in 2014, will have a fraud control filter system that is designed to detect suspicious transactions and block associated accounts. Similar to major payment networks,

MOLWallet employs a 3-D secure system, which adds a further layer of security to online payments by requiring the consumer to perform an additional authentication step, usually by entering a confirmation code sent by SMS to the consumer’s mobile phone in connection with each transaction.

Servers

The major components of our servers are located in Kuala Lumpur with redundant connections to the internet, as well as fault-tolerant power and fire suppression systems. We also maintain servers in Turkey, Thailand, Indonesia and the Philippines. Because of the financial nature of the MOLPoints product, our products are built on an infrastructure that offers high availability running on clusters of commodity servers. We also maintain a disaster recovery site for our Kuala Lumpur servers in Cyberjaya, Malaysia. Various components of our system are logically and physically segmented on our networks. Components of the system communicate with each other through secure sockets layer, or SSL, an industry standard communications security protocol. Finally, because we maintain certain customer data on our servers, we store all sensitive data only in encrypted form in our database in compliance with applicable privacy and data protection regulations.

Intellectual Property

Our intellectual property rights are important to our business. We rely primarily on a combination of intellectual property laws, contract provisions, copyrights, trademarks, patents and trade secrets to protect our proprietary technology and other intellectual property. Our in-house know-how is an important element of our intellectual property. Almost all of our key software has been developed in-house by our employees. Accordingly, we seek to enter into confidentiality and copyright assignment agreements with our employees and confidentiality agreements with other third parties, and we rigorously control access to our proprietary technology. Despite these measures, we cannot assure you that we will be able to prevent unauthorized use of our intellectual property, which would adversely affect our business.

“MOL,” “MOLPoints,” “MOLPay,” “MOL.com,” “www.gameshive.com,” “MMOG.asia,” “MCoins,” “MyCNX Holdings” and “MOL Cybercafés” are our registered trademarks in Malaysia. We are in the process of renewing the registration of our “MOL eCentres” trademark in Malaysia. “MOL Money Online” is our registered trademark in Malaysia, Singapore, Indonesia, USA, India, Thailand and Philippines.

Employees

As of December 31, 2011, 2012 and 2013, we had 247, 351 and 416 employees, respectively. The majority of our employees are based in Malaysia. We pay our sales staff a combination of salaries and commissions and pay salaries to all other employees. We consider our relations with our employees to be good.

The following tables set forth certain information with respect to our employees as of the dates indicated.

	As of December 31,
Country	2011	2012	2013
Malaysia	104	120	130
Thailand	47	47	53
Turkey	—	—	37
Philippines	81	81	71
Others	15	103	125
Total	247	351	416

Function
Sales	60	100	79
Technology	44	61	80
Customer support	20	30	50
Corporate	123	160	207
Total	247	351	416

Competition

We face competition from other companies in each of our lines of business in each country where we operate. Some of our competitors, particularly those based outside Southeast Asia, may have greater access to capital markets, more financial and other resources and a longer operating history than us.

MOLPoints competes primarily with game operators who sell game credits themselves, online aggregators of digital content such as Offgamers, global micropayment providers and aggregators such as Cherry Credits, which is a subsidiary of Shanda Games International, and local micropayment providers such as Indomog in Indonesia and Truemoney in Thailand. MOLPoints competes primarily on the basis of its ability to attract and retain online game players and other consumers, which in turn depends on MOLPoints’ ability to attract content providers and distribution channels. We believe MOLPoints benefits from a strong brand owing to its long history and large community of consumers, content providers and distribution channels. We believe the broad range of content offered by MOLPoints’ content providers serve as a competitive advantage over game operators, which generally do not offer third party games, and local micropayment providers, which lack regional and global content coverage. We believe MOLPoints benefits from its strong local distribution network when competing with global micropayment providers and aggregators, where MOLPoints’ ability to accept cash payment serves as a competitive advantage over online retailers of game credits and other digital content. In some cases, MOLPoints is able to partner with potential competitors, such as MyCard, Playspan and Cherry Credits, which in each case uses MOLPoints as their distribution channel in Southeast Asia, in order to benefit from our established distribution infrastructure.

MOLReloads competes primarily with online and offline sellers of mobile airtime and operators of payment terminal networks. MOLReloads competes primarily on the basis of transaction processing speed, convenience, coverage, network size, accessibility, availability, reliability, price and after-sales service. MOLReloads’ most direct competitor in Malaysia is e-pay, which also operates a terminal-based distribution network. While e-pay’s network comprises significantly more terminals in Malaysia than MOLReloads’ network, MOLReloads benefits from its relationship with 7-Eleven, which we believe results in substantially higher sales per terminal as compared with e-pay.

MOLPay competes primarily with retail banks, non-traditional payment services providers (such as retailers), electronic payment system operators as well as other companies that provide various forms of payment services. MOLPay competes with these companies primarily on the basis of transaction processing speed, convenience, network size, accessibility, reliability and price. We believe MOLPay’s roll out of cash payment points, which is ongoing, may be a source of competitive advantage.

MOLWallet is expected to compete primarily with online and mobile payment service providers and other e-wallet providers, on the basis of transaction processing speed, convenience, network size, accessibility, reliability and price.

MMOG.asia’s competitors include game operators, such as Asiasoft, CIB and Garena among others, and other providers of leisure activities. MMOG.asia competes with these companies primarily on the basis of the quality and features of its online games, its operational infrastructure and expertise, the strength of its product management approach, and the services offered to enhance game players’ experience.

Facilities

Our principal executive offices comprise approximately 1,024 square meters of office space located at Berjaya Times Square in Kuala Lumpur, which we have leased from an entity controlled by our major shareholder through 2017. Our headquarters has been at this location since 2008. We also lease various properties for our local offices in Thailand, Turkey, the Philippines, Singapore, Vietnam, Indonesia and Australia. Our leased properties mainly consist of office premises, a portion of which are leased from related parties.

We own a 465.53 square meter facility located at 950/135, 136, 137, 138, 141, 142 Royal River Place Bldg, Rama III Rd, Bang Phong Phang, Yan Nawa, Bangkok, 10120, which serves as the base of our Thai operations.

MyCNX owns a four-storey shop office at No. 47, Jalan Dwitasik 1, Dataran Dwitasik, Bandar Sri Permaisuri, 56100 Kuala Lumpur.

We believe our existing premises are adequate for our current business operations and that additional office space can be obtained on commercially reasonable terms to meet our future requirements.

Insurance

We maintain insurance to cover potential damage to our property and computer hardware accessories, office equipment, furniture and fittings as well as insurance for employees. These include all risk insurance (covering theft, fire, burglary, accidental damage) for our property, computer hardware and accessories, office equipment, furniture and fittings; public liability insurance; staff personal accident insurance; staff medical hospitalization insurance; group business travel insurance; and director and key officers liability insurance. We do not maintain business interruption insurance, insurance that covers external data media (cost of re-keying in data) or insurance that covers software, cyber-attacks or data loss. We do not carry key person insurance on any member of our management team.

Legal Proceedings

We are currently not involved in any material litigation or arbitration proceedings. From time to time, we may be subject to claims and legal actions arising in the ordinary course of business, such as intellectual property infringement claims and employment disputes. Such claims or legal actions, even if without merit, could result in the expenditure of significant financial and management resources and potential result in civil liability for damages.

REGULATION

We are subject to laws and regulations in the jurisdictions where we conduct our business. The primary laws and regulations to which we are subject relate to payment systems, anti-money laundering and anti-terrorism financing, exchange control, consumer protection, electronic commerce and personal data protection.

Malaysia

Payment Systems

The payment systems industry in Malaysia is regulated by BNM, which is charged with overseeing the safety, reliability and efficiency of the payment systems infrastructure and safeguarding the public’s interest. As an overseer, BNM formulates the regulatory framework governing payment systems and oversees both large value and retail payment systems.

Previously, the Payment Systems Act of 2003 set out the primary regulatory and supervisory framework for payment systems in Malaysia. With the passage of the Financial Services Act of 2013, or the FSA, and the Islamic Financial Services Act of 2013, or the IFSA, on June 30, 2013, the Payment Systems Act of 2003 (along with the Banking and Financial Institutions Act of 1989, Insurance Act of 1996 and Exchange Control Act of 1953) were repealed and consolidated into the FSA and IFSA. The FSA now regulates the operation of payment systems and the issuance of designated payment instruments and the IFSA regulates the operation of Islamic payment systems and the issuance of Islamic designated payment instruments. The FSA and IFSA have extraterritorial effect to the extent that an operator of a payment system accepts payment instructions or settlement instructions from participants in Malaysia. The regulatory approach relating to payment systems remains largely unchanged under the new law. The IFSA does not apply to our business as we issue a conventional payment instrument and operate a conventional payment system.

Issuance of e-money

Our MOLPoints micropayment system issues MOLPoints, a form of e-money which is regulated as a designated payment instrument under the FSA. MOL AccessPortal received approval from BNM to operate the MOLPoints system (formerly known as the MOLePoints system) in December 2002, and continues to be recognized by BNM as an approved issuer of a designated payment instrument under the FSA. The approval is subject to the following conditions:

•	MOL AccessPortal must obtain the prior approval of BNM before introducing any additional services in connection with the MOLPoints system;

•	MOL AccessPortal must comply with all regulations and guidelines issued by BNM from time to time in connection with the MOLPoints system or offering of e-money. These include:

•	active management of the system;

•	limiting the maximum value that can be stored by a user in a single MOLPoints account to MYR500;

•	prohibiting credit facilities from being granted to any users of the system;

•	prohibiting transfers between accounts;

•

presenting BNM with an annual audited report by an approved auditor with respect to the effectiveness of the risk management and internal controls and implementation of and conformity to policies, procedures and standards;

•	preparing clear and concise terms and conditions in connection with the system for all existing and potential users;

•	MOL AccessPortal must make available statistics and other information in connection with the operation of the system in the form required by BNM; and

•	BNM reserves the right to reassess the approval at any time and check the premises, equipment, machines, books or other documents, statement of accounts or transactions in connection with the system.

There are two types of e-money schemes in Malaysia, namely small and large e-money schemes. Large e-money schemes are schemes with a wallet limit exceeding MYR200 or where the average outstanding e-money liabilities for six consecutive months amounts to MYR1 million or more. Small e-money schemes are schemes with a wallet limit not exceeding MYR200 and where the outstanding e-money liabilities are less than MYR1 million. The MOLPoints system is operated as a large e-money scheme with an approved wallet limit of MYR500. MOL AccessPortal has applied to BNM to increase its wallet limit to MYR1,500, and its application is currently pending. Large e-money schemes are subject to more stringent regulation in the form of higher capital requirements (see “—Capital Requirements”), the need to establish a trust account in which user funds are to be deposited (see “—Trust Account Requirements”) and the obligation to submit independent audit reports in respect of the scheme as and when required by BNM.

MOL AccessPortal is subject to the requirements of the FSA and corresponding regulations, guidelines, directions and standards that may be imposed by BNM from time to time. In particular, it is required to comply with the principles and minimum standards contained in the Guidelines on Electronic Money, or the E-Money Guidelines, which are discussed below under “—Governance Requirements.”

In response to a supervisory visit by BNM in 2013, MOL AccessPortal engaged an independent third party to assess its compliance with the E-Money Guidelines in the last quarter of 2013. Based on the ongoing implementation of new processes and safeguards, the assessment concluded that MOL AccessPortal is in compliance with the E-Money Guidelines.

Capital Requirements

MOL AccessPortal is required to maintain, at all times, minimum shareholders’ funds unimpaired by losses of MYR5 million or 8% of its monthly average outstanding e-money liabilities in the preceding six months, whichever is higher.

Trust Account Requirements

Under the FSA, an e-money issuer is required to keep funds collected from users in exchange for the e-money issued in an account of a licensed bank separate from its own account. Such funds are to be held in trust by the issuer for the benefit of its users. However, issuers of large e-money schemes are subject to more stringent requirements and are required to deposit user funds collected in a trust account established in accordance with the Trustee Act of 1949. In satisfaction of this requirement, MOL AccessPortal maintains an account with Maybank Trustee Berhad, and the account maintains the cash equivalent of 1.2 times the unutilized MOLPoints at the end of every month. These funds can only be used to refund users and pay merchants at the user’s request.

Unclaimed Monies Requirements

If a registered MOLPoints account remains dormant for not less than seven years, MOL AccessPortal is required to keep a record of any unclaimed monies under the account and submit such record together with the unclaimed monies to the Registrar of Unclaimed Moneys in accordance with the Unclaimed Moneys Act of 1965.

Governance Requirements

The FSA provides that BNM may specify standards for, among other things:

•

promoting the safety, integrity, efficiency or reliability of payment systems and designated payment instruments (including standards to facilitate interoperability, technical specifications and security standards);

•	protecting the interest of current or prospective users and participants of payment systems;

•

prudential matters including capital adequacy, liquidity, corporate governance, risk management, related party transactions, maintenance of reserve funds, and safeguards to prevent an institution from being used for criminal activities; and

•

business conduct to ensure that the issuer/operator is fair, responsible and professional when dealing with users, including standards relating to the provision of information to users that is accurate, clear, timely and not misleading, the fairness of contractual terms and complaints and dispute resolution mechanisms.

An issuer/operator and its directors and officers are required to comply with these standards at all times and, where appropriate, ensure that its internal policies and procedures are consistent with such standards.

Under the FSA, issuers of a designated payment instrument (including e-money issuers) are required to establish:

•	rules, procedures and requirements setting out the rights and liabilities and any other obligations of the issuer and users (including the risks that the users may incur);

•	measures to ensure the safety, security and operational reliability of the designated payment instrument (including contingency arrangements); and

•	measures to ensure the prudent management of funds collected from users (including measures to ensure that such funds are always available for repayment to users).

The E-Money Guidelines further elaborate on the standards to be complied with specifically in the context of the issuance of e-money. These include the need to:

•	establish adequate governance and operational arrangements which are effective and transparent, to ensure the continued integrity of its e-money scheme;

•

ensure proper risk management is in place by establishing appropriate risk management infrastructure and processes (for example, ensuring that adequate security and internal controls are implemented to minimize fraud and operational disruptions);

•

ensure that the risks of using e-money, and the rights and responsibilities of all users and merchants are clearly defined and disclosed, and that a system to address user complaints or questions is implemented;

•	ensure prudent management of user funds, including ensuring that such funds are deposited and managed separately from the issuer’s working capital funds;

•	ensure timely refunds of any e-money balances to users (for example, if users wish to close their accounts); and

•	implement adequate measures to prevent the use of e-money for money laundering, and ensure compliance with other statutory requirements.

Unless BNM approves otherwise, the Chief Executive Officer of an e-money issuer shall have his principal or only place of residence within Malaysia and shall devote the whole of his professional time to the service of the issuer. MOL AccessPortal currently satisfies this requirement. It is a new requirement under the FSA that the prior written approval of BNM be sought before an e-money issuer can establish or acquire a subsidiary in or outside Malaysia or acquire or hold any material interest in any corporation.

Reporting Requirements

MOL AccessPortal is required to provide BNM certain reports in accordance with periodic reporting requirements. This includes the submission of annual audited financial statements no later than three months after its financial year end, and a monthly statistical report on the operation of its e-money scheme no later than the 15th day of the following month. Under the FSA, it is also required to make public its financial statements from time to time subject to any standards that may be specified by BNM.

BNM also has broad powers to request any document or information required for the purposes of exercising its powers or the performance of its functions under the FSA or any other law; examine, without any prior notice, the business and affairs of an e-money issuer; and if it thinks appropriate, issue written directions to an e-money issuer to require it to cease or refrain from committing an act or to do an act which is required to, among others, safeguard the safety, efficiency and reliability of the relevant payment instrument.

Where BNM is of the view that an e-money issuer has breached the FSA, has failed to comply with BNM’s directions, has insufficient assets or capital to give adequate protection to its users, or is likely to become insolvent, it may apply for a court order to appoint a receiver manager to manage the whole or part of the issuer’s business.

Provision of Merchant Acquiring Services

MOLPay is operated by MOLPay Sdn. Bhd. MOLPay Sdn. Bhd. was acknowledged by BNM as an operator of a payment system that provides merchant acquiring services in January 2012 and continues to be recognized by BNM as a registered merchant acquirer under the FSA. The MOLCube mobile payment system is intended to be operated by MOLCube Sdn. Bhd. MOLCube Sdn. Bhd. was acknowledged by BNM as an operator of a payment system that provides merchant acquiring services in May 2013 and will continue to be recognized by BNM as a registered merchant acquirer under the FSA once it has notified BNM in writing of the commencement date of its business. MOLPay Sdn. Bhd. is (and MOLCube Sdn. Bhd., once it commences business will be) subject to the requirements of the FSA and corresponding regulations, guidelines and standards that may be imposed by BNM from time to time.

Governance Requirements

The standards that may be imposed by BNM under the FSA to e-money issuers generally apply equally to MOLPay Sdn. Bhd. and MOLCube Sdn. Bhd. (once it commences business) as merchant acquirers.

Reporting Requirements

BNM has broad powers to request any document or information required for the purposes of exercising its powers or the performance of its functions under the FSA or any other law. BNM’s broad supervisory powers also empower it to, without any prior notice, examine the business and affairs of merchant acquirers.

Anti-Money Laundering and Anti-Terrorism Financing

The Anti-Money Laundering and Anti-Terrorism Financing Act of 2001, or AMLATFA, prohibits money laundering and terrorism financing activities. Under the AMLAFTA, “reporting institutions” have additional responsibilities to monitor, report and prevent such activities. Reporting institutions cover a broad scope of companies which include issuers of designated payment instruments and payment system operators.

MOL AccessPortal (as an issuer of e-money) and MOLPay Sdn. Bhd. (as a merchant acquirer) and MOLCube Sdn. Bhd. (as a merchant acquirer once it commences business) are considered “reporting institutions.” As reporting institutions, our obligations include, among others, record-keeping, reporting suspicious transactions to BNM, identification of account holders when conducting business transactions (“customer due diligence”) and establishing compliance programs with the aim to guard against any offense under the AMLAFTA.

These obligations are further elaborated on in the Anti-Money Laundering and Counter-Financing of Terrorism (AML/CFT)—Electronic Money and Non-Bank Affiliated Charge and Credit Card (Sector 4) Guidelines, or the Guidelines, and circulars issued by BNM from time to time. The Guidelines adopt a comprehensive risk-based approach in managing money laundering and terrorism financing risks and apply equally to reporting institutions and their branches and subsidiaries. One of the main focuses of the Guidelines is “customer due diligence” which needs to be conducted when establishing business relations; a customer’s wallet size is equivalent to MYR5,000 and above; a customer conducts any reload, usage or withdrawal transaction amounting to MYR3,000 and above; providing wire transfer services; the reporting institution has any suspicion of money laundering and terrorism financing, regardless of the amount; or the reporting institution has any doubt about the veracity or adequacy of previously obtained information.

Under the Guidelines, the level and frequency of due diligence required should be commensurate with the level of money laundering and terrorism financing risk posed by the customer based on the risk profiles and nature of the transactions. AMLATFA provides for substantial monetary and imprisonment penalties for the failure to comply with the preventive measures laid down in AMLATFA. Similarly, failure to comply with the Guidelines may be an offense.

Reporting institutions must closely monitor their foreign branches and subsidiaries which operate outside of Malaysia in jurisdictions with inadequate anti-money laundering and anti-terrorism financing regimes. Reporting institutions must ensure that these foreign branches and subsidiaries apply measures consistent with the AMLATFA and the Guidelines to the extent permitted in the host jurisdiction, even where the host jurisdiction’s anti-money laundering and counter financing terrorism requirements are less stringent. If this is not permitted, the reporting institution is required to apply appropriate additional measures to manage the money laundering and terrorism financing risks and report the gaps and additional measures implemented to manage the risks identified from these gaps to the Malaysian parent company.

In February 2014, the Financial Action Task Force released a statement identifying jurisdictions having “strategic deficiencies” in their anti-money laundering and anti-terrorism financing regimes and which have not made sufficient progress in addressing these deficiencies. Turkey and Indonesia have been identified by the Financial Action Task Force as jurisdictions having strategic deficiencies.

In response to a statement issued by the Financial Action Task Force, BNM issued a circular advising that reporting institutions are required to conduct enhanced customer due diligence for business relationships and transactions with any person from countries identified by the Financial Action Task Force as having strategic deficiencies where money laundering and terrorism financing risks are assessed as higher risk. This would include obtaining additional information on the customer over and above the standard customer due diligence information, inquiring about the customer’s source of wealth or source of funds, obtaining the approval of senior management (if appropriate) before establishing the business relationship and submitting to BNM annually a report with a summary of exposure to customers from such countries.

Foreign Exchange Control

The exchange control regime in Malaysia is regulated by the FSA and the Foreign Exchange Administration rules, or the FEA, issued by BNM. The FSA, together with the FEA, support the monitoring of capital flows into and out of the country to preserve its financial and economic stability and are administered by the FEA Department of BNM. The FSA and FEA provide for monitoring and regulating both residents and non-residents.

Under the current FEA, all payments made between our Malaysian subsidiaries and Malaysian residents (such as users, merchants, or distributors) must be paid in Malaysian Ringgit subject to limited exceptions. Payments made between our Malaysian subsidiaries and non-Malaysian residents may be made in either Malaysian Ringgit if for prescribed purposes such as the settlement of trade in goods or services or foreign currency, except for the currency of Israel, subject to limited exceptions.

Non-residents are free to repatriate any amount of funds from Malaysia in foreign currency at any time, including capital, divestment proceeds, profits, dividends, rent, fees, and interest arising from any investment in Malaysia, subject to any withholding tax. Unless otherwise restricted by contractual undertakings, and subject to applicable laws, our Malaysian subsidiaries are at liberty to distribute dividends to us in foreign currency without having to seek prior approval from BNM.

As a non-bank e-money issuer, MOL AccessPortal is required to obtain written approval from BNM to carry on cross border transactions. BNM has granted us a general approval to carry on all activities requiring BNM’s permission under the FSA for as long as we are accorded MSC Malaysia status, subject to certain conditions.

Consumer Protection and Electronic Commerce

The principal consumer protection law in Malaysia is the Consumer Protection Act of 1999, or the CPA, which generally applies to all goods and services offered to consumers in trade for personal, domestic or household purposes, including trade transactions conducted through electronic means. It is not possible to contract out of the minimum standards contained in the CPA.

In relation to the provision of services, the CPA implies warranties as to reasonable care and skill, fitness for a particular purpose, reasonable time of completion and reasonable price. The CPA also prohibits misleading and deceptive conduct, the making of false or misleading representations and the imposition of unfair contract terms. Similarly, the Trade Descriptions Act of 2011 prohibits false and misleading statements as to services. We are required to abide by these standards as part of our business.

Failure to comply with applicable consumer protection laws could expose us to civil or criminal liabilities. Our directors and officers may also be held liable in the event of such non-compliance. Where users have a right of redress against us, we may be required to remedy the non-compliance or compensate the user for losses or damages suffered by the user as a result of such non-compliance. Users may also lodge a complaint with the Tribunal for Consumer Claims, which has the jurisdiction to hear consumer claims where the total amount of the claim does not exceed MYR25,000.

Apart from the CPA, the FSA also provides for consumer protection. As entities regulated under the FSA, MOL AccessPortal, MOLPay Sdn. Bhd. and MOLCube Sdn. Bhd. (once it commences business) are subject to these requirements and are prohibited from, among others, engaging in misleading or deceptive conduct; exerting undue pressure, influence or coercion in the provision of e-money or payment systems services; demanding payments from users for unsolicited services or products; and colluding with any other person to fix or control the features or terms of e-money or payment system services to the detriment of the users, save where such terms that have been approved by BNM.

As our business is predominantly based online, we are also subject to laws governing electronic contracts, which are recognized and enforceable under Malaysian law, subject to the parties having satisfied the requisite elements of a contract. To ensure clear and unequivocal acceptance of our online contracts, we use click-to-accept contracts.

Privacy and Data Protection

As entities regulated under the FSA, MOL AccessPortal, MOLPay Sdn. Bhd. and MOLCube Sdn. Bhd. (once it commences business) are required to keep all documents or information relating to the affairs or account of any user confidential, subject to limited exceptions such as disclosures made to BNM and other regulatory authorities and disclosures required in connection with legal proceedings, including bankruptcy or winding-up.

We are subject to laws and regulations regarding data privacy and the protection of data pursuant to the Personal Data Protection Act of 2010, or the PDPA, which came into force in November 2013. The PDPA requires that an individual must consent to the processing and disclosure of his/her personal data. The term “processing” is widely defined to include the act of collecting, recording, holding, or storing personal data including the organization, adaptation, alteration, retrieval, consultation, utilization, disclosure, alignment, combination, correction, erasure, or destruction thereof. The Personal Data Protection Regulations of 2013 provide that consent may be obtained in any form that can be recorded and maintained properly by the user of the personal data, which would include electronic consent acceptances. The processing of “sensitive” personal data, which has been defined by the PDPA to mean any personal data consisting of information as to the physical or mental health or condition of an individual, his/her political opinions, his/her religious beliefs or other beliefs of a similar nature, or the commission or alleged commission by him/her of any offense requires the explicit consent of the individual. We do not process sensitive personal data as part of our business.

Data users are required to provide written notice of the personal data being processed, and such notice shall include, among others, a description of the personal data being processed, the purpose for which the personal data is being processed, the source of the personal data, the class of persons to whom the personal data will be disclosed to, whether it is obligatory or voluntary for the individual to supply the personal data and the individual’s rights to request access to, correct or limit the processing of the personal data. The notice must be provided in both English and the national language of Bahasa Malaysia and the individual shall be provided with a clear and readily accessible means to exercise his choice, where necessary, in the English and national languages.

In processing personal data, we are also required to take steps and implement measures to protect the personal data from loss, misuse and modification and maintain the integrity of the personal data processed. The personal data processed should not be kept longer than is necessary for the fulfilment of the purpose for which it was collected and generally cannot be transferred offshore without the consent of the individual to whom it relates. We do not transfer personal data offshore. Failure to comply with the obligations under the PDPA may lead to civil or criminal liabilities. Directors and officers of the data user may also be held liable in the event of such non-compliance.

Communications and Multimedia

The communications and multimedia industry in Malaysia as well as the licensing and regulatory framework for the communications and multimedia industry are regulated by the Communications and Multimedia Act 1998, or CMA, and corresponding regulations, guidelines, directions, declarations and standards that may be imposed by the Malaysian Communications and Multimedia Commission, or MCMC and Minister of Communication and Multimedia from time to time. The CMA requires the MCMC to review the rules and regulations made under the CMA every three years, as such laws are dynamic and fluid.

No person shall provide applications services unless such services are provided in accordance with the terms and conditions of a valid individual licence or class licence granted under the CMA, unless otherwise exempted. “Applications services” mean services provided by means of, but not solely by means of, one or more network services. A person providing messaging services may be registered as an applications service provider, or ASP, class licensee. In connection with our carrier billing arrangements, MOL AccessPortal has registered for, and obtained, an ASP class licence to provide messaging services. The ASP class licence is subject to annual renewal and such registration is currently an administrative process.

The MCMC has broad powers to, among others, issue directions regarding the compliance or non-compliance with licence conditions and hold public inquiries or conduct investigations on matters relating to the CMA. We are also subject to other provisions of the CMA including provisions relating to consumer protection and quality of service standards and anti-competitive conduct, both of which carry penalties for non-compliance.

Dividend Distribution

The principal legislation governing the distribution of dividends of a Malaysian company is the Companies Act 1965, or the CA. Under the CA, a Malaysian company is only permitted to pay dividends out of:

•	profits, if any, determined in accordance with Malaysian accounting standards and regulations; or

•	the share premium account, if any, if such dividends are satisfied by the issue of shares to members of the company.

Thailand

Foreign Business Act

In Thailand, foreign individuals and foreign legal entities conducting business must comply with the Foreign Business Act B.E. 2542 (A.D. 1999), or the FBA, which has been in force since March 3, 2000. The purpose of the FBA is to prohibit or restrict foreigners from engaging in certain businesses in Thailand, including the e-money service and game publishing businesses that we operate in Thailand, and, to this end, foreigners are required to obtain a Foreign Business License in accordance with the FBA before conducting restricted businesses. Foreigners operating a restricted business without the necessary permission may be subject to imprisonment, a fine or both, in addition to the cessation or dissolution of the business or the foreigner’s shareholding or partnership in the business. Furthermore, it is illegal for a Thai national or legal entity to hold shares as a nominee for or on behalf of a foreigner in order to assist or enable the foreigner to conduct businesses which are prohibited or restricted under the FBA. In such cases, both the Thai national and the foreigner may be subject to imprisonment not exceeding three years, a fine of THB100,000-1,000,000, or both, and the court will order cessation of the assistance, shareholding or partnership of the Thai national, as applicable. Failure to comply with the court’s order may result in a fine of THB10,000-50,000 per day throughout the period of violation.

Regulation on Electronic Payment Service Businesses

Thai law regulates certain electronic payment service businesses. The primary relevant laws and regulations include, for example, the Electronic Transactions Act B.E. 2544 (2001); the Royal Decree Regulating Electronic Payment Service Businesses B.E. 2551 (2008) and the Notification of the Ministry of Finance: Business that Requires a Permit According to Section 5 of the Notification of the Revolution Council No. 58 (Business of Electronic Money Card). Regulated electronic payment service businesses include, for example, the provision of e-money (through either closed-loop, semi-closed loop, or open-loop systems), clearing services, balance settlement services and electronic payment services via any equipment or network. Business operators of regulated electronic payment service businesses are required to notify or register with the Bank of Thailand, or the BOT, or obtain a license from the Electronic Transactions Commission of Thailand, or the ETC, or the Ministry of Finance, or the MOF. Business operators of regulated electronic payment service businesses also need to comply with the requirements on business conduct imposed by the relevant regulators. Business operators who provide services that are not considered regulated electronic payment service businesses are not required to notify or register with the BOT or obtain a license from the ETC or the MOF and do not need to comply with the requirements on business conduct imposed by these regulators. We operate MOLPoints as a closed-loop e-money service in Thailand, which in general requires notification to the BOT and compliance with relevant regulations. However, as confirmed in a letter from the BOT, our closed-loop e-money service is exempted from these requirements because it is provided to the customers for the convenience of the customers only without seeking profits, and the e-money is used for payment of specific goods or services of the e-money service provider’s own business.

As an e-money distributor, we purchase e-money from other companies for sale to customers via our website and other distribution channels. Distribution of e-money itself is not a regulated electronic payment service business under the electronic payment laws and regulations and, therefore, we are not required to notify, register or obtain a license from the e-payment business regulators and comply with the corresponding regulations governing e-payment business regulators.

Information Technology/Communication

Distribution of game recordings (e.g. game CDs) is required to obtain a license issued under the Motion Picture and Video Act B.E. 2551. These game recordings must also comply with specific label requirements under the Consumer Protection Act B.E.2522. If the game recordings or other relevant products are to be sold and offered for sales through a website, an operator of the website must be registered as a direct marketing operator pursuant to the Direct Sales and Direct Marketing Act B.E. 2545 and seek for a Commercial Registration as an e-commerce operator under the Commercial Registration Act B.E. 2499 prior to commencing operations and comply with all other requirements under these statutes.

For the provision of a computer network for its own employees or acting as a service provider for online games or e-commerce for its customers, the provider is required to keep computer traffic data for not less than ninety (90) days from the day the mentioned traffic data enter into its system under the Act governing Commission of Offences Relating to Computer B.E. 2550.

Board of Investment, or BOI, Thailand

Under Investment Promotion Act B.E. 2520, or IPA, an investor may apply for investment incentives such as tax benefits under the IPA. One of our subsidiaries in Thailand, MOL Solutions Co. Ltd., has been granted various privileges from BOI, such as the right to employ foreign experts and certain tax exemptions. Such incentives are granted to us by way of a BOI certificate which contains conditions which must be complied with to maintain the grant. The failure to do so will result in the revocation, in total or in part, of the BOI certificate and certain penalties related to such revocation, such as it shall be treated as if the investor had never been granted an exemption or reduction of taxes and duties and shall be required to pay taxes and duties computed on the basis of the condition and price of the items and the rate of taxes and duties thereof, as existed on the date of the relevant import or export. As for the reduction of the granted taxes and duties, the outstanding balance of the full amount of taxes and duties as computed above shall be paid.

Turkey

Payment and Settlement Infrastructure in Turkey

In June 2013, the Central Bank of the Republic of Turkey, or Central Bank, issued new legislation relating to the Payment Services and Electronic Money Institutions Law, or the Payment System Law, and committed to issue certain “secondary” regulations within one year. Within one year from the effective date of the issuance of secondary regulations in connection with the Payment System Law, each system operator, payment institution and electronic money institution must obtain permission from the Banking Regulation and Supervision Agency, or the BRSA. Certain of our activities in Turkey fall under the scope of the relevant “payment service provider” definition. Accordingly, we will be required to apply for such permission when the secondary regulation is promulgated by the BRSA, and if we fail to do so we will not be authorized to operate any electronic payment services.

The licensing and supervision of payment institutions and electronic money institutions is carried out by the BRSA. The Central Bank’s permission shall be sought to act as a system operator. Although the institution applying to act as a system operator fulfills all the required conditions and documents, the Central Bank is entitled to withhold permission to establish a new system if it finds out that a new system may have negative implications for financial stability. The Central Bank shall have the authority to oversee such systems, and system operators may be required to submit records, information and documents, including confidential material, to the Central Bank in accordance with the principles and procedures to be set by the Central Bank operators.

If breaches in system operation are detected by the Central Bank, the Central Bank shall have the authority to (i) give the system operator a reasonable time period to eliminate the cause of breach; (ii) require the system operator to apply measures such as collateral pools and guarantee mechanisms to ensure settlement; (iii) require certain participants to be banned from the system; (iv) temporarily suspend an operation license until the problem is resolved; (v) revoke an operation licenses; and (vi) temporarily take over the management of the system operator to ensure smooth and uninterrupted execution of transactions in the system.

Governance of Mobile Payment Services

As mobile payment transactions are utilized in cooperation with global systems for mobile communications, or GSM, GSM operators are bound by a strict legal regime. In this respect, GSM operators can only execute mobile payment service agreements with companies that are qualified to be integrated in the mobile payment service of the relevant GSM operator in accordance with the applicable legal and technical standards. We have executed mobile payment service agreements with three GSM operators in Turkey, including Turkcell, Vodafone TR and Avea and are in compliance with the relevant standards.

Protection of Personal Data

There is no specific law governing personal data privacy in Turkey, though other legislation deals with the protection of personal data. Although there is a draft Law Concerning Protection of Personal Data, or the Draft Law, that contemplates the establishment of a Personal Data Protection Authority, neither the Draft Law nor the Personal Data Protection Authority has been enacted.

The Turkish Civil Code sets forth a number of provisions to protect the privacy of personal information. Pursuant to Article 24 of the code, an individual whose personal rights are unjustly violated may bring a civil action to prevent such violation and/or seek compensation for damages arising from such violation. A consumer’s consent is required to process their personal information.

The Turkish Criminal Code, or Criminal Code, also sets forth a number of provisions specifically dealing with the protection of personal data. The Criminal Code states that the unlawful storage of personal data is subject to a penalty of imprisonment from six months to three years. In the event of unlawful transmission or reception of personal data, the penalty is increased to imprisonment from one year to four years. Furthermore, those who do not delete or destroy personal data in spite of the expiration of the stipulated time period in the relevant laws for the maintenance of such data shall be punished by imprisonment from six months to one year.

Anti-Money Laundering Regulations

The Prevention of Laundering Proceeds of Crime Law was enacted in 2006. The law sets out a “customer identification” obligation for “obliged parties,” which include our subsidiaries in Turkey. Obliged parties must identify the persons carrying out transactions and the persons on behalf or account of whom the transactions are conducted within or through obliged parties before the transactions are conducted. The Ministry of Finance has the authority to determine the required documents for customer identification. The types of transactions necessitating customer identification, monetary limits on such transactions and other related principles and procedures shall be determined by regulation. In the event there is any information, suspicion or reasonable grounds to suspect that the asset which is the subject of the transactions carried out or attempted to be carried out within or through the obliged parties was acquired through illegal ways or used for illegal purposes, the obliged parties shall report these transactions to the Presidency of the Financial Crimes Investigation Board.

Anti-Terrorism Financing Regulations

The Law on the Prevention of the Financing of Terrorism was enacted in 2013. According to Article 3 of the law, it is forbidden to provide or collect funds for the perpetration of any act that is intended to cause death or serious bodily injury for the purpose of intimidating or suppressing a population or compelling a government or an international organization to do or to abstain from doing any act, in addition to certain acts that are specified in various other pieces of legislation and conventions.

Exchange Regulations

Decree No. 32 on the Protection of the Value of Turkish Currency is the main legal document that regulates capital flows in domestic and foreign currencies, conditions on using foreign exchange and foreign currency-indexed credits. The decree entered into force in 1989 and has considerably liberalized capital movements in line with the general policy of financial liberalization at the time.

Residents in Turkey are allowed to accept payment in foreign currency from non-residents for the transactions that they conduct in Turkey in favor of such non-residents. Non-residents are allowed to purchase foreign exchange from banks, authorized establishments, precious metals brokerage institutions and intermediary institutions.

Residents and non-residents in Turkey may freely transfer foreign exchange abroad through banks. The Ministry of Finance is authorized to determine other establishments that are allowed to transfer foreign exchange abroad. Banks must report foreign exchange transfers abroad (including transfers made from foreign exchange deposit accounts), excluding payments for exports, imports and invisible transactions that are above $50,000, or its equivalent in another foreign currency within a thirty-day period starting from the date of transfer.

Philippines

Consumer Protection Laws

Our operating subsidiary in the Philippines, Uniwiz Trade Sales, Inc., or Uniwiz, distributes e-vouchers for pre-paid mobile airtime and digital content including MOLPoints through the MOLReloads platform. The e-vouchers (which are referred to as “e-pins” and “e-loads” by Uniwiz in its operations) are distributed by Uniwiz through dealers and retailers. The e-vouchers, being consumer goods, are covered by consumer protection laws in the Philippines, primarily the Consumer Act of the Philippines.

Data Privacy

Under the Data Privacy Act of 2012, or DPA, personal information refers to any information, whether recorded in a material form or not, from which the identity of an individual is apparent or can be reasonably and directly ascertained by the entity holding the information, or when put together with other information would directly and certainly identify an individual.

Generally, personal information may only be processed upon consent by the relevant party. Processing refers to any operation, or any set of operations performed, in respect of the personal information including, but not limited to, the collection, recording, organization, storage, updating or modification, retrieval, consultation, use, consolidation, blocking, erasure or destruction of the personal information data.

Those who control personal information are also mandated to implement measures for the protection of personal information. Uniwiz obtains personal information of its dealers, retailers and customers in the course of its dealings in the Philippines and as such is subject to the DPA.

Singapore

A MOLPoints registered account is a stored value facility, or SVF, pursuant to the Payment Systems (Oversight) Act (Cap. 222A of the Republic of Singapore), or PSOA. The PSOA is administered by the Monetary Authority of Singapore, or MAS. An “SVF” is defined in the PSOA as: (i) a facility (other than cash), whether in physical or electronic form, which is purchased or otherwise acquired by a user to be used as a means of making payment for goods or services up to the amount of the stored value that is available for use under the terms and conditions applying to the facility, and payment for the goods or services is made by the holder of the stored value in respect of the facility (rather than by the user); or (ii) all the facilities referred to in paragraph (i) provided under the same terms and conditions, while the “holder” of an SVF is defined as the person who holds the stored value and makes payment for goods or services referred to in the foregoing definition of SVF. Under the PSOA we may not directly or indirectly, alone or together with any person over whom we have control or influence, hold stored value in stored value facilities in excess of S$30 million, unless we are an approved holder of a widely accepted SVF and an approved bank has undertaken to be fully liable for the stored value under such SVF. As a holder of an SVF, we are strongly encouraged to adopt and implement the standards set out in the Stored Value Facility Guidelines issued by the MAS, taking into consideration the nature, size and complexity of our SVF. We are required to make certain disclosures to our users in Singapore, and we are subject to certain restrictions on advertising.

The PSOA provides for the oversight of payment systems (being a funds transfer system or other system that facilitates the circulation of money, and includes any instruments and procedures that relate to the system), and matters connected therewith. Under the PSOA, the MAS has broad powers to require the parties involved to provide to the MAS all such information relating to the payment system as may be required by the MAS.

Vietnam

Law on Information Technology

The Vietnamese Law on Information Technology, or the IT Law, provides for the rights and obligations of agencies, organizations and individuals which are engaged in information technology application and development activities. This law applies to Vietnamese and foreign organizations and individuals engaged in information technology application and development activities in Vietnam, including our company. Specifically, we are licensed to conduct the following business activities under the IT Law: produce software, provide software services (excluding distribution and supply of software products), provide consulting services on quality management of computers or computer systems, provide consulting, designing and developing services regarding software solutions (excluding construction design service), design websites, provide management and consulting services (excluding legal, financial, accounting, auditing, tax and securities consulting services) and provide data exploitation and data processing services in the field of information technology.

Cashless Payment

We currently provide intermediary payment services in Vietnam which are regulated pursuant to Vietnamese Decree No. 101. According to Decree No. 101, providers of intermediary payment services are obliged to report and supply information to competent state authorities, including the State Bank of Vietnam, or the SBV, in accordance with accounting, statistics and financial regulations. Furthermore, they must immediately report to the SBV upon the occurrence of certain events during the course of operation. Providers of intermediary payment services are also obliged to supply information about transactions and balances in payment accounts to account holders in accordance with agreements between the service provider and account holders.

Law on Anti-Money Laundering

The applicable anti-money laundering regulations in Vietnam are the Law on Anti-Money Laundering and Decree No. 116. We are treated as a financial entity for purposes of these regulations and are required to undertake certain reporting to the SBV. Our anti-money laundering obligations include conducting know-your-client checks, updating client identification information, and reporting high value transactions, suspicious transactions, and transactions that are suspected to relate to terrorism financing based on guidance provided by Decree No. 116. We are also required to inform the SBV and relevant Vietnamese financial institutions if any user is on a list of organizations and individuals involved in terrorism and terrorist financing, which is issued by the Ministry of Public Security, or warning list of organizations and individuals with high risk of money laundering, which is issued by the SBV.

Foreign Exchange Control Regulations

Vietnamese law prohibits all transactions, payment, price listing, advertisement, valuation, agreements and any other similar activities (including conversion or adjustment of price or contractual value) which take place in Vietnam among residents and non-residents from being conducted in foreign currency.

Law on Protection of Consumers’ Rights

Our users in Vietnam are protected by Vietnamese regulations on consumer rights. We are prohibited from conducting certain activities which may negatively affect user’s rights and benefits. General terms and conditions of services that we apply to our users may be declared invalid in certain circumstances. Under Vietnamese law we are not permitted to revise these terms and conditions without users’ consent.

Regulations on Protection of Personal Data

In general, the data protection regulations in Vietnam restrict the transfer of personal data held by a transferor to another person. The Vietnamese Civil Code provides that prior consent of the subject of the data must be obtained in order to collect and publish private data and information. The Vietnamese Law on Information Technology provides that prior consent of the subject of the data must be obtained before personal information may be collected, processed and/or used in the network environment. The Vietnamese Law on E-Transactions provides that prior consent must be obtained before any person may use, provide or disclose any private information or any information concerning another person that was provided during the course of an electronic transaction. Information obtained in the course of banking and financial operations is prohibited from being disclosed to any third party except in certain circumstances with the approval of the Prime Minister, the Minister of Public Security or the Governor of the SBV.

Decree on Electronic Commerce

We are required to promulgate and publicly post the operational policies of our e-commerce marketplace for Vietnam and actively participate in the resolution of any disputes involving the use of our e-commerce marketplace.

Indonesia

E-money requirements

In April 2009, Bank Indonesia, the central bank of the Republic of Indonesia, issued Regulation No.11/12/PBI/2009 regarding electronic money and Circular Letter No.11/11/DASP concerning non-bank Electronic Money Issuer, or the E-money Regulations. MOLPoints sold in Indonesia are categorized as e-money for purposes of the E-money Regulations, which define e-money as a payment device which meets the following criteria: (i) it is issued on the basis of value previously remitted by the holder to the issuer; (ii) the value of money is kept electronically in media such as a server or chip; (iii) it functions as a payment instrument to the merchant, who is not the issuer of the e-money; and (iv) it is not categorized as a deposit under the banking law. New e-money regulations may be issued in April 2014.

Relevant (Licensed) Actors in e-money transactions in Indonesia

Other than banks, each of the following persons involved in e-money transactions must be Indonesian limited liability companies licensed by Bank Indonesia.

•

Principal, which is a person that manages the system and/or the network between its members, including issuers and acquirers, in e-money transactions where the relationship is based on a written agreement.

•	Issuer, which is a person that issues e-money services/products.

•	Acquirer, which is a person who cooperates with merchants and processes e-money data issued by other parties.

•	Clearing Administrator, which is a person who calculates financial rights and liabilities of each issuer and/or acquirer in relation to e-money transactions.

•

Final Settlement Administrator, which is a person responsible for and performs the final settlement of financial rights and liabilities of each Issuer and/or Acquirer in relation to e-money transactions based on the calculations of a clearing administrator.

Because MOL AccessPortal issues MOLPoints on its website and electronic vouchers in the form of PIN codes (which can be used to reload MOLPoints) for purchase by customers in Indonesia and manages the system and/or network for the MOLPoints issued in Indonesia, MOL AccessPortal may be viewed as a principal or issuer of e-money products.

Exemption for E-money Issuer License

Not all non-bank institutions are required to obtain e-money licenses for issuing e-money products. The requirement for a non-bank institution to be licensed by Bank Indonesia is triggered if the non-bank institution manages or is planning to manage floating funds of Rp.1,000,000,000 (approximately $95,000) or more. The floating fund itself is defined as the entire value of e-money which is received by the issuer for the purpose of issuance and/or reloading of the e-money, which still needs to be paid by the issuer to the relevant holder and merchant.

E-money Licensing Requirement for MOL Indonesia

The E-money Regulations do not specifically require marketers of empty e-money vouchers to obtain a specific e-money license from Bank Indonesia. Thus, we believe that PT MOL AccessPortal is not required to obtain an e-money license from Bank Indonesia to the extent it merely markets empty e-money vouchers to be loaded by MOLPoints which are issued by MOL AccessPortal.

Sanctions

Bank Indonesia could impose administrative sanctions for non-compliance with the E-money Regulations, ranging from warning letters, business suspension to license revocation.

Other Relevant Regulations

Data Centre/Disaster Recovery Centre

Under Government Regulation No. 82 of 2012 on the Implementation of Electronic Systems and Transactions, or GR 82, an operator of electronic systems for public service must have a data centre and disaster recovery centre in Indonesia for law enforcement purposes and protection of Indonesian citizens. While it is not clear whether private parties offer public services, the Ministry of Communications and Informatics is of the view that anything to do with Indonesian citizens is a public service and is proposing to issue a regulation to confirm this position. This regulation is likely to be issued and, as an electronic systems operator, we would be subject to regulations when they come into force.

Data Privacy/Protection

Under GR 82, personal data is defined as data of individuals in which the truthfulness and the secrecy of the data is kept, maintained and protected. The definition is very general and may be interpreted broadly.

For protection of data privacy, electronic systems operators are required to maintain the secrecy, integrity and availability of personal data that is being managed; ensure that the collection and use of personal data is done with the personal data owner’s consent, unless otherwise provided by laws and regulations; and ensure that the use or disclosure of data is done with the personal data owner’s consent, and in accordance with the purpose conveyed to the personal data owner for the data collection.

Anti-Money Laundering

Law No. 8 of 2010 on Prevention and Eradication of Money Laundering Crimes, or the Anti-Money Laundering Law stipulates that financial services providers (such as banks, securities companies, custodians and e-money operators) are obliged to provide certain reports to the Center for Reporting and Analysis of Financial Transactions, or PPATK. Under the Anti-Money Laundering Law, financial services providers must report to PPATK any suspicious financial transaction; any cash transaction of Rp.500 million or more or other currency with equal value, either in one transaction or several transactions within one working day; and any financial transaction involving transfer of funds from and to foreign countries. Further, Presidential Decree No. 82 of 2003 on the Procedures for the Implementation of Authority of the PPATK provides that PPATK may requires financial services providers to provide documents, data, information owned and or controlled by the financial services provider.

Know Your Customer or KYC Principle

Under the Anti-Money Laundering Law, financial services companies, including e-money operators, are required to implement a “KYC” principle whenever they conduct business with customers; there is a financial transaction (whether in Rupiah or foreign currency) which amounts to at least Rp.100,000,000; there is a suspicious financial transaction which may involve money laundering and terrorism financing crimes; or the reporting party (financial services companies) doubts the information reported by its customers. In order to implement these KYC principles, service providers must at least: (i) identify their customers; (ii) verify the data of customers; and (iii) monitor the transactions of customers.

Anti-Terrorism

Anti-Terrorism is regulated under Government Regulation in Lieu of Law No. 1/2002 and the Anti-Terrorism Law. Under the Anti-Terrorism Law there are no reporting requirements for financial institutions. However, a bank or other financial institution may report to the police department any suspicion that a transaction or account is being used to support terrorism. As an issuer of e-money, we would be considered a financial institution that must report such suspicious transactions.

IDR Transfer Prohibition

Under Bank Indonesia Regulation 7/14/PBI/2005, as amended by Bank Indonesia Regulation No. 14/10/PBI/2012 on Limitations of IDR Transactions and Provision of Credit in Foreign Currencies by Banks,

Indonesian banks, including branches of offshore banks in Indonesia, are prohibited from performing certain IDR transactions with non-resident individuals and entities. These prohibited activities include, among others, (i) transfers to the IDR account of such non Indonesian residents in onshore banks, for transactions not related to economic activities in Indonesia; (ii) transfers to the IDR account of such non-Indonesian residents in offshore banks, whether or not for transactions related to economic activities in Indonesia; and (iii) transfers for settlement of the purchase of foreign currencies against IDR at offshore banks and or booked at IDR accounts at offshore banks. However, the transfer of foreign currency to an account of a non Indonesian resident in offshore banks is not a prohibited activity and there are no restrictions on the repatriation of foreign currency in such circumstances.

United States

Various laws and regulations in the United States, including the Bank Secrecy Act, the Dodd-Frank Act, the USA Patriot Act, and the Credit Card Act, impose certain procedural and reporting requirements on companies that are financial institutions or that provide financial products and services. Under these laws and regulations, financial institutions are broadly defined to include money services businesses such as money transmitters, check cashers, and sellers or issuers of stored value. Requirements imposed on financial institutions under these laws include customer identification and verification programs, record retention policies and transaction reporting.

Money services regulations

The Treasury Department’s Financial Crimes Enforcement Network, or FinCEN, requires the registration of certain money services businesses with the Treasury Department and reporting and record keeping of various transactions. Registered money services businesses must report suspicious transactions involving a payment or series of related payments of $2,000 or more and obtain and keep more detailed records on the senders and recipients in transfers of $3,000 or more. We believe we are not subject to these regulations because, as a provider of a closed-loop system with a transaction limit of less than $1,000, we are exempt from registration with FinCEN as a “provider of pre-paid access.”

Anti-money laundering, anti-terrorism and sanctioned countries

The U.S. Patriot Act requires financial institutions to verify the identity of any person seeking to open an account to the extent reasonable and practicable, maintain records of the information used to verify a person’s identity, including name, address and other identifying information, and consult lists of known or suspected terrorists or terrorist organizations provided by United States government agencies to determine whether a person seeking to open an account appears on any such list. In general, the U.S. Patriot Act requires financial institutions to make certain efforts to prevent the use of their payment processing systems to facilitate money laundering and the financing of terrorist activities, including, for example, the designation of a compliance officer, training of employees, adoption of internal policies and procedures to mitigate money laundering risks, and periodic audits.

As a pre-paid virtual currency system for online game players and entertainment users, we do not believe that we are a financial institution subject to the anti-money laundering laws and regulations. However, it is possible that our closed-loop gift card and virtual currency system could be considered a financial product and that we could be deemed a financial institution subject to applicable United States federal or state regulation under certain interpretations of laws governing businesses such as money transmitters, check cashers, and sellers or issuers of stored value. Although we do not believe we are subject to anti-money laundering regulations, we have implemented internal policies and procedures to mitigate money laundering risks.

Our United States operations are subject to increasingly expanding legal and regulatory requirements intended to help detect and prevent terrorist financing, fraud and other illicit activity. We are required to comply with regulations imposed by the United States Department of the Treasury Office of Foreign Assets Control, or OFAC, which prohibit or restrict financial and other transactions with specified countries, their governments and designated individuals and entities, such as terrorists and narcotics traffickers. As a closed-loop gift card and virtual currency system, our primary responsibilities in this area relate to the vetting and monitoring of merchants in our direct merchant portfolio. We have developed and implemented policies and procedures that are designed to comply with OFAC requirements and comparable sanctions programs.

Data protection and information security

Various federal and states laws and regulations in the United States address matters related to data protection, information security, breach notification, marketing and other activities related to the processing, storage, and use of data, among other things. In the United States, one key source of regulation regarding data privacy for financial institutions is Title V of the Gramm-Leach-Bliley Act, or GLBA, which regulates such institutions’ handling of nonpublic personal data about consumers, and generally requires a financial institution to provide customers and/or consumers in certain circumstances with a privacy notice with specified content, to provide choices regarding certain sharing of nonpublic personal data with unaffiliated third parties, and to maintain appropriate security controls for the protection of nonpublic personal data. Beyond the GLBA, financial institutions must also address other privacy laws and regulations in the United States. For example, the Fair Credit Reporting Act governs the use and disclosure of information in consumer reports provided by consumer reporting agencies and the Federal Trade Commission. In addition, there are a number of laws that may impact marketing activities, including the Telephone Consumer Protection Act, the Telemarketing and Consumer Fraud Abuse Prevention Act, the CAN-SPAM Act and the California Financial Information Privacy Act. There may also be content requirements for notices to customers and/or consumers under certain state laws, including those in California. Furthermore, virtually all states have established affirmative obligations to protect the security of financial information and/or duties to notify in certain incidents related to unauthorized access or acquisition of personal data and certain states may have requirements for disclosures related to certain website activities. In addition, the United States Federal Trade Commission and other federal and state regulators have regulatory powers related to data protection, information security and consumer protection.

As a prepaid virtual currency system for online game players and entertainment users, we may be, or may become, subject to such laws. We post our Terms of Service and Privacy Policy on our website where we set forth our practices concerning the use, transmission and disclosure of user data.

Taiwan

Because MOLPoints in Taiwan are offered to redeem the points issued by third party online game providers, there is a risk that the MOLPoints business model may be considered to be operating as an “open-loop” system from the relevant authority’s perspective, in which case a license is required pursuant to the applicable law. However, subject to the competent authority’s interpretation, various factors including the cooperation methods between us and the contracting online game providers may be used to advance a position that the MOLPoints business in Taiwan operates as a “closed-loop” system.

Under a “closed-loop” model, no license is required. However, we are required to comply with the Mandatory Provisions to be included in and Prohibitory Provisions of Standard Form Contract for Online Game Points (Cards), or the Provisions. According to the Provisions, the game point cards and the purchase webpage must include: (i) certain information regarding the issuer and the game points card; (ii) a guarantee of the issuer’s performance; and (iii) the telephone number, website address, and email address for consumer complaints. Moreover, the game point cards and the purchase webpage cannot include provisions that provide: (i) a deadline of use or registration; (ii) that the unused point balance cannot be consumed; (iii) a waiver of the obligations to provide the merchandise or service or charging extra fees; (iv) unreasonable restrictions on use such as restricted locations or restricted scope; (v) that the issuer can unilaterally terminate or rescind the contract; (vi) a waiver of the issuer’s intentional or negligent liabilities; (vii) contents violating an imperative or prohibitive provision of law, or obviously unfair or deceptive; or (viii) that the advertisements are for reference only.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this prospectus.

Directors and Executive Officers	Age	Position/Title
Ganesh Kumar Bangah	35	Director and Chief Executive Officer
Craig White	52	Director and President
Chee Chau Ng	45	Group Chief Operating Officer
Pan Yong Tee	41	Chief Technology Officer
Yoon Soon Chong	38	Chief Financial Officer
Preecha Praipattarakul	40	Chief Executive Officer, MOL Thailand
Onur Ergüney	38	General Manager, PaytoGo
Cheong Fatt Chan	52	Chief Executive Officer, MyCNX
Sheng Guan Eng	39	Chief Executive Officer, MOLPay Sdn. Bhd.
Yit Fei Chang	41	Director

Ganesh Kumar Bangah is a director of the Issuer, has served as our Chief Executive Officer since the inception of our business and is a co-founder of our company. Mr. Bangah was certified by the Malaysia Book of Records as the Youngest Chief Executive Officer of a Public Listed Company in Malaysia in 2003 when MOL AccessPortal was listed on the MESDAQ Market of the Malaysian Stock Exchange and Mr. Bangah was 23 years old. Before founding our company, he was the Technical Director of Cyberfield Sdn Bhd where he was involved in various software development, project management, internet infrastructure and internet commercialization efforts. He is a Microsoft Certified Professional and has more than 12 years of experience in portal development, and e-commerce operations. He was the Ernst & Young Technology Entrepreneur of the Year Malaysia in 2012 and the Overall Top Award Winner for the Prestige Top 40 Under 40 2012 Awards. He was also the Winner of the JCI 2009 Creative Young Entrepreneur Award, Winner of the Technopreneur Excellence Award at the PIKOM ICT Leadership Awards in 2009 and Winner of the Young Indian Entrepreneur Award in 2009. In 2013, Top 10 of Malaysia listed Mr. Bangah among the 10 most inspiring Malaysian “technopreneurs”, and in 2004, Society Magazine recognized him as one of the 100 people you must know in Asia. Mr. Bangah is currently the Treasurer of the National IT Association of Malaysia and is a board member of the IT Industry Advisory Board (IAB) at Help University. Mr. Bangah holds a Certificate in Computer Studies from the National Center for Information Technology in the United Kingdom.

Craig White is a director of the Issuer, joined MOL Global Singapore as President of Global Operations in 2011 and has served as our President since January 2014. Prior to joining us, Mr. White served at Naspers/MIH as the CEO of Internet: South and South East Asia and Naspers/MIH Southeast Asia’s Chief Executive Officer of the Southeast Asian region. Mr. White also served as President of M-Web Thailand/Sanook Online and Managing Director of Thailand’s KSC Commercial. Mr. White’s accolades include being included in the Top 50 business people in Thailand 2000 (Business Com Magazine), Top 300 Foreigners in Thailand 2006 (Thailand Tatler), and South Africa Who’s Who 2006. Mr. White holds a Master of Business Administration, a Post Graduate Diploma in Mechanical Engineering and a Bachelor of Science in Electrical and Electronic Engineering from the University of Cape Town in South Africa.

Chee Chau Ng joined us in 2006 and has served as our Group Chief Operating Officer since April 2014. Prior to joining us, Mr. Ng held several senior managerial and sales positions with distributors of technology and mobile equipment products. Mr. Ng brings more than 10 years of experience in the ICT and telecommunication distribution industry to MOL, including having served as a Sales and Application Engineer with Rank O’Connor (M) Sdn. Bhd. Mr. Ng holds a Bachelor of Engineering (Hons.) from the University of Aberdeen in the United Kingdom.

Pan Yong Tee joined us in 2002 and has served as our Chief Technology Officer since January 2013. Mr. Tee joined us as a technical manager and became a senior technical manager in 2005. Prior to joining us,

Mr. Tee worked at MTDC Technology Media Sdn Bhd, as an assistant manager (Technical) and a programmer. Mr. Tee holds an Associate Diploma in Information Technology (Software Development) from Northern Territory University in Malaysia and is a Microsoft Certified Solutions Developer (MCSD) and Microsoft Certified Database Administrator (MCDBA).

Yoon Soon Chong joined us in 2012 has served as our Chief Financial Officer since April 2014. Prior to joining us, Mr. Chong was a Senior Finance Manager at Ten Cate Geosynthethics Asia Sdn. Bhd. from June 2006 through February 2012 and has 11 years of experience in the manufacturing and commercial industry. Mr. Chong is a member of the Association of Chartered Certified Accountants (ACCA).

Preecha Praipattarakul has served as the Chief Executive Officer of MOL Thailand since joining us in September 2009. Prior to joining us, Mr. Praipattarakul was the founder and former CTO of POPidols Co., Ltd and dFusion Co., Ltd, as well as the leader of Digital Content Management Solutions and Interactive Marketing Consulting firms in Thailand. Mr. Praipattarakul is also a Board Member to ICT Sub-Committee, a standing committee of the Senate of the Kingdom of Thailand. Mr. Praipattarakul holds a Bachelor of Business Administration in Accounting from Assumption University in Thailand.

Onur Ergüney has served as the General Manager of PaytoGo since May 2011. Prior to joining us, Mr. Ergüney was the representative of Adecco Turkey in Adecco Global Automotive Industry Council. Mr. Ergüney has also served as a Foreign Trade and International Relations Department Chief at Kocaeli Chamber of Industry. Mr. Ergüney holds a Master of Business Administration in Marketing and Strategic Management from Yeditepe University in Turkey.

Cheong Fatt Chan co-founded MyCNX in 2005, became Managing Director of MyCNX in December 2008 and was redesignated as Chief Executive Officer of MyCNX in January 2013. Prior to joining us, Mr. Chan founded Zactam, a color printing service company.

Sheng Guan Eng has served as the Chief Executive Officer of MOLPay Sdn. Bhd. since joining us in August 2011. Mr. Eng co-founded MOLPay Sdn. Bhd. and was previously the co-founder and Chief Executive Officer of NetBuilder (M) Sdn. Bhd. and NB Travel Sdn. Bhd. Mr. Eng has more than 15 years of experience in the information communication technology payment and travel industries. He holds a Bachelor of Science in Computer Science from the University of Southern Queensland in Australia.

Yit Fei Chang is a director of the Issuer and initially joined us in 1999. Prior to joining us, Mr. Chang worked at Diversified Gateway Sdn. Bhd. from October 1995 through October 1999 and Berjaya Land Berhad from November 1999 through May 1999. Currently, he also serves as an Executive Director of MOL.com Berhad, and a Director in Qinetics Solutions Berhad and certain of our affiliate companies, including Bonus Browser Sdn. Bhd., Friendster Sdn. Bhd., MOL Managed Services Sdn. Bhd., and MOL Online Sdn. Bhd. Mr. Chang graduated with a Bachelor of Science in Electronics Engineering from the University of Southampton in the United Kingdom and also holds a Business and Technology Education Council National Diploma in Electronic and Computer Engineering from the People’s College, Nottingham, in the United Kingdom.

Board of Directors

The Issuer’s board of directors will consist of directors upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part. A director is not required to hold any ordinary shares in our company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he is materially interested provided (i) such director, if his interest in such contract or arrangement is material, has declared the nature of his interest at the earliest meeting of the board at which it is practicable for him to do so, either specifically or by way of a general notice and (ii) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee. The directors may exercise all the powers of the company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

Committees of the Board of Directors

We will establish three committees under the board of directors immediately upon the effectiveness of our registration statement on Form F-1, of which this prospectus is a part: an audit committee, a compensation committee and a nominating and corporate governance committee. We will adopt a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee.    Our audit committee will consist of                    , and                    .                     will be the chairman of our audit committee. We have determined that                    ,                    and satisfy the “independence” requirements of                     and Rule 10A-3 under the Securities Exchange Act of 1934. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

•	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•	reviewing with the independent auditors any audit problems or difficulties and management’s response;

•	discussing the annual audited financial statements with management and the independent auditors;

•	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

•	reviewing and approving all proposed related party transactions;

•	meeting separately and periodically with management and the independent auditors; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee.    Our compensation committee will consist of                     ,                     and                     ..                     will be the chairman of our compensation committee. We have determined that , and satisfy the “independence” requirements of                     . The compensation committee will assist the board of directors in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our Chief Executive Officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

•	reviewing and approving, or recommending to the board for its approval, the compensation for our Chief Executive Officer and other executive officers;

•	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

•	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

•	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee.    Our nominating and corporate governance committee will consist of                     ,                     and                     ..                     will be the chairperson of our nominating and corporate governance committee. We have determined that                    ,                     and                     satisfy the “independence” requirements of                     . The nominating and corporate governance committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee will be responsible for, among other things:

•	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

•	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

•	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

•

advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

As a Cayman Islands company listed on the NASDAQ, we are subject to the NASDAQ corporate governance listing standards. However, NASDAQ rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Under the NASDAQ corporate governance listing standards, listed companies are generally required to have a majority of independent directors, in addition to a nominating/corporate governance committee and a compensation committee, each of which is composed entirely of independent directors. However, corporate governance requirements in the Cayman Islands do not require us to have a majority of independent directors, a nominating/corporate governance committee nor a compensation committee. Immediately following the offering, we will not have a majority of independent directors and our nominating/corporate governance committee and our compensation committee will include a majority of independent directors but will not be entirely independent.

Duties of Directors

Under Cayman Islands law, our directors have fiduciary duties to our company, including duties to act honestly, in good faith and with a view to further our best interests. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association and the class rights vested thereunder in the holders of the shares. Our company has the right to seek damages if a duty owed by our directors is breached. A shareholder may, in certain limited exceptional circumstances, have the right to seek damages in our name if a duty owed by the directors is breached.

Our board of directors has all powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

•	convening shareholders’ annual and extraordinary meetings;

•	declaring dividends and distributions;

•	appointing officers and determining the term of office of the officers;

•	exercising the borrowing powers of our company and mortgaging the property of our company; and

•	approving the transfer of shares in our company, including the registration of such shares in our share register.

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the board of directors. Our directors are not subject to a term of office and hold office until such time as they are removed from office by ordinary resolution of the shareholders or by the board. We do not have a mandatory retirement age for directors. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; or (ii) is found by our company to be or becomes of unsound mind.

Employment Agreements and Indemnification Agreements

We intend to enter into employment agreements with each of our executive officers, which will provide that we may terminate employment for cause, at any time, without advance notice or remuneration, for certain acts of the executive officer, such as misdemeanor, misconduct, negligence and breach of the employment agreement, and that we or the executive officer may terminate an executive officer’s employment without cause upon advance written notice of                      months. The right of termination of an employee is subject to applicable local laws. In such case of termination by us, we will provide severance payments to the executive officer as expressly required by applicable law.

Pursuant to employments agreements that we intend to enter into with our executive officers, each executive officer is expected to agree not to discuss confidential information and other confidential business of our company or customer business or data with unauthorized personnel and/or unauthorized sources outside and inside our company, in public places or with former employees of our company, and to help ensure that all document or materials created by such executive officer in the course of performance of such executive officer’s duties with our company shall be the sole property of our company.

We also intend to enter into indemnification agreements with each of our directors and executive officers. Under these agreements, we intend to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

Compensation of Directors and Executive Officers

For the year ended December 31, 2013, we paid an aggregate of approximately MYR2.6 million in cash to our executive officers and we did not pay any compensation to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our Malaysian subsidiaries are required by law to effect monthly deductions and/or contributions at the prevailing minimum statutory rate for the Malaysian Employees Provident Fund, or the EPF, social security and income tax. For the year ended December 31, 2013, we contributed an aggregate of MYR0.3 million to the EPF for the accounts of our executive officers.

PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of the date of this prospectus by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our ordinary shares.

	Shares Beneficially Owned Prior to This Offering		Shares Beneficially Owned Immediately After This Offering(1)
	Number(2)	%(3)	Number	%(3)
Directors and Executive Officers:
Ganesh Kumar Bangah
Craig White
Chee Chau, Ng
Pan Yong, Tee
Yoon Soon, Chong
Preecha Praipattarakul
Onur Ergüney
Cheong Fatt, Chan
Sheng Guan, Eng
Yit Fei, Chang

All Directors and Executive Officers as a Group

Principal Shareholders:
Tan Sri Dato’ Seri Vincent Tan(5)
Rayvin Tan Yeong Sheik
His Royal Highness Sultan Ibrahim of the State of Johor

Selling Shareholders:

(1)	* Beneficially owns less than 1% of our ordinary shares.

(2)	Assumes that the underwriters do not exercise the over-allotment option.

(3)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities.

(4)	For each person and group included in this table, percentage of beneficial ownership is calculated by dividing the number of ordinary shares beneficially owned by such person or group by the sum of the number of ordinary shares outstanding and the number of ordinary shares underlying share options held by such person or group that are exercisable within 60 days after the date of this prospectus. The total number of ordinary shares outstanding as of the date of this prospectus is . The total number of ordinary shares outstanding after the completion of this offering will be assuming the underwriters do not exercise their over-allotment option.

(5)	The equity interest of Tan Sri Dato’ Seri Vincent Tan is held through his direct ownership of of our ordinary shares and his beneficial ownership of a % indirect equity interest in MOL.com Sdn. Bhd., which owns of our ordinary shares; a % indirect equity interest in Hotel Resorts Enterprises Sdn. Bhd., which owns of our ordinary shares; a % indirect equity interest in MOL Global Singapore, which owns of our ordinary shares; and a % equity interest in MOL Investments Pte. Ltd., which owns of our ordinary shares.

None of our existing shareholders has different voting rights from other shareholders after the completion of this offering. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

RELATED PARTY TRANSACTIONS

We have entered into a variety of transactions with related parties pursuant to agreements with related parties and otherwise. Our arrangements with related parties are described below.

Borrowings

We have from time to time advanced funds to our shareholder MOL Global Singapore and MOL Global Singapore has advanced funds to us. These advances are non-interest bearing and payable on demand. MOL Global Singapore is owned 88.37% by our major shareholder Tan Sri Dato’ Seri Vincent Tan and his affiliates and 11.63% by our CEO, Ganesh Kumar Bangah. These advances and repayments are described below:

•

In 2011, we advanced our shareholder, MOL Global Singapore, a total of MYR34.3 million for working capital purposes and MOL Global Singapore subsequently repaid us MYR41.6 million. MOL Global Singapore owed us MYR12.0 million as of December 31, 2011.

•

In 2012, we advanced MOL Global Singapore MYR9.1 million and MOL Global Singapore paid us MYR33.3 million, partially in respect of amounts advanced in 2011 and 2012. In 2012, MOL Global Singapore also advanced us MYR4.6 million in order to finance the acquisition of Rixty by us. We owed MOL Global Singapore MYR16.8 million as of December 31, 2012.

•

In 2013, we advanced MOL Global Singapore MYR2.0 million for working capital purposes, MOL Global Singapore advanced us MYR43.5 million in order to finance the acquisition of PaytoGo, Game Sultan, AyoPay and NganLuong by us, and we repaid MOL Global Singapore MYR5.0 million. In 2013, we repaid MOL Global Singapore an additional MYR36.0 million by assigning trade and non-trade payables due to us from related parties to MOL Global Singapore, which was offset in part by MOL Global Singapore assuming trade and non-trade payables of MYR12.0 million due by us, resulting in MYR29.3 million owed by us to MOL Global Singapore as of December 31, 2013.

•

In 2012, we advanced Friendster ICafe Sdn. Bhd., or Friendster ICafe, and to Cyberport Holdings (M) Sdn. Bhd., or Cyberport, totaling MYR0.6 million and MYR4.0 million, respectively, for working capital purposes. As of December 31, 2012, the balances outstanding from Friendster ICafe and Cyberport to us were MYR0.6 million and MYR0.9 million, respectively. In 2013, we advanced Friendster ICafe and Cyberport totaling MYR 0.5 million and MYR3.1 million, respectively, for working capital purposes. As of December 31, 2013, all such amounts had been repaid, and no amounts were due to us in respect of such advances.

Guarantees

Our related parties from time to time provide guarantees for our benefit. Our shareholder MOL Global Singapore provided guarantees for our obligations under our agreement to acquire PaytoGo and Game Sultan in 2013. Our major shareholder Tan Sri Dato’ Seri Vincent Tan, and certain entities under his control, and CEO Ganesh Kumar Bangah provided guarantees in 2012 relating to our revolving credit facility from MDV. Cyberventures Sdn. Bhd., or Cyberventures, which is owned 80% by our major shareholder, Tan Sri Dato’ Seri Vincent Tan, and 20% by our Chief Executive Officer, Ganesh Kumar Bangah provided guarantees in 2012 relating to our loan from OCBC Bank (Malaysia) Berhad. Our CEO Ganesh Kumar Bangah also provided guarantees in 2012 in relation to equipment lease agreements entered into by MOL AccessPortal. Some of our directors and shareholders in MOL Thailand also provided guarantees in relation to the loans obtained by Zest from United Overseas Bank (Thai) Public Company Limited in Thailand.

Tenancy Agreements

MOL AccessPortal occupies space at Berjaya Times Square, Kuala Lumpur, Malaysia, under tenancy agreements with Berjaya Times Square Sdn. Bhd., which is controlled by our major shareholder, Tan Sri Dato’ Seri Vincent Tan. The aggregate rent payable under the tenancy agreements are approximately MYR34,090 per month. These three agreements expire in September 2014, November 2014 and February 2017, respectively. For these tenancies, the amount of payments we made to Berjaya Times Square Sdn. Bhd. were MYR0.7 million, MYR0.7 million and MYR0.7 million for the years ended December 31, 2011, 2012 and 2013, respectively. The rent payable under these agreements are at prevailing market rates.

Distribution Agreements

7-Eleven Malaysia.    In November 2009, MOL AccessPortal entered into a distribution agreement with 7-Eleven Malaysia for the distribution by 7-Eleven Malaysia of vouchers for MOLPoints and pre-paid mobile airtime. Pursuant to the agreement, we are 7-Eleven Malaysia’s exclusive provider of online game reloads and pre-paid mobile airtime. 7-Eleven Malaysia is controlled by our major shareholder, Tan Sri Dato’ Seri Vincent Tan. Under the agreement, MOL AccessPortal paid 7-Eleven Malaysia a one-time fee of MYR2.5 million and pays a volume-based commission. The agreement is for an initial term of five years subject to automatic renewal for a further term of five years. In September 2013, MOL AccessPortal entered into an addendum to the distribution agreement with 7-Eleven Malaysia under which, among others, the term of the distribution agreement will be renewed for a further 10 years upon the expiry of the initial term and MOL AccessPortal agreed to pay 7-Eleven Malaysia an additional fee of MYR5.0 million, in five annual equal installments commencing on June 1, 2014. Payments by MOL AccessPortal to 7-Eleven Malaysia under the distribution agreement were MYR18.0 million, MYR19.0 million and MYR20.1 million for the years ended December 31, 2011, 2012 and 2013, respectively.

Sea Gamer.    We have a reseller arrangement with, and also provide collection services for, Sea Gamer Mall Sdn. Bhd., or Sea Gamer, which sells online game credits and secondary market items for online games. Sea Gamer is owned 51% by Cyberventures. Under the arrangement, which commenced in 2012, users are able to purchase MOLPoints vouchers and online game vouchers through Sea Gamer’s website. Pursuant to the arrangement, Sea Gamer receives a commission for products sold, and we receive a fee for collection services. The arrangement can be discontinued by either party at any time. Revenue earned in connection with the arrangement was MYR0.8 million and MYR4.5 million for the years ended December 31, 2012 and 2013, respectively.

U Mobile.    In September 2008, MOL AccessPortal entered into a distribution agreement with U Mobile Sdn. Bhd., or U Mobile, for the distribution by us of e-pins for U Mobile pre-paid mobile airtime. U Mobile is beneficially owned 44.67% by our major shareholder, Tan Sri Dato’ Seri Vincent Tan. Under the agreement, we earn an agreed upon margin for the products sold. The agreement was for a term of 12 months and has not been renewed by the parties, although the relationship has continued on terms substantially similar to those of the agreement. In addition, in May 2011 we entered into a term sheet for collaboration with U Mobile, under which we provide U Mobile with, among others, Facebook credits for U Mobile customers and Facebook advertising, in consideration for U Mobile providing payment to us in the form of U Mobile pre-paid mobile airtime worth MYR720,000. Revenue earned from sales of U Mobile products was MYR0.3 million, MYR1.2 million and MYR2.6 million for the years ended December 31, 2011, 2012 and 2013, respectively.

Services Agreements

MOL AccessPortal entered into term sheets with each of Berjaya Roasters (M) Sdn. Bhd. (with respect to Kenny Rogers Roasters outlets in Malaysia), Berjaya Pizza Company Sdn. Bhd. (with respect to Papa John’s outlets in Malaysia), Berjaya Starbucks Coffee Company Sdn. Bhd. (with respect to Starbucks coffee outlets in Malaysia), and WEN Berjaya Sdn. Bhd. (with respect to Wendy’s outlets in Malaysia) for the provision of services, including the appointment of MOL AccessPortal as the exclusive wireless broadband and video advertisement solutions provider for these outlets. Each of Berjaya Roasters (M) Sdn. Bhd., Berjaya Pizza Company Sdn. Bhd. and WEN Berjaya Sdn. Bhd. is controlled, and Berjaya Starbucks Coffee Sdn. Bhd. is 50% owned, by our major shareholder, Tan Sri Dato’ Seri Vincent Tan. Under these arrangements, MOL AccessPortal is entitled to sell advertisement space and retain all or a portion of the revenue from advertisements. In January 2012, MOL AccessPortal assigned these term sheets to Friendster Sdn. Bhd., or Friendster. Following the assignment, for each of Berjaya Roasters (M) Sdn. Bhd., Berjaya Pizza Company Sdn. Bhd., Berjaya Starbucks Coffee Company Sdn. Bhd., WEN Berjaya Sdn. Bhd., Friendster provides the services in place of MOL

AccessPortal. Friendster is wholly owned by MOL Global Singapore. Revenue earned from services provided under these agreements was MYR0.3 million for the year ended December 31, 2011.

In 2013, our subsidiary MOL Managed Services Sdn. Bhd. entered into service agreements with EAuto Sdn. Bhd., or EAuto, and with Friendster, for the maintenance of computer equipment and related services. EAuto is owned 30% by MOL Global. Each of these agreements will remain in effect until terminated by the parties. Under these agreements, we receive application license service fees and on-site service fees. Revenue earned from services provided under these agreements was MYR0.2 million for the year ended December 31, 2013.

In April 2013, MyCNX entered into a term sheet with Friendster ICafe for the provision of services by Friendster ICafe, which include information technology consulting services. The agreement is for a term of one year from May 1, 2013. Under this arrangement, the fees payable to Friendster ICafe are a percentage of MyCNX’s sales revenue after deducting content provider royalty costs as set forth in the term sheet. Payments made to Friendster ICafe were MYR0.5 million for the year ended December 31, 2013.

Other

Friendster.    In September 2012, MOL AccessPortal entered into a services agreement with Friendster for Friendster to distribute certain services offered by MOL AccessPortal, including game pin sales through Friendster’s distribution channels. The agreement continues to be in effect indefinitely unless terminated by the parties. Under the agreement, Friendster receives an agreed fee for products sold.

In August 2009, MOL AccessPortal and Friendster (S.E. Asia) Pte. Ltd., or Friendster SE Asia, entered into a license and payment services provider agreement, for the provision of, amongst others, payment services to Friendster SE Asia. Pursuant to this agreement, we are Friendster SE Asia’s exclusive provider of such payment services. Friendster, along with its subsidiary Friendster SE Asia, was acquired by our shareholder MOL Global Singapore in January 2010. The initial term of the agreement was three years and has not been renewed by the parties, although the relationship has continued on terms substantially similar to those of the agreement. Under this agreement, we are entitled to receive a commission from Friendster SE Asia.

In June 2009, MOL AccessPortal, MyCNX and Friendster SE Asia, entered into a term sheet to enable Friendster SE Asia to launch Friendster Games Portal on its website. Under this agreement, MyCNX and Friendster SE Asia share revenue received from virtual goods and premium services of web games and Friendster SE Asia receives an agreed commission from MOL AccessPortal for products sold. The term of the agreement is two years from the launch date of the games portal.

Revenue earned from these agreements was MYR0.1 million, MYR70,000 and MYR80,000 for the years ended December 31, 2011, 2012 and 2013, respectively.

Tconnect.    In 2012, MOL AccessPortal entered into a contact center service arrangement with Tconnect Cyberport Sdn. Bhd., or Tconnect, for the provision of services by Tconnect, which include outsourced contact center services. Tconnect is owned 50% by Cyberventures. Under this arrangement, the fees payable to Tconnect are MYR30,000 per month. Payments made to Tconnect were MYR30,000 and MYR0.4 million for the years ended December 31, 2012 and 2013, respectively.

Ini3.    In November 2012, MOL AccessPortal Co. Ltd., or MOL Thailand, entered into an agreement with Ini3 Digital Co. Ltd., or Ini3, for the distribution by MOL Thailand of cash cards and e-pins supplied by Ini3. Under the agreement, MOL Thailand earns an agreed upon margin for the products sold. Ini3 is controlled by the family of the wife of one of our executive officers. The agreement continues to be in effect indefinitely unless terminated by the parties. Revenue derived from the sale of Ini3 products was MYR3.9 million and MYR4.4 million for the years ended December 31, 2012 and 2013, respectively.

Berjaya Group Companies.    We also purchase products and services from Berjaya Corporation group of companies controlled by our major shareholder, Tan Sri Dato’ Seri Vincent Tan, including hotels, cars, share registration services, food and beverage and courier services, from time to time in the ordinary course of our business. Our expenditures for such products and services were approximately MYR0.2 million, MYR0.4 million and MYR0.4 million for the years ended December 31, 2011, 2012 and 2013, respectively.

Insurance contracts.    We have taken out a number of insurance policies with Berjaya Sompo Insurance Berhad, which is owned 30% by entities controlled by our major shareholder, Tan Sri Dato’ Seri Vincent Tan, in respect of, among other things, hospital and surgical insurance, personal accident insurance and all risk insurance covering computer systems, hardware and servers and office equipment and furniture, among others.

Cyberventures.    Pursuant to a settlement of debt agreement dated November 8, 2012 between MOL AccessPortal and Cyberventures, MOL AccessPortal acquired its shares in MyCNX through the transfer of 1,599,900 shares of par value MYR1 each in MyCNX (consisting of 79.995% of the total issued and paid-up capital of MyCNX) as full settlement of a debt amounting to MYR27.8 million owed by Cyberventures to MOL AccessPortal.

BLoyalty.    We provide technology outsourcing services to BLoyalty Sdn. Bhd, a company that is wholly owned by an entity controlled by our major shareholder, Tan Sri Dato’ Seri Vincent Tan. Revenue from these services was MYR0.3 million, MYR0.5 million and MYR0.7 million for the years ended December 31, 2011, 2012 and 2013.

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands exempted company with limited liability and our affairs are governed by our memorandum and articles of association, and the Companies Law (2013 Revision) of the Cayman Islands, which is referred to as the Companies Law below.

As of the date of this prospectus, our authorized share capital was $1,000,000,000 divided into 1,000,000,000 ordinary shares of par value $1.00 each. As of the date of this prospectus, there are              ordinary shares issued and outstanding.

Our Post-Offering Memorandum and Articles

We expect to adopt, subject to the approval of our board of directors and shareholders, an amended and restated memorandum and articles of association, which will become effective immediately upon completion of this offering and will replace our existing memorandum and articles of association in their entirety. The following are summaries of the material provisions of the post-offering amended and restated memorandum and articles of association that we expect to adopt and of the Companies Law, insofar as they relate to the material terms of our ordinary shares.

General

All of our ordinary shares are fully paid and non-assessable. Our ordinary shares are issued in registered form, and are issued when registered in our register of shareholders. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their ordinary shares. We may not issue shares to bearer.

Dividends

The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights

Each ordinary share is entitled to one vote on all matters upon which the ordinary shares are entitled to vote. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any one shareholder holding at least ten percent of the shares given a right to vote at the meeting, present in person or by proxy.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes cast by the shareholders entitled to vote who are present in person or by proxy at a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast by the shareholders entitled to vote who are present in person or by proxy at a general meeting. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our company, as permitted by the Companies Law and our post-offering memorandum and articles of association. A special resolution will be required for important matters such as a change of name or making changes to our memorandum and articles of association. Our shareholders may effect certain changes by ordinary resolution, including increasing the amount of our authorized share capital, consolidating and dividing all or any of our share capital into shares of larger amounts than our existing shares, and cancelling any authorized but unissued shares.

Transfers of Ordinary Shares

Subject to the restrictions contained in our post-offering memorandum and articles of association, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in writing and in any usual or common form or such other form as our directors may approve and executed by or on behalf of the transferor (and, if in respect of a nil or partly paid up share, or if so required by our directors, by or on behalf of the transferee).

Our board of directors may decline to register any transfer of any ordinary share unless:

•

the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of shares;

•	the instrument of transfer is properly stamped, if required;

•	in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four;

•	the ordinary shares transferred are free of any lien in favor of our company; and

•

any fee related to the transfer (of such maximum sum as the NASDAQ Listing Rules may determine to be payable, or such lesser sum as our board of directors may from time to time require) has been paid to us.

If our directors refuse to register a transfer they are required, within three months after the date on which the instrument of transfer was lodged, to send to each of the transferor and the transferee notice of such refusal.

Liquidation

On the winding up of our company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the par value of the shares held by them.

The liquidator may, with the sanction of a special resolution of our shareholders, divide amongst the shareholders in species or in kind the whole or any part of the assets of our company, and may for that purpose value any assets and determine how the division shall be carried out as between our shareholders or different classes of shareholders.

We are a “limited liability” company registered under the Companies Law, and under the Companies Law, the liability of our members is limited to the amount, if any, unpaid on the shares respectively held by them. Our memorandum of association contains a declaration that the liability of our members is so limited.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares

Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares. The ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Ordinary Shares

We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders thereof, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors or by a special resolution of our shareholders. Our company may also repurchase any of our shares provided that the manner and terms of such purchase have been approved by our board of directors or by ordinary resolution of our shareholders, or are otherwise authorized by our post-offering memorandum and articles of association. Under the Companies Law, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Law no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding, or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares

If at any time, our share capital is divided into different classes of shares, all or any of the special rights attached to any class of shares may be varied with the consent in writing of the holders of a majority of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights will not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

General Meetings of Shareholders and Shareholder Proposals

As a Cayman Islands exempted company, we are not obliged by the Companies Law to call shareholders’ annual general meetings. Our post-offering memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.

Shareholders’ annual general meetings and any other general meetings of our shareholders may be convened by a majority of our board of directors or our chairman. Advance notice of at least seven calendar days is required for the convening of our annual general shareholders’ meeting and any other general meeting of our shareholders.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our post-offering memorandum and articles or association allow our shareholders holding shares representing in aggregate, not less than one-third of the votes attaching to the issued and outstanding shares of our company entitled to vote at general meetings, to requisition an extraordinary general meeting of our shareholders, in which case our directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting; however, our post-offering memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Election and Removal of Directors

Our post-offering memorandum and articles of association provide that, unless otherwise determined by our company in general meeting, our board will consist of not less than three directors. There are no provisions relating to retirement of directors upon reaching any age limit.

The directors have the power to appoint any person as a director either to fill a casual vacancy on the board or as an addition to the existing board.

Our shareholders may also appoint any person to be a director by an ordinary resolution.

A director may be removed with or without cause by an ordinary resolution of our shareholders passed at a general meeting.

In addition, the office of any director shall be vacated if the director (i) becomes bankrupt or makes any arrangement or composition with his creditors, (ii) dies or is found to be or becomes of unsound mind, (iii) resigns his office by notice in writing to our company, or (iv) without special leave of absence from our board, is absent from meetings of our board for three consecutive meetings and our board resolves that his office be vacated.

Proceedings of Board of Directors

Our post-offering memorandum and articles of association provide that our business is to be managed and conducted by our board of directors. The quorum necessary for the board meeting may be fixed by the board and, unless so fixed at another number, will be a majority of the directors.

Our post-offering memorandum and articles of association provide that the board may from time to time at its discretion exercise all powers of our company to borrow money and to mortgage or charge our company’s undertaking, property and uncalled capital or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of our company or of any third party.

Inspection of Books and Records

Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we intend to provide our shareholders with annual audited financial statements and certain other information as described under “Where You Can Find Additional Information.”

Changes in Capital

Our shareholders may from time to time by ordinary resolution:

•	increase our share capital by such sum, to be divided into shares of such classes and amount, as the resolution shall prescribe;

•	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

•

sub-divide our existing shares, or any of them into shares of a smaller amount, provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived; or

•

cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled.

Our shareholders may by special resolution, subject to any confirmation or consent required by the Companies Law, reduce our share capital and any capital redemption reserve in any manner permitted by law.

Exempted Company

We are an exempted company with limited liability under the Companies Law of the Cayman Islands. The Companies Law in the Cayman Islands distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

•	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;

•	an exempted company’s register of members is not required to be open to inspection;

•	an exempted company does not have to hold an annual general meeting;

•	an exempted company may issue no par value, negotiable or bearer shares;

•	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	an exempted company may register as a limited duration company; and

•	an exempted company may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company. Upon the closing of this offering, we will be subject to reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. Except as otherwise disclosed in this prospectus, we currently intend to comply with the NASDAQ Listing Rules in lieu of following home country practice after the closing of this offering. The NASDAQ Listing Rules require that every company listed on the NASDAQ Global Market hold an annual general meeting of shareholders. In addition, our post-offering memorandum and articles of association allow our directors to call an extraordinary general meeting of shareholders pursuant to the procedures set forth in our post-offering memorandum and articles of association.

Register of Members

Under the Companies Law, we must keep a register of members and there should be entered therein:

•	the names and addresses of our members, a statement of the shares held by each member, and of the amount paid or agreed to be considered as paid, on the shares of each member;

•	the date on which the name of any person was entered on the register as a member; and

•	the date on which any person ceased to be a member.

Under Cayman Islands law, the register of members of our company is prima facie evidence of the matters set out therein (i.e. the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a member registered in the register of members is deemed as a matter of Cayman Islands law to have legal title to the shares as set against its name in the register of members. Upon the completion of this offering, the register of members will be immediately updated to record and give effect to the issue of shares by us to the Depositary (or its nominee) as the depositary. Once our register of members has been updated, the shareholders recorded in the register of members will be deemed to have legal title to the shares set against their name.

If the name of any person is incorrectly entered in or omitted from our register of members, or if there is any default or unnecessary delay in entering on the register the fact of any person having ceased to be a member of our company, the person or member aggrieved (or any member of our company or our company itself) may apply to the Grand Court of the Cayman Islands for an order that the register be rectified, and the Court may either refuse such application or it may, if satisfied of the justice of the case, make an order for the rectification of the register.

Differences in Corporate Law

The Companies Law is derived, to a large extent, from the older Companies Acts of England but does not follow recent United Kingdom statutory enactments, and accordingly there are significant differences between the Companies Law and the current Companies Act of England. In addition, the Companies Law differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements

The Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The plan must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors (representing 75% by value) with whom the arrangement is to be made, and who must, in addition, represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to the required majority vote have been met;

•

the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

When a takeover offer is made and accepted by holders of 90% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits

In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company and a derivative action may ordinarily not be brought by a minority shareholder. However, based on English authority, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands courts can be expected (and have had occasion) to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge (a) an act which is ultra vires or illegal and is therefore incapable of ratification by the shareholders, (b) an act which constitutes a fraud against the minority where the wrongdoers are themselves in control of the company, or (c) an act which requires a resolution with a qualified (or special) majority (i.e. more than a simple majority) which has not been obtained.

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our post-offering memorandum and articles of association provide that our directors and officers shall be indemnified against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such director or officer, other than by reason of such person’s own dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we intend to enter into indemnification agreements with our directors and senior executive officers that will provide such persons with additional indemnification beyond that provided in our post-offering memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Anti-Takeover Provisions

Some provisions of our post-offering memorandum and articles of association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our post-offering memorandum and articles of association, as amended and restated from time to time, for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore he owes the following duties to the company—a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his or her position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party, and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. The Delaware General Corporation Law does not provide shareholders an express right to put any proposal before the annual meeting of shareholders, but in keeping with common law, Delaware corporations generally afford shareholders an opportunity to make proposals and nominations provided that they comply with the notice provisions in the certificate of incorporation or bylaws. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our post-offering memorandum and articles or association allow our shareholders holding shares representing in aggregate, not less than one-third of the votes attaching to the issued and outstanding shares of our company entitled to vote at general meetings, to requisition an extraordinary general meeting of our shareholders, in which case our directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting; however, our post-offering memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. Cayman Islands law does not prohibit cumulative voting, but our post-offering memorandum and articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our post-offering memorandum and articles of association, directors may be removed by ordinary resolution of our shareholders.

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation or bylaws that is approved by its shareholders, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting stock or who or which is an affiliate or associate of the corporation and owned 15% or more of the corporation’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise.

Under our post-offering memorandum and articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class only with the written consent of the holders of a majority of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s certificate of incorporation may be amended only if adopted and declared advisable by the board of directors and approved by a majority of the outstanding shares entitled to vote, and the bylaws may be amended with the approval of a majority of the outstanding shares entitled to vote and may, if so provided in the certificate of incorporation, also be amended by the board of directors.

Under the Companies Law, our memorandum and articles of association may only be amended by a special resolution of our shareholders.

Rights of Non-Resident or Foreign Shareholders

There are no limitations imposed by our post-offering memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our post-offering memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Directors’ Power to Issue Shares

Our board of directors is empowered to issue or allot shares or grant options and warrants with or without preferred, deferred, qualified or other special rights or restrictions.

Inspection of Books and Records

Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we intend to provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

History of Securities Issuances

The following is a summary of our securities issuances since our incorporation.

Ordinary Shares

We were incorporated in the Cayman Islands as a company limited by shares on February 20, 2014.

As of the date of this prospectus we have              ordinary shares, par value $1.00, issued and outstanding, which is held by MOL Global Singapore. We intend to make further issuances of ordinary shares as described under “Corporate History and Structure—Corporate Restructuring.”

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Receipts

            , as depositary, will issue the ADSs which you will be entitled to receive in this offering. Each ADS will represent an ownership interest in              ordinary shares, which we will deposit with the custodian, as agent of the depositary, under the deposit agreement among ourselves, the depositary and yourself as an ADR holder. In the future, each ADS will also represent any securities, cash or other property deposited with the depositary but which they have not distributed directly to you. Unless specifically requested by you, all ADSs will be issued on the books of our depositary in book-entry form and periodic statements will be mailed to you which reflect your ownership interest in such ADSs. In our description, references to American depositary receipts or ADRs shall include the statements you will receive which reflect your ownership of ADSs.

The depositary’s office is located at             .

You may hold ADSs either directly or indirectly through your broker or other financial institution. If you hold ADSs directly, by having an ADS registered in your name on the books of the depositary, you are an ADR holder. This description assumes you hold your ADSs directly. If you hold the ADSs through your broker or financial institution nominee, you must rely on the procedures of such broker or financial institution to assert the rights of an ADR holder described in this section. You should consult with your broker or financial institution to find out what those procedures are.

As an ADR holder, we will not treat you as a shareholder of ours and you will not have any shareholder rights. Cayman Islands law governs shareholder rights. Because the depositary or its nominee will be the shareholder on record for the shares represented by all outstanding ADSs, shareholder rights rest with such record holder. Your rights are those of an ADR holder. Such rights derive from the terms of the deposit agreement to be entered into among us, the depositary and all registered holders from time to time of ADSs issued under the deposit agreement. The obligations of the depositary and its agents are also set out in the deposit agreement. Because the depositary or its nominee will actually be the registered owner of the ordinary shares, you must rely on it to exercise the rights of a shareholder on your behalf. The deposit agreement and the ADSs are governed by New York law.

The following is a summary of what we believe to be the material terms of the deposit agreement. Notwithstanding this, because it is a summary, it may not contain all the information that you may otherwise deem important. For more complete information, you should read the entire deposit agreement and the form of ADR which contains the terms of your ADSs. You can read a copy of the deposit agreement which is filed as an exhibit to the registration statement of which this prospectus forms a part. You may also obtain a copy of the deposit agreement at the SEC’s Public Reference Room which is located at 100 F Street, NE, Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-732-0330. You may also find the registration statement and the attached deposit agreement on the SEC’s website at http://www.sec.gov.

Share Dividends and Other Distributions

How will I receive dividends and other distributions on the shares underlying my ADSs?

We may make various types of distributions with respect to our securities. The depositary has agreed that, to the extent practicable, it will pay to you the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after converting any cash received into U.S. dollars and, in all cases, making any necessary deductions provided for in the deposit agreement. You will receive these distributions in proportion to the number of underlying securities that your ADSs represent.

Except as stated below, the depositary will deliver such distributions to ADR holders in proportion to their interests in the following manner:

•

Cash.    The depositary will distribute any U.S. dollars available to it resulting from a cash dividend or other cash distribution or the net proceeds of sales of any other distribution or portion thereof (to the extent applicable), on an averaged or other practicable basis, subject to (i) appropriate adjustments for taxes withheld, (ii) such distribution being impermissible or impracticable with respect to certain registered ADR holders, and (iii) deduction of the depositary’s expenses in (1) converting any foreign currency to U.S. dollars to the extent that it determines that such conversion may be made on a reasonable basis, (2) transferring foreign currency or U.S. dollars to the United States by such means as the depositary may determine to the extent that it determines that such transfer may be made on a reasonable basis, (3) obtaining any approval or license of any governmental authority required for such conversion or transfer, which is obtainable at a reasonable cost and within a reasonable time and (4) making any sale by public or private means in any commercially reasonable manner. The depositary will hold any cash amounts it is unable to distribute in a non-interest-bearing account for the benefit of the applicable holders and beneficial owners of ADSs until the distribution can be effected or the funds that the depositary holds must be escheated as unclaimed property in accordance with the laws of the relevant states of the United States. If exchange rates fluctuate during a time when the depositary cannot convert a foreign currency, you may lose some or all of the value of the distribution.

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Shares.    In the case of a distribution in shares, the depositary will issue additional ADRs to evidence the number of ADSs representing such shares. Only whole ADSs will be issued. Any shares which would result in fractional ADSs will be sold and the net proceeds will be distributed in the same manner as cash to the ADR holders entitled thereto.

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Rights to Receive Additional Shares.    In the case of a distribution of rights to subscribe for additional shares or other rights, if we provide evidence satisfactory to the depositary that it may lawfully distribute such rights, the depositary will distribute warrants or other instruments in the discretion of the depositary representing such rights. However, if we do not furnish such evidence, the depositary may:

•	sell such rights if practicable and distribute the net proceeds in the same manner as cash to the ADR holders entitled thereto; or

•	if it is not practicable to sell such rights, do nothing and allow such rights to lapse, in which case ADR holders will receive nothing.

We have no obligation to file a registration statement under the Securities Act in order to make any rights available to ADR holders.

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Other Distributions.    In the case of a distribution of securities or property other than those described above, the depositary may either (i) distribute such securities or property in any manner it deems equitable and practicable or (ii) to the extent the depositary deems distribution of such securities or property not to be equitable and practicable, sell such securities or property and distribute any net proceeds in the same way it distributes cash.

If the depositary determines that any distribution described above is not practicable with respect to any specific registered ADR holder, the depositary may choose any method of distribution that it deems practicable for such ADR holder, including the distribution of foreign currency, securities or property, or it may retain such items, without paying interest on or investing them, on behalf of the ADR holder as deposited securities, in which case the ADSs will also represent the retained items.

Any U.S. dollars will be distributed by checks drawn on a bank in the United States for whole dollars and cents. Fractional cents will be withheld without liability and dealt with by the depositary in accordance with its then current practices.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holders.

There can be no assurance that the depositary will be able to convert any currency at a specified exchange rate or sell any property, rights, shares or other securities at a specified price, nor that any of such transactions can be completed within a specified time period.

Deposit, Withdrawal and Cancellation

How does the depositary issue ADSs?

The depositary will issue ADSs if you or your broker deposit shares or evidence of rights to receive shares with the custodian and pay the fees and expenses owing to the depositary in connection with such issuance. In the case of the ADSs to be issued under this prospectus, we will arrange with the underwriters named herein to deposit such shares.

Shares deposited in the future with the custodian must be accompanied by certain delivery documentation and shall, at the time of such deposit, be registered in the name of             , as depositary for the benefit of holders of ADRs or in such other name as the depositary shall direct.

The custodian will hold all deposited shares (including those being deposited by or on our behalf in connection with the offering to which this prospectus relates) for the account of the depositary. ADR holders thus have no direct ownership interest in the shares and only have such rights as are contained in the deposit agreement. The custodian will also hold any additional securities, property and cash received on or in substitution for the deposited shares. The deposited shares and any such additional items are referred to as “deposited securities.”

Upon each deposit of shares, receipt of related delivery documentation and compliance with the other provisions of the deposit agreement, including the payment of the fees and charges of the depositary and any taxes or other fees or charges owing, the depositary will issue an ADR or ADRs in the name or upon the order of the person entitled thereto evidencing the number of ADSs to which such person is entitled. All of the ADSs issued will, unless specifically requested to the contrary, be part of the depositary’s direct registration system, and a registered holder will receive periodic statements from the depositary which will show the number of ADSs registered in such holder’s name. An ADR holder can request that the ADSs not be held through the depositary’s direct registration system and that a certificated ADR be issued.

How do ADR holders cancel an ADS and obtain deposited securities?

When you turn in your ADR certificate at the depositary’s office, or when you provide proper instructions and documentation in the case of direct registration ADSs, the depositary will, upon payment of certain applicable fees, charges and taxes, deliver the underlying shares to you or upon your written order. At your risk, expense and request, the depositary may deliver deposited securities at such other place as you may request.

The depositary may only restrict the withdrawal of deposited securities in connection with:

•	temporary delays caused by closing our transfer books or those of the depositary or the deposit of shares in connection with voting at a shareholders’ meeting, or the payment of dividends;

•	the payment of fees, taxes and similar charges; or

•	compliance with any U.S. or foreign laws or governmental regulations relating to the ADRs or to the withdrawal of deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Record Dates

The depositary may, after consultation with us if practicable, fix record dates for the determination of the registered ADR holders who will be entitled (or obligated, as the case may be):

•	to receive any distribution on or in respect of shares,

•	to give instructions for the exercise of voting rights at a meeting of holders of shares,

•	to pay the fee assessed by the depositary for administration of the ADR program and for any expenses as provided for in the ADR, or

•	to receive any notice or to act in respect of other matters

all subject to the provisions of the deposit agreement.

Voting Rights

How do I vote?

If you are an ADR holder and the depositary asks you to provide it with voting instructions, you may instruct the depositary how to exercise the voting rights for the shares which underlie your ADSs. As soon as practicable after receiving notice of any meeting or solicitation of consents or proxies from us, the depositary will distribute to the registered ADR holders a notice stating such information as is contained in the voting materials received by the depositary and describing how you may instruct the depositary to exercise the voting rights for the shares which underlie your ADSs. For instructions to be valid, the depositary must receive them in the manner and on or before the date specified. No voting instructions may be deemed given to the depositary to give a discretionary proxy to a person designated by us if no instructions are received by the depositary from you on or before the response date established by the depositary. The depositary will try, as far as is practical, subject to the provisions of and governing the underlying shares or other deposited securities, to vote or to have its agents vote the shares or other deposited securities as you instruct. The depositary will only vote or attempt to vote as you instruct. The depositary will not itself exercise any voting discretion. Furthermore, neither the depositary nor its agents are responsible for any failure to carry out any voting instructions, for the manner in which any vote is cast or for the effect of any vote. Notwithstanding anything contained in the deposit agreement or any ADR, the depositary may, to the extent not prohibited by law or regulations, or by the requirements of the stock exchange on which the ADSs are listed, in lieu of distribution of the materials provided to the depositary in connection with any meeting of, or solicitation of consents or proxies from, holders of deposited securities, distribute to the registered holders of ADRs a notice that provides such holders with, or otherwise publicizes to such holders, instructions on how to retrieve such materials or receive such materials upon request (i.e., by reference to a website containing the materials for retrieval or a contact for requesting copies of the materials).

Under our constituent documents the depositary would be able to provide us with voting instructions without having to personally attend meetings in person or by proxy. Such voting instructions may be provided to us via facsimile, email, mail, courier or other recognized form of delivery and we agree to accept any such delivery so long as it is timely received prior to the meeting. We will endeavor to provide the depositary with written notice of each meeting of shareholders promptly after determining the date of such meeting so as to enable it to solicit and receive voting instructions. In general, the depositary will require that voting instructions be received by the depositary no less than five business days prior to the date of each meeting of shareholders. Under the post-offering memorandum and articles of association that we expect to adopt, the minimum notice period required to convene a general meeting is seven days. The depositary may not have sufficient time to solicit voting instructions, and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

Notwithstanding the above, we have advised the depositary that under the Cayman Islands law and our constituent documents, each as in effect as of the date of the deposit agreement, voting at any meeting of shareholders is by show of hands unless a poll is (before or on the declaration of the results of the show of hands) demanded. In the event that voting on any resolution or matter is conducted on a show of hands basis in accordance with our constituent documents, the depositary will refrain from voting and the voting instructions (or the deemed voting instructions, as set out above) received by the depositary from holders shall lapse. The depositary will not demand a poll or join in demanding a poll, whether or not requested to do so by holders of ADSs.

There is no guarantee that you will receive voting materials in time to instruct the depositary to vote and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

Reports and Other Communications

Will ADR holders be able to view our reports?

The depositary will make available for inspection by ADR holders at the offices of the depositary and the custodian the deposit agreement, the provisions of or governing deposited securities, and any written communications from us which are both received by the custodian or its nominee as a holder of deposited securities and made generally available to the holders of deposited securities.

Additionally, if we make any written communications generally available to holders of our shares, and we furnish copies thereof (or English translations or summaries) to the depositary, it will distribute the same to registered ADR holders.

Fees and Expenses

What fees and expenses will I be responsible for paying?

The depositary may charge each person to whom ADSs are issued, including, without limitation, for issuances against deposits of shares, issuances in respect of share distributions, rights and other distributions, issuances pursuant to a stock dividend or stock split declared by us or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or deposited securities, and each person surrendering ADSs for withdrawal of deposited securities or whose ADRs are cancelled or reduced for any other reason, $5.00 for each 100 ADSs (or any portion thereof) issued, delivered, reduced, cancelled or surrendered, as the case may be. The depositary may sell (by public or private sale) sufficient securities and property received in respect of a share distribution, rights and/or other distribution prior to such deposit to pay such charge.

The following additional charges shall be incurred by the ADR holders, by any party depositing or withdrawing shares or by any party surrendering ADSs or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADRs or the deposited securities or a distribution of ADSs), whichever is applicable:

•	a fee of $ per ADR or ADRs for transfers of certificated or direct registration ADRs;

•	a fee of up to $ per ADS for any cash distribution made pursuant to the deposit agreement;

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a fee of up to $            per ADS per calendar year (or portion thereof) for services performed by the depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADRs as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision);

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reimbursement of such fees, charges and expenses as are incurred by the depositary and/or any of the depositary’s agents (including, without limitation, the custodian and expenses incurred on behalf of holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the shares or other deposited securities, the delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law, rule or regulation (which charge shall be assessed on a proportionate basis against holders as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such holders or by deducting such charge from one or more cash dividends or other cash distributions);

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a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were shares and there would be a fee of five cents per ADS outstanding);

•	stock transfer or other taxes and other governmental charges;

•	cable, telex and facsimile transmission and delivery charges incurred at your request in connection with the deposit or delivery of shares;

•	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities; and

•	expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars.

We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary. The charges described above may be amended from time to time by agreement between us and the depositary.

Our depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses and exchange application and listing fees. Neither the depositary nor we can determine the exact amount to be made available to us because (i) the number of ADSs that will be issued and outstanding, (ii) the level of fees to be charged to holders of ADSs and (iii) our reimbursable expenses related to the ADR program are not known at this time. The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary will generally set off the amounts owing from distributions made to holders of ADSs. If, however, no distribution exists and payment owing is not timely received by the depositary, the depositary may refuse to provide any further services to holders that have not paid those fees and expenses owing until such fees and expenses have been paid. At the discretion of the depositary, all fees and charges owing under the deposit agreement are due in advance and/or when declared owing by the depositary.

Payment of Taxes

ADR holders must pay any tax or other governmental charge payable by the custodian or the depositary on any ADS or ADR, deposited security or distribution. If an ADR holder owes any tax or other governmental charge, the depositary may (i) deduct the amount thereof from any cash distributions, or (ii) sell deposited securities (by public or private sale) and deduct the amount owing from the net proceeds of such sale. In either case the ADR holder remains liable for any shortfall. Additionally, if any taxes or other governmental charges (including any penalties and/or interest) shall become payable by or on behalf of the custodian or the depositary with respect to any ADR, any deposited securities represented by the ADSs evidenced thereby or any distribution thereon, such tax or other governmental charge shall be paid by the holder thereof to the depositary By holding or having held an ADR, the holder and all prior holders thereof, jointly and severally, agree to indemnify, defend and save harmless each of the depositary and its agents in respect thereof. If any tax or governmental charge is unpaid, the depositary may also refuse to effect any registration, registration of transfer, split-up or combination of deposited securities or withdrawal of deposited securities until such payment is made. If any tax or governmental charge is required to be withheld on any cash distribution, the depositary may deduct the amount required to be withheld from any cash distribution or, in the case of a non-cash distribution, sell the distributed property or securities (by public or private sale) to pay such taxes and distribute any remaining net proceeds to the ADR holders entitled thereto.

By holding an ADR or an interest therein, you will be agreeing to indemnify us, the depositary, its custodian and any of our or their respective directors, employees, agents and affiliates against, and hold each of them harmless from, any claims by any governmental authority with respect to taxes, additions to tax, penalties or interest arising out of any refund of taxes, reduced rate of withholding at source or other tax benefit obtained.

Reclassifications, Recapitalizations and Mergers

If we take certain actions that affect the deposited securities, including (i) any change in par value, split-up, consolidation, cancellation or other reclassification of deposited securities or (ii) any distributions not made to holders of ADRs or (iii) any recapitalization, reorganization, merger, consolidation, liquidation, receivership, bankruptcy or sale of all or substantially all of our assets, then the depositary may choose to:

•	amend the form of ADR;

•	distribute additional or amended ADRs;

•	distribute cash, securities or other property it has received in connection with such actions;

•	sell any securities or property received and distribute the proceeds as cash; or

•	none of the above.

If the depositary does not choose any of the above options, any of the cash, securities or other property it receives will constitute part of the deposited securities and each ADS will then represent a proportionate interest in such property.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADSs without your consent for any reason. ADR holders must be given at least 30 days’ notice of any amendment that imposes or increases any fees or charges (other than stock transfer or other taxes and other governmental charges, transfer or registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses), or otherwise prejudices any substantial existing right of ADR holders. Such notice need not describe in detail the specific amendments effectuated thereby, but must give ADR holders a means to access the text of such amendment. If an ADR holder continues to hold an ADR or ADRs after being so notified, such ADR holder is deemed to agree to such amendment and to be bound by the deposit agreement as so amended. Notwithstanding the foregoing, if any governmental body or regulatory body should adopt new laws, rules or regulations which would require amendment or supplement of the deposit agreement or the form of ADR to ensure compliance therewith, we and the depositary may amend or supplement the deposit agreement and the ADR at any time in accordance with such changed laws, rules or regulations, which amendment or supplement may take effect before a notice is given or within any other period of time as required for compliance. No amendment, however, will impair your right to surrender your ADSs and receive the underlying securities, except in order to comply with mandatory provisions of applicable law.

How may the deposit agreement be terminated?

The depositary may, and shall at our written direction, terminate the deposit agreement and the ADRs by mailing notice of such termination to the registered holders of ADRs at least 30 days prior to the date fixed in such notice for such termination; provided, however, if the depositary shall have (i) resigned as depositary under the deposit agreement, notice of such termination by the depositary shall not be provided to registered holders unless a successor depositary shall not be operating under the deposit agreement within 45 days of the date of such resignation, and (ii) been removed as depositary under the deposit agreement, notice of such termination by the depositary shall not be provided to registered holders of ADRs unless a successor depositary shall not be operating under the deposit agreement on the 90th day after our notice of removal was first provided to the depositary. After termination, the depositary’s only responsibility will be (i) to deliver deposited securities to ADR holders who surrender their ADRs, and (ii) to hold or sell distributions received on deposited securities. As soon as practicable after the expiration of six months from the termination date, the depositary will sell the deposited securities which remain and hold the net proceeds of such sales (as long as it may lawfully do so), without liability for interest, in trust for the ADR holders who have not yet surrendered their ADRs. After making such sale, the depositary shall have no obligations except to account for such proceeds and other cash.

Limitations on Obligations and Liability to ADS Holders

Limits on our obligations and the obligations of the depositary; limits on liability to ADR holders and holders of ADSs

Prior to the issue, registration, registration of transfer, split-up, combination, or cancellation of any ADRs, or the delivery of any distribution in respect thereof, and from time to time, we or the depositary or its custodian may require:

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payment with respect thereto of (i) any stock transfer or other tax or other governmental charge, (ii) any stock transfer or registration fees in effect for the registration of transfers of shares or other deposited securities upon any applicable register and (iii) any applicable fees and expenses described in the deposit agreement;

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the production of proof satisfactory to it of (i) the identity of any signatory and genuineness of any signature and (ii) such other information, including without limitation, information as to citizenship, residence, exchange control approval, beneficial ownership of any securities, compliance with applicable law, regulations, provisions of or governing deposited securities and terms of the deposit agreement and the ADRs, as it may deem necessary or proper; and

•	compliance with such regulations as the depositary may establish consistent with the deposit agreement.

The issuance of ADRs, the acceptance of deposits of shares, the registration, registration of transfer, split-up or combination of ADRs or the withdrawal of shares, may be suspended, generally or in particular instances, when the ADR register or any register for deposited securities is closed or when any such action is deemed advisable by the depositary; provided that the ability to withdraw shares may only be limited under the following circumstances: (i) temporary delays caused by closing transfer books of the depositary or our transfer books or the deposit of shares in connection with voting at a shareholders’ meeting, or the payment of dividends, (ii) the payment of fees, taxes, and similar charges, and (iii) compliance with any laws or governmental regulations relating to ADRs or to the withdrawal of deposited securities.

The deposit agreement expressly limits the obligations and liability of the depositary, ourselves and our respective agents. Neither we nor the depositary nor any such agent will be liable if:

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any present or future law, rule, regulation, fiat, order or decree of the United States, the Cayman Islands, Malaysia or any other country, or of any governmental or regulatory authority or securities exchange or market or automated quotation system, the provisions of or governing any deposited securities, any present or future provision of our charter, any act of God, war, terrorism or other circumstance beyond our, the depositary’s or our respective agents’ control shall prevent or delay, or shall cause any of them to be subject to any civil or criminal penalty in connection with, any act which the deposit agreement or the ADRs provide shall be done or performed by us, the depositary or our respective agents (including, without limitation, voting);

•	it exercises or fails to exercise discretion under the deposit agreement or the ADR;

•	it performs its obligations under the deposit agreement and ADRs without gross negligence or bad faith;

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it takes any action or refrains from taking any action in reliance upon the advice of or information from legal counsel, accountants, any person presenting shares for deposit, any registered holder of ADRs, or any other person believed by it to be competent to give such advice or information; or

•	it relies upon any written notice, request, direction or other document believed by it to be genuine and to have been signed or presented by the proper party or parties.

Neither the depositary nor its agents have any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs. We and our agents shall only be obligated to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs, which in our opinion may involve us in expense or liability, if indemnity satisfactory to us against all expense (including fees and disbursements of counsel) and liability is furnished as often as may be required. The depositary and its agents may fully respond to any and all demands or requests for information maintained by or on its behalf in connection with the deposit agreement, any registered holder or holders of ADRs, any ADRs or otherwise related to the deposit agreement or ADRs to the extent such information is requested or required by or pursuant to any lawful authority, including without limitation laws, rules, regulations, administrative or judicial process, banking, securities or other regulators. The depositary shall not be liable for the acts or omissions made by any securities depository, clearing agency or settlement system in connection with or arising out of book-entry settlement of deposited securities or otherwise. Furthermore, the depositary shall not be responsible for, and shall incur no liability in connection with or arising from, the insolvency of any custodian that is not a branch or affiliate of             . The depositary and the custodian(s) may use third party delivery services and providers of information regarding matters such as pricing, proxy voting, corporate actions, class action litigation and other services in connection with the ADRs and the deposit agreement, and use local agents to provide extraordinary services such as attendance at annual meetings of issuers of securities. Although the depositary and the custodian will use reasonable care (and cause their agents to use reasonable care) in the selection and retention of such third party providers and local agents, they will not be responsible for any errors or omissions made by them in providing the relevant information or services.

Additionally, none of us, the depositary or the custodian shall be liable for the failure by any registered holder of ADRs or beneficial owner therein to obtain the benefits of credits on the basis of non-U.S. tax paid against such holder’s or beneficial owner’s income tax liability. Neither we nor the depositary shall incur any liability for any tax consequences that may be incurred by holders or beneficial owners on account of their ownership of ADRs or ADSs.

Neither the depositary nor its agents will be responsible for any failure to carry out any instructions to vote any of the deposited securities, for the manner in which any such vote is cast or for the effect of any such vote. Neither the depositary nor any of its agents shall be liable to registered holders of ADRs or beneficial owners of interests in ADSs for any indirect, special, punitive or consequential damages (including, without limitation, lost profits) of any form incurred by any person or entity, whether or not foreseeable and regardless of the type of action in which such a claim may be brought.

In the deposit agreement each party thereto (including, for avoidance of doubt, each holder and beneficial owner and/or holder of interests in ADRs) irrevocably waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in any suit, action or proceeding against the depositary and/or the company directly or indirectly arising out of or relating to the shares or other deposited securities, the ADSs or the ADRs, the deposit agreement or any transaction contemplated therein, or the breach thereof (whether based on contract, tort, common law or any other theory).

The depositary may own and deal in any class of our securities and in ADSs.

Disclosure of Interest in ADSs

To the extent that the provisions of or governing any deposited securities may require disclosure of or impose limits on beneficial or other ownership of deposited securities, other shares and other securities and may provide for blocking transfer, voting or other rights to enforce such disclosure or limits, you agree to comply with all such disclosure requirements and ownership limitations and to comply with any reasonable instructions we may provide in respect thereof. We reserve the right to instruct you to deliver your ADSs for cancellation and withdrawal of the deposited securities so as to permit us to deal with you directly as a holder of shares and, by holding an ADS or an interest therein, you will be agreeing to comply with such instructions.

Books of Depositary

The depositary or its agent will maintain a register for the registration, registration of transfer, combination and split-up of ADRs, which register shall include the depositary’s direct registration system. Registered holders of ADRs may inspect such records at the depositary’s office at all reasonable times, but solely for the purpose of communicating with other holders in the interest of the business of our company or a matter relating to the deposit agreement. Such register may be closed from time to time, when deemed expedient by the depositary.

The depositary will maintain facilities for the delivery and receipt of ADRs.

Pre-release of ADSs

In its capacity as depositary, the depositary shall not lend shares or ADSs; provided, however, that the depositary may issue ADSs prior to the receipt of shares (each such transaction a “pre-release”). The depositary may receive ADSs in lieu of shares (which ADSs will promptly be canceled by the depositary upon receipt by the depositary). Each such pre-release will be subject to a written agreement whereby the person or entity (the “applicant”) to whom ADSs are to be delivered (a) represents that at the time of the pre-release the applicant or its customer owns the shares that are to be delivered by the applicant under such pre-release, (b) agrees to indicate the depositary as owner of such shares in its records and to hold such shares in trust for the depositary until such shares are delivered to the depositary or the custodian, (c) unconditionally guarantees to deliver to the depositary or the custodian, as applicable, such shares, and (d) agrees to any additional restrictions or requirements that the depositary deems appropriate. Each such pre-release will be at all times fully collateralized with cash, U.S. government securities or such other collateral as the depositary deems appropriate, terminable by the depositary on not more than five (5) business days’ notice and subject to such further indemnities and credit regulations as the depositary deems appropriate. The depositary will normally limit the number of ADSs involved in such pre-release at any one time to 30% of the ADSs outstanding (without giving effect to pre-released ADSs outstanding), provided, however, that the depositary reserves the right to change or disregard such limit from time to time as it deems appropriate. The depositary may also set limits with respect to the number of ADSs involved in pre-release with any one person on a case-by-case basis as it deems appropriate. The depositary may retain for its own account any compensation received by it in conjunction with the foregoing. Collateral provided in connection with pre-release transactions, but not the earnings thereon, shall be held for the benefit of the registered holders of ADRs (other than the applicant).

Appointment

In the deposit agreement, each registered holder of ADRs and each person holding an interest in ADSs, upon acceptance of any ADSs (or any interest therein) issued in accordance with the terms and conditions of the deposit agreement will be deemed for all purposes to:

•	be a party to and bound by the terms of the deposit agreement and the applicable ADR or ADRs, and

•

appoint the depositary its attorney-in-fact, with full power to delegate, to act on its behalf and to take any and all actions contemplated in the deposit agreement and the applicable ADR or ADRs, to adopt any and all procedures necessary to comply with applicable laws and to take such action as the depositary in its sole discretion may deem necessary or appropriate to carry out the purposes of the deposit agreement and the applicable ADR and ADRs, the taking of such actions to be the conclusive determinant of the necessity and appropriateness thereof.

Governing Law

The deposit agreement and the ADRs shall be governed by and construed in accordance with the laws of the State of New York. In the deposit agreement, we have submitted to the jurisdiction of the courts of the State of New York and appointed an agent for service of process on our behalf. Notwithstanding the foregoing, any action based on the deposit agreement or the transactions contemplated thereby may be instituted by the depositary and holders in any competent court in the Cayman Islands, Malaysia and/or the United States or through the commencement of an English language arbitration either in New York, New York in accordance with the Commercial Arbitration Rules of the American Arbitration Association or in Malaysia following the arbitration rules of the United Nations Commission on International Trade Law (UNCITRAL).

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have            ADSs outstanding, representing approximately         % of our outstanding ordinary shares. All of the ADSs sold in this offering will be freely transferable by persons other than by our “affiliates” (meaning, each person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, us) without restriction or further registration under the Securities Act. Sales of substantial amounts of our ADSs in the public market could adversely affect prevailing market prices of our ADSs. Prior to this offering, there has been no public market for our ordinary shares or the ADSs. We intend to apply to list the ADSs on NASDAQ Global Market, but we cannot assure you that a regular trading market will develop in the ADSs. We do not expect that a trading market will develop for our ordinary shares not represented by the ADSs.

Lock-up Agreements

We have agreed, for a period of 180 days after the date of this prospectus, [not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale, lend or otherwise dispose of, except in this offering, any of our ordinary shares or ADSs or securities that are substantially similar to our ordinary shares or ADSs, including but not limited to any options or warrants to purchase our ordinary shares, ADSs or any securities that are convertible into or exchangeable for, or that represent the right to receive, our ordinary shares, ADSs or any such substantially similar securities (other than pursuant to employee stock option plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of, the date such lock-up agreement was executed),] without the prior written consent of the representatives of the underwriters.

Furthermore, [each of our directors, executive officers and existing shareholders] has also entered into a similar lock-up agreement for a period of 180 days from the date of this prospectus, subject to certain exceptions, with respect to our ordinary shares, ADSs and securities that are substantially similar to our ordinary shares or ADSs. [These restrictions also apply to any ADSs acquired by our directors and executive officers in the offering pursuant to the directed share program, if any.] These parties collectively own [all of] our outstanding ordinary shares, without giving effect to this offering.

The restrictions described in the preceding paragraphs will be automatically extended under certain circumstances. See “Underwriting.”

Other than this offering, we are not aware of any plans by any significant shareholders to dispose of significant numbers of our ADSs or ordinary shares. However, one or more existing shareholders or owners of securities convertible or exchangeable into or exercisable for our ADSs or ordinary shares may dispose of significant numbers of our ADSs or ordinary shares. We cannot predict what effect, if any, future sales of our ADSs or ordinary shares, or the availability of ADSs or ordinary shares for future sale, will have on the trading price of our ADSs from time to time. Sales of substantial amounts of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could adversely affect the trading price of our ADSs.

Rule 144

All of our ordinary shares outstanding prior to this offering are “restricted securities” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act. In general, beginning 90 days after the date of this prospectus, a person (or persons whose shares are aggregated) who at the time of a sale is not, and has not been during the three months preceding the sale, an affiliate of ours and has beneficially owned our restricted securities for at least six months will be entitled to sell the restricted securities without registration under the Securities Act, subject only to the availability of current public information about us, and will be entitled to sell restricted securities beneficially owned for at least one year without restriction. Persons who are our affiliates and have beneficially owned our restricted securities for at least six months may sell a number of restricted securities within any three-month period that does not exceed the greater of the following:

•

1% of the then outstanding ordinary shares of the same class, in the form of ADSs or otherwise, which immediately after this offering will equal             ordinary shares, assuming the underwriters do not exercise their over-allotment option; or

•

the average weekly trading volume of our ordinary shares of the same class, in the form of ADSs or otherwise, during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales by our affiliates under Rule 144 are also subject to certain requirements relating to manner of sale, notice and the availability of current public information about us.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our ordinary shares from us in connection with a compensatory stock plan or other written agreement executed prior to the completion of this offering is eligible to resell those ordinary shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

TAXATION

The following summary of the material Cayman Islands and U.S. federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this registration statement, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands and the United States.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us or our shareholders or ADS holders levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

United States Federal Income Tax Considerations

The following discussion is a summary of United States federal income tax considerations relating to the acquisition, ownership and disposition of our ADSs or ordinary shares by a U.S. Holder (as defined below) that acquires our ADSs in this offering and holds our ADSs as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing United States federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (the “IRS”) with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not discuss all aspects of United States federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (including for example, financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, tax-exempt organizations (including private foundations), holders who are not U.S. Holders, holders who own (directly, indirectly or constructively) 10% or more of our voting stock, holders who acquire their ADSs or ordinary shares pursuant to any employee share option or otherwise as compensation, investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for United States federal income tax purposes, or investors that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those discussed below). This discussion, moreover, does not address the U.S. federal estate and gift tax or alternative minimum tax consequences of the acquisition or ownership of our ADSs or ordinary shares or the Medicare tax. Each U.S. Holder is urged to consult its tax advisor regarding the United States federal, state, local and non-United States income and other tax considerations of an investment in our ADSs or ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ADSs or ordinary shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the law of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a United States person under the Code.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of our ADSs or ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our ADSs or ordinary shares and their partners are urged to consult their tax advisors regarding an investment in our ADSs or ordinary shares.

For United States federal income tax purposes, a U.S. Holder of ADSs will generally be treated as the beneficial owner of the underlying shares represented by the ADSs. Accordingly, deposits or withdrawals of ordinary shares for ADSs will generally not be subject to United States federal income tax. The United States Treasury has expressed concerns that parties to whom American depositary shares are released before shares are delivered to the depositary (a “pre-release transaction”), or intermediaries in the chain of ownership between holders of American depositary shares and the issuer of the security underlying the American depositary shares, may be taking actions that are inconsistent with the claiming of foreign tax credits by holders of American depositary shares. These actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the creditability of any non-U.S. taxes, and the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders, each described below, could be affected by actions taken by such parties or intermediaries in respect of a pre-release transaction.

Passive Foreign Investment Company Considerations

A non-United States corporation, such as our company, will be a “passive foreign investment company,” or PFIC, for United States federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the company’s goodwill and other unbooked intangibles are taken into account. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

Based upon the current and projected income and asset composition, including the proceeds from this offering, and projections as to the value of our assets which are based in part on the expected market value of our ADSs following this offering, we do not expect to be a PFIC for the current taxable year or in the foreseeable future. While we do not anticipate being a PFIC, because the value of our assets for purposes of the asset test may be determined by reference to the market price of our ADSs, fluctuations in the market price of our ADSs (which may be volatile) may cause us to become a PFIC for the current or subsequent taxable years. In addition, the composition of our income and our assets will be affected by how, and how quickly, we spend our liquid assets and the cash raised in this offering. Under circumstances where we determine not to deploy significant amounts of cash for the repayment of indebtedness or other business purposes, our risk of becoming classified as a PFIC may substantially increase.

Furthermore, because there are uncertainties in the application of the relevant rules, it is possible that the IRS may challenge our classification of certain income or assets as non-passive, or our valuation of our goodwill and other unbooked intangibles, each of which may result in our company becoming classified as a PFIC for the current or subsequent taxable years. Because determination of PFIC status is a fact-intensive inquiry made on an annual basis and will depend upon the composition of our assets and income, and the continued existence of our goodwill at that time, no assurance can be given that we are not or will not become classified as a PFIC. If we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC with respect to such U.S. Holder for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares.

The discussion below under “Dividends” and “Sale or Other Disposition of ADSs or Ordinary Shares” is written on the basis that we will not be a PFIC for United States federal income tax purposes. The United States federal income tax rules that apply if we are a PFIC are generally discussed below under “Passive Foreign Investment Company Rules.”

Dividends

Subject to the discussion below under “Passive Foreign Investment Company Rules,” any cash distributions paid on our ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution we pay will generally be treated as a “dividend” for United States federal income tax purposes. A non-corporate U.S. Holder will be subject to tax on dividend income from a “qualified foreign corporation” at a lower applicable capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met. Dividends received on our ADSs or ordinary shares will not be eligible for the dividends received deduction allowed to corporations.

A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (ii) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States. We intend to apply to list the ADSs on the NASDAQ Global Market. Provided the listing is approved on the NASDAQ Global Market, which is an established securities market in the United States, the ADSs are expected to be considered readily tradable. Thus, we believe that dividends we pay on our ADSs will be treated as paid by a qualified foreign corporation. Since we do not expect that our ordinary shares will be listed on an established securities market, it is unclear whether dividends that we pay on our ordinary shares that are not represented by ADSs will meet the conditions required for the reduced tax rate. There can be no assurance that our ADSs will continue to be considered readily tradable on an established securities market in later years.

Dividends will generally be treated as income from foreign sources for United States foreign tax credit purposes and will generally constitute passive category income. Depending on the U.S. Holder’s individual facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit not in excess of any applicable treaty rate in respect of any foreign withholding taxes imposed on dividends received on our ADSs or ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for United States federal income tax purposes, in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. Holder’s individual facts and circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition of ADSs or Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss will be long-term if the ADSs or ordinary shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. Long-term capital gains of non-corporate taxpayers are currently eligible for reduced rates of taxation. The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or ordinary shares.

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition, including a pledge, of ADSs or ordinary shares. Under the PFIC rules:

•	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares;

•

the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income;

•

the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year; and

•	the interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares and any of our subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that such stock is regularly traded within the meaning of the applicable Treasury regulations. The ADSs will be treated as “regularly traded” on a “qualified exchange” in any calendar year in which more than a de minimis quantity of the ADSs are traded on a qualified exchange on at least 15 days during each quarter. For those purposes, our ADSs, but not our ordinary shares will be treated as marketable stock upon their listing on the NASDAQ Global Market. We anticipate that our ADSs should qualify as being regularly traded, but no assurances may be given in this regard. If a U.S. Holder makes this election, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation that is a PFIC and such corporation ceases to be a PFIC, the holder will not be required to take into account the gain or loss described in this paragraph during any period that such corporation is not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for United States federal income tax purposes.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

If a U.S. Holder owns our ADSs or ordinary shares during any taxable year that we are a PFIC, the holder must generally file an annual IRS Form 8621. Each U.S. Holder is urged to consult its tax advisor concerning the United States federal income tax consequences of purchasing, holding and disposing ADSs or ordinary shares if we are or become a PFIC, including the possibility of making a mark-to-market election, the “deemed sale” and “deemed dividend” elections.

Information Reporting

Certain U.S. Holders are required to report information to the IRS relating to an interest in “specified foreign financial assets,” including shares issued by a non-United States corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds $50,000 (or a higher dollar amount prescribed by the IRS), subject to certain exceptions (including an exception for shares held in custodial accounts maintained with a United States financial institution). These rules also impose penalties if a U.S. Holder is required to submit such information to the IRS and fails to do so.

In addition, U.S. Holders may be subject to possible backup withholding and information reporting to the IRS with respect to dividends on and proceeds from the sale or other disposition of our ADSs or ordinary shares. Each U.S. Holder is advised to consult with its tax advisor regarding the application of the United States information reporting rules to their particular circumstances.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, we and the selling shareholders have severally agreed to sell to the underwriters named below, for whom Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC and Deutsche Bank Securities Inc. are acting as representatives, the following respective numbers of ADSs:

Underwriters	Number of ADSs
Citigroup Global Markets Inc.
Credit Suisse Securities (USA) LLC
Deutsche Bank Securities Inc.

Total

The underwriting agreement provides that the underwriters will purchase all the ADSs in the offering if any are purchased, other than those ADSs covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults on its purchase commitment, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

We and the selling shareholders have granted to the underwriters an option, exercisable in whole or in part at the discretion of the representatives, at any time, from time to time, on or before 30 days after the date of this prospectus, to purchase on a pro rata basis an aggregate of up to              additional ADSs from us [and the selling shareholders] at the initial public offering price, less the underwriting discounts and commissions set forth on the cover page of this prospectus. The option may be exercised only to cover any over-allotments of ADSs.

We have been advised by the representatives of the underwriters that the underwriters propose to offer the ADSs initially to the public at the initial public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $             per ADS. After the initial public offering, the representatives may change the public offering price and other selling terms.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us and the selling stockholders.

	Per ADS	Total
		No Exercise	Full Exercise
Initial public offering price	$	$	$
Underwriting discounts and commissions paid by:
Us	$	$	$
Selling shareholders	$	$	$
Proceeds, before expenses, to us	$	$	$
Proceeds, before expenses, to selling stockholders	$	$	$

We have agreed to pay all fees and expenses that we incur in connection with this offering.

We and the selling shareholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

The representatives have informed us that the underwriters do not expect sales by the underwriters to any accounts of their respective customers over which any underwriter exercises discretionary authority in respect of transactions to purchase or sell to exceed 5% of the total ADSs being offered.

From time to time, certain of the underwriters and their affiliates have provided, and may continue to provide, investment banking, commercial banking and other services (including acting as agents and lenders under the new credit facility) to us and certain existing shareholders, for which they receive customary fees and commissions.

At our request, the underwriters have reserved for sale at the initial public offering price up to % of the ADSs being offered for certain of persons associated with the Company. The number of ADSs available for sale to the general public will be reduced to the extent these persons purchase the reserved ADSs. Any reserved ADSs not so purchased will be offered by the underwriters to the general public on the same terms as the other ADSs.

We have received approval for listing of the ADSs on the NASDAQ Global Market under the symbol “            .”

Prior to the offering, there has been no public market for our ADSs or ordinary shares. The initial public offering price of the ADSs will be determined by agreement between us and the underwriters. Among the primary factors that will be considered in determining the initial public offering price of the ADSs are prevailing market conditions, our results of operations in recent periods, the present stage of our development, the market capitalizations and stages of development of other companies that we and the representatives of the underwriters believe to be comparable to our business, and estimates of our business potential. An active trading market for the ADSs may not develop. It is also possible that after the offering the ADSs will not trade in the public market at or above the initial public offering price.

The address of Citigroup Global Markets Inc. is 388 Greenwich Street, New York, NY 10013, United States. The address of Credit Suisse Securities (USA) LLC is Eleven Madison Avenue, New York, NY 10010, United States. The address of Deutsche Bank Securities Inc. is 60 Wall Street, New York, New York 10005, United States.

Lock-Up Agreements

[We have agreed that we will not offer, sell, issue, contract to sell, pledge, or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act, relating to, any ADSs, ordinary shares or securities convertible into or exchangeable or exercisable for, or that represent the right to receive, our ADSs or ordinary shares, or enter into any swap, hedge or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our ADSs or ordinary shares, or publicly disclose that we will or may enter into any transaction described above, without the prior written consent of the representatives of the underwriters for a period of 180 days after the date of this prospectus, whether any transaction described above is to be settled by delivery of ADSs, ordinary shares or such other securities, in cash or otherwise, except for issuances pursuant to (i) the conversion or exchange of convertible or exchangeable securities or the exercise of warrants or options, in each case outstanding on the date hereof, and (ii) grants of employee stock options pursuant to our share incentive plan in effect on the date hereof. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless the representatives of the underwriter waive, in writing, such an extension.]

[Our directors, executive officers and certain of our shareholders, including the selling shareholders, have agreed, pursuant to the contractual restrictions described under “Shares Eligible for Future Sale—Lock-Up Agreements,” that they will not offer, sell, contract to sell, pledge or otherwise transfer or dispose of, directly or indirectly, any of our ADSs, ordinary shares or securities convertible into or exchangeable or exercisable for, or that represents the right to receive, ADSs or ordinary shares, or enter into any swap, hedge or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our ADSs or ordinary shares, or publicly disclose that he, she or it will or may enter into any transaction described above, without the prior written consent of the representatives of the underwriters for a period of 180 days after the date of this prospectus, whether any transaction described above is to be settled by delivery of ADSs, ordinary shares or such other securities, in cash or otherwise. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the

“lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless the representatives of the underwriters waive, in writing, such an extension. The representatives may release securities subject to the lock-ups at any time without public announcement. There are no agreements between the representatives and any of our directors and executive officers and principal shareholders releasing them from these lock-up agreements prior to the expiration of the “lock-up” period.]

Stabilization, Short Positions and Penalty Bids

In connection with the offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934, as amended. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Over-allotment involves sales by the underwriters of ADSs in excess of the number of ADSs the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of ADSs over-allotted by the underwriters is not greater than the number of ADSs that they may purchase in the over-allotment option. In a naked short position, the number of ADSs involved is greater than the number of ADSs in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing ADSs in the open market. Syndicate covering transactions involve purchases of the ADSs in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of ADSs to close out the short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase ADSs through the over-allotment option. If the underwriters sell more ADSs than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in the offering. Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the ADSs originally sold by the syndicate member are purchased by the stabilization manager or its agent in stabilizing or syndicate covering transactions to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our ADSs or preventing or retarding a decline in the market price of the ADSs. As a result, the price of our ADSs may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NASDAQ Global Select Market or otherwise and, if commenced, may be discontinued at any time. The underwriters are not under any obligation to engage in these activities.

Electronic Distribution

A prospectus in electronic format may be made available on the Internet web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. Other than the prospectus in electronic format, the information on the web sites of, or any other web sites maintained by, any underwriter or a selling group member, if any, participating in this offering, is not part of the prospectus or the registration statement of which the prospectus forms a part. The representatives may agree to allocate a number of ADSs to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make Internet distributions on the same basis as other allocations.

Selling Restrictions

No action has been taken in any jurisdiction by us or by any underwriter that would permit a public offering of the ADSs or the possession, circulation or distribution of this prospectus or any other material relating to us or the ADSs, in any jurisdiction where action for that purpose is required, other than in the United States. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the ADSs may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction. Persons who receive this prospectus are advised by us and the underwriters to inform themselves about, and to observe any restrictions as to, the offering and the ADSs and the distribution of this prospectus.

Canada.    The ADSs may only be offered, sold or distributed, directly or indirectly, in the provinces of Ontario and Quebec, Canada or to residents thereof and not in any other province or territory of Canada or to or for the benefit of any resident of any other province or territory of Canada. Such offers or sales will be made pursuant to an exemption from the requirement to file a prospectus with the regulatory authorities in the provinces of Ontario and Quebec, and will be made only through a dealer duly registered under the applicable securities laws of the province of Ontario or Quebec, as the case may be, or in accordance with an exemption from the applicable registered dealer requirements.

Cayman Islands.    This prospectus does not constitute an invitation or offer to the public in the Cayman Islands of the ADSs, whether by way of sale or subscription. The underwriters have not offered or sold, and will not offer or sell, directly or indirectly, any ADSs to the public in the Cayman Islands.

European Economic Area.    In relation to each member state of the EEA, or a Relevant Member State which has implemented the EU Prospectus Directive, as defined below, from and including the date on which the EU Prospectus Directive was implemented in that Relevant Member State, or the Relevant Implementation Date, an offer of any ADSs described in this prospectus may not be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the ADSs which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the EU Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, an offer of the ADSs described in this prospectus may be made to the public in that Relevant Member State at any time:

(a) to any legal entity which is a qualified investor as defined under the EU Prospectus Directive;

(b) to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the EU Prospectus Directive); or

(c) in any other circumstances falling within Article 3(2) of the EU Prospectus Directive, provided that no such offer of any ADSs described in this prospectus shall result in a requirement for the publication by us of a prospectus pursuant to Article 3 of the EU Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any ADSs in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and ADSs to be offered so as to enable an investor to decide to purchase or subscribe for ADSs, as the same may be varied in that member state by any measure implementing the EU Prospectus Directive in that member state. The expression “EU Prospectus Directive” means Directive 2003/71/EC (and any amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Hong Kong.    This prospectus has not been approved by or registered with the Securities and Futures Commission of Hong Kong or the Registrar of Companies of Hong Kong. No person may offer or sell in Hong Kong, by means of any document, any ADSs being offered hereby other than (i) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance, or (ii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer or invitation to the public within the meaning of the Companies Ordinance. No advertisement, invitation or document relating to the ADSs being offered hereby will be issued or will be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere) which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong except if permitted under the securities laws of Hong Kong, other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance and any rules made thereunder.

Japan.    The ADSs have not been and will not be registered under the Financial Instruments and Exchange Law of Japan as amended. The ADSs have not been offered or sold and will be offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term shall mean any person resident in Japan or any corporation or other entity organized under the laws of Japan), or to others for reoffering or resale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law of Japan and other applicable laws, regulations and governmental guidelines in Japan.

Malaysia.    The offering of the ADSs has not been and will not be approved by the Securities Commission Malaysia, or SC, and this document has not been and will not be registered as a prospectus with the SC under the Malaysian Capital Markets and Services Act of 2007, or CMSA. Accordingly, no ADSs or offer for subscription or purchase of ADS or invitation to subscribe for or purchase ADSs is being made to any person in or from within Malaysia under this document except to persons falling within any of paragraphs 2(g)(i) to (xi) of Schedule 5 of the CMSA and distributed only by a holder of a Capital Markets Services Licence who carries on the business of dealing in securities.

The distribution in Malaysia of this document is subject to Malaysian laws. Save as aforementioned, no action has been taken in Malaysia under its securities laws in respect of this document. This document does not constitute and may not be used for the purpose of a public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the approval of the SC or the registration of a prospectus with the SC under the CMSA.

People’s Republic of China.    This prospectus has not been and will not be circulated or distributed in the PRC, and the ADSs may not be offered or sold, and will not be offered or sold, directly or indirectly, to any resident of the PRC or to persons for re-offering or resale, directly or indirectly, to any resident of the PRC except pursuant to applicable laws and regulations of the PRC. For the purpose of this paragraph, the PRC does not include Taiwan and the Special Administrative Regions of Hong Kong and Macau.

Singapore.    This prospectus is not a prospectus as defined in the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, and has not been and will not be lodged with or registered as a prospectus by the Monetary Authority of Singapore. Accordingly, statutory liability under the SFA in relation to the content of prospectuses would not apply. This offering is not regulated by any financial supervisory authority pursuant to any legislation in Singapore. You should consider carefully whether the investment is suitable for you. This prospectus and any other document or material in connection with the offer or sale, or the invitation for subscription or purchase of the ADSs may not be issued, circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor as defined under Section 4A(1)(c) of the SFA and pursuant to Section 274 of the SFA, (ii) to a relevant person as defined under Section 275(2) of the SFA and pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions, specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of any other applicable provision of the SFA.

Where the ADSs are initially subscribed or purchased pursuant to an offer made in reliance of the exemptions under Sections 274 and 275 of the SFA, within the period of six months from the date of the initial subscription or purchase, these ADSs should shall only be sold in Singapore to institutional investors, relevant persons or any person pursuant to Section 275(1A) of the SFA.

Where the ADSs are subscribed for or purchased under Section 275 of the SFA by a relevant person that is:

(a) a corporation (which is not an accredited investor as defined under Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable within six months after that corporation or that trust has acquired the ADSs under Section 275 of the SFA except:

(i) to an institutional investor or to a relevant person, or to any person arising from an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions, specified in Section 275 of the SFA;

(ii) where no consideration is or will be given for the transfer; or

(iii) where the transfer is by operation of law.

Switzerland.    The ADSs may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under Art. 652a or Art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under Art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company or the shares has been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority, or FINMA, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

United Kingdom.    This prospectus is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or the Order, or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling with Article 49(2)(a) to (e) of the Order (all such persons together being referred to as “relevant persons”). The ADSs are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such ADSs will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

EXPENSES RELATED TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discount, that we expect to incur in connection with this offering. With the exception of the SEC registration fee, the Financial Industry Regulatory Authority, Inc., or FINRA, filing fee, and the NASDAQ Global Market market entry and listing fee, all amounts are estimates.

SEC Registration Fee	$
FINRA Fee
NASDAQ Global Market Entry and Listing Fee
Printing and Engraving Expenses
Legal Fees and Expenses
Accounting Fees and Expenses
Miscellaneous

Total	$

LEGAL MATTERS

Certain legal matters as to United States Federal and New York law in connection with this offering will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP. Certain legal matters as to United States Federal and New York law in connection with this offering will be passed upon for the underwriters by Davis Polk & Wardwell LLP. The validity of the ordinary shares represented by the ADSs offered in this offering will be passed upon for us by Maples and Calder. Legal matters as to Malaysian law will be passed upon for us by Wong & Partners and for the underwriters by Adnan Sundra & Low. Skadden, Arps, Slate, Meagher & Flom LLP may rely upon Maples and Calder with respect to matters governed by Cayman Islands law and Wong & Partners with respect to matters governed by Malaysian law. Davis Polk & Wardwell LLP may rely upon Adnan Sundra & Low with respect to matters governed by Malaysian law.

EXPERTS

The consolidated financial statements of MOL Global, Inc. included in this prospectus of MOL Global, Inc. have been audited by Deloitte, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The statement of financial position of MOL Global, Inc. as of February 20, 2014 included in this prospectus of MOL Global, Inc. has been audited by Deloitte, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statement is included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of MyCNX Holdings (M) Sdn. Bhd. included in this prospectus of MOL Global, Inc. have been audited by Deloitte, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The office of Deloitte is located at Level 16, Menara LGB, 1 Jalan Wan Kadir, Taman Tun Dr. Ismail, 60000 Kuala Lumpur, Malaysia.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed a registration statement, including relevant exhibits, with the SEC on Form F-1 under the Securities Act with respect to the underlying ordinary shares represented by the ADSs to be sold in this offering. We have also filed a related registration statement on Form F-6 with the SEC to register the ADSs. This prospectus, which constitutes a part of the registration statement on Form F-1, does not contain all of the information contained in the registration statement. You should read our registration statements and their exhibits and schedules for further information with respect to us and our ADSs.

Immediately upon the effectiveness of the registration statement on Form F-1 of which this prospectus forms a part, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov or inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of documents, upon payment of a duplicating fee, by writing to the SEC.

As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to furnish the depositary with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with IFRS, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our written request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

MOL GLOBAL, INC.

(Incorporated in the Cayman Islands)

AND ITS SUBSIDIARY COMPANIES

FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In Malaysian Ringgit)

MOL GLOBAL, INC.

(Incorporated in the Cayman Islands)

FINANCIAL STATEMENTS

The accompanying consolidated financial statements give effect to the reorganization under common control of MOL Global, Inc. (the ‘‘Company’’), which is expected to be completed in [            ].

The following report is in the form which will be furnished by Deloitte, an independent registered public accounting firm, upon completion of the reorganization as described in Note 1, assuming that from April 17, 2014 to the date of such inclusion no other material events have occurred that would affect the accompanying consolidated financial statements.

/s/ DELOITTE

AF 0080

Chartered Accountants

KUALA LUMPUR

April 17, 2014

“REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of MOL Global, Inc.:

We have audited the accompanying consolidated statements of financial position of MOL Global, Inc. (the “Company”) and subsidiaries (collectively referred as the “Group”) as of December 31, 2011, 2012 and 2013, and the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for the years ended December 31, 2011, 2012 and 2013. These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements presents fairly, in all material respects, the financial position of the MOL Global, Inc. and subsidiaries as of December 31, 2011, 2012 and 2013 and the results of their operations and their cash flows for the years ended December 31, 2011, 2012 and 2013, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

KUALA LUMPUR, MALAYSIA

April 17, 2014”

MOL GLOBAL, INC.

(Incorporated in the Cayman Islands)

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND

OTHER COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31

	Note	2011	2012	2013
		MYR	MYR	MYR
Revenue	5	63,210,248	95,573,753	171,518,303
Direct cost and other ancillary expenses		(31,950,597)	(48,222,080)	(70,018,771)
Employee expenses	7	(10,152,152)	(16,468,387)	(30,977,954)
Depreciation and amortization expenses	9	(3,601,092)	(6,922,919)	(20,555,751)
Marketing, advertising and promotion expenses		(1,232,798)	(1,835,947)	(8,314,856)
Communication and travelling expenses		(2,426,824)	(2,967,642)	(5,681,390)
Office related expenses		(1,945,461)	(2,391,954)	(3,863,869)
Other operating expenses		(2,776,822)	(3,825,901)	(6,666,729)

Profit from operations		9,124,502	12,938,923	25,438,983
Other income		3,025,351	948,825	2,528,467
Non-operating expenses		—	(1,570,507)	(3,039,980)
Finance costs	10	(2,735,823)	(2,901,420)	(5,086,045)
Share of results of associates	17	996,795	(4,876)	(13,259)

Profit before tax	11	10,410,825	9,410,945	19,828,166
Income tax expense	12	(2,240,528)	(3,425,949)	(1,155,641)

Profit for the year		8,170,297	5,984,996	18,672,525

Other comprehensive (loss)/income, net of tax
Item that will not be reclassified subsequently to profit or loss:
Re-measurement gain on pension liability		—	—	111,444
Item that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations		68,619	(32,035)	(3,913,878)

Other comprehensive (loss)/income for the year, net of tax		68,619	(32,035)	(3,802,434)

Total comprehensive income for the year		8,238,916	5,952,961	14,870,091

Profit for the year attributable to:
Owners of the Company		8,228,492	4,717,192	12,006,984
Non-controlling interests		(58,195)	1,267,804	6,665,541

		8,170,297	5,984,996	18,672,525

Total comprehensive income for the year attributable to:
Owners of the Company		8,297,111	4,685,157	9,495,453
Non-controlling interests		(58,195)	1,267,804	5,374,638

		8,238,916	5,952,961	14,870,091

Earnings per share
Basic/Diluted (sen)	13	13.97	8.01	20.39

The accompanying notes form an integral part of the financial statements.

MOL GLOBAL, INC.

(Incorporated in the Cayman Islands)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31

	Note	2011	2012	2013
		MYR	MYR	MYR
ASSETS
Non-current assets
Property, plant and equipment	14	2,106,556	6,916,227	8,653,391
Investment property	15	—	2,420,095	2,393,789
Investment in associates	17	4,629,166	170,342	78,100
Other investment	18	1	1	1
Development expenditure	19	3,506,118	4,487,698	5,186,445
Intangible assets	20	21,097,715	62,420,414	138,889,238
Finance lease receivables	21	229,809	243,109	506,871
Deferred tax assets	22	156,185	220,596	203,300

Total non-current assets		31,725,550	76,878,482	155,911,135

Current assets
Inventories	23	16,648,056	23,329,201	23,692,531
Trade receivables	24	17,104,329	26,272,966	33,820,107
Other receivables, deposits and prepaid expenses	25	6,404,595	9,798,318	14,009,186
Amount due from associates	26	1,164,615	1,208,124	216,848
Amount due from other related parties	26	12,824,320	2,008,076	584,951
Finance lease receivables	21	22,216	35,233	65,506
Cash and bank balances	27	5,409,568	32,086,291	49,729,488
Restricted cash	27	753,431	2,552,389	4,832,435
Tax recoverable		—	105,779	56,175

Total current assets		60,331,130	97,396,377	127,007,227

Total assets		92,056,680	174,274,859	282,918,362

EQUITY AND LIABILITIES
Capital and reserves
Share capital	28	9,816,220	9,816,220	9,816,220
Reserves	29	10,689,481	15,129,194	24,624,647

Equity attributable to owners of the Company		20,505,701	24,945,414	34,440,867
Non-controlling interests		403,053	14,815,486	30,620,230

Total equity		20,908,754	39,760,900	65,061,097

Non-current liabilities
Borrowings	30	186,690	3,752,700	3,383,872
Pension liability	35	130,230	423,135	94,636
Deferred tax liabilities	22	—	5,866,336	9,658,469

Total non-current liabilities		316,920	10,042,171	13,136,977

Current liabilities
Trade payables	32	15,194,651	32,277,734	48,009,555
Other payables and accrued expenses	33	9,590,213	15,216,127	22,291,606
Derivative financial liabilities	34	—	—	26,164,107
Amount due to associates	26	9,068	—	—
Amount due to other related parties	26	1,158,035	17,853,907	30,747,913
Borrowings	30	40,183,613	51,689,921	69,630,994
Deferred revenue	37	2,953,765	5,784,010	6,296,993
Tax liabilities		1,741,661	1,650,089	1,579,120

Total current liabilities		70,831,006	124,471,788	204,720,288

Total liabilities		71,147,926	134,513,959	217,857,265

Total equity and liabilities		92,056,680	174,274,859	282,918,362

The accompanying notes form an integral part of the financial statements.

MOL GLOBAL, INC.

(Incorporated in the Cayman Islands)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31

		Non-distributable		Distributable
	Issued capital	Share premium	Foreign currency translation reserve	Retained earnings/ (Accumulated losses)	Equity attributable to owners of the Company	Non-controlling interests	Total equity
	MYR	MYR	MYR	MYR	MYR	MYR	MYR
As of January 1, 2011	9,816,220	2,954,189	111,811	(673,630)	12,208,590	(163,502)	12,045,088
Profit for the year	—	—	—	8,228,492	8,228,492	(58,195)	8,170,297
Other comprehensive income for the year, net of tax	—	—	68,619	—	68,619	—	68,619
Incorporation of new subsidiaries	—	—	—	—	—	624,750	624,750

As of December 31, 2011	9,816,220	2,954,189	180,430	7,554,862	20,505,701	403,053	20,908,754

As of January 1, 2012	9,816,220	2,954,189	180,430	7,554,862	20,505,701	403,053	20,908,754
Profit for the year	—	—	—	4,717,192	4,717,192	1,267,804	5,984,996
Other comprehensive loss for the year, net of tax	—	—	(32,035)	—	(32,035)	—	(32,035)
Changes in ownership with no loss of control	—	—	—	(245,444)	(245,444)	245,444	—
Additional non-controlling interests arising on the acquisition of subsidiaries (Note 39)	—	—	—	—	—	13,299,285	13,299,285
Dividends paid to non-controlling interest	—	—	—	—	—	(400,100)	(400,100)

As of December 31, 2012	9,816,220	2,954,189	148,395	12,026,610	24,945,414	14,815,486	39,760,900

As of January 1, 2013	9,816,220	2,954,189	148,395	12,026,610	24,945,414	14,815,486	39,760,900
Profit for the year	—	—	—	12,006,984	12,006,984	6,665,541	18,672,525
Other comprehensive loss for the year, net of tax	—	—	(2,622,975)	111,444	(2,511,531)	(1,290,903)	(3,802,434)
Additional non-controlling interests arising on the acquisition of subsidiaries (Note 39)	—	—	—	—	—	13,753,653	13,753,653
Incorporation of new subsidiaries	—	—	—	—	—	779,795	779,795
Dividends paid to non-controlling interest	—	—	—	—	—	(4,103,342)	(4,103,342)

As of December 31, 2013	9,816,220	2,954,189	(2,474,580)	24,145,038	34,440,867	30,620,230	65,061,097

The accompanying notes form an integral part of the financial statements.

MOL GLOBAL, INC.

(Incorporated in the Cayman Islands)

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED 31 DECEMBER

	Note	2011	2012	2013
		MYR	MYR	MYR
CASH FLOWS FROM OPERATING ACTIVITIES
Profit before tax		10,410,825	9,410,945	19,828,166
Adjustments for:
Depreciation and amortization expenses	9	3,601,092	6,922,919	20,555,751
Impairment loss on trade and other receivables		207,347	—	553,327
Share of results of associates		(996,795)	4,876	13,259
Loss/(gain) on disposal of property, plant and equipment		—	(8,369)	697
Property, plant and equipment written off		—	—	77,419
Bad debts written off		18,579	—	13,671
Inventory written off		—	—	709,515
Intangible assets written off		—	—	70,520
Effect of remeasurement of equity interest in associates		—	1,570,507	—
Unrealized gain on foreign exchange		—	—	(390,959)
Interest income		(49,428)	(447,809)	(800,794)
Derivative fair value adjustment		—	—	3,039,980
Interest expense		2,735,823	2,901,420	5,086,045

		15,927,443	20,354,489	48,756,597
(Increase)/Decrease in:
Finance lease receivables		(252,025)	(26,317)	(294,035)
Inventories		6,063,202	(3,728,059)	1,254,881
Trade receivables, other receivables, deposits and prepaid expenses		(5,709,802)	4,709,351	1,739,493
Increase/(Decrease) in:
Trade payables, other payables and accrued expenses		(16,289,692)	7,087,444	11,580,413
Amount due to other related parties		—	72,160	27,584
Deferred revenue		389,916	2,830,245	512,983

Cash Generated From Operations		129,042	31,299,313	63,577,916
Interest paid		(2,735,823)	(2,901,420)	(5,086,045)
Income tax paid		(693,960)	(4,506,955)	(4,520,901)

Net Cash From Operating Activities		(3,300,741)	23,890,938	53,970,970

CASH FLOWS FROM INVESTING ACTIVITIES
Restricted fixed deposits	27	(327,782)	(1,798,958)	(2,280,046)
Interest received		49,428	447,809	800,794
Purchase of property, plant and equipment		(1,120,025)	(2,719,400)	(3,260,636)
Proceeds from disposal of property, plant and equipment		—	230,674	88,787
Proceeds from disposal of intangible assets		—	—	74,496
Purchase of intangible assets		—	(1,297,991)	(9,075,227)
Development expenditure incurred		(1,792,146)	(2,557,813)	(2,511,331)
Acquisition of associates		(2,745,000)	(175,218)	—
Acquisition of subsidiaries	39	(6,612,215)	4,608,182	(44,403,871)

Net Cash Used In Investing Activities		(12,547,740)	(3,262,715)	(60,567,034)

MOL GLOBAL, INC.

(Incorporated in the Cayman Islands)

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED 31 DECEMBER (CONTINUED)

	Note	2011	2012	2013
		MYR	MYR	MYR
CASH FLOWS FROM/ (USED IN) FINANCING ACTIVITIES
Repayments to finance lease payables		(387,687)	(129,163)	(1,211,750)
Proceeds from borrowings		2,394,339	7,301,043	17,313,195
Amount due to other related parties		15,950,989	(438,203)	15,280,823
Dividends paid to non-controlling interests		—	(400,100)	(4,103,342)

Net Cash From Financing Activities		17,957,641	6,333,577	27,278,926

NET INCREASE IN CASH AND CASH EQUIVALENTS DURING THE YEAR		2,109,160	26,961,800	20,682,862
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		3,231,789	5,409,568	32,086,291
EFFECT ON EXCHANGE RATE CHANGES		68,619	(285,077)	(3,039,665)

CASH AND CASH EQUIVALENTS AT END OF YEAR	36	5,409,568	32,086,291	49,729,488

Note: Purchase of property, plant and equipment is financed through:

	2011	2012	2013
	MYR	MYR	MYR
Cash	1,120,025	2,719,400	3,260,636
Finance lease	128,050	2,160,936	1,470,800

	1,248,075	4,880,336	4,731,436

The accompanying notes form an integral part of the financial statements.

MOL GLOBAL, INC.

(Incorporated in the Cayman Islands)

CONSOLIDATED NOTES TO THE FINANCIAL STATEMENTS

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

MOL Global, Inc. (the “Company”) is an exempted company incorporated in the Cayman Islands with limited liability on February 20, 2014 for the purpose of holding interest in various affiliated companies including pre-existing entities under common control.

The principal activities of the Group and its subsidiaries are in the area of internet media, e-commerce utilizing internet-connected physical outlets as e-distribution and e-payment centres and the provision of e-Solution services.

There have been no significant changes in the nature of the principal activities of the its subsidiaries during the historical periods presented other than acquisitions of new subsidiaries.

The registered office of the Company is located at the offices of Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. In addition, the Company has local offices in Malaysia, Thailand, Northern Cyprus, Turkey, Philippines, Singapore, Vietnam, Indonesia, the United States, Australia, Taiwan and Brazil.

The principal place of business of the Company is located at Lot 7.03 & 8.03, Level 7&8, Berjaya Times Square, No.1 Jalan Imbi, 55100 Kuala Lumpur.

Reorganization

On April 16, 2014, MOL Global Pte Ltd, a company incorporated in Singapore swapped its shares of 83,437,870 shares at MYR0.10 par value, representing 85% equity interest of MOL AccessPortal Sdn Bhd (“MOLAP”) to 50,062,722 shares at United States Dollar (USD)1 par value of MOL Global, Inc.. The remaining 14,724,330 shares representing 15% equity interest of MOLAP owns by an individual shareholder is expected to swap into MOL Global, Inc. subsequently.

MOLAP is a holding company of various MOL entities worldwide (see Note 16). MOLAP and MOL Global, Inc. are under common control before and after the reorganization, therefore merger accounting was applied. Accordingly, the consolidated financial statements are presented as if the group structure under the reorganization has been in existence since the beginning of the period presented.

2.	Application of new and revised International Financial Reporting Standards (IFRSs)

2.1	New and revised IFRSs affecting amounts reported and/or disclosures in the financial statements

In the current year, the Group has applied a number of new and revised IFRS issued by the International Accounting Standards Board (IASB) that are mandatorily effective for an accounting period that begins on or after January 1, 2013 as follows:

IFRS 7	Financial Instruments: Disclosures [Amendments relating to Mandatory Effective Date of IFRS 9 and Transition Disclosures (issued by IASB in November 2009 and October 2010 respectively)]
IFRS 7	Financial Instruments: Disclosures (Amendments relating to Disclosures – Offsetting Financial Assets and Liabilities)
IFRS 10	Consolidated Financial Statements
IFRS 10	Consolidated Financial Statements (Amendments relating to Transition Guidance)
IFRS 12	Disclosures of Interests In Other Entities
IFRS 12	Disclosures of Interests In Other Entities (Amendments relating to Transition Guidance)
IFRS 13	Fair Value Measurement

IAS 1	Presentation of Financial Statements (Amendments relating to Presentation of Items of Other Comprehensive Income)
IAS 19	Employee Benefits (as amended by IASB in June 2011)
IAS 27	Separate Financial Statements (as amended by IASB in May 2011)
IAS 28	Investments in Associates and Joint Ventures (as amended by IASB in May 2011)
Amendments to IFRSs contained in the document entitled Annual Improvements 2009 – 2011 cycle

The adoption of these new and revised IFRS have not affected the amounts reported in the financial statements of the Group except as detailed below.

IFRS 12 Disclosures of Interests in Other Entities

IFRS 12 is a new disclosure standard and is applicable to entities that have interests in subsidiaries, joint arrangements, associates and/or unconsolidated structured entities. In general, the application of IFRS 12 has resulted in more extensive disclosures in the consolidated financial statements (see Note 16 for details).

Amendments to IAS 1 Presentation of Items of Other Comprehensive Income

The Group has applied the amendments to IAS 1 Presentation of Items of Other Comprehensive Income for the first time in the current year. The amendments introduce new terminology, whose use is not mandatory, for the statement of comprehensive income and income statement. Under the amendments to IAS 1, the ‘statement of comprehensive income’ is renamed as the ‘statement of profit or loss and other comprehensive income’ and the ‘income statement’ is renamed as the ‘statement of profit or loss’. The amendments to IAS 1 retain the option to present profit or loss and other comprehensive income in either a single statement or in two separate but consecutive statements. However, the amendments to IAS 1 require items of other comprehensive income to be grouped into two categories in the other comprehensive income section: (a) items that will not be reclassified subsequently to profit or loss and (b) items that may be reclassified subsequently to profit or loss when specific conditions are met. Income tax on items of other comprehensive income is required to be allocated on the same basis – the amendments do not change the option to present items of other comprehensive income either before tax or net of tax.

The amendments have been applied retrospectively, and hence the presentation of items of other comprehensive income has been modified to reflect the changes. Other than the above mentioned presentation changes, the application of the amendments to IAS 1 does not result in any impact on profit or loss, other comprehensive income and total comprehensive income.

2.2	Standards, Amendments and International Financial Reporting Interpretations Committee (“IFRIC”) in issue but not yet effective

At the date of authorization for issue of these financial statements, the new and revised Standards, Amendments and IFRIC which were in issue but not yet effective and not early adopted by the Group are as listed below:

IFRS 9	Financial Instruments (IFRS 9 issued by IASB in November 2009)(1)
IFRS 9	Financial Instruments (IFRS 9 issued by IASB in October 2010)(1)
IFRS 9	Financial Instruments (Hedge Accounting and amendments to IFRS 9, IFRS 7 and IAS 39)(1)
Amendments to IFRS 10, IFRS 12 and IAS 27	Investment Entities(2)
Amendments to IAS 19	Employee Benefits (Amendments relating to Defined Benefit Plans: Employee Contributions)(3)
Amendments to IAS 32	Financial Instruments: Presentation (Amendments relating to Offsetting Financial Assets and Financial Liabilities)(2)

Amendments to IAS 36	Impairment of Assets (Amendments relating to Recoverable Amounts Disclosures for Non-Financial Assets)(2)
Amendments to IAS 39	Financial Instruments: Recognition and Measurement (Amendments relating to Novation of Derivatives and Continuation of Hedge Accounting)(2)
IFRIC 21	Levies(2)
Amendments to IFRSs contained in the document entitled Annual Improvements to IFRSs 2010 – 2012 Cycle(3)
Amendments to IFRSs contained in the document entitled Annual Improvements to IFRSs 2011 – 2013 Cycle(3)

(1)	The mandatory effective date of IFRS 9 issued by IASB in November 2009 and October 2010 respectively which was for annual periods beginning on or after January 1, 2015 has been removed with the issuance of IFRS 9 Financial Instruments: Hedge Accounting and amendments to IFRS 9, IFRS 7 and IAS 39. The effective date will be decided when IASB’s IFRS 9 project is closer to completion

(2)	Effective for annual periods beginning on or after January 1, 2014

(3)	Effective for annual periods beginning on or after July 1, 2014

The Directors anticipate that the abovementioned Standards, Amendments and IFRIC will be adopted in the annual consolidated financial statements of the Group when they become effective and that the adoption of these Standards, Amendments and IFRIC will have no material impact on the consolidated financial statements of the Group in the period of initial application, except as discussed below.

Amendments to IFRS 7 and IAS 32: Offsetting Financial Assets and Financial Liabilities and the Related Disclosures

The amendments to IAS 32 clarify existing application issues relating to the offset of financial assets and financial liabilities requirements. Specifically the amendments clarify the meaning of “currently has a legally enforceable right of set-off” and “simultaneous realization and settlement”.

The amendments to IFRS 7 introduce new disclosure requirements relating to right of offset and related arrangements for financial instruments under an enforceable master netting agreements or similar arrangements. Both IAS 32 and IFRS 7 require retrospective application upon adoption.

To date, the Group have not entered into any such agreements or similar arrangements. However, the Directors anticipate that the application of these amendments to IAS 32 and IFRS 7 may result in more disclosures being made with regard to offsetting financial assets and financial liabilities in the future.

IFRS 9 and Amendments relating to Mandatory Effective Date of IFRS 9 and Transition Disclosures

IFRS 9 issued by IASB in November 2009 introduces new requirements for the classification and measurement of financial assets. IFRS 9 issued by IASB in October 2010 includes the requirements for the classification and measurement of financial liabilities and for derecognition.

The amendments to IFRS 9 issued by IASB in November 2009 and October 2010 respectively relating to “Mandatory Effective Date of IFRS 9 and Transition Disclosures” which became immediately effective on the issuance date of March 1, 2012 amended the mandatory effective date of IFRS 9 to annual periods beginning on or after January 1, 2015 instead of on or after January 1, 2013, with earlier application still permitted as well as modified the relief from restating prior periods. However, this mandatory effective date has been removed with the issuance of IFRS 9 Financial Instruments: Hedge Accounting and Amendments to IFRS 9, IFRS 7 and IAS 39 (see below). IFRS 7 which was also amended in tandem with the issuance of the aforementioned amendments introduces new disclosure requirements that are either permitted or required on the basis of the entity’s date of adoption and whether the entity chooses to restate prior periods.

Key requirements of IFRS 9 are described as follows:

•

all recognized financial assets that are within the scope of IAS 39 Financial Instruments:    Recognition and Measurement to be subsequently measured at amortized cost or fair value. Specifically, debt investments that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding are generally measured at amortized cost at the end of subsequent accounting periods. All other debt investments and equity investments are measured at their fair values at the end of subsequent accounting periods. In addition, under IFRS 9, entities may make an irrevocable election to present subsequent changes in the fair value of equity instrument (that is not held for trading) in other comprehensive income, with only dividend income generally recognized in profit or loss.

•

with regard to the measurement of financial liabilities designated as at fair value through profit or loss, IFRS 9 requires that the amount of change in the fair value of the financial liability that is attributable to changes in the credit risk of that liability, is presented in other comprehensive income, unless the recognition of the effects of changes in the liability’s credit risk in other comprehensive income would create or enlarge an accounting mismatch in profit or loss. Changes in fair value attributable to a financial liability’s credit risk are not subsequently reclassified to profit or loss. Previously, under IAS 39, the entire amount of the change in the fair value of the financial liability designated as at fair value through profit or loss was presented in profit or loss.

The Directors anticipate that the application of IFRS 9 in the future may have significant impacts on amounts reported in respect of the Group’s financial assets and financial liabilities. However, it is not practicable to provide a reasonable estimate of the effect of IFRS 9 until a detailed review has been completed.

IFRS 9 Financial Instruments: Hedge Accounting and Amendments to IFRS 9, IFRS 7 and IAS 39

This Standard introduces a new general hedge accounting model. The new general hedge accounting model will allow reporters to reflect risk management activities in the financial statements more closely as it provides more opportunities to apply hedge accounting. However, entities that apply IFRS 9 will have an accounting policy choice under the standard as to whether to apply the hedge accounting model in IAS 39 or IFRS 9. This accounting policy choice will be revisited when macro hedging project is near to its finalization.

The principal changes introduced as compared to the general hedge accounting model under IAS 39 are as follows:

•	the qualifying criteria for hedge accounting is now based on a more principles-based approach;

•	increased eligibility of hedging instruments;

•	increased eligibility of hedged items;

•	accounting for the time value component of options and forward contracts with less volatility in profit or loss; and

•	modification and discontinuation of hedging relationships.

In addition to the new chapter on hedge accounting, two other important changes were made to IFRS 9:

•	Reporting of changes in fair value of an entity’s own debts

IFRS 9 as issued by IASB in October 2010 requires an entity to present fair value changes due to own credit on liabilities designated as at fair value through profit or loss to be presented in other comprehensive income rather than in profit or loss. This requirement can only be applied when IFRS 9 is adopted.

The amendment now allows entities to elect to early adopt the aforementioned requirement without applying the other requirements in IFRS 9 (i.e. an entity can continue to apply IAS 39 and yet, be able to adopt this new presentation requirement).

•	Removal of the mandatory effective date of IFRS 9

The IASB have decided to remove the mandatory effective date (i.e. January 1, 2015) from IFRS 9. The new date shall be determined when the impairment phase is closer to completion.

The Directors are currently assessing the impact of adoption of IFRS 9 and have not made any accounting policy decision. Thus, the impact of adopting the new IFRS 9 on the Group’s financial statements cannot be determined now until the process is complete.

Amendments to IAS 32 Offsetting Financial Assets and Financial Liabilities

The amendments to IAS 32 clarify the requirements relating to the offset of financial assets and financial liabilities. Specifically, the amendments clarify the meaning of ‘currently has a legally enforceable right of set-off’ and ‘simultaneous realisation and settlement’.

The Directors anticipate that the application of these amendments to IAS 32 may have significant impact on amounts reported in respect of the Group’s financial assets and financial liabilities. However, it is not practicable to provide a reasonable estimate of the effect of amendments to IAS 32 until a detailed review has been completed.

3	SIGNIFICANT ACCOUNTING POLICIES

3.1	Statement of Compliance

The consolidated financial statements have been prepared in accordance with IFRS issued by the IASB.

3.2	Basis of Preparation

The consolidated financial statements of the Group have been prepared under the historical cost convention unless otherwise indicated in this summary of accounting policies. Historical cost is generally based on the fair value of the consideration given in exchange for goods and services.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Group takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date. Fair value for measurement and/or disclosure purposes in these consolidated financial statements is determined on such a basis, except for share-based payment transactions that are within the scope of IFRS 2, leasing transaction that are within the scope of IAS 17, and measurements that have some similarities to fair value but are not fair value, such as net realisable value in IAS 2 or value-in-use in IAS 36.

In addition, for financial reporting purposes, fair value measurements are categorised into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entity, which are described in Note 40.

The principal accounting policies are set out below.

3.3	Basis of Consolidation

The consolidated financial statements incorporate the financial statements of the Group and entities controlled by the Group (its subsidiaries). Control is achieved when the Company:

•	has power over the investee;

•	is exposed, or has rights, to variable returns from its involvement with the investee; and

•	has the ability to use its power to affect its returns.

The Company reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

When the Company has less than a majority of the voting rights of an investee, it has power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities of the investee unilaterally.

The Company considers all relevant facts and circumstances in assessing whether or not the Company’s voting rights in an investee are sufficient to give it power, including:

•	the size of the Company’s holding of voting rights relative to the size and dispersion of holdings of the other vote holders;

•	potential voting rights held by the Company, other vote holders or other parties;

•	rights arising from other contractual arrangements; and

•

any additional facts and circumstances that indicate that the Company has, or does not have, the current ability to direct the relevant activities at the time that decisions need to be made, including voting patterns at previous shareholders’ meetings.

Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary. Specifically, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated statement of profit or loss and other comprehensive income from the date the Company gains control until the date when the Company ceases to control the subsidiary.

Profit or loss and each component of other comprehensive income are attributed to the owners of the Company and to the non-controlling interests. Total comprehensive income of subsidiaries is attributed to the owners of the Company and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those used by other members of the Group.

All intra-group transactions, balances, income and expenses are eliminated in full on consolidation.

Non-controlling interests in subsidiaries are identified separately from the Group’s equity therein. The interests of non-controlling shareholders may be initially measured either at fair value or at the non-controlling interests’ proportionate share of the fair value of the acquiree’s identifiable net assets.

The choice of measurement basis is made on an acquisition-by-acquisition basis. Subsequent to acquisition, the carrying amount of non-controlling interests is the amount of those interests at initial recognition plus the non-controlling interests’ share of subsequent changes in equity. Total comprehensive income is attributed to non-controlling interests even if this results in the non-controlling interests having a deficit balance.

Changes in the Group’s ownership interests in subsidiaries that do not result in a loss of control are accounted for as equity transactions. The carrying amounts of the Group’s interests and the non-controlling interests are adjusted to reflect the changes in their relative interest in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of consideration paid or received is recognized directly in equity and attributed to owners of the Company.

When the Group loses control of a subsidiary, a gain or loss is recognized in profit or loss and is calculated as the difference between (i) the aggregate of the fair value of the consideration received and the fair value of any retained interest and (ii) the previous carrying amount of the assets (including goodwill), and liabilities of the subsidiary and any non-controlling interests. All amounts previously recognized in other comprehensive income in relation to that subsidiary are accounted for as if the Group had directly disposed of the related assets or liabilities of the subsidiary (i.e. reclassified to profit or loss or transferred to another category of equity as specified/permitted by applicable IFRSs). The fair value of any investment retained in the former subsidiary at the date when control is lost is regarded as the fair value on initial recognition for subsequent accounting under IAS 39, when applicable, the cost on initial recognition of an investment in an associate.

3.4	Business Combinations

Acquisition of subsidiaries and businesses are accounted for using the acquisition method. The consideration for each acquisition is measured at the aggregate of the fair values (at the date of exchange) of assets given, liabilities incurred or assumed, and equity instruments issued by the Group in exchange for control of the acquiree. Acquisition-related costs are generally recognized in profit or loss as incurred.

Where a business combination is achieved in stages, the Group’s previously held interests in the acquired entity are remeasured to fair value at the acquisition date (i.e. the date the Group attains control) and the resulting gain or loss, if any, is recognized in profit or loss. Amounts arising from interests in the acquiree prior to the acquisition date that have previously been recognized in other comprehensive income are reclassified to profit or loss, where such treatment would be appropriate if that interest were disposed of.

The acquiree’s identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under IFRS 3 (revised) are recognized at their fair value at the acquisition date, except that:

•

deferred tax assets or liabilities and liabilities or assets related to employee benefit arrangements are recognized and measured in accordance with IAS 12 Income Taxes and IAS 19 Employee Benefits respectively;

•	liabilities or equity instruments related to the replacement by the Group of an acquiree’s share-based payment awards are measured in accordance with IFRS 2 Share-based Payment; and

•	assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations are measured in accordance with that Standard.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Group reports provisional amounts for the items for which the accounting is incomplete. Those provisional amounts are adjusted during the measurement period (see below), or additional assets or liabilities are recognized, to reflect new information obtained about facts and circumstances that existed as of the acquisition date that, if known, would have affected the amounts recognized as of that date.

The measurement period is the period from the date of acquisition to the date the Group obtains information about facts and circumstances that existed as of the acquisition date – and is subject to a maximum of one year.

3.4.1	Merger Accounting for Business Combination Involving Entities Under Common Control

The consolidated financial statements incorporate the financial statements items of the combining entities or businesses in which the common control combination occurs as if they had been combined from the date when the combining entities or businesses first came under the common control of the controlling party.

The assets and liabilities of the combining entities or businesses are consolidated using the existing book values. No amount is recognized in respect of goodwill or excess of acquirer’s interest in the net fair value of acquiree’s identifiable assets, liabilities and contingent liabilities over cost at the time of common control combination, to the extent of the continuation of the controlling party’s interest.

The consolidated statements of profit or loss and comprehensive income includes the results of each of the combining entities or businesses from the earliest date presented or since the date when the combining entities or businesses first came under the common control, where this is a shorter period, regardless of the date of the common control combination.

The comparative amounts in the consolidated financial statements are presented as if the entities or businesses had been combined at the end of the previous reporting period or when they first came under common control, whichever is shorter.

3.5	Goodwill

Goodwill arising in a business combination is recognized as an asset at the date that control is acquired (the acquisition date). Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed.

If, after reassessment, the Company’s interest in the fair value of the acquiree’s identifiable net assets exceeds the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the acquirer’s previously held equity interest in the acquiree (if any), the excess is recognized immediately in profit or loss as a bargain purchase gain.

On disposal of a subsidiary, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

3.6	Impairment of Goodwill

Goodwill is not amortized but is reviewed for impairment at least annually. For the purpose of impairment testing, goodwill is allocated to each of the Group’s cash-generating units expected to benefit from the synergies of the combination. Cash-generating units to which goodwill has been allocated are tested for impairment annually, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit. An impairment loss recognized for goodwill is not reversed in a subsequent period.

3.7	Investment in Associates

An associate is an entity over which the Group has significant influence and that is neither a subsidiary nor an interest in a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

The results and assets and liabilities of associates are incorporated in these consolidated financial statements using the equity method of accounting. Under the equity method, investments in associates are carried in the consolidated statement of financial position at cost as adjusted for post-acquisition changes in the Group’s share of the net assets of the associate, less any impairment in the value of individual investments. Losses of an associate in excess of the Group’s interest in that associate (which includes any long-term interests that, in substance, form part of the Group’s net investment in the associate) are recognized only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate.

On acquisition of an investment in associate, any excess of the cost of acquisition over the Group’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities of the associate recognized at the date of acquisition is recognized as goodwill. The goodwill is included within the carrying amount of the investment and is assessed for impairment as part of that investment. Any excess of the Group’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities over the cost of acquisition, after reassessment, is recognized immediately in profit or loss in the period in which the investment is acquired.

The requirements of IAS 39 applied to determine whether it is necessary to recognize any impairment loss with respect to the Group’s investment in associate. When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment in accordance with IAS 36 Impairment of Assets as a single asset by comparing its recoverable amount (higher of value in use and fair value less costs to sell) with its carrying amount. Any impairment loss recognized forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognized in accordance with IAS 36 to the extent that the recoverable amount of the investment subsequently increases.

The Group discontinues the use of the equity method from the date when the investment ceases to be an associate, or when the investment is classified as held for sale. When the Group retains an interest in the former associate and the retained interest is a financial asset, the Group measures the retained interest at fair value at that date and the fair value is regarded as its fair value on initial recognition in accordance with IAS 39. The difference between the carrying amount of the associate at the date the equity method was discontinued, and the fair value of any retained interest and any proceeds from disposing of a part interest in the associate is included in the determination of the gain or loss on disposal of the associate. In addition, the Group accounts for all amounts previously recognized in other comprehensive income in relation to that associate on the same basis as would be required if that associate had directly disposed of the related assets or liabilities. Therefore, if a gain or loss previously recognized in other comprehensive income by that associate would be reclassified to profit or loss on the disposal of the related assets or liabilities, the Group reclassifies the gain or loss from equity to profit or loss (as a reclassification adjustment) when the equity method is discontinued.

When the Group reduces its ownership interest in an associate but the Group continues to use the equity method, the Group reclassifies to profit or loss the proportion of the gain or loss that had previously been recognized in other comprehensive income relating to that reduction in ownership interest if that gain or loss would be reclassified to profit or loss on the disposal of the related assets or liabilities.

Where a group entity transacts with an associate of the Group, profits and losses are eliminated to the extent of the Group’s interest in the relevant associate.

3.8	Revenue Recognition

Revenue is recognized when it is probable that the economic benefits associated with the transaction will flow to the Group and the revenue can be measured reliably. Revenue is measured at the fair value of consideration received or receivable.

(i)	MOLPoints

The Group earns revenue through sale of MOLPoints. Revenue from MOLPoints is recognized upon utilization of the points for the online purchase of goods. Revenue is deferred for MOLPoints that have been sold to consumers but where goods have not yet been delivered at the reporting date. MOLPoints that have been sold but not activated yet are recognized as advances from consumers. MOLPoints which have been sold but not activated after 5 years will expire and are then recognized as revenue in the year of expiration.

(ii)	MOLReloads

The Group earns revenue from sale of prepaid mobile airtime which is recognized upon transfer of the significant risks and rewards of ownership of goods to the customer which occur upon the transfer of mobile airtime credits from a dealer, subdealer or retailer account to the consumer’s account.

(iii)	MOLPay

Revenue is based on commission and merchant fee. Commission fee is recognized when merchants’ transaction is completed. Merchant fee is recognized when a contract had been signed for the registration of a merchant in the payment system and the fee set forth in the contract becomes payable.

(iv)	MMOG Asia

The Group provides web game services through its gaming portal MMOG Asia and generates revenue from selling virtual goods online, which are used by customers within online games. A fixed percentage of royalty and technical fee based on total game point utilization is paid to respective game developers on a monthly basis.

The revenue from the sale of virtual goods is deferred over the estimated consumption period of in-game virtual goods, which is typically within a short period of time after purchase of in-game credits. Purchases of virtual goods are not refundable after they have been consumed. For games which have not attained popularity and are discontinued, advance notice is given to players one month before discontinuation and top-up of game points related to the games is disallowed before discontinuation. To date, the Group has never been required to pay cash refunds to game players or game developers as a result of the discontinuation of a game, or for any other reason.

(v)	Other fees are recognized on an accrual basis in accordance with the substance of the relevant agreement provided that it is probable that the economic benefits will flow to the Group and the amount of revenue can be measured reliably.

The Group determines whether it is acting as a principal or an agent by considering who is the primary obligor of its arrangements and on whether it has discretion in setting prices to its customers. The Group concluded that it is acting as an agent in all its revenue arrangements.

3.9	Leases

(i)	Classification

A lease is recognized as a finance lease if it transfers substantially to the Group all the risks and rewards incident to ownership. All other leases are classified as operating leases.

(ii)	Finance Leases – The Group as Lessee

Assets acquired by way of finance leases are stated at amount equal to the lower of their fair values and the present value of the minimum lease payments at the inception date of the leases, less accumulated depreciation and impairment losses. The corresponding liability is included in the consolidated statements of financial position as borrowings. In calculating the present value of the minimum lease payments, the discount factor used is the interest rate implicit in the lease, when it is practicable to determine; otherwise, the Group’s incremental borrowing rate is used.

Lease payments are apportioned between the finance costs and the reduction of the outstanding liability. Finance costs, which represent the difference between the total leasing commitments and the fair value of the assets acquired, are recognized as an expense in profit or loss over the term of the relevant lease so as to produce a constant periodic rate of charge on the remaining balance of the obligations for each accounting period.

(iii)	Finance Leases – The Group as Lessor

Leases in which substantially all of the risks and rewards of ownership are transferred to the lessee are classified as finance leases. Assets held pursuant to a finance lease are presented in the consolidated statements of financial position as receivable at an amount equal to the net investment in the lease. The recognition of finance income on the receivable is based on a pattern reflecting a constant periodic rate of return on the lessor’s net investment in the finance lease.

The Group leases MOLReloads terminals with its pre-installed proprietary software to certain retail outlets for the distribution of prepaid airtime and electronic pins.

(iv)	Operating Leases

Operating lease payments are recognized as an expense in profit or loss on a straight-line basis over the term of the relevant lease.

3.10	Foreign Currencies

The individual financial statements of each group entity are presented in the currency of the primary economic environment in which the entity operates (its functional currency). For the purpose of the consolidated financial statements, the results and financial position of each group entity are expressed in Malaysian Ringgit (“MYR”), which are the functional currency of the Company and the presentation currency for the consolidated financial statements.

In preparing the financial statements of the individual entities, transactions in currencies other than the entity’s functional currency (foreign currencies) are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing at the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences are recognized in profit or loss in the period in which they arise except for exchange differences on transactions entered into in order to hedge certain foreign currency risks.

For the purpose of presenting consolidated financial statements, the assets and liabilities of the Group’s foreign operations are expressed in MYR using exchange rates prevailing at the end of the reporting period. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuated significantly during that period, in which case the exchange rates at the dates of the transactions are used. Exchange differences arising, if any, are recognized in other comprehensive income and accumulated in equity (attributed to non-controlling interests as appropriate).

On the disposal of a foreign operation (i.e. a disposal of the Group’s entire interest in a foreign operation, or a disposal involving loss of control over a subsidiary that includes a foreign operation, loss of joint control over a jointly controlled entity that includes a foreign operation, or loss of significant influence over an associate that includes a foreign operation), all of the accumulated exchange differences in respect of that operation attributable to the owners of the Company are reclassified to profit or loss. Any exchange differences on disposal of a subsidiary that includes a foreign operation, that have previously been attributed to non-controlling interests are derecognized, but they are not reclassified to profit or loss.

In the case of a partial disposal (i.e. no loss of control) of a subsidiary that includes a foreign operation, the proportionate share of accumulated exchange differences are re-attributed to non-controlling interests and are not recognized in profit or loss. For all other partial disposals (i.e. of associates not involving a change of accounting basis), the proportionate share of the accumulated exchange differences is reclassified to profit or loss.

Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the closing rate at the end of each reporting period. Exchange differences are recognized in other comprehensive income.

3.11	Employee Benefits

(i)	Short-Term Employee Benefits

Wages, salaries, paid annual leaves, bonuses and social contributions are recognized in the year in which the associated services are rendered by employees of the Group. Short-term accumulating compensated absences such as paid annual leave are recognized when services rendered by the employees that increase their entitlement to future compensated absences. Short-term non-accumulating compensated absences such as sick leave are recognized when the absences occur.

(ii)	Defined Contribution Plans

Defined contribution plans are post-employment benefit plans under which the Group pay fixed contributions into separate entities or funds and will have no legal or constructive obligation to pay further contributions if any of the funds do not hold sufficient assets to pay all employee benefits relating to employee services in the current and preceding financial years. Such contributions are recognized as an expense in profit or loss as incurred. As required by law, companies in Malaysia make such contributions to the Employees Provident Fund (“EPF”).

Group’s foreign subsidiaries also make contributions to its country’s statutory pension schemes.

(iii)	Defined Benefit Plans

Defined benefit plans are post-employment benefit plan other than defined contribution plans. It defines the benefits that the employee will receive at the time of retirement in which the Group makes contribution to meet the costs of benefits defined in the plan.

Payments to defined contribution benefit plans are recognized as an expense when employees have rendered service entitling them to the contributions. The cost of providing benefits is determined using the projected unit credit method, with actuarial valuations being carried out at the end of each annual reporting period. Remeasurement, comprising actuarial gains and losses, the effect of the changes to the asset ceiling and the return on plan assets (excluding interest), is reflected immediately in the consolidated statements of financial position with a charge or credit recognized in other comprehensive income in the period in which they occur. Remeasurement recognized in other comprehensive income is reflected immediately in retained earnings and will not be reclassified to profit or loss. Past service cost is recognized in profit or loss in the period of a plan amendment. Net interest is calculated by applying the discount rate at the beginning of the period to the net defined benefit liability or asset. Defined benefit costs are categorized as follows:

•	Service cost (including current service cost, past service cost, as well as gains and losses on curtailments and settlements).

•	Net interest expense or income.

•	Remeasurement.

The Group presents the first two components of defined benefit costs in profit or loss in the line item employee expense. Curtailment gains and losses are accounted for as past service costs.

The pension liability recognized in the consolidated statements of financial position represents the actual deficit or surplus in the Group’s defined benefit plans. Any surplus resulting from this calculation is limited to the present value of any economic benefits available in the form of refunds from the plans or reductions in future contributions to the plans.

A liability for a termination benefit is recognized at the earlier of when the entity can no longer withdraw the offer of the termination benefit and when the entity recognizes any related restructuring costs.

3.12	Income Taxes

Income tax expense represents the sum of the tax currently payable and deferred tax.

(i)	Current Tax

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit before tax as reported in the consolidated statements of profit or loss and other comprehensive income because of items of income or expense that are taxable or deductible in other years and items that are never taxable or deductible. The Group’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the end of the reporting period.

(ii)	Deferred Tax

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences, unused tax losses and unused tax credits to the extent that it is probable that taxable profits will be available against which those deductible temporary differences, unused tax losses and unused tax credits can be utilized. Such deferred tax assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries and associate, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Group expect, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

(iii)	Current and Deferred Tax for the Period

Current and deferred tax are recognized as an expense or income in profit or loss, except when they relate to items that are recognized outside profit or loss (whether in other comprehensive income or directly in equity), in which case the tax is also recognized outside profit or loss. Where current tax or deferred tax arises from the initial accounting for a business combination, the tax effect is included in the accounting for the business combination.

3.13	Property, Plant and Equipment

All items of property, plant and equipment are initially recorded at cost. The cost of an item of plant and equipment is recognized as an asset if, and only if, it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably.

Subsequent to recognition, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Repair and maintenance costs are recognized in comprehensive income as incurred.

Freehold land is not depreciated. Depreciation of property, plant and equipment is provided for on a straight-line basis to write off the cost of each asset to its residual value over the estimated useful life, at the following annual rates:

Buildings	5%
Computers equipment and software	33%
Furniture, fittings and office equipment	10% – 20%
Renovation	20%
Motor vehicles	20%

The residual values, useful lives and depreciation method are reviewed at each financial year end to ensure that the amount, method and period of depreciation are consistent with previous estimates and the expected pattern of consumption of the future economic benefits embodied in the items of plant and equipment. If expectations differ from previous estimates, the changes are accounted for as a change in an accounting estimate.

The carrying amount of an item of property, plant and equipment is derecognized on disposal or when no future economic benefits are expected from its use or disposal. The difference between the net disposal proceeds, if any, and the carrying amount is included in profit or loss.

Computer software for a computer-controlled machine tool that cannot operate without specific software (i.e. integral part of the related hardware) is classified as property, plant and equipment. When the software is not an integral part of the related hardware, such computer software is classified as intangible assets.

3.14	Borrowing Costs

Borrowing costs are recognized in profit or loss in the period in which they are incurred.

3.15	Investment Property

Investment property, which is property held to earn rentals and/or for capital appreciation, is stated at cost less accumulated depreciation and provision for any impairment loss. The investment property is depreciated on a straight line basis to write off the cost over its estimated remaining useful life of 40 years.

Investment property is derecognized when either it has been disposed of or when the investment property is permanently withdrawn from use and no future economic benefit is expected from its disposal. Any gains or losses on the retirement or disposal of investment property (calculated as the difference between the net disposal proceeds and the net carrying amount of the asset) are recognized in the profit or loss in the year in which they arise.

3.16	Development Expenditure

Development expenditure relates to costs incurred for the development of web applications, software products and programme, which primarily comprises employee expenses for information technology personnel and creative personnel. These costs are capitalized as development assets to the extent that such expenditure meet the following criteria:

(i)	the product or process is clearly defined and costs are separately identified and measured reliably;

(ii)	the technical feasibility of the product is demonstrated;

(iii)	the product or process will be sold or used in-house;

(iv)	the assets will generate future economic benefits (e.g. a potential market exists for the product or its usefulness in case of internal use is demonstrated); and

(v)	adequate technical, financial and other resources required for completion of the project are available.

The amount initially recognized for internally-generated intangible assets is the sum of the expenditure incurred from the date when the intangible asset first meets the recognition criteria listed above. Where no internally-generated intangible asset can be recognized, development expenditure is recognized in profit or loss in the period in which it is incurred.

Subsequent to initial recognition, internally-generated intangible assets are reported at cost less accumulated amortization and accumulated impairment losses, on the same basis as intangible assets that are acquired separately.

Amortization is provided upon commencement of the commercial use of the web application and software products to which they relate to on a straight-line basis over the period of their expected benefits, but not exceeding 5 years. The policy for the recognition and measurement of impairment losses is in accordance with Note 3.18.

3.17	Other Intangible Assets

Intangible assets, including computer software that are not an integral part of the related hardware, are stated at cost less accumulated amortization and impairment losses. The policy for the recognition and measurement of impairment losses is in accordance with Note 3.18. Intangible assets are recognized only if it is probable that the future economic benefits that are attributable to such assets will flow to the Group and the costs of such assets can be measured reliably.

Amortization is provided for on a straight-line basis to write off the cost of intangible assets with a finite useful life to their residual value over the period of their expected benefits, at the following annual rates:

Software and copyright	33%
Electronic payment system	33%
Exclusive licence and distribution rights of online games and reloads	20% – 33%
Intellectual property	33%
Trademark	33%

Intangible assets acquired in a business combination

Intangible assets acquired in a business combination and recognized separately from goodwill are initially recognized at their fair value at the acquisition date (which is regarded as their cost).

Subsequent to initial recognition, intangible assets acquired in a business combination are reported at cost less accumulated amortization and accumulated impairment losses, on the same basis as intangible assets that are acquired separately.

Derecognition of intangible assets

An intangible asset is derecognized on disposal, or when no future economic benefits are expected from use or disposal. Gains or losses arising from derecognition of an intangible asset, measured as the difference between the net disposal proceeds and the carrying amount of the asset, are recognized in profit or loss when the asset is derecognized.

3.18	Impairment of Non-financial Assets Excluding Goodwill

At the end of each reporting period, the Group reviews the carrying amounts of its non-financial assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. When a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

Intangible assets with indefinite useful lives and intangible assets not yet available for use are tested for impairment at least annually, and whenever there is an indication that the asset may be impaired.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss, unless the relevant asset is carried at a revalued amount, in which case the reversal of the impairment loss is treated as a revaluation increase.

3.19	Inventories

Inventories comprise airtime prepaid electronic pins and online game pins acquired for resale and are stated at lower of cost and net realizable value. Cost is determined using the weighted average basis comprising direct costs of purchase. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs necessary to make the sale.

3.20	Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, when it is probable that the Group will be required to settle the obligation, and a reliable estimate of the amount can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows.

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.

3.21	Financial Instruments

Financial instruments are recognized in the consolidated statements of financial position when, and only when, the Group becomes a party to the contractual provisions of the financial instruments.

Where the purchase or sale of a financial asset is under a contract whose terms require delivery of the financial asset within the timeframe established by the market concerned, such financial assets are recognized and derecognized on trade date.

Financial instruments are initially measured at fair value, plus transaction costs, except for those financial assets classified as at fair value through profit or loss, which are initially measured at fair value.

(i)	Financial Assets

Financial assets are classified into the following specified categories: financial assets “at fair value through profit or loss” (FVTPL), “held-to-maturity” investment, “available-for-sale” (AFS) financial assets and “loans and receivables”. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition.

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables are measured at amortized cost using the effective interest method, less any impairment. Interest income is recognized by applying the effective interest rate, except for short-term receivables when the recognition of interest would be immaterial.

The effective interest method is a method of calculating the amortized cost of a financial asset and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial asset, or (where appropriate) a shorter period, to the net carrying amount on initial recognition.

Income is recognized on an effective interest basis for debt instruments.

(ii)	Impairment of Financial Assets

Financial assets are assessed for indicators of impairment at the end of the reporting period. Financial assets are considered to be impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been affected.

For certain categories of financial asset, such as trade receivables, assets that are assessed not to be impaired individually are, in addition, assessed for impairment on a collective basis. Objective evidence of impairment for a portfolio of receivables could include the Group’s past experience of collecting payments, an increase in the number of delayed payments in the portfolio past the average credit period, as well as observable changes in national or local economic conditions that correlate with default on receivables.

For financial assets carried at amortized cost, the amount of the impairment loss recognized is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate.

The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of trade receivables, where the carrying amount is reduced through the use of an allowance account. When a trade receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amount previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in profit or loss.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

(iii)	Derecognition of Financial Assets

The Group derecognizes a financial asset only when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity. If the Group neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred asset, the Group recognizes its retained interest in the asset and an associated liability for amounts it may have to pay. If the

Group retains substantially all the risks and rewards of ownership of a transferred financial asset, the Group continues to recognize the financial asset and also recognizes a collateralised borrowing for the proceeds received.

(iv)	Financial Liabilities and Equity Instruments

Debt and equity instruments are classified as financial liabilities or as equity in accordance with the substance of the contractual arrangement and the definitions of a financial liability and equity instruments.

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Group are recognized at the proceeds received, net of direct issue costs.

Financial liabilities are classified as either financial liabilities “at FVTPL” or “other financial liabilities”.

Other financial liabilities, including borrowings, are initially measured at fair value, net of transaction costs.

Other financial liabilities are subsequently measured at amortized cost using the effective interest method, with interest expense recognized on an effective yield basis.

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability, or (where appropriate) a shorter period, to the net carrying amount on initial recognition.

(v)	Derivative Financial Instruments

Derivatives are initially recognized at fair value at the date the derivative contract is entered into and are subsequently remeasured to their fair value at the end of each reporting period. The resulting gain or loss is recognized in profit or loss immediately unless the derivative is designated and effective as a hedging instrument, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship.

A derivative with a positive fair value is recognized as a financial asset; a derivative with a negative fair value is recognized as a financial liability. A derivative is presented as a non-current asset or a non-current liability if the remaining maturity of the instrument is more than 12 months and it is not expected to be realized or settled within 12 months. Other derivatives are presented as current assets or current liabilities.

(vi)	Derecognition of Financial Liabilities

The Group derecognizes financial liabilities when, and only when, the Group’s obligations are discharged, cancelled or they expired.

3.22	Statement of Cash Flows

The Group adopts the indirect method in the preparation of the statements of cash flows.

Cash and cash equivalents comprise cash and bank balances and other short-term, highly liquid investments that are readily convertible to cash with insignificant risk of changes in value, against which bank overdrafts, if any, are deducted.

3.23	Earnings Per Share

Basic earnings per share are calculated by dividing profit/(loss) attributable to owners of the Company by the weighted average number of ordinary shares outstanding during the years.

4.	CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

In the application of the Group’s accounting policies, which are described in Note 3, the Directors are required to make judgements, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an on-going basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

4.1	Critical Judgements in Applying the Group’s Accounting Policies

In the process of applying the Group’s accounting policies, the Directors are of the opinion that there are no instances of application of judgement which are expected to have a significant effect on the amounts recognized in the consolidated financial statements.

4.2	Key Sources of Estimation Uncertainty

The key assumptions concerning the future and other key sources of estimation uncertainty at the end of the reporting period that have a significant risk of causing a material adjustment to the carrying amount of assets and liabilities of the Group within the next financial year are discussed below.

(i)	Impairment Assessment of Development Expenditure

Included in development expenditure are amounts capitalized for projects but yet to be launched of MYR2,709,620 by the Group (2012: MYR2,722,761; 2011: MYR1,956,387) as disclosed in Note 19. In assessing indicators for impairment, the Directors have considered the cash-generating ability of the related projects, likelihood of commercial launch and the risk of technology obsolescence.

When value in use calculations are undertaken, management must estimate the expected future cash flows from the project or cash generating unit and choose a suitable discount rate in order to calculate the present value of those cash flows. The preparation of the future cash flows involves significant judgement and estimations. While the Group believes that the assumptions used are appropriate and reasonable, significant changes in the assumptions may materially affect the assessment of recoverable amounts and may lead to future impairment charges.

(ii)	Impairment of Goodwill

The Group assesses whether there are any indicators of impairment of goodwill at each reporting date. Goodwill is tested for impairment annually and at other times when such indicators exist. When value in use calculations are undertaken, management estimates the expected future cash flows from the asset or cash generating unit (“CGU”) and chooses a suitable discount rate in order to calculate the present value of those cash flows. While the Group believes that the assumptions are appropriate and reasonable, significant changes in the assumptions may materially affect the assessment or recoverable amounts and may lead to future impairment changes. The carrying amount of goodwill of the Group as at the end of the reporting period is MYR79,723,699 (2012: MYR23,949,626; 2011: MYR6,750,425). Further details are disclosed in Note 20.

(iii)	Fair Value Measurements and Valuation Processes

Some of the Group’s assets and liabilities are measured at fair value for financial reporting purposes. The Board of Directors, with input from management, determines the appropriateness of valuation techniques used and inputs for fair value measurements.

In estimating the fair value of an asset or liability, the Group uses market-observable data to the extent that it is available. Where such data is not available, the Group engages third party qualified valuers to perform the valuation. Management works closely with the qualified external valuers to establish the appropriate valuation techniques and inputs to the model used for fair value measurements. Management reports to the Board of Directors, at least on a quarterly basis, the cause of fluctuations in the fair value of the assets and liabilities impacting the financial statements.

5.	REVENUE

	2011	2012	2013
	MYR	MYR	MYR
MOLPoints	30,707,798	58,217,233	102,533,871
MOLReloads	31,401,756	30,920,461	34,519,939
MOLPay	632,542	2,310,034	9,411,637
MMOG Asia	—	3,584,851	23,719,741
Others	468,152	541,174	1,333,115

	63,210,248	95,573,753	171,518,303

6.	SEGMENT INFORMATION

The Group is organized into business based on its products and services. Information reported to the Chief Operating Decision Maker (CODM), who is the Group’s chief executive officer focuses on the following reportable segments:

a.	MOLPoints, which includes revenue derived from sale of online currency called MOLPoints developed and operated by the Group which can be used to redeem products via online portal and the sale of equivalent game credits. Major products which can be redeemed through MOLPoints are game pins and airtime products electronic pins.

b.	MOLReloads, which includes revenue derived from use of application that facilitates electronic distribution of prepaid airtime and PINs through a terminal-based infrastructure and external prepaid service providers.

c.	MOLPay, which includes revenue derived from provision of an online payment solution that enables e-commerce merchants to collect payments from online buyers securely through physical and online payment channels.

d.	MMOG Asia, which includes revenue derived from sale of virtual goods to customers who through game points can have access to play games in the gaming portal “MMOG Asia.com”.

e.	Others include revenue derived from sale of internet media products and other electronic related services.

The CODM monitors the operating results of its business units separately for the purpose of making decisions about resources allocation and performance assessment. The Group measures consistently the performance of its operating segments by monitoring: segment revenue, segment gross profit, segment profit from operations and segment profit.

Segment revenue by product reported above represents revenue generated from external customers.

The accounting policies of the reportable segments are the same as the Group’s accounting policies described in Note 3.

For the purposes of monitoring segment performance and allocating resources between segments:

•	Segment profit from operations is allocated to reportable segments other than executive director’s remuneration.

•	Segment profit represents profit before tax.

•

All assets are allocated to reportable segments other than amount due from associates and related parties. Assets used jointly by reportable segments are allocated on the basis of the revenues earned by individual reportable segments.

•	All liabilities are allocated to reportable segments other than amount due to associates and related parties.

•	Capital expenditures consist of additions to property and equipment, intangible assets and development expenditure.

The following is an analysis of the Group’s revenue by reportable segments:

December 31, 2011	MOLPoints	MOLReloads	MOLPay	MMOG Asia	Others	Unallocated	Total
	MYR	MYR	MYR	MYR	MYR	MYR	MYR
Segment revenue	30,707,798	31,401,756	632,542	—	468,152	—	63,210,248
Direct cost and other ancillary expenses	(14,874,084)	(16,727,884)	(313,012)	—	(35,617)	—	(31,950,597)

Segment gross profit	15,833,714	14,673,872	319,530	—	432,535	—	31,259,651
Employee expense	(4,545,478)	(4,740,780)	(265,366)	—	(8,880)	(591,648)	(10,152,152)
Depreciation and amortization expenses	(1,872,096)	(1,708,510)	(9,439)	—	(11,047)	—	(3,601,092)
Segment operating expenses	(4,463,954)	(3,611,384)	(87,611)	—	(218,956)	—	(8,381,905)

Segment profit/(loss) from operations	4,952,186	4,613,198	(42,886)	—	193,652	(591,648)	9,124,502
Other income	436,930	254,265	2,977	—	81,179	2,250,000	3,025,351
Finance costs	(1,449,986)	(1,285,837)	—	—	—	—	(2,735,823)
Share of results of associates	996,795	—	—	—	—	—	996,795

Segment profit/(loss)(1)	4,935,925	3,581,626	(39,909)	—	274,831	1,658,352	10,410,825
Segment assets	50,206,954	24,595,702	2,724,114	—	540,975	13,988,935	92,056,680

Segment liabilities	40,857,059	27,682,396	1,264,035	—	177,333	1,167,103	71,147,926

Other segment information
Capital expenditures	2,020,760	1,076,581	100,621	—	6,500	—	3,204,462

(1)	Segment profit represents profit before tax

December 31, 2012	MOLPoints	MOLReloads	MOLPay	MMOG Asia	Others	Unallocated	Total
	MYR	MYR	MYR	MYR	MYR	MYR	MYR
Segment revenue	58,217,233	30,920,461	2,310,034	3,584,851	541,174	—	95,573,753
Direct cost and other ancillary expenses	(27,520,318)	(18,757,674)	(1,504,903)	(196,217)	(242,968)	—	(48,222,080)

Segment gross profit	30,696,915	12,162,787	805,131	3,388,634	298,206	—	47,351,673
Employee expense	(10,703,270)	(3,346,186)	(1,140,515)	(640,762)	(33,535)	(604,119)	(16,468,387)
Depreciation and amortization expenses	(3,381,180)	(1,666,696)	(585,857)	(1,275,216)	(13,970)	—	(6,922,919)
Segment operating expenses	(7,557,293)	(2,775,945)	(461,013)	(184,822)	(42,371)	—	(11,021,444)

Segment profit/(loss) from operations	9,055,172	4,373,960	(1,382,254)	1,287,834	208,330	(604,119)	12,938,923
Other income	667,156	153,280	9,931	20,772	97,686	—	948,825
Non-operating expenses	—	—	—	—	—	(1,570,507)	(1,570,507)
Finance costs	(1,755,919)	(1,130,417)	—	(15,084)	—	—	(2,901,420)
Share of results of associates	—	—	—	(4,876)	—	—	(4,876)

Segment profit/(loss)(1)	7,966,409	3,396,823	(1,372,323)	1,288,646	306,016	(2,174,626)	9,410,945
Segment assets	102,750,902	29,935,934	3,611,229	34,286,086	474,508	3,216,200	174,274,859

Segment liabilities	76,254,057	28,896,422	2,428,141	9,024,796	56,636	17,853,907	134,513,959

Other segment information
Capital expenditures	5,323,194	1,649,540	909,756	903,512	115,086	—	8,901,088

(1)	Segment profit represents profit before tax

December 31, 2013	MOLPoints	MOLReloads	MOLPay	MMOG Asia	Others	Unallocated	Total
	MYR	MYR	MYR	MYR	MYR	MYR	MYR
Segment revenue	102,533,871	34,519,939	9,411,637	23,719,741	1,333,115	—	171,518,303
Direct cost and other ancillary expenses	(46,606,433)	(16,304,084)	(5,716,003)	(1,204,625)	(187,626)	—	(70,018,771)

Segment gross profit	55,927,438	18,215,855	3,695,634	22,515,116	1,145,489	—	101,499,532
Employee expense	(19,905,919)	(4,489,717)	(2,321,333)	(2,923,698)	(293,438)	(1,043,849)	(30,977,954)
Depreciation and amortization expenses	(9,832,427)	(1,133,752)	(650,988)	(8,910,815)	(27,769)	—	(20,555,751)
Segment operating expenses	(15,474,303)	(2,999,183)	(1,222,441)	(4,137,233)	(693,684)	—	(24,526,844)

Segment profit/(loss) from operations	10,714,789	9,593,203	(499,128)	6,543,370	130,598	(1,043,849)	25,438,983
Other income	1,541,060	229,978	26,696	204,305	526,428	—	2,528,467
Non-operating expenses	—	—	—	—	—	(3,039,980)	(3,039,980)
Finance costs	(75,994)	(4,883,308)	—	(126,743)	—	—	(5,086,045)
Share of results of associates	(18,135)	—	—	4,876	—	—	(13,259)

Segment profit/(loss)(1)	12,161,720	4,939,873	(472,432)	6,625,808	657,026	(4,083,829)	19,828,166
Segment assets	192,585,873	28,774,451	27,079,714	31,831,581	1,844,944	801,799	282,918,362

Segment liabilities	85,110,834	86,001,247	6,791,920	8,070,746	1,134,605	30,747,913	217,857,265

Other segment information
Capital expenditures	8,991,303	914,293	34,327	6,206,316	370,044	—	16,516,283

(1)	Segment profit represents profit before tax

Geographical Information

The Group operates in four principal geographical areas.

The following table sets out information about the geographical location of revenue from external customers and information about geographical location of its non-current assets, excluding interests in associates, other investment, development expenditure, intangible assets, deferred tax assets and financial assets. The geographical location of customers is based on the location to which the goods are delivered and services are rendered by the Group.

	Revenue			Segment Non-Current Assets
	2011	2012	2013	2011	2012	2013
	MYR	MYR	MYR	MYR	MYR	MYR
Malaysia	47,006,795	56,377,626	79,458,289	1,470,262	7,140,431	8,147,747
Thailand	—	17,495,393	34,715,256	—	1,756,590	1,777,368
Philippines	14,716,274	18,056,455	19,858,990	630,065	366,669	344,198
Turkey	—	—	23,174,325	—	—	345,110
Others	1,487,179	3,644,279	14,311,443	6,229	72,632	432,757

	63,210,248	95,573,753	171,518,303	2,106,556	9,336,322	11,047,180

Information about major customers

Included in revenues arising from sales of airtime prepaid products (MOLReloads) and MOLPoints are revenues of approximately MYR40,878,319 (2012: MYR35,869,562 and 2011: MYR35,273,844) which arose from sales to the Group’s largest customer/distributor, 7-Eleven Malaysia Sdn Bhd which is a related party. No other single customers contributed 10% or more to the Group’s revenue for 2013, 2012 and 2011.

7.	EMPLOYEE EXPENSE

	2011	2012	2013
	MYR	MYR	MYR
Wages, bonus and salaries	8,135,871	13,496,157	24,637,618
Social security costs	121,308	138,709	901,783
Defined contribution plans	1,130,165	1,582,532	1,875,411
Defined benefit plans (Note 35)	130,230	283,422	116,417
Other personnel related expenses	634,578	967,567	3,446,725

	10,152,152	16,468,387	30,977,954

Included in employee expense of the Group are Directors’ remuneration amounting to MYR2,581,855 (2012: MYR2,431,198; 2011: MYR591,648) as further disclosed in Note 8.

8.	DIRECTORS’ REMUNERATION

	2011	2012	2013
	MYR	MYR	MYR
Executive Directors:
Salaries and other emoluments	510,000	2,221,896	2,281,391
Defined contribution plans	64,440	183,817	293,002
Estimated monetary value of benefits-in-kind (“BIK”)	7,208	5,300	7,462

	581,648	2,411,013	2,581,855
Non-executive Directors:
Fees	10,000	20,185	—

Total Directors’ remuneration	591,648	2,431,198	2,581,855

Total Directors’ remuneration capitalized as development expenditure amounts to MYR28,050 (2012: MYR225,000; 2011:MYR216,000) as further disclosed in Note 19.

9.	DEPRECIATION AND AMORTIZATION EXPENSES

	2011	2012	2013
	MYR	MYR	MYR
Depreciation of property, plant and equipment	1,115,796	1,949,976	3,155,623
Depreciation of investment property	—	13,133	26,306
Amortization of intangible assets	847,589	2,967,628	15,362,949
Amortization of development expenditure	1,637,707	1,992,182	2,010,873

	3,601,092	6,922,919	20,555,751

10.	FINANCE COSTS

	2011	2012	2013
	MYR	MYR	MYR
Interest on:
Revolving credit	2,691,777	2,721,746	4,742,304
Term loans	—	26,773	153,124
Finance lease facilities	44,046	152,901	190,617

	2,735,823	2,901,420	5,086,045

11.	PROFIT BEFORE TAX

Profit before tax has been arrived at after charging/(crediting):

	2011	2012	2013
	MYR	MYR	MYR
Impairment loss on trade receivables (Note 24)	207,347	—	545,747
Impairment loss on other receivables (Note 25)	—	—	7,580
Realized gain/(loss) on foreign exchange	(752,913)	(670,521)	241,241
Loss/(Gain) on disposal of property, plant and equipment	—	(8,369)	697
Inventory written off	—	—	709,515
Intangible assets written off	—	—	70,520
Property, plant and equipment written off	—	—	77,419
Unrealized gain on foreign exchange	—	—	(390,959)
Derivative fair value adjustment	—	—	3,039,980
Effect of remeasurement of equity interest in associates	—	1,570,507	—
Bad debts written off	18,579	—	13,671

12.	INCOME TAX EXPENSE

	2011	2012	2013
	MYR	MYR	MYR
Estimated current tax payable:
Malaysia income tax
- Current year	2,354,210	2,342,804	1,403,126
- Overprovision in prior years	—	(361,735)	(541,686)
Foreign income tax
- Current year	—	1,815,513	3,269,285

	2,354,210	3,796,582	4,130,725

Deferred tax (Note 22):
Current year	(103,882)	(370,633)	(2,975,084)
Over provision in prior years	(9,800)	—	—

	(113,682)	(370,633)	(2,975,084)

Total tax expense	2,240,528	3,425,949	1,155,641

Income tax is calculated at the Malaysian statutory tax rate of 25% (2012: 25%; 2011: 25%) of the estimated taxable profit for the year. Taxation for other jurisdictions is calculated at the rates prevailing in the relevant jurisdictions.

A reconciliation of income tax expense applicable to profit before tax at the applicable statutory income tax rate to income tax expense at the effective income tax rate of the Group is as follows:

	2011	2012	2013
	MYR	MYR	MYR
Profit before tax	10,410,825	9,410,945	19,828,166

Taxation at Malaysian statutory tax rate of 25% (2012 and 2011: 25%)	2,602,706	2,352,736	4,957,042
Tax effects of:
Expenses not deductible for tax purposes(1)	885,560	1,257,832	3,506,954
Different tax rates in other jurisdictions	138,150	463,432	(2,207,867)
Income not subject to tax(2)	(1,321,920)	(1,082,632)	(5,439,339)
Deferred tax assets not recognized	41,056	924,111	802,272
Utilization of deferred tax assets not previously recognized	(95,224)	(127,795)	—
Deferred tax assets recognized	—	—	78,265
Overprovision of tax payable in prior years	—	(361,735)	(541,686)
Overprovision of deferred tax in prior years	(9,800)	—	—

	2,240,528	3,425,949	1,155,641

(1)	included in expenses not deductible for tax expenses mainly comprise of amortization charges that are not allowable for tax deduction.
(2)	Income not subject to tax is mainly derived from the tax incentive granted as disclosed below.

As at December 31, 2013, the Group has tax-exempt profits available for distribution of approximately MYR15,881,490 (2012: MYR15,881,490; 2011: MYR15,881,490), subject to the agreement of the Inland Revenue Board of Malaysia.

One of the subsidiaries has been granted Multimedia Super Corridor Malaysia (“MSC Malaysia”), status by the Minister of Finance Malaysia and the Minister of International Trade and Industry Malaysia, and enjoy certain incentives, including “pioneer status”, which entitles the company to a five-year exemption from Malaysian income tax on income derived from MSC Malaysia-related activities, which is renewable for a second five-year term provided certain conditions are met. The exemption granted to will expire in 2017 and will thereafter be subject to Malaysian income tax.

Additional income taxes that would have been payable without the tax exemption amounted to approximately MYR Nil, MYR Nil and MYR1,118,413 for the years ended December 31, 2011, 2012 and 2013, respectively. Without such exemption, the Group’s basic and diluted net profit per share for the year ended December 31, 2013 would have been decreased by 8.0 sen.

13.	EARNINGS PER SHARE

The earnings and weighted average number of ordinary shares used in the calculation of basic and diluted earnings per share are as follows:

	2011	2012	2013
	MYR	MYR	MYR
Profit for the year attributable to owners of the Company	8,228,492	4,717,192	12,006,984

	2011	2012	2013
Weighted average number of ordinary shares in issue	58,897,320	58,897,320	58,897,320

	2011	2012	2013
Earning per share, basic/diluted (sen)	13.97	8.01	20.39

There are no dilutive instruments outstanding for the years ended December 31, 2011, 2012 and 2013.

For the purpose of calculating earnings per share, the 58,897,320 ordinary shares of the Company issued for the reorganization (see Note 1), which is accounted for using merger accounting, are included in the calculation of the weighted average number of ordinary shares as if they are outstanding from the beginning of the period presented.

14.	PROPERTY, PLANT AND EQUIPMENT

2011	Computer equipment and software	Furniture, fittings and office equipment	Renovation	Motor vehicles	Total
	MYR	MYR	MYR	MYR	MYR
Cost
As of January 1, 2011	5,778,418	1,361,882	433,819	197,184	7,771,303
Additions	290,335	446,104	394,013	117,623	1,248,075
Acquisition of a subsidiary (Note 39)	67,913	—	—	—	67,913

As of December 31, 2011	6,136,666	1,807,986	827,832	314,807	9,087,291

Accumulated depreciation
As of January 1, 2011	4,671,716	657,400	194,440	177,142	5,700,698
Charge for the year
Recognized in profit or loss	545,078	352,796	189,744	28,178	1,115,796
Capitalized in development expenditure (Note 19)	164,241	—	—	—	164,241
	709,319	352,796	189,744	28,177	1,280,037

As of December 31, 2011	5,381,035	1,010,196	384,184	205,320	6,980,735

Net carrying amount
As of December 31, 2011	755,631	797,790	443,648	109,487	2,106,556

2012	Freehold land	Buildings	Computer equipment and software	Furniture, fittings and office equipment	Renovation	Motor vehicles	Total
	MYR	MYR	MYR	MYR	MYR	MYR	MYR
Cost
As of January 1, 2012	—	—	6,136,666	1,807,986	827,832	314,807	9,087,291
Additions	—	531,699	3,644,101	327,545	159,973	217,018	4,880,336
Acquisition of subsidiaries (Note 39)	117,010	875,652	3,096,702	737,997	89,281	933,648	5,850,290
Disposals	—	—	—	—	—	(439,897)	(439,897)
Reclassification	—	—	—	13,929	(13,929)	—	—
Foreign exchange differences	283	(1,397)	6,453	9,072	12,480	3,993	30,884

As of December 31, 2012	117,293	1,405,954	12,883,922	2,896,529	1,075,637	1,029,569	19,408,904

Accumulated depreciation
As of January 1, 2012	—	—	5,381,035	1,010,196	384,184	205,320	6,980,735
Acquisition of subsidiaries (Note 39)	—	172,786	2,485,425	433,957	40,190	469,986	3,602,344
Charge for the year
Recognized in profit or loss	—	70,831	954,436	519,215	290,842	114,652	1,949,976
Capitalized in development expenditure (Note 19)	—	—	164,948	—	—	—	164,948
	—	70,831	1,119,384	519,215	290,842	114,652	2,114,924

Disposals	—	—	—	—	—	(217,592)	(217,592)
Reclassification	—	—	—	1,393	(1,393)	—	—
Foreign exchange differences	—	469	1,791	(830)	9,686	1,150	12,266

As of December 31, 2012	—	244,086	8,987,635	1,963,931	723,509	573,516	12,492,677

Net carrying amount
As of December 31, 2012	117,293	1,161,868	3,896,287	932,598	352,128	456,053	6,916,227

2013	Freehold land	Buildings	Computer equipment and software	Furniture, fittings and office equipment	Renovation	Motor vehicles	Total
	MYR	MYR	MYR	MYR	MYR	MYR	MYR
Cost
As of January 1, 2013	117,293	1,405,954	12,883,922	2,896,529	1,075,637	1,029,569	19,408,904
Additions	—	—	3,553,524	483,942	303,583	390,387	4,731,436
Acquisition of subsidiaries (Note 39)	—	—	302,106	170,675	182,094	—	654,875
Disposals	—	—	(2,678)	—	—	(99,427)	(102,105)
Write-offs	—	—	(2,722,424)	(129,200)	(60,240)	—	(2,911,864)
Foreign exchange differences	1,181	15,361	10,204	(24,515)	(17,179)	536	(14,412)

As of December 31, 2013	118,474	1,421,315	14,024,654	3,397,431	1,483,895	1,321,065	21,766,834

Accumulated depreciation
As of January 1, 2013	—	244,086	8,987,635	1,963,931	723,509	573,516	12,492,677
Acquisition of subsidiaries (Note 39)	—	—	73,895	37,468	32,056	—	143,419
Charge for the year:
Recognized in profit or loss	—	65,790	2,235,240	378,792	264,847	210,954	3,155,623
Capitalized in development expenditure (Note 19)	—	—	198,289	—	—	—	198,289
		65,790	2,433,529	378,792	264,847	210,954	3,353,912
Disposals	—	—	(2,678)	—	—	(9,943)	(12,621)
Write-off	—	—	(2,714,709)	(81,584)	(38,152)	—	(2,834,445)
Foreign exchange differences	—	852	(11,819)	(6,791)	(12,106)	365	(29,499)

As of December 31, 2013	—	310,728	8,765,853	2,291,816	970,154	774,892	13,113,443

Net carrying amount
As of December 31, 2013	118,474	1,110,587	5,258,801	1,105,615	513,741	546,173	8,653,391

During the year, the Group acquired property, plant and equipment with an aggregate cost of MYR1,470,800 (2012: MYR2,160,936; 2011: MYR128,050) by means of finance lease.

Included in property, plant and equipment of the Group are computer equipment and software with net carrying amount of MYR1,681,038 (2012: MYR2,338,805; 2011: MYR347,690) and motor vehicles with a net carrying amount of MYR494,955 (2012: MYR350,764; 2011: MYRNil) held under finance lease arrangements.

As at December 31, 2013, freehold land and buildings of the Group with net carrying amount of MYR1,299,061 (2012:MYR1,279,161; 2011: MYRNil) have been charged as security for the term loan as disclosed in Note 30.

15.	INVESTMENT PROPERTY

	2011	2012	2013
	MYR	MYR	MYR
Cost
As of January 1	—	—	2,452,799
Acquisition of subsidiaries (Note 39)	—	2,452,799	—

As of December 31	—	2,452,799	2,452,799

Accumulated Depreciation
As of January 1	—	—	(32,704)
Acquisition of subsidiaries (Note 39)	—	(19,571)	—
Charge for the year	—	(13,133)	(26,306)

As of December 31	—	(32,704)	(59,010)

Net carrying amount	—	2,420,095	2,393,789

Investment property comprises of a 4-storey terrace shop house situated in Bandar Sri Permaisuri, Kuala Lumpur for the purpose of rental income and capital appreciation.

The fair value of the Group’s investment property is determined to be approximately MYR2,500,000 as at December 31, 2013 (2012: RM2,500,000) by reference to the market indication of transaction prices for similar properties.

The property rental income earned by the Group from its investment property, which is leased out under operating leases, amounted to MYR135,600 (2012: MYR39,137; 2011:Nil). Direct operating expenses arising on the investment property amounted to MYR5,400 (2012: MYR2,700).

The fair value was determined based on the market comparable approach that reflects recent transaction prices for similar properties. In estimating the fair value of the properties, the highest and best use of the properties is their current use. There has been no change of the valuation technique during the year.

The fair value was determined based on the market comparable approach that reflects recent transaction prices for similar properties. In estimating the fair value of the properties, the highest and best use of the properties is their current use. There has been no change of the valuation technique during the year. The fair value is categorized as Level 3 of the fair value hierarchy with no transfer between Levels 1 and 2 during the year.

The investment property has been charged as security for the term loan as disclosed in Note 30.

16.	INVESTMENT IN SUBSIDIARIES

(a)	Acquisition of Subsidiaries

2013

(i)	Acquisition of MOL Turkey Bilgi Sistemleri Yayincilik Gida ve Tekstil San. Tic. A.Ş. (formerly known as Sihirli Kule Bilgi Sistemleri Yayincilik Gida ve Tekstil San. Tic. A.Ş.) (“MOL Turkey”) and Sihirli Kule Bilgi Sistemleri Ltd. (“GameSultan”)

On December 4, 2012, MOLAP, a wholly owned subsidiary of the Company, entered into a Share Sale and Purchase Agreement with certain individuals to acquire 3,502 shares of Turkish Lira (TL) 10 each, representing 70% equity interest in MOL Turkey and 1,680 shares of Euro Dollar (Euro) 10 each, representing 70% in GameSultan, for a total cash purchase consideration of USD13.5 million (equivalent to MYR41,894,437).

The registration of MOLAP ownership of 3,502 shares of TL10 each and 1,680 shares of Euro10 each, representing 70% equity interest in MOL Turkey and 70% equity interest in GameSultan, respectively, was completed with the Companies House and Official Registry on February 7, 2013.

The acquisition of 70% equity interest in both companies was completed on February 19, 2013.

Call options and put options were granted to both MOLAP and the individual shareholders respectively for MOLAP to subscribe up to 30% of the equity of both MOL Turkey and GameSultan. 15% of the options shall be exercised at any time during the period commencing from April 1, 2014 and ending June 30, 2014 and the remaining 15% of the options shall be exercised during the period commencing November 1, 2015 and ending on January 31, 2016. At the date of acquisition, the put options were valued to be MYR23,124,127. Subsequently, fair value of the put options as of December 31, 2013 increased to MYR26,164,107 with a loss recognized in profit or loss amounting to MYR3,039,980. The fair value of the call options was estimated to negligible.

(ii)	Acquisition of Nganluong Joint Stock Company (“Nganluong”)

On December 21, 2012, MOLAP entered into a Share Purchase and Subscription Agreement to invest a total of 50% equity interest in Nganluong Joint Stock Company (“Nganluong”) for a total purchase consideration of Vietnamese Dong (VND) 104,275,000,000 (equivalent to MYR15,641,250) by way of:

1.	acquisition of 20,000 existing ordinary shares of VND10,000 each in Nganluong from the existing shareholder, PeaceSoft Solutions Joint Stock Company, for a cash consideration of VND52,137,500,000 (equivalent to MYR7,820,625); and

2.	subscription of 20,000 new ordinary shares of VND10,000 each in Nganluong for a cash consideration of VND52,137,500,000 (equivalent to MYR7,820,625).

The acquisition was completed on March 1, 2013. With effect from the date of acquisition, MOLAP consolidates its investment in Nganluong upon having the control of the subsidiary in which MOLAP is able to govern the financial and operating policies of Nganluong.

(iii)	Acquisition of MOLCube Sdn Bhd (“MOLC”)

On March 20, 2013, MOLAP entered into a Share Purchase and Subscription Agreement to invest in 70,000 shares RM1 each, which represents 70% equity interest in MOLC for a total purchase consideration of MYR70,000.

On the same date, MOLPay Sdn Bhd, a company which is 51% owned by MOLAP, purchased 30,000 shares RM1 each, which represents 30% equity interest in MOLCube Sdn Bhd for a total purchase consideration of MYR30,000.

The acquisition was completed on April 1, 2013. MOLAP total effective interest in MOLC amounted to 85.30%.

2012

(i)	Acquisition of MOL AccessPortal Pty. Ltd. (formerly known as OCash Pty. Ltd.) (“MOL Australia”)

On June 25, 2012, MOLAP entered into a Subscription cum Shareholders’ Agreement with MOL Australia and the existing sole shareholder of MOL Australia namely, Cyglynx Pty. Ltd. to subscribe for 37,143 new ordinary shares of AUD1.00 each, representing 65% of the enlarged issued and paid-up share capital of MOL Australia, for a total purchase consideration of AUD350,000 (equivalent to MYR1,136,784). The acquisition was completed on July 1, 2012.

(ii)	Acquisition of Rixty, Inc. (“Rixty”)

On September 14, 2012, MOLAP entered into the following agreements:

(i)	Stock Purchase Agreement with Rixty to acquire 4,590,811 common stock for a total purchase consideration of USD2,497,401 (equivalent to MYR7,721,111).

(ii)	Common Stock Subscription Agreement with existing shareholders of Rixty to subscribe 3,033,088 new ordinary shares for a total purchase consideration of USD1,650,000 (equivalent to MYR5,107,099).

Upon the completion of acquisition and subscription, MOLAP held a total number of 7,623,899 common stock, representing 54.2% of issued and paid-up capital of Rixty. The acquisition and subscription was completed on October 31, 2012.

(iii)	Acquisition of Game Box (M) Sdn Bhd (“Game Box”)

On November 1, 2011, MOLAP entered into a Subscription cum Shareholders’ Agreement with the existing shareholders of Game Box to subscribe for 105,000 new ordinary shares of MYR1.00 each, representing 51.2% of the enlarged issued and paid-up ordinary share capital of Game Box, for a total purchase consideration of MYR600,000. The acquisition was completed on January 3, 2012.

(iv)	Acquisition of MyCNX Holdings (M) Sdn Bhd (“MyCNX”)

On November 8, 2012, MOLAP entered into a settlement of Debt Agreement with MOL Global Pte Ltd in which, Cyberventure Sdn Bhd (“CVSB”) transferred its entire 1,599,900 ordinary shares of MYR1.00 each in MyCNX, representing 79.995% of the issued and paid-up ordinary share capital in MyCNX to MOLAP as full and final settlement of the outstanding debts owing by CVSB, amounting to RM27,825,582. The acquisition was completed on November 8, 2012.

2011

(i)	Acquisition of Uniwiz Trade Sales, Inc. (“Uniwiz”)

On January 28, 2011, MOL AccessPortal Inc. a newly incorporated subsidiary company of MOLAP, acquired 100% equity interest in Uniwiz Trade Sales, Inc. (“Uniwiz”). Upon the acquisition, Uniwiz became a subsidiary of MOL AccessPortal Inc. Uniwiz, is incorporated in the Philippines.

(ii)	Acquisition of MOLPay Sdn Bhd (“MOLPay”)

On August 1, 2011, MOLAP acquired 650,249 new ordinary shares of RM1.00 each, representing 51% equity interest in MOLPay (formerly known as Forever Dollars Sdn Bhd) for purchase consideration of RM875,000.

(b)	Associate becomes Subsidiary

Consolidation of MOL AccessPortal Co. Ltd. (“MOL Thailand”)

Before late 2011, MOLAP held 36.3% equity interest in MOL Thailand and accounted for the investment as an associate. With effect from 2012, MOLAP increased its equity interest of MOL Thailand to 49% and became the shareholder with the largest equity interest. As stipulated in the new shareholders agreement, MOLAP has four out of six representatives in the board of directors and obtained control of the subsidiary.

Zest Interactive Co. Ltd. and MOL Solutions Co. Ltd. which are MOL Thailand wholly-owned subsidiaries were effectively consolidated to MOLAP by virtue of MOL Thailand equity interest on these two entities.

(c)	Increase of equity interest in an existing subsidiary

On August 1, 2012, the Company through MOLAP increased its shareholding in MOL AccessPortal Pte. Ltd. from 60,000 shares to 100,000 shares with par value of SGD1 for a total cost of MYR100,420. The effective equity interest increased from 60% to 100%.

The Group aspires to be Asia’s leading e-payment provider and is continually looking for opportunities to expand its distribution and commerce network. The said acquisitions were in line with the Group’s business expansion plan and were undertaken with the objective to enable the Group to expand its distribution and commerce network in Asia.

Details of the Group’s subsidiaries as at the end of the reporting period are as follows:

Name of subsidiary	Principal activities	Country of incorporation	Effective equity interest
			2011	2012	2013
MOL AccessPortal Sdn Bhd	Internet media, e-commerce utilizing internet-connected physical outlets as e-distribution and e-payment centers and provision of e-Solution services	Malaysia	100%	100%	100%
MOL SocialPayments Sdn Bhd	Social network payment aggregator	Malaysia	100%	100%	100%
MOL Online Sdn Bhd	Internet related services	Malaysia	100%	100%	100%
GamesHive Sdn Bhd	Dormant	Malaysia	100%	100%	100%
MOL ManagedServices Sdn Bhd	Dormant	Malaysia	100%	100%	100%
MOLPay Sdn Bhd	Establish, maintain and operate a payment, clearing and settlement system and other computer related activities	Malaysia	51%	51%	51%
MOL Loyalty Sdn Bhd	Information technology, electronic payments, online business services, electronic retail, electronic commerce online distribution, and other computer related activities	Malaysia	75%	75%	75%
MyCNX Holdings (M) Sdn Bhd	Supply of computer games, software and hardware related to information technology	Malaysia	—	79.995%	79.995%
Game Box (M) Sdn Bhd	Wholesale and distribution of computer softwares and computer games	Malaysia	—	51.20%	51.20%
MOLCube Sdn Bhd	Providing mobile payment platform that enables small and medium-sized business to accept credit and debit cards payments using mobile devices	Malaysia	—	—	85.30%
MOL AccessPortal Pte. Ltd.	Internet access providers (including ISPS) and web search portals	Singapore	60%	100%	100%
MOL AccessPortal Pvt. Ltd.	Facilitate the offering of online payment services	India	100%	100%	100%
PT MOL AccessPortal	Distribution of electronic games vouchers	Indonesia	—	100%	100%
MOL AccessPortal Pty Ltd	Internet media, e-commerce utilizing internet connected physical outlet as e-distribution and e-payment centers and the provision or e-solution services	Australia	—	65%	65%
MOL AccessPortal Inc	Operating e-payment systems, provide information technology services, e-solution services, online transaction processing, and other computer related activities	Philippines	100%	100%	100%
MOL AccessPortal Co Ltd	Sales of electronic pins for online games and other related products	Thailand	—	49%	49%
Rixty, Inc	Providing alternative payment system to domestics and international users to spend cash and coins for online games, virtual goods and digital content	United States	—	54.20%	54.20%

Name of subsidiary	Principal activities	Country of incorporation	Effective equity interest
			2011	2012	2013
MOL Turkey Bilgi Sistemleri Yayincilik Gida ve Tekstil San. Tic. A.Ş. (formerly known as Sihirli Kule Bilgi Sistemleri Yayincilik Gida ve Tekstil San. Tic. A.Ş.)	Providing e-payment systems and providing information technology services	Republic of Turkey	—	—	70%
Sihirli Kule Bilgi Sistemleri Ltd.	Providing mobile payment services	Turkish Republic of Northern Cyprus	—	—	70%
Nganluong Joint Stock Company	Operating online payment and escrow platform providers for domestic and cross-border e-commerce	Vietnam	—	—	50%
MOL AccessPortal Co Ltd	Provision of electronic voucher distribution in Taiwan and acting as an importer, exporter, distributor, trader and dealer internet games and online services	Taiwan	—	—	75.01%
MMOG Asia Sdn Bhd	Supply computer games, software and hardware related to information technology	Malaysia	—	79.995%	79.995%
Mitchville International Ltd.	Game publisher	British Virgin Islands (“BVI”)	—	79.995%	—
MMOG Asia (Thailand) Co. Ltd.	Providing services for games online via internet	Thailand	—	39.20%	39.20%
Taiko Galaxy Sdn Bhd	Acts as importer, exporter, distributor, trader of and dealer in internet games, computer software packages, computer peripherals, mobile games and all computer related products that would be related to information technology	Malaysia	—	—	40.80%
Uniwiz Trade Sales, Inc	Distribution solution provider for prepaid services in the Philippines	Philippines	100%	100%	100%
MOLPay Limited, Hong Kong	Establish, maintain and operate a payment, clearing and settlement system and other computer related activities	Hong Kong	—	51%	51%
MOLPay Pte Ltd	Establish, maintain and operate a payment, clearing and settlement system and other computer related activities	Singapore	—	51%	51%

Name of subsidiary	Principal activities	Country of incorporation	Effective equity interest
			2011	2012	2013
Zest Interactive Co Ltd	Sales and distribution of game software, electronic game pin and CDs	Thailand	—	49%	49%
MOL Solutions Co Ltd	Enterprise software design and development	Thailand	—	49%	49%
Rixty Brasil Intermediação e Agenciamento de Negócios Ltda	Providing alternative payment system to domestics and international users to spend cash and coins for online games, virtual goods and digital content	Brazil	—	54.2%	54.2%

Composition of the Group

Information about the composition of the Group at the end of the reporting period is as follows:

Principal activity	Place of incorporation and operation	Number of wholly-owned subsidiaries
		2011	2012	2013
Distribution of electronic games voucher and prepaid pins	Indonesia Philippines	— 1	1 1	1 1
Social network payment	Malaysia	1	1	1
Operating e-payment systems, provide information technology services, e-solution services, and internet related services	Philippines India Malaysia Singapore	1 1 1 1	1 1 1 1	1 1 1 1
Dormant	Malaysia	2	2	2

		8	9	9

Principal activity	Place of incorporation and operation	Number of non-wholly-owned subsidiaries
		2011	2012	2013
Supply of computer games, software and hardware related to information technology	Malaysia Thailand BVI	— — —	3 2 1	4 2 —
Providing mobile payment platform	Malaysia	—	—	1
Information technology, electronic payments, online business services, electronic retail, electronic commerce online distribution, and other computer related activities	Malaysia Australia Hong Kong Singapore USA Brazil Turkey Vietnam	2 — — — — — — —	2 1 1 1 1 1 — —	2 1 1 1 1 1 2 1
Sales of electronic pins for online games and other related products	Thailand Taiwan	— —	1 —	1 1
Enterprise software design and development	Thailand	—	1	1

		2	15	20

Details of non-wholly owned subsidiaries of the Group that have material non-controlling interests:

Name of subsidiaries	Country of incorporation	Equity interest and voting rights held by non-controlling interest			Profit allocated to non- controlling interests			Accumulated non-controlling interests
		2011	2012	2013	2011	2012	2013	2011	2012	2013
		%	%	%	MYR	MYR	MYR	MYR	MYR	MYR
MyCNX	Malaysia	—	20.005	20.005	—	42,660	2,615,782	—	2,320,174	5,714,039
MOL Thailand	Thailand	—	51	51	—	2,369,400	4,504,237	—	5,455,858	10,081,682
GameSultan	Turkish Republic of Northern Cyprus	—	—	30	—	—	1,753,601	—	—	3,558,102
Individually immaterial subsidiaries with non-controlling interests								403,053	7,039,454	11,266,407

								403,053	14,815,486	30,620,230

Summarized financial information in respect of each of the Group’s subsidiaries that has material non-controlling interests is set out below. The summarized financial information below represents amounts before intragroup eliminations.

	MyCNX		GameSultan		MOL Thailand
	2012	2013	2012	2013	2012	2013
	MYR	MYR	MYR	MYR	MYR	MYR
Statement of financial position for the year ended December 31
Current assets	10,000,451	10,141,782	—	15,347,529	5,173,128	29,976,327

Non-current assets	5,168,433	9,491,339	—	14,925	22,545,285	5,129,221

Current liabilities	1,711,045	2,167,222	—	3,502,084	16,204,312	18,571,131

Non-current liabilities	1,857,019	2,271,925	—	30	421,163	292,982

Equity attributable to owners of the Company	11,600,820	15,193,973	—	11,860,340	11,092,938	16,241,435

Statement of profit or loss and other comprehensive income for the year ended December 31
Revenue	19,910,201	23,821,267	—	11,951,096	17,127,761	29,375,019

Total comprehensive income	12,846,379	13,834,043	—	6,535,137	4,835,511	8,831,837

17.	INVESTMENT IN ASSOCIATES

	2011	2012	2013
	MYR	MYR	MYR
At cost
Unquoted shares in Malaysia	30,000	30,000	30,000
Unquoted shares outside Malaysia	3,925,800	175,218	96,235

	3,955,800	205,218	126,235
Share of post acquisition reserves	673,366	(34,876)	(48,135)

	4,629,166	170,342	78,100

The summarized financial information of equity method of the associates is illustrated as below:

	2011	2012	2013
	MYR	MYR	MYR
Statement of financial position
Current assets	13,267,574	758,113	1,094,573
Non-current assets	3,576,218	888,756	954,609
Current liabilities	10,666,928	2,716,140	4,768,160
Non-current liabilities	319,349	—	—

Results
Revenue	6,632,453	7,039	97,534
Profit/(Loss) from operations	1,990,976	(1,132,456)	(1,557,239)
Profit/(Loss) for the year	1,990,976	(1,122,297)	(1,486,129)

Summarized financial information in respect of the Group’s material associate is set out below. The summarized financial information below represents amount shown in the associate’s financial statements prepared in accordance with IFRS:

MOL AccessPortal Co Ltd	2011
MYR
Assets and liabilities
Current assets	13,169,251

Total assets	3,447,178

Current liabilities	10,101,590

Total liabilities	319,349

2011
MYR
Results
Revenue	6,622,383

Profit for the year	2,390,053

Total comprehensive income	2,390,053

Details of the associates are as below:

Name of associate	Principal activities	Financial year end	Country of incorporation	Effective equity interest
				2011	2012	2013
eAuto Sdn Bhd(a)	Provide internet motor based vehicle classified services, transfer of vehicle ownership and motor related internet services activities	December 31	Malaysia	30%	30%	30%
MOL AccessPortal Co Ltd(b)	Sales of electronic pins for online games and other related products	December 31	Thailand	49%	—	—

Associate of MyCNX Holdings (M) Sdn Bhd (“MyCNX”)
MMOG Asia (Thailand) Co. Ltd.(c)	Game operation services and support	December 31	Thailand	—	39.2%	—

Associate of MOL AccessPortal Co. Ltd.
Loyalty In Motion Co. Ltd.(b)	Business consultant	December 31	Thailand	—	12.25%	12.25%

(a)

On June 17, 2011, MOLAP subscribed 30,000 ordinary shares of MYR1 each, representing 30% of the issued and paid up share capital of eAuto Sdn Bhd for a total consideration of MYR30,000 or at an issue price of MYR1 per share.

(b)

On November 7, 2011, MOLAP subscribed for additional 559,600 ordinary shares of Thai Baht (THB) 10 each, representing 16.22% of the enlarged issued and paid up capital of MOL AccessPortal Co. Ltd. and acquired 330,655 ordinary shares of THB10 each, representing 9.59% equity interest in MOL AccessPortal Co. Ltd. to increase MOLAP’s interest in the associate from 36.6% to 49%.

With effect from January 1, 2012, MOLAP consolidates MOL AccessPortal Co. Ltd. (“MOL Thailand”) as a subsidiary upon having the control as mentioned in Note 16 (b).

On January 1, 2012, MOL Thailand jointly invested with other third parties to establish Loyalty In Motion Co. Ltd (“Loyalty”), with a registered capital of THB 3 million. MOLAP holds a 25% interest, equal to 7,500 ordinary shares with a par value of THB 100 each, in Loyalty. Accordingly, Loyalty is considered as an associate of the Group.

(c)

MyCNX held 49% equity interest in MMOG Thai and accounted for the investment as associate. With effect from January 1, 2013, MyCNX, consolidates its investment in MMOG Thai upon having the control of the subsidiary.

18.	OTHER INVESTMENT

	2011	2012	2013
	MYR	MYR	MYR
Unquoted shares	1,235,000	1,235,000	1,235,000
Less: Accumulated impairment loss	(1,234,999)	(1,234,999)	(1,234,999)

	1	1	1

Other investment relates to 180 common shares in EBI Communications, Inc (“EBI”), a company incorporated in Canada, which was impaired due to the continuing losses incurred in previous years.

19.	DEVELOPMENT EXPENDITURE

	2011	2012	2013
	MYR	MYR	MYR
Cost
As of January 1	7,767,068	9,723,455	11,225,803
Acquisition of subsidiaries (Note 39)	—	251,001	—
Capitalized during the year	1,956,387	2,722,761	2,709,620
Written off	—	(1,471,414)	—

As of December 31	9,723,455	11,225,803	13,935,423

Accumulated amortization
As of January 1	4,579,630	6,217,337	6,738,105
Amortization for the year	1,637,707	1,992,182	2,010,873
Written off	—	(1,471,414)	—

As of December 31	6,217,337	6,738,105	8,748,978

Net carrying amount
As of December 31	3,506,118	4,487,698	5,186,445

Included in costs capitalized were the following:

	2011	2012	2013
	MYR	MYR	MYR
Depreciation of computer equipment and software (Note 14)	164,241	164,948	198,289
Salaries paid to directors (Note 8)	216,000	225,000	28,050
Rental of development centre	49,082	49,598	49,598

The development expenditure written off of RM1,471,414 in 2012 was fully amortized.

20.	INTANGIBLE ASSETS

	Goodwill	Software and copyright	Electronic payment system	Exclusive licence and distribution rights of online games and reloads	Intellectual property	Trademark	Total
	MYR	MYR	MYR	MYR	MYR	MYR	MYR
Cost
As of January 1, 2011	—	—	—	3,939,162	12,034,651	—	15,973,813
Additions	—	—	—	—	—	—	—
Acquisition of subsidiaries (Note 39)	6,750,425	—	875,000	—	—	—	7,625,425

As of December 31, 2011	6,750,425	—	875,000	3,939,162	12,034,651	—	23,599,238

Accumulated Amortization
As of January 1, 2011	—	—	—	1,653,934	—	—	1,653,934
Amortization for the year	—	—	—	847,589	—	—	847,589

As of December 31, 2011	—	—	—	2,501,523	—	—	2,501,523

Net carrying amount
As of December 31, 2011	6,750,425	—	875,000	1,437,639	12,034,651	—	21,097,715

	Goodwill	Software and copyright	Electronic payment system	Exclusive licence and distribution rights of online games and reloads	Intellectual property	Trademark	Total
	MYR	MYR	MYR	MYR	MYR	MYR	MYR
Cost
As of January 1, 2012	6,750,425	—	875,000	3,939,162	12,034,651	—	23,599,238
Additions	—	38,520	875,000	384,471	—	—	1,297,991
Acquisition of subsidiaries (Note 39)	16,963,118	93,394	—	26,154,135	46,117	22,279	43,279,043
Foreign exchange difference	236,083	(96)	—	—	(1,240)	(257)	234,490

As of December 31, 2012	23,949,626	131,818	1,750,000	30,477,768	12,079,528	22,022	68,410,762

Accumulated Amortization
As of January 1, 2012	—	—	—	2,501,523	—	—	2,501,523
Acquisition of subsidiaries (Note 39)	—	29,694	—	487,152	—	4,285	521,131
Amortization for the year	—	10,194	826,335	2,129,802	—	1,297	2,967,628
Foreign exchange difference	—	(16)	16	—	—	66	66

As of December 31, 2012	—	39,872	826,351	5,118,477	—	5,648	5,990,348

Net carrying amount
As of December 31, 2012	23,949,626	91,946	923,649	25,359,291	12,079,528	16,374	62,420,414

	Goodwill	Software and copyright	Electronic payment system	Exclusive licence and distribution rights of online games and reloads	Intellectual property	Trademark	Total
	MYR	MYR	MYR	MYR	MYR	MYR	MYR
Cost
As of January 1, 2013	23,949,626	131,818	1,750,000	30,477,768	12,079,528	22,022	68,410,762
Additions	—	—	—	4,296,422	4,778,805	—	9,075,227
Acquisition of subsidiaries (Note 39)	55,774,073	—	—	27,081,406	—	—	82,855,479
Disposals	—	—	—	(170,256)	—	—	(170,256)
Write-off	—	(72,365)	—	—	—	—	(72,365)
Foreign exchange difference	—	1,327	—	46,489	(3,698)	1,688	45,806

As of December 31, 2013	79,723,699	60,780	1,750,000	61,731,829	16,854,635	23,710	160,144,653

Accumulated Amortization
As of January 1, 2013	—	39,872	826,351	5,118,477	—	5,648	5,990,348
Disposals	—	—	—	(95,760)	—	—	(95,760)
Write-off	—	(1,845)	—	—	—	—	(1,845)
Amortization for the year	—	6,230	583,275	14,723,974	42,129	7,341	15,362,949
Foreign exchange difference	—	(26,006)	—	26,248	(950)	431	(277)

As of December 31, 2013	—	18,251	1,409,626	19,772,939	41,179	13,420	21,255,415

Net carrying amount
As of December 31, 2013	79,723,699	42,529	340,374	41,958,890	16,813,456	10,290	138,889,238

Included in the intellectual property is the domain name of MOL.com used by the Group through internet media.

Goodwill on consolidation

	2011	2012	2013
	MYR	MYR	MYR
At beginning of year	—	6,750,425	23,949,626
Acquisition of subsidiaries (Note 39)	6,750,425	16,963,118	55,774,073
Foreign exchange difference	—	236,083	—

	6,750,425	23,949,626	79,723,699

Goodwill acquired is allocated at acquisition to the cash-generating unit (“CGU”) of the Group that is expected to benefit from the business combinations. Before recognition of any impairment losses, the carrying value of goodwill had been allocated to the individual entity of the Group as an independent CGU. The Group’s methodology to test goodwill for impairment is described in Note 4.

(i)	Key assumptions used

The recoverable amount of a CGU is determined based on the higher of fair value less costs to sell and value-in-use. The value-in-use calculations are based on financial budgets approved by management for each of the year presented, covering a 5-year period of each CGU with average discount rate of 14% (2012: 15%; 2011: 10%), reflecting the weighted average cost of capital. The Directors believe that an average growth rate of 66% per annum is reasonable for cash flow projection purposes.

(ii)	Sensitivity analysis

With regard to the assessment of value-in-use and fair value less costs to sell, the Directors believe that no reasonably possible change in any of the above key assumptions would cause the recoverable amounts of the units to be materially below their carrying amounts.

21.	FINANCE LEASE RECEIVABLES

	2011	2012	2013
	MYR	MYR	MYR
Current finance lease receivables	22,216	35,233	65,506
Non-current finance lease receivables	229,809	243,109	506,871

	252,025	278,342	572,377

The Group leases MOLReloads terminals with its pre-installed proprietary software to certain retail outlets for the distribution of prepaid airtime and electronic pins. All leases are denominated in Malaysian Ringgit (“MYR”). The average term of the leases is 6 years.

	2011	2012	2013
	MYR	MYR	MYR
Minimum lease receivables
Not later than 1 year	45,360	129,360	284,760
Later than 1 year and not later than 2 years	45,360	129,360	284,760
Later than 2 years and not later than 5 years	181,440	258,720	643,475
Later than 5 years	—	26,250	72,130

	272,160	543,690	1,285,125
Less: Future finance income	(20,135)	(265,348)	(712,748)

Present value of finance lease assets	252,025	278,342	572,377

	2011	2012	2013
	MYR	MYR	MYR
Present value of finance lease assets:
Not later than 1 year	22,216	35,233	65,506
Later than 1 year and not later than 2 years	31,520	50,063	95,636
Later than 2 years and not later than 5 years	198,289	172,258	347,958
Later than 5 years	—	20,788	63,277

	252,025	278,342	572,377

22.	DEFERRED TAX ASSETS/(LIABILITIES)

The components and movements of deferred tax assets/(liabilities) during the financial year prior to offsetting are as follows:

	2011	2012	2013
	MYR	MYR	MYR
As of January 1	42,503	156,185	(5,645,740)
Acquisition of subsidiaries (Note 39)	—	(6,172,558)	(6,770,352)
Recognized in profit or loss (Note 12)	113,682	370,633	2,975,084
Effect of foreign currency translation	—	—	(14,161)

As of December 31	156,185	(5,645,740)	(9,455,169)

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when the deferred income taxes relate to the same fiscal authority. The net deferred tax assets and liabilities shown on the consolidated statements of financial position after appropriate offsetting are as follows:

	2011	2012	2013
	MYR	MYR	MYR
Deferred tax assets	156,185	220,596	203,300
Deferred tax liabilities	—	(5,866,336)	(9,658,469)

Net	156,185	(5,645,740)	(9,455,169)

23.	INVENTORIES

	2011	2012	2013
	MYR	MYR	MYR
Airtime prepaid electronic pins	7,638,509	12,542,449	11,005,931
Online game pins	9,009,547	10,786,752	12,631,640
Others	—	—	54,960

	16,648,056	23,329,201	23,692,531

The Group recognized an impairment amounted to RM709,515 (2012: RM Nil; 2011 RM Nil) in respect of write-downs of inventory to its net realizable value.

24.	TRADE RECEIVABLES

	2011	2012	2013
	MYR	MYR	MYR
Trade receivables	10,223,958	19,545,316	31,558,106
Amount due from affiliates (Note 26)	6,973,549	6,715,553	3,015,095
Accrued revenue	194,169	299,444	—
Less: Allowance for doubtful debts	(287,347)	(287,347)	(753,094)

	17,104,329	26,272,966	33,820,107

Trade receivables disclosed above are classified as loans and receivables and are therefore measured at amortized cost.

During the financial year, trade receivables of the Group amounting to RM80,000 (2012: RMNil) were written off against the allowance for doubtful debts.

Affiliates companies are companies related to a director of the ultimate holding company, MOL Global Pte Ltd (see Note 26).

Trade receivables of the Group comprise amounts receivable from sales of MOLPoints, airtime prepaid electronic pins and online game pins. The Group’s normal trade credit term is 30 to 60 days (2012: 30 to 60 days; 2011: 30 to 60 days), other credit terms are assessed and approved on a case-to-case basis.

The Group’s historical experience in collection of trade receivables falls within the recorded credit period and management believes that no additional credit risk beyond amount provided for collection losses is inherent in the Group’s trade receivables. The Group does not hold any collateral over these balances.

Trade receivables disclosed above include amounts (see below for aged analysis) that are past due at the end of the reporting period but against which the Group has not recognized an allowance for doubtful debts because there has not been a significant change in credit quality and the amounts are still considered recoverable.

Ageing of trade receivables

	2011	2012	2013
	MYR	MYR	MYR
Neither past due nor impaired	13,652,047	12,377,421	26,611,867
Past due but not impaired:
1 to 30 days	1,230,234	11,192,326	3,109,808
31 to 60 days	436,552	1,177,942	1,514,754
61 to 90 days	2,072,843	1,333,713	801,656
More than 90 days	—	478,911	2,535,116
	3,739,629	14,182,892	7,961,334

	17,391,676	26,560,313	34,573,201
Impaired	(287,347)	(287,347)	(753,094)

	17,104,329	26,272,966	33,820,107

Receivables that are neither past due nor impaired

Trade receivables that are neither past due nor impaired are creditworthy debtors with good payment record with the Group.

Receivables that are past due but not impaired

Trade receivables that are past due but not impaired are mainly customers who have never defaulted on payments but are slow paymasters hence, are periodically monitored.

Receivables that are impaired

Trade receivables that were impaired at the reporting date and the movement of the allowance accounts used to record the impairment are as follows:

	2011	2012	2013
	MYR	MYR	MYR
As of January 1	115,900	287,347	287,347
Add: Impairment loss (Note 11)	207,347	—	545,747
Less: Written off	(35,900)	—	(80,000)

As of December 31	287,347	287,347	753,094

In determining the recoverability of the trade receivable, the Group considers any change in the credit quality of the trade receivables from the date credit was initially granted up to the reporting date. The concentration of credit risk is limited due to the customer base being large and unrelated. Accordingly, the Directors believe that there is no further credit provision required in excess of the allowance for doubtful debts.

The Group has recognized an allowance for doubtful debts of 100% against all receivables over 1 year because historical experience has been that receivables that are past due beyond 1 year are not recoverable. Allowances for doubtful debts are recognized against trade receivables between 60 days and 360 days based on estimated irrecoverable amounts determined by reference to past default experience of the counterparty and an analysis of the counterparty’s current financial position.

The amount due from an affiliate company is earmarked to repay short term borrowings as disclosed in Note 30.

25.	OTHER RECEIVABLES, DEPOSITS AND PREPAID EXPENSES

	2011	2012	2013
	MYR	MYR	MYR
Other receivables	424,328	4,494,428	5,445,640
Less: Allowance for doubtful debts	—	—	(7,580)

	424,328	4,494,428	5,438,060
Prepaid expenses	2,830,684	3,728,335	5,222,381
Other deposits	685,886	1,121,571	3,149,861
Advances for online games	2,463,697	453,984	198,884

	6,404,595	9,798,318	14,009,186

26.	RELATED PARTY TRANSACTIONS

As mentioned in Note 1, MOL Global Pte Ltd, a company incorporated in Singapore, swapped its 83,437,870 shares in MOLAP in exchange for 50,062,722 shares of MOL Global, Inc. Accordingly, MOL Global Pte Ltd, remains the controlling party before and after the reorganization.

In addition to the related party information disclosed elsewhere in the consolidated financial statements, the details of related parties and their relationship with the Company and its subsidiaries are as follows:

Name of related parties	Relationship
eAuto Sdn Bhd	Associate of the Company
7-Eleven Malaysia Sdn Bhd – CEPP	Affiliate of the Company
Convenience Shopping (Sabah) Sdn Bhd – CEPP	Affiliate of the Company
Securexpress Services Sdn Bhd	Affiliate of the Company
U Mobile Sdn Bhd	Affiliate of the Company
Berjaya Hospitality Services Sdn Bhd	Affiliate of the Company
BLoyalty Sdn Bhd	Affiliate of the Company
Berjaya Roasters (M) Sdn Bhd	Affiliate of the Company
Berjaya Pizza Company Sdn Bhd	Affiliate of the Company
Berjaya Starbucks Coffee Company	Affiliate of the Company
Berjaya Sompo Insurance Berhad	Affiliate of the Company
Berjaya Times Square Sdn Bhd	Affiliate of the Company
Berjaya Corporation Berhad	Affiliate of the Company
Berjaya Eden Park London Hotel	Affiliate of the Company
Perdana Hotel Philippines Inc	Affiliate of the Company
Singer (Malaysia) Sdn Bhd	Affiliate of the Company
Sports Toto Fitness Sdn Bhd	Affiliate of the Company
Prime Credit Leasing Sdn Bhd	Affiliate of the Company
MOL Global Pte Ltd	Affiliate of the Company
Seagamer Mall Sdn Bhd	Affiliate of the Company
BTS Car Park Sdn Bhd	Affiliate of the Company
Berjaya Langkawi Beach Resort Sdn Bhd	Affiliate of the Company
Berjaya Higher Education Sdn Bhd	Affiliate of the Company
Berjaya Waterfront Sdn Bhd	Affiliate of the Company
MSC Cyberport Sdn Bhd	Affiliate of the Company
Juniasia Cyberport Sdn Bhd	Affiliate of the Company
TConnect Cyberport Sdn Bhd	Affiliate of the Company
Cyberventures Sdn Bhd	Affiliate of the Company
Cyberport Holdings (M) Sdn Bhd	Affiliate of the Company
MOL Properties Sdn Bhd	Other related parties

Name of related parties	Relationship
Friendster (S.E.Asia) Pte Ltd	Other related parties
Friendster iCafe Sdn Bhd	Other related parties
Friendster Sdn Bhd	Other related parties
Kakao Malaysia Sdn Bhd	Other related parties
Friendster Philippines, Inc	Other related parties

Amount due from/(to) associates, which arose mainly from trade transactions and expenses paid by the associates on behalf of the Company, is unsecured, interest-free and repayable on demand.

Amount due from affiliates, which arose mainly from trade transactions, is unsecured, interest-free and repayable on demand.

Amount due from/(to) other related parties, which arose mainly from advances, trade transactions and expenses paid on behalf, is unsecured, interest-free and repayable on demand.

26.1	Amount due from/(to) associates

	2011	2012	2013
	MYR	MYR	MYR
Current:
Trade amount due from associates	1,164,615	—	216,848
Outstanding balances receivables for operating transactions	—	1,208,124	—

	1,164,615	1,208,124	216,848

Current:
Outstanding balances payable for operating transactions	(9,068)	—	—

26.2	Amount due from affiliates

	2011	2012	2013
	MYR	MYR	MYR
Current:
Trade amount due from affiliate (Note 24)	6,973,549	6,715,553	3,015,095

26.3	Amount due from/(to) other related parties

	2011	2012	2013
	MYR	MYR	MYR
Current:
Trade amount due from other related parties	867,857	793,263	85,515
Outstanding balances receivable for operating transactions	11,956,463	1,214,813	499,436

	12,824,320	2,008,076	584,951

Trade amount due to other related parties	—	(995,276)	(1,234,971)
Outstanding balances payable for operating and financing transactions	(1,158,035)	(16,858,631)	(29,512,942)

	(1,158,035)	(17,853,907)	(30,747,913)

The related party transactions described above were carried out based on negotiated terms and conditions and mutually agreed with the respective related parties.

26.4	Significant Related Party Transactions

	2011	2012	2013
	MYR	MYR	MYR
Commission paid to affiliates	17,964,854	18,977,202	20,053,895
Purchase from affiliates	62,510	198,340	440,390
Sales of goods to other related parties	122,740	956,525	5,025,319
Interest expense paid to affiliates	43,662	102,768	134,283
Rental expense paid to affiliates	682,163	679,962	709,834
IT consultancy fees paid to other related parties	—	—	504,804
Travelling expenses received from other related parties	—	—	264,611
Rental expenses paid to other related parties	74,231	104,460	107,439
Transactions fees received from affiliates	286,008	1,223,726	2,551,925
Advertisement fees paid to affiliates	33,665	24,500	28,000
Sales from services provided to other related parties	100,000	70,000	80,000
Contact centre services charges paid to affiliates	360,000	360,000	360,000
Payment channel services charges to other related parties	—	—	24,147
Maintenance supports charges to:
Associate	—	—	216,848
Other related parties	—	—	44,420
Terminal rental income received from affiliates	165,000	360,000	435,285
Commission paid to other related parties	—	833,493	4,630,009
Purchases from other related parties	—	647,327	4,997,056
Advertisement income received from affiliates	324,303	—	—
Equipment rental income received from affiliate	91,173	128,105	288,323
Purchase of products and services	200,000	400,000	200,000

The related parties transactions described above were carried out based on negotiated terms and conditions and mutually agreed with respective related parties.

Affiliates companies are companies related to a shareholder of the ultimate holding company, MOL Global Pte Ltd

26.5	Compensation of Key Management Personnel

The members of key management personnel of the Group comprise Directors of the Group. Details on the compensation for these key management personnel are disclosed in Note 8.

27.	CASH AND BANK BALANCES

	2011	2012	2013
	MYR	MYR	MYR
Cash at banks and on hand	5,319,546	29,304,840	38,133,264
Deposits and placement with licensed banks	90,022	2,781,451	11,596,224

	5,409,568	32,086,291	49,729,488

Restricted cash	753,431	2,552,389	4,832,435

Cash at bank earns interest at floating rates based on daily bank deposit rates. The deposits and placement with licensed banks are made for varying periods of between one day and 3 months, depending on the immediate cash requirements of the Group, and earn interest at 2.80% (2012: 2.80%; 2011: 2.80%) per annum.

Restricted cash at bank represents an amount under escrow which is required to be at minimum of 1.0 times of value or ratio of 1:1 of unutilized MOLPoints in compliance with the Guideline on Electronic

Money issued by Bank Negara Malaysia to be deposited and managed separately from the Group’s working capital funds at the end of each month. However, the Group maintains the escrow amount at 1.2 times of value or ratio of 1:1.2 of unutilized MOLPoints.

28.	SHARE CAPITAL

	2011	2012	2013
	MYR	MYR	MYR
Authorized:
1,000,000,000 ordinary shares of USD1 (MYR3.2965) each	3,296,500,000	3,296,500,000	3,296,500,000

Issued, fully paid and outstanding	9,816,220	9,816,220	9,816,220

29.	RESERVES

	2011	2012	2013
	MYR	MYR	MYR
Non-distributable:
Share premium [Note (a)]	2,954,189	2,954,189	2,954,189
Foreign currency translation reserve [Note (b)]	180,430	148,395	(2,474,580)
Distributable:
Retained earnings	7,554,862	12,026,610	24,145,038

	10,689,481	15,129,194	24,624,647

(a)	Share premium

Share premium arose from the premium on the issuance of new ordinary shares.

(b)	Foreign currency translation reserve

Foreign currency translation reserve represents exchange differences arising from the translation of the financial statements of foreign operations whose functional currencies are different from that of the Group’s presentation currency.

30.	BORROWINGS

	2011	2012	2013
	MYR	MYR	MYR
Non-current – at amortized costs:
Secured
Term loans (i)	—	2,124,954	1,938,845
Finance lease payables (Note 31)	186,690	1,627,746	1,445,027

	186,690	3,752,700	3,383,872

	2011	2012	2013
	MYR	MYR	MYR
Current – at amortized costs:
Secured
Term loans (i)	—	522,440	206,340
Revolving credit (ii)	40,000,000	50,184,596	68,000,000
Finance lease payables (Note 31)	183,613	982,885	1,424,654

	40,183,613	51,689,921	69,630,994

(i)	Term loans

The term loans are repayable by instalments of varying amounts over the following periods:

	2011	2012	2013
	MYR	MYR	MYR
Current
Not later than 1 year	—	522,440	206,340

Non-current
Later than 1 year and not later than 2 years	—	380,430	135,768
Later than 2 years and not later than 5 years	—	1,744,524	425,507
Later than 5 years	—	—	1,377,570

	—	2,124,954	1,938,845

In 2012, Zest Interactive Co. Ltd., a subsidiary of MOL AccessPortal Co. Ltd. obtained a term loan from a local commercial bank in Thailand for the purchase of land and building with interest at 7.63% (2012: 7.63% to 7.88%; 2011: Nil) per annum. The loans are secured by mortgage of the land and building of which net carrying amount as at December 31, 2013 is MYR1,299,061 (2012: MYR1,279,161; 2011: Nil) as disclosed in Note 14.

Also in 2012, MyCNX Holdings (M) Sdn Bhd had entered into a loan agreement with a local commercial bank in Malaysia to obtain financing for the purchase of commercial building. As at December 31, 2013, the investment property with net carrying amount amounting to MYR2,393,789 (2012: MYR2,420,095; 2011: Nil) is partially financed by this term loan amounting to MYR1,800,000 with interest rate of Base Lending Rate (“BLR”) of 2.10% per annum. The loans are secured by mortgage of the investment property as disclosed in Note 15.

(ii)	Revolving credit

Revolving credit facility of the Group with Malaysia Debt Ventures Berhad bears interest at 7.25% (2012: 7.25%; 2011: 7.00%) per annum and has an expiry date on December 16, 2015.

The revolving credit is secured by way of personal guarantee of two shareholders, corporate guarantee from a related party, a fixed and floating charge over all present and future assets and undertakings of the Group.

31.	HIRE-PURCHASE AND FINANCE LEASE PAYABLES

	2011	2012	2013
	MYR	MYR	MYR
Future minimum lease payments:
Not later than 1 year	214,119	1,138,644	1,588,872
Later than 1 year and not later than 2 years	189,001	1,055,076	1,109,592
Later than 2 years and not later than 5 years	—	672,761	411,172

Total future minimum lease payments	403,120	2,866,481	3,109,636
Less: Future finance charges	(32,817)	(255,850)	(239,955)

Present value of finance lease payables	370,303	2,610,631	2,869,681

Present value of finance lease payables:
Not later than 1 year	183,613	982,885	1,424,654
Later than 1 year and not later than 2 years	186,690	975,732	1,046,826
Later than 2 years and not later than 5 years	—	652,014	398,201

Present value of finance lease payables	370,303	2,610,631	2,869,681
Less: Amount due within 12 months	(183,613)	(982,885)	(1,424,654)

Amount due after 12 months	186,690	1,627,746	1,445,027

The finance lease payables of the Group bear interest at rates ranging from 2.59% to 5.00% (2012: 2.59% to 5.00%; 2011: 3.95% to 6.75%) per annum at the end of the reporting period.

32.	TRADE PAYABLES

The normal trade credit terms granted to the Group by trade creditors range from 30 to 60 days (2012: 30 to 60 days; 2011: 30 to 60 days).

Included in trade payables are amounts MYR6,637,159 (2012: MYR4,577,815; and 2011: MYR4,909,183) being accrued purchases.

33.	OTHER PAYABLES AND ACCRUED EXPENSES

	2011	2012	2013
	MYR	MYR	MYR
Other payables	4,951,020	8,183,962	8,940,320
Accrued expenses	2,080,406	1,318,342	2,379,557
Promissory notes	—	2,748,115	2,748,115
Deposit received	2,558,787	2,965,708	4,513,074
Customer’s account balances	—	—	3,710,540

	9,590,213	15,216,127	22,291,606

34.	DERIVATIVE FINANCIAL LIABILITIES

Derivative financial liabilities of the Group represent fair value of the put options as disclosed in Note 16(a). The fair values of the Group’s derivative financial liabilities were estimated at the issuance date and are revalued at each reporting date, using the Monte Carlo simulation method.

35.	PENSION LIABILITY

The Group has a funded, non-contributory defined benefit and actuarially computed pension plan, covering substantially all permanent employees of one of its subsidiaries. The defined benefit plans are administered by an Investment Manager and/or Trustee bank.

The most recent actuarial valuation of the plan assets and the present value of the defined benefit obligation were carried out at December 31, 2013. The present value of the defined benefit obligation, and the related current year service cost and past service cost, were measured using the projected unit credit method.

The principal assumptions used for the purposes of the actuarial valuations were as follows:

	Valuation at December 31
	2011	2012	2013
Discount rate	7.0%	6.2%	4.5%
Expected rate of salary increase	7.0%	7.0%	4.0%

Amounts recognized in profit or loss and other comprehensive income in respect of this defined benefit plan are as follows:

	2011	2012	2013
	MYR	MYR	MYR
Current service cost	130,230	274,148	90,400
Net interest cost on defined benefit obligation	—	9,274	26,017

Component of defined benefit costs recognized in profit or loss	130,230	283,422	116,417

Remeasurement on the net defined benefit liability:

	2011	2012	2013
	MYR	MYR	MYR
Actuarial gain (loss) due to:
Change in financial assumptions	—	—	82,050
Experience adjustments	—	—	66,260
Changes in demographic assumptions	—	—	13,565
Remeasurement loss on plan assets	—	—	(2,670)

Components of defined benefit cost recognized in other comprehensive income	—	—	159,205

The amount included in the consolidated statements of financial position arising from the Group’s obligation in respect of its defined benefit plans is as follows:

	2011	2012	2013
	MYR	MYR	MYR
Present value of defined benefit obligation	(130,230)	(423,135)	(374,116)
Fair value of plan assets	—	—	279,480

Pension liability	(130,230)	(423,135)	(94,636)

Movements in the present value of the defined benefit obligation in the current year were as follows:

	2011	2012	2013
	MYR	MYR	MYR
Present value of defined benefit obligation:
At beginning of year	—	(130,230)	(423,135)
Current service cost	(130,230)	(274,148)	(90,400)
Interest cost	—	(9,274)	(26,017)
Actuarial loss (gain) due to:
Changes in financial assumptions	—	(45,413)	82,050
Experience adjustments	—	35,930	66,260
Foreign exchange differences	—	—	3,561
Changes in demographic Assumptions	—	—	13,565

At end of year	(130,230)	(423,135)	(374,116)

Fair value of plan assets:
Contributions made	—	—	282,150
Actuarial loss on plan assets	—	—	(2,670)

At end of year	—	—	279,480

The distribution of plan assets as of December 31, is as follows:

	2011	2012	2013
	MYR	MYR	MYR
Cash and cash equivalents	—	—	3.30%
Investments in:
Government securities	—	—	95.93%
Accrued interest receivable	—	—	0.78%
Trust fee payables	—	—	(0.01%)

At end of year	—	—	100.00%

The carrying amounts disclosed above reasonably approximate fair values at each financial year-end. The funding was made only during 2013 hence the actual return on plan assets amounted to nil.

Sensitivity analysis that has been determined based on reasonably possible changes of each significant assumption on the retirement benefit obligation as of the end of reporting period, assuming all other assumptions were held constant.

		Defined benefit obligation
		MYR
Discount rate	-1.00%	56,729
Salary rate	+1.00%	56,426

36.	CASH AND CASH EQUIVALENTS

Cash and cash equivalents included in the statements of cash flows comprise the following amounts in the statements of financial position:

	2011	2012	2013
	MYR	MYR	MYR
Cash and bank balances	5,319,546	29,304,840	38,133,264
Deposits and placement with licensed bank	90,022	2,781,451	11,596,224

Total	5,409,568	32,086,291	49,729,488

37.	DEFERRED REVENUE

Deferred revenue represents MOLPoints that have been sold but not redeemed as at the end of the reporting period.

38.	OPERATING LEASE COMMITMENT

The Group has entered into non-cancellable operating lease agreements for the use of office buildings.

The future aggregate minimum lease payments under non-cancellable operating leases contracted for as of the reporting date but not recognized as liabilities are as follows:

	2011	2012	2013
	MYR	MYR	MYR
Future minimum lease payments:
Not later than 1 year	857,131	1,552,738	2,549,304
Later than 1 year and not later than 5 years	1,006,980	887,336	2,349,850

	1,864,111	2,440,074	4,899,154

39.	BUSINESS COMBINATIONS

39.1	Acquisitions of subsidiaries

As disclosed in Note 16 to the consolidated financial statements, the subsidiaries acquired by the Group during the financial year ended December 31, 2011, 2012 and 2013 are as follows:

Name of Subsidiaries	Date of Acquisition	Effective Equity Interest	Purchase Consideration
			MYR
2011
Uniwiz Trade Sales, Inc (“Uniwiz”)	01.01.2012	100%	6,960,607
MOLPay Sdn Bhd (“MOLPay”)	01.08.2011	51%	875,000

			7,835,607

Name of Subsidiaries	Date of Acquisition	Effective Equity Interest	Purchase Consideration
			MYR
2012
MOL AccessPortal Co., Ltd. (“MOL Thailand”)	01.01.2012	51.00%	3,925,800
Game Box (M) Sdn. Bhd. (“Game Box”)	03.01.2012	51.20%	600,000
MOL AccessPortal Pty. Ltd. (“MOL Australia”)	01.06.2012	65.00%	1,136,784
Rixty, Inc (“Rixty”)	14.09.2012	54.20%	12,828,210
MyCNX Holdings (M) Sdn. Bhd. (“MyCNX”)	20.10.2012	79.99%	27,825,582

			46,316,376

Name of Subsidiaries	Date of Acquisition	Effective Equity Interest	Purchase Consideration
			MYR
2013
MOL Turkey and GameSultan	19.02.2013	70.00%	65,018,564
Nganluong	01.03.2013	50.00%	15,641,250
MOLCube	01.04.2013	85.30%	100,000
MMOG Thai	01.01.2013	49.00%	49,000

			80,808,814

39.2	Considerations transferred and goodwill arising on acquisitions

2011	Uniwiz	MOLPay	Total
	MYR	MYR	MYR
Cash paid	6,960,607	250,250	7,210,857
Non-cash considerations	—	624,750	624,750

Total purchase considerations	6,960,607	875,000	7,835,607
Non-controlling interests	—	624,750	624,750
Fair value of identifiable net assets acquired (Note 39.3)	(210,182)	(1,499,750)	(1,709,932)

Goodwill arising on acquisitions (Note 20)	6,750,425	—	6,750,425

2012	MOL Thailand	Game Box	MOL Australia	Rixty	MyCNX	Total
	MYR	MYR	MYR	MYR	MYR	MYR
Cash paid	—	600,000	1,136,784	10,080,096	—	11,816,880
Non-cash considerations	3,925,800	—	—	2,748,114	27,825,582	34,499,496

Total purchase considerations	3,925,800	600,000	1,136,784	12,828,210	27,825,582	46,316,376
Non-controlling interests	3,894,551	524,139	530,360	2,615,347	5,734,888	13,299,285
Fair value of identifiable net assets acquired (Note 39.3)	(5,942,626)	(1,074,055)	(1,258,220)	(5,710,364)	(28,667,278)	(42,652,543)

Goodwill arising on acquisitions (Note 20)	1,877,725	50,084	408,924	9,733,193	4,893,192	16,963,118

2013	MOL Turkey and GameSultan	Nganluong	MOLCube	MMOG Thai	Total
	MYR	MYR	MYR	MYR	MYR
Cash paid	41,894,437	15,641,250	100,000	—	57,635,687
Non-cash considerations	23,124,127	—	—	49,000	23,173,127

Total purchase considerations	65,018,564	15,641,250	100,000	49,000	80,808,814
Non-controlling interests	8,500,537	5,224,888	(12,706)	40,934	13,753,653
Fair value of identifiable net (assets)/ liabilities acquired (Note 39.3)	(28,335,119)	(10,449,776)	86,435	(89,934)	(38,788,394)

Goodwill arising on acquisitions (Note 20)	45,183,982	10,416,362	173,729	—	55,774,073

The interest of a non-controlling shareholders recognized at the acquisition date was measured at the non-controlling interests’ proportionate share of the fair value of the acquirees’ identifiable net assets.

Goodwill arose in the acquisitions of these subsidiaries because the cost of combination included a control premium. In addition, the consideration paid for the combination effectively included amounts in relation to the benefit of expected synergies, revenue growth, future market development and the assembled workforce of these subsidiaries. These benefits are not separately recognized from goodwill because they do not meet the recognition criteria for identifiable intangible assets.

39.3	Fair value of assets acquired and liabilities assumed at the date of acquisitions

2011	Uniwiz	MOLPay	Total
	MYR	MYR	MYR
Non-current assets
Property, plant and equipment	67,913	—	67,913
Intangible assets	—	875,000	875,000
Current assets
Inventories	1,936,041	—	1,936,041
Trade receivables	855,005	—	855,005
Other receivables, deposits and prepaid expenses	169,119	624,750	793,869
Cash and bank balances	598,642	—	598,642
Current liabilities
Trade payables	(722,890)	—	(722,890)
Other payables and accrued expenses	(2,612,237)	—	(2,612,237)
Current tax liabilities	(81,411)	—	(81,411)

Net identifiable assets	210,182	1,499,750	1,709,932

2012	MOL Thailand	Game Box	MOL Australia	Rixty	MyCNX	Total
	MYR	MYR	MYR	MYR	MYR	MYR
Non-current assets
Property, plant and equipment	1,474,878	106,117	—	12,062	654,889	2,247,946
Investment property	—	—	—	—	2,433,228	2,433,228
Development expenditure	—	—	—	—	251,001	251,001
Intangible assets	1,714,395	—	46,117	17,994	24,016,288	25,794,794
Current assets
Inventories	1,681,812	1,043,402	23,352	204,520	—	2,953,086
Trade receivables	5,364,913	729,773	9,752	590,145	7,862,185	14,556,768
Other receivables, deposits and prepaid expenses	449,424	20,255	959,409	817,843	468,012	2,714,943
Cash and bank balances	5,899,283	811,826	222,722	7,938,207	1,553,024	16,425,062
Non-current liabilities
Borrowings	(321,755)	—	—	(2,379,171)	(1,980,500)	(4,681,426)
Deferred tax liabilities	(412,674)	—	—	—	(5,759,884)	(6,172,558)
Current liabilities
Trade payables	(8,281,680)	(1,030,774)	—	—	(725,039)	(10,037,493)
Other payables and accrued expenses	(1,039,942)	(276,244)	—	(839,598)	(105,926)	(2,261,710)
Borrowings	(186,223)	(217,083)	(3,132)	(651,638)	—	(1,058,076)
Current tax liabilities	(399,805)	(113,217)	—	—	—	(513,022)

Net identifiable assets	5,942,626	1,074,055	1,258,220	5,710,364	28,667,278	42,652,543

2013	MOL Turkey and GameSultan	Nganluong	MOLCube	MMOG Thai	Total
	MYR	MYR	MYR	MYR	MYR
Non-current assets
Property, plant and equipment	255,991	160,404	34,028	61,033	511,456
Intangible assets	27,081,406	—	—	—	27,081,406
Current assets
Inventories	2,327,726	—	—	—	2,327,726
Trade receivables	10,588,378	796,238	—	—	11,384,616
Other receivables, deposits and prepaid expenses	373,678	1,727,032	19,999	168,216	2,288,925
Cash and bank balances	2,278,259	10,925,089	25,932	2,536	13,231,816
Non-current liabilities
Deferred tax liabilities	(6,770,352)	—	—	—	(6,770,352)
Current liabilities
Trade payables	(5,795,240)	(132)	—	—	(5,795,372)
Other payables and accrued expenses	(1,635,916)	(3,158,855)	(166,394)	(141,851)	(5,103,016)
Tax liabilities	(368,811)	—	—	—	(368,811)

Net identifiable assets	28,335,119	10,449,776	(86,435)	89,934	38,788,394

39.4	Net cash outflow on acquisitions of subsidiaries

2011	Uniwiz	MOLPay	Total
	MYR	MYR	MYR
Considerations paid in cash	(6,960,607)	(250,250)	(7,210,857)
Cash and cash equivalents acquired	598,642	—	598,642

Net cash inflow/(outflow) on acquisitions	(6,361,965)	(250,250)	(6,612,215)

2012	MOL Thailand	Game Box	MOL Australia	Rixty	MyCNX	Total
	MYR	MYR	MYR	MYR	MYR	MYR
Considerations paid in cash	—	(600,000)	(1,136,784)	(10,080,096)	—	(11,816,880)
Cash and cash equivalents acquired	5,899,283	811,826	222,722	7,938,207	1,553,024	16,425,062

Net cash inflow/(outflow) on acquisitions	5,899,283	211,826	(914,062)	(2,141,889)	1,553,024	4,608,182

2013	MOL Turkey and GameSultan	Nganluong	MOLCube	MMOG Thai	Total
	MYR	MYR	MYR	MYR	MYR
Considerations paid in cash	(41,894,437)	(15,641,250)	(100,000)	—	(57,635,687)
Cash and cash equivalents acquired	2,278,259	10,925,089	25,932	2,536	13,231,816

Net cash inflow/(outflow) on acquisitions	(39,616,178)	(4,716,161)	(74,068)	2,536	(44,403,871)

39.5	Impact of acquisitions on the results of the Group

The acquired subsidiaries have contributed the following results to the Group during the financial year:

2011	Uniwiz	MOLPay
	MYR	MYR
Group
Revenue	14,716,274	632,542
Profit/(Loss) for the year	601,920	(39,909)

2012	MOL Thailand	Game Box	MOL Australia	Rixty	MyCNX
	MYR	MYR	MYR	MYR	MYR
Group
Revenue	17,127,761	1,070,172	26,346	457,648	3,839,712
Profit/(Loss) for the year	4,835,511	226,950	(264,742)	(1,139,682)	2,213,191

2013	MOL Turkey	GameSultan	Nganluong	MOLCube	MMOG Thai
	MYR	MYR	MYR	MYR	MYR
Revenue	13,021,563	10,154,095	7,062,561	—	261,603
Profit/(Loss) for the year	1,218,615	5,845,338	658,384	(425,363)	(239,731)

If the acquisitions had occurred on January 1, 2011, the Group’s results for the current financial year would have been as follows:

Group	Uniwiz	MOLPay
	MYR	MYR
Revenue	63,210,248	63,210,248
Profit/(Loss) for the year	8,170,297	8,170,297

If the acquisitions had occurred on January 1, 2012, the Group’s results for the current financial year would have been as follows:

Group	MOL Thailand	Game Box	MOL Australia	Rixty	MyCNX
	MYR	MYR	MYR	MYR	MYR
Revenue	95,573,753	95,573,753	95,580,102	96,308,340	111,644,242
Profit/(Loss) for the year	5,984,996	5,984,996	5,902,371	4,659,853	10,555,149

If the acquisitions had occurred on January 1, 2013, the Group’s results for the current financial year would have been as follows:

	MOL Turkey	GameSultan	Nganluong	MOLCube	MMOG Thai
	MYR	MYR	MYR	MYR	MYR
Group
Revenue	173,754,280	173,315,304	172,559,653	171,518,303	171,518,303
Profit/(Loss) for the year	18,076,870	19,295,456	18,640,597	18,557,526	18,672,525

40.	FINANCIAL INSTRUMENTS

40.1	Capital Risk Management

The Group manages its capital to ensure that entities in the Group will be able to continue as a going concern while maximising the return to stakeholders.

The Group monitors and reviews its capital structure based on their business and operating requirements.

There were no changes in the Group’s approach to capital management during the years presented.

40.2	Significant Accounting Policies

Details of the significant accounting policies and methods adopted for each class of financial asset, financial liability and equity instrument are disclosed in Note 3.

40.3	Categories of Financial Instruments

	2011	2012	2013
	MYR	MYR	MYR
Financial Assets
At amortized cost:
Trade receivables (Note 24)	17,104,329	26,272,966	33,820,107
Other receivables and deposits (Note 25)	3,573,911	6,069,983	8,786,805
Finance lease receivables (Note 21)	252,025	278,342	572,377
Amount due from associates (Note 26)	1,164,615	1,208,124	216,848
Amount due from related parties (Note 26)	12,824,320	2,008,076	584,951
Cash and bank balances (Note 27)	6,162,999	34,638,680	54,561,923

Total loans and receivables	41,082,199	70,476,171	98,543,011

Financial Liabilities
At fair value:
Derivative financial liabilities (Note 34)	—	—	26,164,107
At amortized cost:
Trade payables (Note 32)	15,194,651	32,277,734	48,009,555
Other payables and accrued expenses (Note 33)	9,590,213	15,216,127	22,291,606
Amount due from associates (Note 26)	9,068	—	—
Amount due to related parties (Note 26)	1,158,035	17,853,907	30,747,913
Borrowings (Note 30)	40,370,303	55,442,621	73,014,866

Total financial liabilities	66,322,270	120,790,389	200,228,047

40.4	Financial Risk Management Objectives and Policies

The Group’s financial risk management policies seek to ensure that adequate financial resources are available for the development of the Group’s businesses whilst managing its interest rate, foreign exchange, liquidity and credit risks.

(i)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The Group’s exposure to changes in interest rates relates primarily to the Group’s deposits with banks and interest bearing debt obligations. The Group does not use derivative financial instruments to hedge its risk but regularly reviews its debt portfolio to enable it to source low interest funding. The Group’s deposits are placed at fixed rates and management endeavours to obtain the best rate available in the market.

Sensitivity analysis for interest rate risk

At December 31, 2013, if interest rates had been 50 basis points lower/higher, with all other variables held constant, the Group’s post-tax profit for the financial year would have been MYR107,259 (2012: MYR132,370; 2011: MYR Nil) higher/lower, arising mainly as a result of lower/higher finance costs on floating rate borrowings. The assumed movement in basis points for interest rate sensitivity analysis is based on a prudent estimate of the current market environment.

(ii)	Foreign exchange risk

Foreign exchange risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Exchange rate exposures are managed within the approved policy parameters.

The Group undertakes certain transactions denominated in foreign currencies where the amounts outstanding are exposed to foreign currency risk. The Group monitors its foreign exchange exposure on an ongoing basis and is managed within approved policy parameters.

The Group’s operations are conducted primarily in Malaysian Ringgit, its functional currency.

The carrying amounts of the Group’s foreign currency denominated monetary assets and monetary liabilities at the end of the reporting period are as follows:

	Asset
	2011	2012	2013
	MYR	MYR	MYR
Malaysian Ringgit (“MYR”)	29,478,753	20,425,467	23,666,556
US Dollar (“USD”)	1,263,174	17,419,492	7,089,302
Singapore Dollar (“SGD”)	5,129,057	1,750,364	3,352,218
Indonesian Rupiah (“IDR”)	—	2,460,301	4,574,655
Philippines Peso (“PHP”)	5,204,781	7,146,408	8,625,998
Thai Baht (“THB”)	—	20,627,842	21,734,604
Australian Dollar (“AUD”)	—	62,069	592,168
Euro (“EUR”)	6,434	116,522	109,129
Indian Rupee (“INR”)	—	467,706	—
Turkish Lira (“TRY”)	—	—	15,060,468
Vietnamese Dong (“VND”)	—	—	13,194,206
Taiwan New Dollar (“TWD”)	—	—	543,707

	41,082,199	70,476,171	98,543,011

	Liability
	2011	2012	2013
	MYR	MYR	MYR
Malaysian Ringgit (“MYR”)	55,352,151	68,833,331	129,206,532
US Dollar (“USD”)	52,295	9,772,439	13,083,833
Singapore Dollar (“SGD”)	177,547	17,381,407	208,717
Indonesian Rupiah (“IDR”)	—	1,361,582	2,897,056
Philippines Peso (“PHP”)	9,957,681	7,165,255	7,255,090
Thai Baht (“THB”)	—	15,780,790	15,085,578
Australian Dollar (“AUD”)	—	27,879	24,032
Euro (“EUR”)	782,596	467,706	—
India Rupee (“INR”)	—	—	8,352
Turkish Lira (“TRY”)	—	—	28,201,054
Vietnamese Dong (“VND”)	—	—	4,171,862
Taiwan New Dollar (“TWD”)	—	—	82,716
British Pound Sterling (“GBP”)	—	—	3,225

	66,322,270	120,790,389	200,228,047

Group’s foreign currency sensitivity

5% is the sensitivity rate used when reporting foreign currency risk internally to key management personnel and represents management’s assessment of the reasonably possible change in foreign exchange rates.

If the MYR strengthened/weakened by 5% against the foreign currencies with all other variables held constant, the Group’s post-tax profit for the financial year would have been MYR192,747 (2012: MYR95,317; 2011: MYR31,666) higher/lower.

The above sensitivity analysis is unrepresentative of the inherent foreign exchange risk because the year-end exposure does not reflect the exposure during the year.

(iii)	Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting financial obligations due to shortage of funds. The Group’s exposure to liquidity risk arises from mismatches of the maturities of financial assets and liabilities. The Group’s objective is to maintain a balance between continuity of funding and flexibility through the use of bank loans and finance lease agreements.

The Group’s holding of cash and short term deposits, together with committed funding facilities and net cash flow from operations, are expected to be sufficient to cover its cash flow needs.

The Group financed its operations by shareholders’ equity, bank borrowings, amounts due to related parties and internal financial resources. As of December 31, 2013, the Group has net current liabilities of MYR 77,713,061 (2012: MYR 27,075,411; 2011: MYR 10,499,876). The Group has implemented a number of measures to mitigate the liquidity risk. Taking into account further advances from the related parties or shareholders as well as the estimated future cash inflows from the Group’s operations. The Directors are of the view that the Group will have sufficient positive cash flows to support the Group to operate on a going concern basis for at least the next twelve months from the end of the reporting period. Accordingly, the Directors believe that the Group has the ability to continue with its current line of business and meet its other financial obligations. Hence, the consolidated financial statements have been prepared on a going concern basis.

The table below summarizes the maturity profile of the Group’s financial liabilities as at the reporting date. The table was prepared based on the undiscounted cash flows on financial liabilities on the basis of the earliest date at which the Group can be required to pay. The table includes both interest and principal cash flows.

	Weighted average effective interest rate %	On demand or within 1 year	Within 2 to 5 years	After 5 years	Total
		MYR	MYR	MYR	MYR
2011
Non-interest bearing	—	25,951,967	—	—	25,951,967
Fixed interest rate instruments	3.95% – 7.00%	43,088,754	191,917	—	43,280,671

		69,040,721	191,917	—	69,232,638

2012
Non-interest bearing	—	65,347,768	—	—	65,347,768
Variable interest rate instruments	7.63% – 7.88%	560,466	727,710	1,506,050	2,794,226
Fixed interest rate instruments	2.59% – 7.25%	54,833,385	1,673,323	—	56,506,708

		120,741,619	2,401,033	1,506,050	124,648,702

2013
Non-interest bearing	—	127,213,181	—	—	127,213,181
Variable interest rate instruments	7.63% – 7.88%	220,167	595,512	1,439,752	2,255,431
Fixed interest rate instruments	2.59% – 7.25%	74,394,544	1,485,488	—	75,880,032

		201,827,892	2,081,000	1,439,752	205,348,644

(iv)	Credit risk

Credit risk refers to the risk that a counter party will default on its contractual obligation resulting in financial loss to the Group. Credit risk with respect to trade and other receivables is managed through the application of credit approvals, credit limits and monitoring procedures. Credit is extended to the customers based upon careful evaluation of the customers’ financial condition and credit history. Surplus funds are placed with licensed financial institutions to minimize the risk that the counterparties will fail in performing their obligation.

The maximum credit exposure of the Group, without taking into account the fair value of any collateral, is represented by its carrying amounts of financial assets.

(v)	Fair values

The fair values of financial instruments refer to the amounts at which the instruments could be exchanged or settled between knowledgeable and willing parties in an arm’s length transaction. Fair values have been arrived at based on prices quoted in an active, liquid market or estimated using certain valuation techniques such as discounted future cash flows based upon certain assumptions. Amounts derived from such methods and valuation techniques are inherently subjective and therefore do not necessarily reflect the amounts that would be received or paid in the event of immediate settlement of the instruments concerned.

On the basis of the amounts estimated from the methods and techniques as mentioned in the preceding paragraph, the carrying amount of the various financial assets and financial liabilities reflected on the statements of financial position approximate their fair values.

The methodologies used in arriving at the fair values of the principal financial assets and financial liabilities of the Group are as follows:

•

Cash and cash equivalents, trade and other receivables, trade and other payables and short-term borrowings:    The carrying amounts are considered to approximate the fair values as they are either within the normal credit terms or they have short-term maturity period.

•	Derivative instruments: The fair value of the derivative financial liabilities was estimated using Monte Carlo simulation method.

Long-term borrowings:    The fair values of long-term borrowings are determined by estimating future cash flows on a borrowing-by-borrowing basis, and discounting these future cash flows using an interest rate which takes into consideration the Group’s incremental borrowing rate at year end for similar types of debt arrangements.

Fair value measurements recognized in the statement of financial position

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable.

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities.

•

Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table shows a reconciliation from the beginning balances to the ending balances for fair value measurements in Level 3 of the fair value hierarchy:

2013	Group Derivatives
MYR
As of January 1	—
Acquisition of subsidiary (Note 39)	23,124,127
Changes in fair value recognized in profit or loss	3,039,980

As of December 31	26,164,107

Fair value of the Group’s financial liabilities that are measured at fair value on a recurring basis

The Group’s derivative financial liabilities are measured at fair value at the end of each reporting period. The following table gives information about how the fair value of the financial liability is determined (in particular, the valuation technique and inputs used).

	Fair value as of			Fair value hierarchy	Valuation technique and key inputs	Significant unobservable inputs	Relationship of unobservable inputs to fair value
Financial liabilities	2011	2012	2013
Derivative financial liabilities – Put options (Note 34)	—	—	26,164,107	Level 3	Monte Carlo simulation method	Share price, correlation in share price, revenue multiple and gross profit multiple	High positive correlation between revenue multiple, gross profit multiple and share price, lower the value of option.

If the above unobservable inputs to the valuation model of put options were 5% higher/lower, the carrying amount of the put options would increase/decrease by approximately MYR1,247,000.

41.	SIGNIFICANT EVENTS SUBSEQUENT TO THE END OF THE REPORTING PERIOD

i)	On January 27, 2014, MOLAP, a wholly owned subsidiary of the Company, has subscribed for additional 87,600 shares in its existing investment in eAuto Sdn Bhd. The additional subscribed shares did not increase the Company’s effective ownership interest, rather there was a decrease from 30% to 22.97% due to the change in shareholding structure of eAuto Sdn Bhd which include a purchase from non-existing shareholder.

ii)	On 16 April 2014, MOL Global Pte Ltd, a company incorporated in Singapore swapped its shares of 83,437,870 shares at MYR0.10 par value, representing 85% equity interest of MOLAP to 50,062,722 shares at USD1 par value, of MOL Global, Inc..

iii)	On 4 April 2014, MOL Thailand has entered into a Share Purchase Agreement with Magical Ventures Corp and Mr. Pongsak Thamprapasasadon to acquire 100% of the outstanding shares of three companies, namely, 3Sept Corporations Co Ltd, a company incorporated in Thailand, e-Innovations System & Networks Thai Co Ltd, a company incorporated in Thailand, and Sept3 Technology Sdn Bhd, a company incorporated in Malaysia. The completion of the transaction is still subject to the closing conditions as stipulated in the agreement.

42.	APPROVAL OF CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements were approved by the board of directors and authorized for issue on April 17, 2014.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of MOL Global, Inc.:

We have audited the accompanying statement of financial position of MOL Global, Inc. (the “Company”) as of February 20, 2014. This statement of financial position is the responsibility of the management of the Company. Our responsibility is to express an opinion on this statement of financial position based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, such statement of financial position present fairly, in all material respects, the financial position of the Company as of February 20, 2014 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ DELOITTE

AF 0080

Chartered Accountants

April 17, 2014

MOL GLOBAL, INC.

(Incorporated in the Cayman Islands)

STATEMENT OF FINANCIAL POSITION AS OF FEBRUARY 20, 2014

MYR
Total Assets
Amount due from shareholder	3

Total Liabilities	—

Capital and reserve
Share capital (US$1.00 par value, 50,000 shares authorized; 1 share issued and outstanding as of February 20, 2014)	3
Accumulated profits	—

Total Equity	3

Total Equity and Liabilities	3

MOL GLOBAL INC.

(Incorporated in the Cayman Islands)

NOTES TO THE STATEMENT OF FINANCIAL POSITION

1.	ORGANISATION

In anticipation of the initial public offering (the “IPO”), MOL Global, Inc. (the “Company”) was incorporated in the Cayman Islands on 20 February 2014. The Company has no operation and has been created for the purpose of IPO. Pursuant to the written resolutions of the sole shareholder passed on April 9, 2014, the authorised share capital of the Company was increased from US$50,000 divided into 50,000 ordinary shares of par value of US$1.00 each to US$1,000,000,000 divided into 1,000,000,000 ordinary shares of par value of US$1.00 each, which rank passu in all respects with the shares then in issue.

There has been no activity and, therefore, the statement of profit or loss and other comprehensive income, the statement of changes in equity and the statement of cash flows are not presented.

2.	REORGANISATION

The Company is the parent of MOL AccessPortal Sdn Bhd following the completion of the acquisition by the Company of 83,437,870 ordinary shares of Malaysian Ringgit Sen Ten each (MYR0.10) in MOL AccessPortal Sdn Bhd from MOL Global Pte Ltd, representing eighty five per cent (85%) of the issued and paid-up capital of MOL AccessPortal Sdn Bhd, on April 16, 2014. The consideration was satisfied by the Company by way of the allotment and issuance of 50,062,722 new ordinary shares of 1 United States Dollar (USD1) each in the Company to MOL Global Pte Ltd.

MYCNX HOLDINGS (M) SDN. BHD.

(Incorporated in Malaysia)

INDEPENDENT AUDITORS’ REPORT AND

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD FROM JANUARY 1, 2012

TO NOVEMBER 7, 2012

(In Ringgit Malaysia)

MYCNX HOLDINGS (M) SDN. BHD.

(Incorporated in Malaysia)

CONSOLIDATED FINANCIAL STATEMENTS

INDEPENDENT AUDITORS’ REPORT

To the Shareholders and the Board of Directors of MYCNX HOLDINGS (M) SDN. BHD.

We have audited the accompanying consolidated financial statements of MYCNX HOLDINGS (M) SDN. BHD. (the “Company”) and subsidiaries (collectively referred as the “Group”), which comprise the consolidated statement of financial position as of November 7, 2012, and the related consolidated statement of comprehensive income, consolidated statement of changes in equity, and consolidated statement of cash flows for the period from January 1, 2012 to November 7, 2012 and the related notes to the financial statements.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Group’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

The comparative financial statements related to the year ended December 31, 2011, as required in International Accounting Standards 1 Presentation of Financial Statements are not presented. In our opinion, disclosure of such information is required under International Financial Reporting Standards.

In our opinion, except for the omission of the financial statements as discussed in the preceding paragraph, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of November 7, 2012 and the results of its operations and its cash flows for the period from January 1, 2012 to November 7, 2012, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ DELOITTE

AF 0080

Chartered Accountants

April 17, 2014

MYCNX HOLDINGS (M) SDN. BHD.

(Incorporated in Malaysia)

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

FOR THE PERIOD FROM JANUARY 1, 2012 TO NOVEMBER 7, 2012

	Note	MYR
Revenue	5	16,070,489
Direct cost and other ancillary expenses		(955,900)
Employee expense	6	(1,706,595)
Depreciation of plant and equipment	11	(270,965)
Depreciation of investment property	12	(19,571)
Amortization of intangible assets	15	(452,381)
Travelling and communication		(1,038,962)
Marketing expenses		(318,806)
Office related expenses		(98,331)
Other expenses	8	(866,758)

Profit from operations		10,342,220
Other income		23,230
Interest income		8,245
Finance cost	9	(60,686)
Share of results of associate	13	(5,901)

Profit before tax		10,307,108
Income tax expense	10	—

Profit for the period, representing total comprehensive income for the period		10,307,108

The accompanying notes form an integral part of the consolidated financial statements.

MYCNX HOLDINGS (M) SDN. BHD.

(Incorporated in Malaysia)

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS OF NOVEMBER 7, 2012

	Note	MYR
ASSETS
Non-current assets
Plant and equipment	11	654,889
Investment property	12	2,433,228
Investment in associate	13	43,099
Development expenditure	14	251,001
Intangible assets	15	976,754

Total non-current assets		4,358,971

Current assets
Trade receivables	16	7,862,185
Prepaid expenses and deposits	17	444,432
Cash and cash equivalents	18	1,553,034

Total current assets		9,859,651

Total assets		14,218,622

EQUITY AND LIABILITIES
Capital and reserves
Issued capital	19	2,000,000
Reserves	20	9,043,077

Total equity		11,043,077

Non-current liability
Borrowings	22	1,874,924

Current liabilities
Trade payables	24	725,039
Other payables and accrued expenses	25	422,828
Amount due to an associate	26	47,179
Borrowings	22	105,575

Total current liabilities		1,300,621

Total liabilities		3,175,545

Total equity and liabilities		14,218,622

The accompanying notes form an integral part of the consolidated financial statements

MYCNX HOLDINGS (M) SDN. BHD.

(Incorporated in Malaysia)

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE PERIOD FROM JANUARY 1, 2012 TO NOVEMBER 7, 2012

	Issued capital	Non-distributable Share premium	Distributable Retained earnings	Total
	MYR	MYR	MYR	MYR
As of January 1, 2012	2,000,000	100,000	4,635,969	6,735,969
Total comprehensive income for the period	—	—	10,307,108	10,307,108
Dividends (Note 21)	—	—	(6,000,000)	(6,000,000)

As of November 7, 2012	2,000,000	100,000	8,943,077	11,043,077

The accompanying notes form an integral part of the consolidated financial statements.

MYCNX HOLDINGS (M) SDN. BHD.

(Incorporated in Malaysia)

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE PERIOD FROM JANUARY 1, 2012 TO NOVEMBER 7, 2012

	Note	MYR
CASH FLOWS FROM OPERATING ACTIVITIES
Profit before tax		10,307,108
Adjustments for:
Development expenditure written off		502,305
Amortization of intangible assets		452,381
Depreciation of plant and equipment		270,965
Interest expense		60,686
Depreciation of investment property		19,571
Share of results of associate		5,901
Inventory written off		2,786
Interest income		(8,245)

		11,613,458
Decrease/(Increase) in:
Trade receivables		(1,892,240)
Prepaid expenses and deposits		53,383
Decrease in:
Trade payables		(131,072)
Other payables and accrued expenses		(263,360)

Cash Generated From Operations		9,380,169
Interest paid		(60,686)
Interest received		8,245
Income tax paid		(685)

Net Cash From Operating Activities		9,327,043

CASH FLOWS (USED IN)/FROM INVESTING ACTIVITIES
Increase in amount due to an associate		47,179
Purchase of plant and equipment		(196,817)
Purchase of intangible assets		(455,008)
Purchase of investment property		(2,452,799)
Development expenditure incurred		(150,937)
Acquisition of investment in associate		(49,000)

Net Cash Used in Investing Activities		(3,257,382)

CASH FLOWS (USED IN)/ FROM FINANCING ACTIVITIES
Dividends paid		(6,000,000)
Proceeds from borrowings		1,800,000
Repayment of term loans		(28,056)
Repayment of amount due to a director		(400,100)
Repayment of finance lease payables		(283,454)

Net Cash Used in Financing Activities		(4,911,610)

NET INCREASE IN CASH AND CASH EQUIVALENTS		1,158,051
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		394,983

CASH AND CASH EQUIVALENTS AT END OF PERIOD	18	1,553,034

The accompanying notes form an integral part of the consolidated financial statements.

MYCNX HOLDINGS (M) SDN. BHD.

(Incorporated in Malaysia)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD FROM JANUARY 1, 2012 TO NOVEMBER 7, 2012

1.	GENERAL INFORMATION

The Company is a private limited liability company, incorporated and domiciled in Malaysia.

The principal activities of the Company are to carry on the business to supply computer games, software and hardware related to information technology.

The principal activities of the subsidiaries are set out in Note 31 to the consolidated financial statements.

There have been no significant changes in the nature of the principal activities of the Company and its subsidiaries during the period from January 1, 2012 to November 7, 2012.

The registered office of the Company is located at 13-2, Jalan 6/38D, Plaza Sinar, Taman Sri Sinar, Segambut, 51200 Kuala Lumpur.

The principal place of business of the Company is located at Wisma N2N, Level 5, Tower 2, Avenue 3, Bangsar South, No 8, Jalan Kerinchi, 59200 Kuala Lumpur.

The consolidated financial statements of the Group were authorized by the Board of Directors for issuance on April 17, 2014.

2.	BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board.

These consolidated financial statements have been prepared for the special purpose of filing with the United States Securities and Exchange Commission in compliance with Rule 3-05 of Regulation S-X to be included in Form F-1 and filed under the Securities Exchange Act of 1933. This filing requirement is based on the Group being a significant business acquired by MOL AccessPortal Sdn Bhd (“MOLAP”), a company incorporated in Malaysia.

On November 8, 2012, MOLAP entered into a Settlement of Debt Agreement with MOL Global Pte. Ltd. in which, Cyberventure Sdn Bhd (“CVSB”) transferred its entire 1,599,900 ordinary shares of MYR1.00 each in the Company, representing 79.995% of the issued and paid-up ordinary share capital in the Company to MOLAP as full and final settlement of the outstanding debts owing by CVSB, amounting to MYR27,825,582. The acquisition was completed on November 8, 2012.

The consolidated financial statements cover the period from January 1, 2012 to November 7, 2012 which is less than twelve months because these financial statements have been prepared only for the purpose of filing with the United States Securities and Exchange Commission as explained above.

In view of the purpose for which the consolidated financial statements have been prepared, comparative financial statements have not been presented.

2.1	Standards and Amendments in issue but not effective

At the date of authorization for issue of these consolidated financial statements, the relevant new and revised Standards and Amendments which were in issue but not yet effective and not early adopted by the Group are as listed below.

IFRS 7	Financial Instruments: Disclosures (Amendments relating to Mandatory Effective Date of IFRS 9 and Transition Disclosures (IFRS 9 issued by IASB in November 2009 and October 2010 respectively))[1]
IFRS 7	Financial Instruments: Disclosures (Amendments relating to Disclosures – Offsetting Financial Assets and Liabilities)[2]
IFRS 9	Financial Instruments (IFRS 9 issued by IASB in November 2009)[3]
IFRS 9	Financial Instruments (IFRS 9 issued by IASB in October 2010)[3]
IFRS 9	Financial Instruments (Hedge Accounting and amendments to IFRS 9, IFRS 7 and IAS 39)[3]
IFRS 10	Consolidated Financial Statements[2]
IFRS 10	Consolidated Financial Statements (Amendments relating to Transition Guidance)[2]
IFRS 12	Disclosures of Interest on Other Entities[2]
IFRS 12	Disclosures of Interests in Other Entities (Amendments relating to Transition Guidance)[2]
IFRS 13	Fair Value Measurement[2]
IAS 1	Presentation of Financial Statements (Amendments relating to Presentation of Items of Other Comprehensive Income)[4]
IAS 27	Separate Financial Statements (IAS 27 as amended by IASB in May 2011)[2]
IAS 28	Investments in Associates and Joint Ventures (IAS 28 as amended by IASB in May 2011)[2]
IAS 32	Financial Instruments: Presentation (Amendments relating to Offsetting Financial Assets and Financial Liabilities)[5]
IAS 36	Impairment of Non-Financial Assets (Amendments relating to Recoverable Amounts Disclosure for Non-Financial Assets)[5]
Amendments to IFRSs contained in the document entitled Annual Improvements 2010 – 2012 cycle[5]
Amendments to IFRSs contained in the document entitled Annual Improvements 2011 – 2013 cycle[5]

1	Effective immediately on issuance date of March 1, 2012

2	Effective for annual periods beginning on or after January 1, 2013

3	The mandatory effective date of IFRS 9 issued by IASB in November 2009 and October 2010 respectively which was for annual periods beginning on or after January 1, 2015 has been removed with the issuance of IFRS 9 Financial Instruments: Hedge Accounting and amendments to IFRS 9, IFRS 7, and IAS 39. The effective date of IFRS 9 will be decided when IASB’s IFRS 9 project is closer to completion. However, each version of the IFRS 9 is available for early adoption.

4	Effective for annual periods beginning on or after July 1, 2012

5	Effective for annual periods beginning on or after January 1, 2014

The Directors anticipate that the abovementioned Standards and Amendments will be adopted in the annual consolidated financial statements of the Group when they become effective and that the adoption of these Standards and Amendments will have no material impact on the consolidated financial statements of the Group in the period of initial application.

3.	SIGNIFICANT ACCOUNTING POLICIES

3.1	Basis of Accounting

The consolidated financial statements of the Group have been prepared under the historical cost convention. Historical cost is generally based on the fair value of the consideration given in exchange for assets.

3.2	Basis of Consolidation

The consolidated financial statements incorporate the financial statements of the Group and entities controlled by the Group (its subsidiaries). Control is achieved where the Group has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

The results from subsidiaries during the year are included in the consolidated statement of comprehensive income from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those used by other subsidiaries of the Group.

All intercompany transactions, balances, income and expenses are eliminated in full on consolidation.

3.3	Business Combinations

Acquisition of subsidiaries and businesses are accounted for using the acquisition method. The consideration for each acquisition is measured at the aggregate of the fair values (at the date of exchange) of assets given, liabilities incurred or assumed, and equity instruments issued by the Group in exchange for control of the acquiree. Acquisition-related costs are recognized in comprehensive income as incurred.

Where a business combination is achieved in stages, the Group’s previously held interests in the acquired entity are remeasured to fair value at the acquisition date (i.e. the date the Group attains control) and the resulting gain or loss, if any, is recognized in comprehensive income. Amounts arising from interests in the acquiree prior to the acquisition date that have previously been recognized in other comprehensive income are reclassified to comprehensive income, where such treatment would be appropriate if that interest were disposed of.

The acquiree’s identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under IFRS 3 (revised) are recognized at their fair value at the acquisition date, except that:

•

deferred tax assets or liabilities and liabilities or assets related to employee benefit arrangements are recognized and measured in accordance with IAS 12 Income Taxes and IAS 19 Employee Benefits respectively;

•	liabilities or equity instruments related to the replacement by the Group of an acquiree’s share-based payment awards are measured in accordance with IFRS 2 Share-based Payment; and

•	assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations are measured in accordance with that Standard.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Group reports provisional amounts for the items for which the accounting is incomplete. Those provisional amounts are adjusted during the measurement period (see below), or additional assets or liabilities are recognized, to reflect new information obtained about facts and circumstances that existed as of the acquisition date that, if known, would have affected the amounts recognized as of that date.

The measurement period is the period from the date of acquisition to the date the Group obtains complete information about facts and circumstances that existed as of the acquisition date – and is subject to a maximum of one year.

3.4	Investment in Associate

An associate is an entity over which the Group has significant influence and that is neither a subsidiary nor an interest in a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

The results and assets and liabilities of associates are incorporated in these consolidated financial statements using the equity method of accounting. Under the equity method, investments in associates are carried in the consolidated statement of financial position at cost as adjusted for post-acquisition changes in the Group’s share of the net assets of the associate, less any impairment in the value of individual investments. Losses of an associate in excess of the Group’s interest in that associate (which includes any long-term interests that, in substance, form part of the Group’s net investment in the associate) are recognized only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate.

On acquisition of an investment in associate, any excess of the cost of acquisition over the Group’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities of the associate recognized at the date of acquisition is recognized as goodwill. The goodwill is included within the carrying amount of the investment and is assessed for impairment as part of that investment. Any excess of the Group’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities over the cost of acquisition, after reassessment, is recognized immediately in comprehensive income in the period in which the investment is acquired.

Where a group entity transacts with an associate of the Group, profits and losses are eliminated to the extent of the Group’s interest in the relevant associate.

3.5	Revenue Recognition

Revenue is recognized when it is probable that the economic benefits associated with the transaction will flow to the Group and the revenue can be measured reliably. Revenue is measured at the fair value of consideration received or receivable. Revenue is reduced for customer discounts and sales related taxes.

(i)	Online Game Pins

The Group provides web game services through its gaming portal MMOG Asia and generates revenue from selling virtual goods online, which are used by customers within online games. A fixed percentage of royalty and technical fee based on total game point utilization is paid to respective game developers on a monthly basis.

The revenue from the sale of virtual goods is deferred over the estimated consumption period of in-game virtual goods, which is typically within a short period of time after purchase of in-game credits. Purchases of virtual goods are not refundable after they have been consumed. For games which have not attained popularity and are discontinued, advance notice is given to players one month before discontinuation and top-up of game points related to the games is disallowed before discontinuation. To date, the Group has never been required to pay cash refunds to game players or game developers as a result of the discontinuation of a game, or for any other reason.

(ii)	Revenue Sharing

Revenue sharing represents sharing of licensees’ revenue on a percentage basis. This revenue is recognized on an accrual basis in accordance with the substance of the relevant agreement provided that it is probable that the economic benefits will flow to the Group and the amount of revenue can be measured reliably.

The Group determines whether it is acting as a principal or an agent by considering who is the primary obligor of its arrangements and on whether it has discretion in setting prices to its customers. The Group considers the same developers to be the primary obligor and concluded that it is acting as an agent in all its revenue arrangements.

3.6	Interest Income

Interest income is recognized on an accrual basis by reference to the principal outstanding and at the effective interest rate applicable.

3.7	Leases

(i)	Classification

A lease is recognized as a finance lease if it transfers substantially to the Group all the risks and rewards incident to ownership. All other leases are classified as operating leases.

(ii)	Finance Leases – The Group as Lessee

Assets acquired by way of finance leases are stated at amount equal to the lower of their fair values and the present value of the minimum lease payments at the inception date of the leases, less accumulated depreciation and impairment losses. The corresponding liability is included in the statement of financial position as borrowings. In calculating the present value of the minimum lease payments, the discount factor used is the interest rate implicit in the lease, when it is practicable to determine; otherwise, the Group’s incremental borrowing rate is used.

Lease payments are apportioned between the finance costs and the reduction of the outstanding liability. Finance costs, which represent the difference between the total leasing commitments and the fair value of the assets acquired, are recognized as an expense in the statement of comprehensive income over the term of the relevant lease so as to produce a constant periodic rate of charge on the remaining balance of the obligations for each accounting period.

(iii)	Operating Leases

Operating lease payments are recognized as an expense in the statement of comprehensive income on a straight-line basis over the term of the relevant lease.

3.8	Foreign Currencies

The consolidated financial statements of the Group are presented in Ringgit Malaysia (“MYR”), which is the currency of the primary economic environment in which the Group operates (its functional currency).

In preparing the financial statements of the individual entities, transactions in currencies other than the entity’s functional currency (foreign currencies) are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing at the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences are recognized in profit or loss in the period in which they arise except for exchange differences on transactions entered into in order to hedge certain foreign currency risks.

For the purpose of presenting consolidated financial statements, the assets and liabilities of the Group’s foreign operations are expressed in MYR using exchange rates prevailing at the end of the reporting period. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuated significantly during that period, in which case the exchange rates at the dates of the transactions are used. Exchange differences arising, if any, are recognized in other comprehensive income and accumulated in equity (attributed to non-controlling interests as appropriate).

3.9	Employee Benefits

(i)	Short-Term Employee Benefits

Wages, salaries, paid annual leaves, bonuses and social contributions are recognized in the year in which the associated services are rendered by employees of the Group. Short-term accumulating compensated absences such as paid annual leave are recognized when services rendered by the employees that increase their entitlement to future compensated absences. Short-term non-accumulating compensated absences such as sick leave are recognized when the absences occur.

(ii)	Defined Contribution Plans

Defined contribution plans are post-employment benefit plans under which the Group pay fixed contributions into separate entities or funds and will have no legal or constructive obligation to pay further contributions if any of the funds do not hold sufficient assets to pay all employee benefits relating to employee services in the current and preceding financial years. Such contributions are recognized as an expense in comprehensive income as incurred. As required by law, companies in Malaysia make such contributions to the Employees Provident Fund (“EPF”).

3.10	Income Taxes

Income tax expense represents the sum of the tax currently payable and deferred tax.

(i)	Current Tax

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit as reported in the statement of comprehensive income because of items of income or expense that are taxable or deductible in other years and items that are never taxable or deductible. The Group’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the end of the reporting period.

(ii)	Deferred Tax

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences, unused tax losses and unused tax credits to the extent that it is probable that taxable profits will be available against which those deductible temporary differences, unused tax losses and unused tax credits can be utilized. Such deferred tax assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries and associates, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

(iii)	Current and Deferred Tax for the Period

Current and deferred tax are recognized as an expense or income in comprehensive income, except when they relate to items that are recognized outside comprehensive income (whether in other comprehensive income or directly in equity), in which case the tax is also recognized outside comprehensive income.

3.11	Investment Property

Investment property, which is property held to earn rentals and/or for capital appreciation, is stated at cost less accumulated depreciation and provision for any impairment loss. The investment property is depreciated on a straight-line basis to write off the cost over its estimated remaining useful life of 40 years.

Investment property is derecognized when either it has been disposed of or when the investment property is permanently withdrawn from use and no future economic benefit is expected from its disposal. Any gains or losses on the retirement or disposal of investment property are recognized in the comprehensive income in the year in which they arise.

3.12	Plant and Equipment

All items of plant and equipment are initially recorded at cost. The cost of an item of plant and equipment is recognized as an asset if, and only if, it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably.

Subsequent to recognition, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. All other repair and maintenance costs are recognized in comprehensive income as incurred.

Depreciation of plant and equipment is provided for on a straight-line basis to write off the cost of each asset to its residual value over the estimated useful life, at the following annual rates:

Computer equipment and software	33%
Furniture, fittings and office equipment	10%
Motor vehicles	20%
Renovation	10%

The residual values, useful lives and depreciation method are reviewed at each financial year end to ensure that the amount, method and period of depreciation are consistent with previous estimates and the expected pattern of consumption of the future economic benefits embodied in the items of plant and equipment. If expectations differ from previous estimates, the changes are accounted for as a change in an accounting estimate.

The carrying amount of an item of plant and equipment is derecognized on disposal or when no future economic benefits are expected from its use or disposal. The difference between the net disposal proceeds, if any, and the carrying amount is included in comprehensive income.

Computer software for a computer-controlled machine tool that cannot operate without specific software (i.e. integral part of the related hardware) is classified as plant and equipment. When the software is not an integral part of the related hardware, such computer software is classified as intangible assets.

3.13	Development Expenditure

Development expenditure relates to costs incurred for the development of web applications, software products and programs. These costs are capitalized as development assets to the extent that such expenditure meet the following criteria:

(i)	the product or process is clearly defined and costs are separately identified and measured reliably;

(ii)	the technical feasibility of the product is demonstrated;

(iii)	the product or process will be sold or used in-house;

(iv)	the assets will generate future economic benefits (e.g. a potential market exists for the product or its usefulness in case of internal use is demonstrated); and

(v)	adequate technical, financial and other resources required for completion of the project are available.

Capitalized development expenditure are stated at cost less accumulated amortization and impairment losses.

Amortization is provided upon commencement of the commercial use of the web application and software products to which they relate to on a straight-line basis over the period of their expected benefits, but not exceeding 5 years. The policy for the recognition and measurement of impairment losses is in accordance with Note 3.15.

3.14	Intangible Assets

Intangible assets are stated at cost less accumulated amortization and impairment losses. The policy for the recognition and measurement of impairment losses is in accordance with Note 3.15. Intangible assets are recognized only if it is probable that the future economic benefits that are attributable to such assets will flow to the Group and the costs of such assets can be measured reliably.

Amortization is provided for on a straight-line basis to write off the cost of intangible assets with a finite useful life to their residual value over the period of their expected benefits, at the following annual rates:

Exclusive licenses and distribution rights of online games 20% – 33%

3.15	Impairment of Non-financial Assets

Whenever there is an indication that those assets may be impaired, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. When a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

Intangible assets with indefinite useful lives and intangible assets not yet available for use are tested for impairment at least annually, and whenever there is an indication that the asset may be impaired.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in comprehensive income, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in comprehensive income, unless the relevant asset is carried at a revalued amount, in which case the reversal of the impairment loss is treated as a revaluation increase.

3.16	Financial Instruments

Financial instruments are recognized in the statement of financial position when, and only when, the Group becomes a party to the contractual provisions of the financial instruments.

Where the purchase or sale of a financial asset is under a contract whose terms require delivery of the financial asset within the timeframe established by the market concerned, such financial assets are recognized and derecognized on trade date.

Financial instruments are initially measured at fair value, plus transaction costs, except for those financial assets classified as at fair value through profit or loss, which are initially measured at fair value.

(i)	Financial Assets

Financial assets are classified into the following specified categories: financial assets “at fair value through profit or loss” (FVTPL), “held-to-maturity” investment, “available-for-sale” (AFS) financial assets and “loans and receivables”. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition.

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables are measured at amortized cost using the effective interest method, less any impairment. Interest income is recognized by applying the effective interest rate, except for short-term receivables when the recognition of interest would be immaterial.

The effective interest method is a method of calculating the amortized cost of a financial asset and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees on points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial asset, or (where appropriate) a shorter period, to the net carrying amount on initial recognition.

Income is recognized on an effective interest basis for debt instruments.

(ii)	Impairment of Financial Assets

Financial assets are assessed for indicators of impairment at the end of the reporting period. Financial assets are considered to be impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been affected.

For certain categories of financial asset, such as trade receivables, assets that are assessed not to be impaired individually are, in addition, assessed for impairment on a collective basis. Objective evidence of impairment for a portfolio of receivables could include the Group’s past experience of collecting payments, an increase in the number of delayed payments in the portfolio past the average credit period, as well as observable changes in national or local economic conditions that correlate with default on receivables.

For financial assets carried at amortized cost, the amount of the impairment loss recognized is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate.

The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of trade receivables, where the carrying amount is reduced through the use of an allowance account. When a trade receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amount previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in comprehensive income.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through comprehensive income to the extent that the carrying amount of the financial asset at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

(iii)	Derecognition of Financial Assets

The Group derecognizes a financial asset only when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity. If the Group neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred asset, the Group recognizes its retained interest in the asset and an associated liability for amounts it may have to pay. If the Group retains substantially all the risks and rewards of ownership of a transferred financial asset, the Group continues to recognize the financial asset and also recognizes a collateralized borrowing for the proceeds received.

(iv)	Financial Liabilities and Equity Instruments

Debt and equity instruments are classified as financial liabilities or as equity in accordance with the substance of the contractual arrangement and the definitions of a financial liability and equity instruments.

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Group are recognized at the proceeds received, net of direct issue costs.

Financial liabilities are classified as either financial liabilities “at FVTPL” or “other financial liabilities”.

Other financial liabilities, including borrowings, are initially measured at fair value, net of transaction costs.

Other financial liabilities are subsequently measured at amortized cost using the effective interest method, with interest expense recognized on an effective yield basis.

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability, or (where appropriate) a shorter period, to the net carrying amount on initial recognition.

(v)	Derecognition of Financial Liabilities

The Group derecognizes financial liabilities when, and only when, the Group’s obligations are discharged, cancelled or they expired.

3.17	Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, when it is probable that the Group will be required to settle the obligation, and a reliable estimate of the amount can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation.

Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows.

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.

3.18	Statement of Cash Flows

The Group adopts the indirect method in the preparation of the statement of cash flows.

Cash and cash equivalents comprise cash and bank balances and other short-term, highly liquid investments that are readily convertible to cash with insignificant risk of changes in value, against which bank overdrafts, if any, are deducted.

4.	CRITICAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

In the application of the Group’s accounting policies, which are described in Note 3, the Directors are required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an on-going basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

4.1	Critical Judgments in Applying the Group’s Accounting Policies

In the process of applying the Group’s accounting policies, the Directors are of the opinion that there are no instances of application of judgment which are expected to have a significant effect on the amounts recognized in the consolidated financial statements other than as disclosed in Note 4.2 below.

4.2	Key Sources of Estimation Uncertainty

The key assumptions concerning the future and other key sources of estimation uncertainty at the end of the reporting period that have a significant risk of causing a material adjustment to the carrying amount of assets and liabilities of the Group within the next financial year are discussed below.

(i)	Impairment Assessment of Development Expenditure

Included in development expenditure are amounts capitalized for projects but yet to be launched by the Group as disclosed in Note 14. In assessing indicators for impairment, the management have considered the cash-generating ability of the related projects, likelihood of commercial launch and the risk of technology obsolescence.

When value in use calculations are undertaken, management must estimate the expected future cash flows from the project or cash generating unit and choose a suitable discount rate in order to calculate the present value of those cash flows. The preparation of the future cash flows involves significant judgment and estimation. While the Group believes that the assumptions used are appropriate and reasonable, significant changes in the assumptions may materially affect the assessment of recoverable amounts and may lead to future impairment charges.

5.	REVENUE

MYR
Online game pins	13,582,930
Revenue sharing	2,487,559

16,070,489

6.	EMPLOYEE EXPENSE

MYR
Wages, bonus and salaries	1,518,028
Defined contribution plans	101,785
Social security costs	11,992
Other personnel related expenses	74,790

1,706,595

Included in employee expense of the Group are Directors’ remuneration amounting to MYR525,756 as further disclosed in Note 7.

7.	DIRECTORS’ REMUNERATION

The members of the key management personnel of the Group comprise Directors of the Group. Below summarizes the compensation for these key management personnel:

MYR
Executive Directors:
Salaries and other emoluments	471,800
Defined contribution plans	53,956

525,756

8.	OTHER EXPENSES

MYR
Development expenditure written off	502,305
Maintenance expenses	141,007
Auditors’ remuneration	29,333
Others	194,113

866,758

9.	FINANCE COST

MYR
Interest expense on:
Term loan	40,385
Finance lease	20,301

60,686

10.	INCOME TAX EXPENSE

The Company has been awarded MSC Malaysia Status on July 11, 2007 and the tax incentive selected is Pioneer Status (100 percent tax exemption) for up to ten years pursuant to the Promotion of Investments Act 1986.

A reconciliation of income tax expense applicable to profit before tax at the applicable statutory income tax rate to income tax expense at the effective income tax rate of the Group is as follows:

MYR
Profit before tax	10,307,108

Taxation at Malaysian statutory tax rate of 25%	2,576,777
Tax effects of:
Expenses not deductible for tax	92,081
Income not subject to tax	(2,668,858)

—

As of November 7, 2012, the Group has tax-exempt profits available for distribution of approximately MYR9,594,000, subject to the agreement of the Inland Revenue Board.

11.	PLANT AND EQUIPMENT

	Computer equipment and software	Furniture, fittings and office equipment	Motor vehicles	Renovation	Total
	MYR	MYR	MYR	MYR	MYR
Cost
As of January 1, 2012	2,575,426	157,324	331,752	42,653	3,107,155
Additions	196,817	—	—	—	196,817

As of November 7, 2012	2,772,243	157,324	331,752	42,653	3,303,972

Accumulated depreciation
As of January 1, 2012	2,211,464	78,979	66,350	21,325	2,378,118
Charge for the period	198,849	13,270	55,292	3,554	270,965

As of November 7, 2012	2,410,313	92,249	121,642	24,879	2,649,083

Net book value
As of November 7, 2012	361,930	65,075	210,110	17,774	654,889

As of January 1, 2012	363,962	78,345	265,402	21,328	729,037

Included in plant and equipment of the Group are fully depreciated plant and equipment with an aggregate cost of approximately MYR1,971,000 which are still in use.

Included in plant and equipment of the Group is motor vehicle with a net book value of MYR210,110 held under finance lease arrangements.

12.	INVESTMENT PROPERTY

MYR
Cost
As of January 1, 2012	—
Additions	2,452,799

As of November 7, 2012	2,452,799

Accumulated Depreciation
As of January 1, 2012	—
Charge for the period	19,571

As of November 7, 2012	19,571

Net Book Value	2,433,228

Investment property comprises of a 4-storey terrace shop house situated in Bandar Sri Permaisuri, Kuala Lumpur for the purpose of rental income and capital appreciation.

The fair value of the Group’s investment property is determined to be approximately MYR2,500,000 as at November 7, 2012 by reference to the market indication of transaction prices for similar properties.

The property rental income earned by the Group from its investment property, which is leased out under operating leases, amounted to MYR21,137 during the period from January 1, 2012 to November 7, 2012. Direct operating expenses arising on the investment property amounted to MYR2,700.

The investment property has been charged as security for the term loan as disclosed in Note 22.

13.	INVESTMENT IN ASSOCIATE

MYR
At cost
Unquoted shares outside Malaysia	49,000
Share of post-acquisition reserves	(5,901)

43,099

Details of the associate:

Name of associate	Principal activities	Country of incorporation	Effective equity interest November 7, 2012
MMOG Asia (Thailand) Co. Ltd.*	Game operation services and support	Thailand	49%

*	Incorporated during the year.

In November 2012, the Group subscribed 4,900 ordinary shares of THB100 each, representing 49% of the issued and paid-up share capital of MMOG Asia (Thailand) Co. Ltd. for a total consideration of MYR49,000 or at an issue price of THB100 per share.

At the consolidated financial statements level, the carrying amount of the associate represents the Group’s share of net assets in the associate at end of the reporting period. Summarized financial information in respect of the Group’s associate is as follows:

MYR
Assets and liabilities
Total assets	115,806

Total liabilities	27,350

Net assets	88,456

Group’s share of the associate’s net assets	43,343

Revenue	—

Loss for the period	(12,043)

Share in results of the associate	(5,901)

14.	DEVELOPMENT EXPENDITURE

MYR
Cost
At January 1, 2012	602,369
Additions	150,937
Written off	(502,305)

At November 7, 2012	251,001

Accumulated amortization
At January 1, and November 7, 2012	—

Net book value
At November 7, 2012	251,001

The Group has written off development expenditure of MYR502,305 during the period as the management does not foresee future economic benefits to be generated from these game development projects.

15.	INTANGIBLE ASSETS

Exclusive licences and distribution rights of online games

MYR
Cost
At January 1, 2012	1,520,451
Additions	455,008

At November 7, 2012	1,975,459

Accumulated amortization
At January 1, 2012	546,324
Amortization for the period	452,381

At November 7, 2012	998,705

Net book value
At November 7, 2012	976,754

16.	TRADE RECEIVABLES

Trade receivables represent amount receivable mainly from sale of online game pins. The Group’s normal trade credit term is 30 days, and other credit terms are assessed and approved on a case-to-case basis.

The Group’s historical experience in collection of trade receivables falls within the recorded credit period and management believes that no additional credit risk beyond amount provided for collection losses is inherent in the Group’s trade receivables. The Group does not hold any collateral over these balances.

Trade receivables disclosed above include amounts (see below for aged analysis) that are past due at the end of the reporting period but against which the Group has not recognized an allowance for doubtful debts because there has not been a significant change in credit quality and the amounts are still considered recoverable.

The currency exposure profile of trade receivables of the Group is as follows:

MYR
Ringgit Malaysia	7,510,516
Thai Baht	110,353
US Dollar	241,316

7,862,185

Ageing of trade receivables not impaired:

MYR
Neither past due nor impaired	1,847,259
Past due but not impaired:
Past due 1 – 30 days	1,476,591
Past due 31 – 60 days	1,529,164
Past due 61 – 90 days	1,408,662
Past due 91 – 120 days	1,600,509
7,862,185

17.	PREPAID EXPENSES AND DEPOSITS

MYR
Prepaid expenses	396,962
Deposits	47,470

444,432

18.	CASH AND CASH EQUIVALENTS

MYR
Cash at banks and on hand	1,553,034

The currency exposure profile of cash and bank balances of the Group is as follows:

MYR
Ringgit Malaysia	1,232,831
US Dollar	320,203

1,553,034

19.	SHARE CAPITAL

MYR
Authorized:
5,000,000 ordinary shares of MYR1.00 each	5,000,000

Issued and fully paid:
2,000,000 ordinary shares of MYR1.00 each	2,000,000

20.	RESERVES

MYR
Non-distributable:
Share premium (i)	100,000
Distributable:
Retained earnings (ii)	8,943,077

9,043,077

(i)	Share Premium

Share premium arose from the premium on the issuance of new ordinary shares in prior financial years.

(ii)	Retained earnings

In accordance with the Finance Act 2007 of Malaysia, the Group has elected to move to the single tier income tax system on January 1, 2008. Under this single tier income tax system, tax on a company’s profits is a final tax and dividends distributed to shareholders will be exempted from tax.

21.	DIVIDENDS

MYR
First interim tax exempt dividend of MYR1.50 per share	3,000,000
Second interim tax exempt dividend of MYR1.50 per share	3,000,000

6,000,000

22.	BORROWINGS

MYR
Non-current – at amortized cost:
Secured
Term loans (i)	1,713,734
Finance lease payables (Note 23)	161,190

1,874,924

Current – at amortized cost:
Secured
Term loans (i)	58,210
Finance lease payables (Note 23)	47,365

105,575

(i)	Term loan

The term loan is repayable by instalments of varying amounts over the following periods:

MYR
Current
Not later than 1 year	58,210

Non-current
Later than 1 year and not later than 2 years	60,884
Later than 2 years and not later than 5 years	199,747
Later than 5 years	1,453,103

1,713,734

During the year, the Group had entered into the loan agreement with a local commercial bank in Malaysia to obtain financing for the purchase of a commercial building. As of November 7, 2012, the investment property with net book value of MYR2,433,228 is partially financed by term loan amounting to MYR1,800,000 with interest rate of Base Lending Rate (“BLR”) less 2.10% per annum. The loan is secured by mortgage of the investment property as disclosed in Note 12.

23.	FINANCE LEASE PAYABLES

MYR
Total Outstanding	229,306
Less: Interest in suspense outstanding	(20,751)

Principal outstanding	208,555
Less: Amount due for settlement within 12 months (shown under current liabilities)	(47,365)

Non-current portion	161,190

The non-current portion is repayable as follows:

MYR
Financial period of 12 months ending:
November 7, 2014	49,805
November 7, 2015	52,244
November 7, 2016	54,684
November 7, 2017	4,457

161,190

The Group acquired motor vehicles under finance lease arrangements. The average term is 5 years. The average effective borrowing rate was 4.70% per annum. Interest rates are fixed at the inception of the finance lease arrangements.

The Group’s finance lease payables are secured by the financial institutions’ charge over the assets under finance lease.

24.	TRADE PAYABLES

The normal trade credit terms granted to the Group by game developers range from 1 to 30 days.

25.	OTHER PAYABLES AND ACCRUED EXPENSES

MYR
Other payables	23,991
Accrued expenses for:
Bonus	213,293
Defined contribution plans	97,614
Auditors’ remuneration	33,333
Others	54,597

422,828

26.	HOLDING COMPANY AND RELATED COMPANY TRANSACTIONS

As mentioned in Note 2, the Directors now regard MOL AccessPortal Sdn. Bhd. a company incorporated In Malaysia, as the immediate holding company. The ultimate holding company is MOL Global Pte. Ltd., a company incorporated in the Republic of Singapore.

26.1	Amount due to an associate

MYR
Outstanding balance payable for other transactions	47,179

Amount due to an associate, which arose mainly from advances and expenses paid on behalf for the Group, is unsecured, interest-free and repayable on demand.

The related party transactions described above were carried out based on negotiated terms and conditions and mutually agreed with respective related parties.

27.	COMPENSATION OF KEY MANAGEMENT PERSONNEL

The members of key management personnel of the Group comprise Directors of the Group. Details on the compensation for these key management personnel are disclosed in Note 7.

28.	OPERATING LEASE COMMITMENT

The Group has entered into non-cancellable operating lease agreements for the use of office buildings.

The future aggregate minimum lease payments under non-cancellable operating leases contracted for as of the reporting date but not recognized as liabilities are as follows:

MYR
Future minimum lease payments:
Not later than 1 year	217,816
Later than 1 year and not later than 5 years	417,482

635,298

29.	FINANCIAL INSTRUMENTS

29.1	Capital Risk Management

The Group manages its capital to ensure that the Group will be able to continue as a going-concern while maximising the return to stakeholders.

The Group monitors and reviews its capital structure based on its business and operating requirements.

There were no changes in the Group’s approach to capital management during the period from January 1, 2012 to November 7, 2012.

29.2	Significant Accounting Policies

Details of the significant accounting policies and methods adopted for each class of financial asset, financial liability and equity instrument are disclosed in Note 3.

29.3	Categories of Financial Instruments

MYR
Financial Assets
Loans and receivables at amortized cost:
Trade receivables (Note 16)	7,862,185
Deposits (Note 17)	47,470
Cash and cash equivalents (Note 18)	1,553,034

Total financial assets	9,462,689

Financial Liabilities
Other financial liabilities at amortized cost:
Trade payables (Note 24)	725,039
Other payables (Note 25)	23,991
Amount due to an associate (Note 26)	47,179
Borrowings (Note 22)	1,980,499

Total financial liabilities	2,776,708

29.4	Financial Risk Management Objectives and Policies

The Group’s financial risk management policies seek to ensure that adequate financial resources are available for the development of the Group’s businesses whilst managing its interest rate, foreign exchange, liquidity and credit risks.

(i)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The Group’s exposure to changes in interest rates relates primarily to the Group’s interest bearing debt obligations. The Group does not use derivative financial instruments to hedge its risk but regularly reviews its debt portfolio to enable it to source low interest funding.

Sensitivity analysis for interest rate risk

As of November 7, 2012, if interest rates had been 50 basis points lower/higher, with all other variables held constant, the Group’s post-tax profit for the period from January 1, 2012 to November 7, 2012 would have been MYR8,860 higher/lower, arising mainly as a result of lower/higher finance costs on floating rate borrowings. The assumed movement in basis points for interest rate sensitivity analysis is based on a prudent estimate of the current market environment.

(ii)	Foreign exchange risk

Foreign exchange risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Exchange rate exposures are managed within the approved policy paramaters.

The Group undertakes certain transactions denominated in foreign currencies where the amounts outstanding are exposed to foreign currency risk. The Group monitors its foreign exchange exposure on an ongoing basis and are managed within approved policy parameters.

The Group’s operations are conducted primarily in Ringgit Malaysia (“MYR”), its functional currency.

The carrying amounts of the Group’s foreign currency denominated monetary assets and monetary liabilities at the end of the reporting period are as follows:

Assets
MYR
US Dollar	561,519
Thai Baht	110,353

671,872

Group’s foreign currency sensitivity

5% is the sensitivity rate used when reporting foreign currency risk internally to key management personnel and represents management’s assessment of the reasonably possible change in foreign exchange rates.

If the MYR strengthened/weakened by 5% against the foreign currencies with all other variables held constant, the Group’s post-tax profit for the financial year would have been MYR33,594 higher/lower.

The above sensitivity analysis is unrepresentative of the inherent foreign exchange risk because the period-end exposure does not reflect the exposure during the period from January 1, 2012 to November 7, 2012.

(iii)	Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting financial obligations due to shortage of funds. The Group’s exposure to liquidity risk arises from mismatches of the maturities of financial assets and liabilities. The Group’s objective is to maintain a balance between continuity of funding and flexibility through the use of bank loans and finance lease agreements.

The Group’s holding of cash together with committed funding facilities and net cash flow from operations, are expected to be sufficient to cover its cash flow needs.

The table below summarizes the maturity profile of the Group’s financial liabilities as at the reporting date. The table was prepared based on the undiscounted cash flows on financial liabilities on the basis of the earliest date at which the Group can be required to pay. The table includes both interest and principal cash flows.

	Weighted average effective interest rate	On demand or within 1 year	Within 2 to 5 years	After 5 years	Total
	%	MYR	MYR	MYR	MYR
November 7, 2012
Non-interest bearing	—	796,209	—	—	796,209
Variable interest rate instruments	4.5%	136,656	546,624	1,976,782	2,660,062
Fixed interest rate instruments	4.7%	56,208	173,268	—	229,476

		989,073	719,892	1,976,782	3,685,747

(iv)	Credit risk

Credit risk refers to the risk that a counter party will default on its contractual obligation resulting in financial loss to the Group. Credit risk with respect to trade and other receivables is managed through the application of credit approvals, credit limits and monitoring procedures. Credit is extended to the customers based upon careful evaluation of the customers’ financial condition and credit history. Surplus funds are placed with licensed financial institutions to minimize the risk that the counterparties will fail in performing their obligation.

The Group has significant concentration of credit risk from MOLAP amounting to MYR7,431,065 as of November 7, 2012.

The maximum credit exposure of the Group, without taking into account the fair value of any collateral, is represented by its carrying amounts of financial assets.

30.	FAIR VALUES OF FINANCIAL INSTRUMENTS

The fair values of financial instruments refer to the amounts at which the instruments could be exchanged or settled between knowledgeable and willing parties in an arm’s length transaction. Fair values have been arrived at based on prices quoted in an active, liquid market or estimated using certain valuation techniques such as discounted future cash flows based upon certain assumptions. Amounts derived from such methods and valuation techniques are inherently subjective and therefore do not necessarily reflect the amounts that would be received or paid in the event of immediate settlement of the instruments concerned.

On the basis of the amounts estimated from the methods and techniques as mentioned in the preceding paragraph, the carrying amount of the various financial assets and financial liabilities reflected on the statement of financial position approximate their fair values.

The methodologies used in arriving at the fair values of the principal financial assets and financial liabilities of the Group are as follows:

•

Cash and bank balances, trade receivables, deposits, trade and other payables, amount due to an associate, and current borrowings: The carrying amounts are considered to approximate the fair values as they are either within the normal credit terms or they have short-term maturity period.

•

Non-current borrowings: The fair values of non-current borrowings are determined by estimating future cash flows on a borrowing-by-borrowing basis, and discounting these future cash flows using an interest rate which takes into consideration the Group’s incremental borrowing rate at period- end for similar types of debt arrangements. The fair value of the non-current portion of term loans approximately its carrying amount as the impact of discounting is not significant.

31.	SUBSIDIARY COMPANIES

Details of the Group’s subsidiaries as at the end of the reporting period are as follows:

Name of subsidiary	Principal activities	Country of incorporation	Effective equity interest
MMOG Asia Sdn. Bhd.(1)	Supply computer games, software and hardware related to information technology	Malaysia	100%
Mitchville International Ltd.(1)	Game publisher	British Virgin Islands	100%

(1)	Subsidiary is dormant as at November 7, 2012

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

The new articles of association that we expect to adopt to become effective upon the completion of this offering provide for indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such only if they acted honestly and in good faith with a view to furthering the best interests of our company and, in the case of criminal proceedings, only if they had no reasonable cause to believe that their conduct was unlawful.

Pursuant to the indemnification agreements the form of which is filed as Exhibit 10.2 to this registration statement, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

The underwriting agreement, the form of which will be filed as Exhibit 1.1 to this registration statement, will also provide for indemnification by the underwriters of us and our officers and directors for certain liabilities, including liabilities arising under the Securities Act, but only to the extent that such liabilities are caused by information relating to the underwriters furnished to us in writing expressly for use in this registration statement and certain other disclosure documents.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7. RECENT SALES OF UNREGISTERED SECURITIES.

Upon incorporation on February 20, 2014, we had 50,000 ordinary shares, par value of $1.00 per share, authorized and one ordinary share issued and outstanding, which was held by MOL Global Singapore.

ITEM 8. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Exhibits

See Exhibit Index beginning on page II-5 of this registration statement.

The agreements included as exhibits to this registration statement contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties were made solely for the benefit of the other parties to the applicable agreement and (i) were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (ii) may have been qualified in such agreement by disclosure that was made to the other party in connection with the negotiation of the applicable agreement; (iii) may apply contract standards of “materiality” that are different from “materiality” under the applicable securities laws; and (iv) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement.

We acknowledge that, notwithstanding the inclusion of the foregoing cautionary statements, we are responsible for considering whether additional specific disclosure of material information regarding material contractual provisions is required to make the statements in this registration statement not misleading.

(b) Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

ITEM 9. UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Kuala Lumpur, Malaysia, on             , 2014.

MOL GLOBAL, INC.

By:
	Name:	Ganesh Kumar Bangah
	Title:	Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints each of                     and                     as attorneys-in-fact with full power of substitution for him or her in any and all capacities to do any and all acts and all things and to execute any and all instruments which said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act of 1933, as amended (the “Securities Act”), and any rules, regulations and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under the Securities Act of ordinary shares of the registrant (the “Shares”), including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form F-1 (the “Registration Statement”) to be filed with the Securities and Exchange Commission with respect to such Shares, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement; and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
	Chief Executive Officer	, 2014
Ganesh Kumar Bangah
	Director	, 2014
Craig White
	Director	, 2014
Yit Fei Chang
	Director	, 2014

	Chief Financial Officer (Principal Financial and Accounting Officer)	, 2014

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of MOL Global, Inc. has signed this registration statement or amendment thereto in New York on             , 2014.

Authorized U.S. Representative

By:
Name: , on behalf of
Title: Manager

EXHIBIT INDEX

Exhibit Number	Description of Document

1.1*	Form of Underwriting Agreement

3.1*	Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect

3.2*	Form of Amended and Restated Memorandum and Articles of Association of the Registrant (effective upon the closing of this offering)

4.1*	Registrant’s Specimen American Depositary Receipt (included in Exhibit 4.3)

4.2*	Registrant’s Specimen Certificate for Ordinary Shares

4.3*	Form of Deposit Agreement, among the Registrant, the depositary and holder of the American Depositary Receipts

5.1*	Opinion of Maples and Calder regarding the validity of the ordinary shares being registered and certain Cayman Islands tax matters

8.2*	Opinion of Maples and Calder regarding certain Cayman Islands tax matters (included in Exhibit 5.1)

10.2*	Form of Indemnification Agreement between the Registrant and its directors and executive officers

10.3*	Form of Employment Agreement between the Registrant and its executive officers

10.4*	Distribution Agreement between 7-Eleven Malaysia Sdn Bhd dated November 2, 2009

10.5*	Addendum dated September 3, 2013 to the Distribution Agreement between 7-Eleven Malaysia Sdn Bhd dated November 2, 2009

21.1	Subsidiaries of the Registrant

23.1*	Consent of Deloitte, an independent registered public accounting firm

23.2*	Consent of Maples and Calder (included in Exhibit 5.1)

24.1*	Powers of Attorney (included on signature page)

99.1*	Code of Business Conduct and Ethics of the Registrant

*	To be filed by amendment.